FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

ANNUAL REPORT 2005

Gold Fields Limited
the complete gold company

Report content

Financial highlights — page 1

Message from the chairman — page 2

Board of directors — page 6

Chief executive officer's review — page 8

  The Gold Fields strategy

  Sound operating performance

  Quality mining and cost management

  Building a global footprint

  Securing our future

  Good corporate governance

  Creating value for shareholders

Executive committee — page 22

Gold Fields Limited and the
  South African mining charter — page 24

Review of operations

  • South African operations — page 27

  • International operations — page 41

Developing projects — page 58

Exploration and new business development — page 61

Mineral resources and reserves — page 63

Sustainable development — page 72

Health and safety — page 74

Community relations — page 80

Human resources — page 86

HIV/AIDS — page 90

Environment — page 94

Economic footprint — page 100

Group value-added statement — page 102

Risk management — page 103

Corporate governance — page 106

Annual financial statements — page 113

Shareholders' information — page 182

Global reporting initiative — page 183

Administration and corporate information — page 184

Glossary of terms — page 185



GOLD FIELDS

Vision

To be a leading, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.





Mission

Gold Fields is intent on achieving outstanding returns for investors with motivated employees committed to optimising existing operations and aggressively pursuing and developing additional world-class deposits, promoting mutually beneficial relationships and applying best practice technology.

Registration number: 1986/004880/06
Share code: GFI ISIN - ZAE 000028123

Financial highlights

United States dollars				South African rand	
F2004	**F2005**			**F2005**	F2004
4,158	**4,219**	'000 oz	**Gold produced***	kg	**131,284**	129,329
302	**331**	$/oz	**Total cash costs**	R/kg	**66,041**	67,075
46,028	**47,880**	'000	**Tons milled/treated**	'000	**47,880**	46,028
387	**422**	$/oz	**Revenue**	R/kg	**84,218**	85,905
30	**32**	$/t	**Operating costs**	R/ton	**198**	204
336	**368**	$m	**Operating profit**	Rm	**2,286**	2,315
111	**29**	$m	**Net earnings**	Rm	**180**	768
85	**73**	$m	**Core earnings°**	Rm	**452**	587

all companies wholly owned except for Ghana (71.1%)
°net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items



Attributable gold reserves (Moz)



Attributable gold production (Moz)



Total cash costs (R/kg)



Total cash costs (US$/oz)



Share price (SA rand)



Share price (US dollars)

Message from the chairman

Mining operations
are well-planned and
engineered, accounts
are conservatively struck
and internal controls
are increasingly more
effective. These details
are transparently disclosed
herein.



Consistent performance

"… the company was able to report an increase in production to 4.22 million ounces, to reduce total cash costs from R67,075 per kilogram to R66,041 per kilogram and achieve flat operating profits …"

Company growth

"Growth for this company must come from new discoveries and/or acquisitions outside South Africa."

Good compliance

"The company is in good compliance with the criteria set by the Mining Charter and we expect its new order mining rights to be issued in 2006."

The fiscal year ended 30 June 2005 was a distracting one for Gold Fields. The overshadowing events were the extended hostile but futile bid by Harmony for Gold Fields and the failed IAMGold transaction, a matter related to the bid. Together, these two issues took up more than nine months of management time and were a major distraction for all concerned.

The fact that the company was able to report an increase in production to 4.22 million ounces, to reduce total cash costs from R67,075 per kilogram to R66,041 per kilogram and achieve flat operating profits is quite remarkable; a testament to the strength of our management and asset quality. Net earnings were down 77 per cent to R180 million largely due to non-operating features including the costs of the Harmony defence (R316 million), the costs associated with the proposed IAMGold transaction (R58 million), and higher amortisation charges.

By contrast, net earnings two years ago were R2,953 million. This highlights one of the key strategic issues facing Gold Fields. In 2003, gold hovered around US$400 an ounce, the rand averaged R9.07 to the US dollar and cost pressures in South Africa continued to grow. The contribution of the lower rand revenues and rising costs have a twofold effect on the company in that they not only reduce earnings but move gold reserves back out of the reserve classification to resource classification as economics are impaired. While this is not unique to South Africa, it is remarkable that the rest of the global industry is reporting such mediocre profits and lack of reserve growth in the face of US$425 per ounce gold prices. Higher input costs in the form of higher steel prices, higher cyanide, diesel and reagent costs, together with deteriorating mine grades, are to blame. This industry, which survived gold below US$275 an ounce, is strikingly unprosperous at US$425 an ounce.

This annual report discloses extensive detail about the operating results of the company and its various mines and enterprises. There can be no doubt that the day-to-day operations are professionally and competently managed. Mining operations are well planned and engineered, accounts are conservatively struck and internal controls are increasingly more effective. These details are transparently disclosed herein. I will confine my comments, therefore, to the external issues facing the company.

Firstly, the strategic issues remain the same as they have for some time. Despite substantial inward investment over the past decade, the South African mines are mature, getting deeper, and face declining grades and rising costs. Production growth from new ventures in South Africa is limited by the lack of new mining opportunities in gold. By and large, profitable growth in South Africa can only be achieved through investment in cost reduction and labour productivity in existing mines. These have their limits. Growth for this company therefore, must come from new discoveries and/or acquisitions outside South Africa. Some critics have attempted to paint this external growth focus as unpatriotic, however, management is charged and rewarded to create value for shareholders and grow the company. Gold Fields' vision is to be the leading, globally diversified precious metals producer. As the South African assets slowly decline over the next two decades or more, Gold Fields is bound to become increasingly international, using its South African base as the platform from which to grow globally.

Having said that, the South African operations remain the bedrock on which this company is built. Over the past five years, we have invested more than R5 billion in capital projects at our South African mines, thereby positioning them for the future. We have built new long-life shafts at Driefontein, Kloof and Beatrix; we have upgraded our metallurgical plant facilities to world-class standards; we continue to improve underground working conditions for our people through Project 28.5°C; and we have improved our overall safety performance by more than fifty per cent through various initiatives. We have invested in our ore bodies improving our available ore reserves position at our long-life shafts to more than 18 months, and we continue to invest in developing the skills and abilities of our people through extensive education and training programmes, spending approximately R133 million per year in this field.

Message from the chairman (continued)

The second strategic issue for Gold Fields is the difficulty in finding value-adding growth opportunities elsewhere in the world. The company has interesting development projects in inventory in the form of Cerro Corona in Peru, Essakane in Burkina Faso, plus promising joint venture prospects within Comaplex Mining on the Meliadine property in northern Canada and Bolivar Gold in Venezuela. During the year, the Arctic Platinum Project (APP) was put on hold. The strengthening trend of the euro against the US dollar and dramatic increases in steel and construction costs raised capital costs by 50 per cent from those anticipated last year which, in the face of low palladium prices, put the project economics below our investment hurdles. Inflation in capital, operating and transport costs generally, is affecting the economics of new projects almost everywhere which, when combined with the social and political risks of entering countries where gold is being found, makes growth a challenge.

The third principal strategic issue is meeting the demands for transformation in South Africa embodied principally in the Mining Charter and the Black Economic Empowerment (BEE) movements. The boom in global mining, particularly base metals, coal and iron ore, is placing intense pressure on the industry's already limited human resources and this will continue for some time. A significant challenge for the next few years will be for Gold Fields to meet the target for transformational representation in management. The ranks of historically disadvantaged South Africans (HDSAs) are not well filled with management-trained mining people, unquestionably a result of policy mistakes by past governments. Training, developing and retaining people will be a continuing challenge. On the related issue of black empowerment, the Gold Fields transaction with Mvelaphanda Resources to sell a 15 per cent equity interest in the South African gold mining interests of the company remains a landmark example of a responsible BEE transaction. During the year, this transaction was amended slightly to define the minimum (45 million) and maximum (55 million) number of shares in Gold Fields that Mvelaphanda Resources can obtain should it elect to exchange its equity interest in the South African assets for

Gold Fields shares. Also, Gold Fields has not yet received its new order mining rights, but is in good compliance with the criteria set by the Mining Charter. We expect the new order mining rights to be issued in F2006.

The hostile takeover attempt by Harmony for Gold Fields should never have happened. Motivated for the wrong reasons, namely, to revive and perhaps even rescue a failing Harmony; cloaked in hypocritical patriotism, and buttressed with gold reserves that did not conform to industry standards, the bid was unappealing to Gold Fields' shareholders from the start. Its primary strength was drawn from its designed appeal to overseas hedge funds and Harmony's irrevocable proxy from 20 per cent shareholder Norilsk Nickel. The fact that the bid was drawn out for an unheard-of seven months, can be blamed largely on the inconsistency between the competition laws and takeover code in South Africa. The entire takeover framework in South Africa is in need of reform and if any good is to come from Harmony's ill-conceived bid it will be to highlight this need. That aside and viewed in retrospect, the whole affair had only negative consequences. It was extremely expensive in legal and advisory costs, R316 million for Gold Fields and R184 million for Harmony, not to mention opportunities foregone while the company was under siege. While Harmony did manage to acquire 11 per cent of Gold Fields, it has incurred a loss of R372 million on the 6 per cent sold to date. Both companies endured severe markdowns in their market capitalisations, Harmony's spectacularly so, and neither has yet fully recovered despite a weakening rand. It has not made Gold Fields any more efficient than it was, while it has raised enduring questions about Harmony's ore reserves and management. Altogether, it was a value-destroying experience and antagonised most international shareholders.

The interrelated matter of the failed IAMGold transaction was also unfortunate. The concept of Gold Fields acquiring control of a foreign publicly listed company through the sale of its foreign assets to that company was consistent with our international growth strategy. IAMGold was the perfect target, for not only is it our joint venture partner and owner of 18.9 per cent of Tarkwa and Damang, it has other attractive interests in Africa, and was also in need of a transaction of the nature proposed. While by far the majority of Gold Fields shareholders by number supported the transaction, three significant shareholders, including 20.0 per cent shareholder Norilsk, voted against it. As a result the transaction was marginally rejected with 51.44 per cent of the votes cast against and 48.23 per cent in favour of the transaction. Not included were some institutional votes in favour of the transaction that went missing and could not be accounted for. The outcome was a setback for the company, particularly with respect to its internationalisation strategy. It does not, however, mean a change in the rationale and the external growth strategy of the company.

For much of the year, investor attention in the resources sector has been captured by the effects of growth in Chinese demand for all mineral resources. Price rises in base metals and ferrous minerals, along with coal, have drawn interest away from the gold sector and, relatively, gold prices have stagnated. Nonetheless, two encouraging developments have occurred during the year, namely the significant gold recovery in jewellery demand up 17 per cent in the first half of 2005, and the successful launch of the Gold Equity Traded Funds (ETF's) on the New York and other stock exchanges, allowing investors access to physical gold through more conventional and inexpensive channels. It is pleasing to note that almost all the increase in jewellery demand has come from those markets in which the World Gold Council has been promoting, confirming convincingly that effective market promotion does work. The gold ETF's today have accounted for 248 tons of demand and the NYSE product continues to grow strongly. It seems surprising, given the surges in energy costs, the massive twin deficits in the USA, and the threat of growing global terrorism, that gold has not responded more vigorously. If gold is to remain true to form, a strong response must inevitably follow.

Gold Fields is in the process of changing its board composition. In June 2005, we announced the appointments to the board of two Norilsk Nickel nominees, Mr Sergei Stefanovich and Dr Artem Grigorian, and at the annual general meeting Messrs Bernard van Rooyen and Gordon Parker will retire. On behalf of the board, I wish to welcome the new members and to thank Messrs van Rooyen and Parker for their individual and extensive contributions to the company. Both have been members since inception in 1998.

Finally, to management and employees throughout the company, it has been a disturbing and challenging year and, on behalf of the board, I wish to extend our heartfelt appreciation and thanks for your sustained perseverance, loyalty and commitment throughout this difficult time. At the same time, we extend our thanks to shareholders for their support.



Christopher Thompson
Chairman

Board of directors



1.



2.



3.



4.



5.



6.



7.

1. Christopher M T Thompson (57)[†]

Chairman

BA Rhodes; MSc (Management Studies), Bradford

Mr Thompson has been a director of Gold Fields since May 1998 and chairman of the board since October 1998. He was the chief executive officer of Gold Fields from October 1998 to 30 June 2002. He has over 36 years of experience in the mining industry. He is also chairman and member of the executive committee of the World Gold Council, director of TeckCominco Corporation and Frontera Copper Corporation and a past director of the South African Chamber of Mines and of Business against Crime.

2. Alan J Wright (64)°

Deputy Chairman

CA(SA)

Mr Wright has been deputy chairman of Gold Fields since November 1997. Prior to September 1998, he was the chief executive officer of Gold Fields of South Africa Limited.

EXECUTIVE DIRECTORS

3. Ian D Cockerill (51)*

Chief Executive Officer

BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines

Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 30 years of experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Limited.

4. Nicholas J Holland (46)*

Chief Financial Officer

B.Comm, BAcc, Witwatersrand; CA(SA)

Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 25 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, and Teba Bank Limited.

NON-EXECUTIVE DIRECTORS

5. Kofi Ansah (61)°

BSc (Mech. Eng) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology

Mr Ansah was appointed a director in April 2004. He is a director of Metropolitan Insurance Company Limited and Aluwoks Limited.

6. Michael J McMahon (58)°

BSc (Mech. Eng), Glasgow

Mr McMahon has been a director of Gold Fields since December 1999. He serves as non-executive director of Impala Platinum Holdings Limited and Murray & Roberts Holdings Limited. Previously, he was chairman and an executive director of Gencor Limited and executive chairman and chief executive officer of Impala Platinum Holdings Limited.

7. Gordon R Parker (69)°

BS, MS, Montana College of Mineral Science and Technology; MBA, Cape Town

Mr Parker has been a director of Gold Fields since May 1998. He is a director of Caterpillar Inc, and Phelps Dodge Corporation. Previously, he was chairman, president and chief executive officer of Newmont Mining Corporation.

8. Patrick J Ryan (68)°

PhD (Geology), Witwatersrand

Dr Ryan has been a director of Gold Fields since May 1998. He is the chairman of Frontera Copper Corporation and Cobre del Mayo S.A. de CV. He was previously the executive vice president, mining operations, development and exploration at Phelps Dodge Corporation.



9. Tokyo M G Sexwale (52)*

Certificate in Business Studies, University of Botswana, Lesotho and Swaziland

Mr Sexwale has been a director of Gold Fields since January 2001. He is chairman of Mvelaphanda Resources Limited, Northam Platinum Limited and Trans Hex Group Limited and a director of a number of other companies.



10. Bernard R van Rooyen (71)*

BA, LLB, Witwatersrand

Mr van Rooyen has been a director of Gold Fields since May 1998. He is the deputy chairman of Trans Hex Group Limited and of Mvelaphanda Resources Limited and a director of Northam Platinum Limited, Banro Corporation, Mvelaphanda Gold (Pty) Limited and Ndowana Exploration (Pty) Limited.



11. Chris I von Christierson (57)°

BComm, Rhodes; MA, Cambridge

Mr von Christierson has been a director of Gold Fields since February 1999. He is the chairman of Rio Narcea Gold Mines Limited and a director of Afri-Can Marine Minerals Corporation Limited and Southern Prospecting (UK) Limited.



12. Jakes G Gerwel (59)°

D.litt et Phil (magna cum laude) Brussels

Professor Gerwel has been a director of Gold Fields since August 2002. He is chancellor of Rhodes University; Nelson Mandela Distinguished Professor in the Humanities at the University of the Western Cape, non-executive chairman of Brimstone Investment Corporation and South African Airways (Proprietary) Limited and a director of a number of other companies.



13. Rupert L Pennant-Rea (57)°

BA (Trinity College Dublin); MA (Univ. of Manchester)

Mr Pennant-Rea has been a director of Gold Fields since July 2002. He is a director of The Stationery Office Holdings Limited and Henderson Group plc. He is a director of British American Tobacco plc, Sherrit International Corporation, First Quantum Minerals, Rio Narcea, and a number of other companies. Previously he was editor of *The Economist* and deputy governor of the Bank of England.



14. Artem Grigorian (48)*

PhD in Political Science and History, USSR Academy of Science

Dr Grigorian was appointed a director in June 2005. He is vice-president and shareholder of Russian Spectra company and chief executive officer of Russian company RMC.



15. Sergei Stefanovich (35)*

Law and English Studies (cum laude) Odessa State University; MBA Lausanne, Switzerland

Mr Stefanovich was appointed a director in June 2005. He is a director, international operations at MMC Norilsk Nickel.



* Non-independent directors   ° Independent directors

† Mr Thompson, who could previously not be categorised as independent by virtue of his employment by the company until 30 June 2002, became an independent director of Gold Fields with effect from 1 July 2005.

The Gold Fields strategy

The 2005 financial year was challenging yet successful, with the Group delivering a sound operating performance. The fluctuating rand/US dollar exchange rate mitigated against optimising our rand income, while the attempted hostile takeover bid by Harmony was successfully defeated.

- ## Focused on operational excellence

- ## Positioned for growth

- ## Securing our future



Gold Fields
International operations

FINLAND
APP **(page 60)**

AUSTRALIA
St Ives **(page 52)** Agnew **(page 55)**

GHANA
Tarkwa **(page 46)** Damang **(page 49)**

PERU
Cerro Corona **(page 58)**

South African operations

SOUTH AFRICA
Driefontein **(page 32)** Kloof **(page 35)** Beatrix **(page 38)**

■ Producing mines ☐ Developing projects

on track and delivering

Chief executive officer's review

SUMMARY

The 2005 financial year was challenging yet successful, with the Group delivering a sound operating performance. The fluctuating rand/US dollar exchange rate mitigated against optimising our rand income, while the attempted hostile takeover bid by Harmony was successfully defeated. The international expansion projects at Tarkwa and St Ives were completed ahead of expectation and their benefits are expected to make significant future contributions to Gold Fields' bottom line. The South African mines have been successfully repositioned from the "Wal-Mart" strategy to the "Saks Fifth Avenue" strategy, aimed at improving quality volumes, and have recorded an overall robust cost performance since September 2003.

HEALTH AND SAFETY

The safety and welfare of our people are of primary importance to the Group and it is with deep regret and sadness that I record the tragic loss of 26 fellow employees in mining related incidents over the past year. I sincerely extend the Group's condolences to the families and friends of the deceased.

Our safety statistics did, however, show improvement during F2005. The fatal injury frequency rate improved by 33 per

I would like to pay tribute to all Gold Fields' stakeholders who stood by us during the Harmony hostile bid, be they employees or investors. We undertake to justify their confidence in Gold Fields by improving the Group's performance and strengthening our shareholders' investment.



The Gold Fields strategy	page **8**
Sound operating performance	page **10**
Quality mining and cost management	page **12**
Building a global footprint	page **14**
Securing our future	page **16**
Good corporate governance	page **18**
Creating value for shareholders	page **20**

Operational excellence
Sound operating performance

We achieved our key objectives of increasing production and reducing costs despite the challenging operating environment.

▶ **Significant improvements in safety**

▶ **Attributable gold production up 2% to 4.2 million oz**

▶ **Total cash costs down 2% to R66,041/kg**

▶ **Dividend declared 70 SA cps, 11 US cps**



Production (Moz)

	04	05
4,300		
4,200		
4,100		
4,000		
3,900		
3,800		
3,700		
3,600		



Costs (R/kg)

	04	05
67,200		
67,000		
66,800		
66,600		
66,400		
66,200		
66,000		
65,800		
65,600		







despite a challenging year

cent, the serious injury frequency rate by 7 per cent and the lost day injury frequency rate by 9 per cent. Gold Fields' management will continue to pursue its focus on mine safety towards achieving our vision of zero mining casualties and ensuring all our mines attain safety rates on par with the leading global safety benchmark, that is, the Ontario Underground Mining Standard.

During the year, our Damang, Agnew and St Ives operations recorded no fatal accidents, while Beatrix mine achieved a notable three million fatality-free shifts. The health and safety management system at Tarkwa is in the process of being certified Occupational Health and Safety Assessment Series (OSHSAS) compliant and will receive accreditation at the end of 2005. Our South African operations have also set the end of calendar 2005 as their target to become fully compliant.

We completed a number of health initiatives during the year. A Du Pont peer review was conducted at our South African operations to identify areas for further improvement of our health and safety management. The findings emphasised the imperative of complete employee involvement in recognising and reporting unsafe conditions and avoiding the repetition of events that gave rise to previous injuries and accidents. A total re-engineering of hospital care was implemented through the introduction of the demand-nursing staffing model, thereby converting fixed costs to variable costs. We also reviewed our codes of practice for thermal stress, noise and airborne pollutants, and these levels were audited and reviewed accordingly.

RESULTS

The Group delivered a sound operational performance for F2005 and I am particularly pleased to report that we achieved our key objectives of increasing production and reducing unit costs despite the challenging operating environment. Attributable gold produced by the Group amounted to 4.22 million ounces (F2004: 4.16 million ounces). Operating profit for F2005 was R2.29 billion (F2004: R2.32 billion) of which R1.55 billion (F2004: R1.53 billion) was generated from international assets. Operating costs, including gold in process movements, were marginally higher at R9.47 billion

(F2004: R9.46 billion), although they reduced on a unit total cash cost basis from R67,705 per kilogram to R66,041 per kilogram. On a tons processed basis, costs improved to R198 per ton from R204 per ton. Net earnings were R180 million (F2004: R768 million) and headline earnings totalled R291 million (F2004: R763 million).

The rand/US dollar exchange rate strengthened from an average of R6.90 in F2004 to R6.21 in F2005, while the dollar gold price appreciated from an average of US$387 per ounce in F2004 to US$422 per ounce. As a result, the rand gold price received by the South African operations fell by 2 per cent to R84,175 per kilogram (F2004: R85,673 per kilogram). Accordingly, our South African operations remained under pressure while the international operations, taking full advantage of the higher gold price, contributed a laudable 68 per cent to Group operating profit.

Significant gains of R344 million were generated on financial instruments during the year. However, the R316 million cost of defending the Harmony bid and the R58 million cost of the failed IAMGold transaction, further diluted earnings for the period to R180 million (F2004: R768 million). Core earnings, that is earnings excluding gains and losses on financial instruments and foreign debt and exceptional items, were R452 million (F2004: R587 million).

The tendentious Harmony takeover bid was successfully laid to rest when the High Court ruled on 20 May 2005 that the offer had, in fact, lapsed on 18 December 2004 and was not capable in law of being revised or reinstated. The takeover litigation is closed but the repercussions for business in general, and the mining industry, in particular, remain to be seen. However, it did bring to light some positive benefits and served to emphasise Gold Fields' underlying strength as an investment and an employer. The scheme to acquire control of the world's fourth largest gold mining company was, at best, ill-conceived. I would like to pay tribute to all Gold Fields' stakeholders who stood by us during this episode, be they employees or investors. We undertake to justify their confidence in Gold Fields by improving the Group's performance and strengthening our shareholders' investment.

Operational excellence
Quality mining and cost management

The South African operations have not only delivered in terms of improved quality volumes, they have also shown an impressive improvement in cost performance. Operating costs decreased from R6.68 billion to R6.66 billion despite higher gold production, above inflation wage increases and higher steel and fuel costs during F2005.

- **SA operations repositioned from "Wal-Mart" to "Saks Fifth Avenue" strategy**

- **Delivery on Project 100 and Project Beyond**

Increase	Reduce	Improved
Revenue – Cost = PROFIT		

Revenue	Project 400	R400 million revenue enhancement through quality mining	Project ongoing
Costs	Project 100	R100 million savings through improved standards and norms, logistics and planning	R140 million achieved
	Project 100+	R200 million savings through additional projects underway	R30 million secured, project ongoing
	Project Beyond	R200 million to R300 million savings through improved supply chain management	R103 million secured 12% savings on R881 million spend

TARGET

- **Cost reduction in SA at or below R70,000/kg**

- **Global procurement project – US$20 million potential savings**

delivering benefits

Chief executive officer's review (continued)

SOUTH AFRICAN OPERATIONS

Management took a view in September 2003 that the rand would remain stronger for longer than initially anticipated. It was decided to reposition the South African operations by converting from the "Wal-Mart" to the "Saks Fifth Avenue" strategy. To support this strategy, we also introduced an initiative called Project 500. It consists of two components: project 400, which was designed to add a further R400 million of revenue through improving the quality and quantity of our output, and project 100, a stores-based consumption project, which focused on achieving R100 million in cost savings through improved standards and norms.

I am pleased to report that these strategies are being successfully implemented. During F2005, the underground yield for the South African operations increased from 7.1 grams to 7.4 grams per ton and the area mined increased by 2 per cent to 2.05 million square metres. This resulted in South African gold production increasing by 1 per cent from 2.80 million ounces in F2004 to 2.82 million ounces in F2005, included in this was the one hundred millionth ounce produced by Driefontein.

The South African operations also showed an impressive improvement in cost performance, with operating costs decreasing from R6.68 billion to R6.66 billion despite the higher gold production, above inflation wage increases, and higher steel and fuel costs during F2005. This translated into a 1 per cent reduction in total cash costs from R73,626 to R72,830 per kilogram. This improvement is attributable in part to Project 100, which performed beyond expectations, exceeding our annual savings target of R100 million by 40 per cent.

Project Beyond, a procurement project entailing improved supply chain management was launched in May 2004 with projected annual savings of between R200 million to R300 million over 18 to 24 months. The project gathered significant momentum during F2005 and delivered savings of R103 million against historical contract prices. Further benefits will be realised in the upcoming financial year as Project Beyond is rolled out to the international operations.

We have also established a new project, Project 100+ which is focused on adding ongoing sustainable savings at the South African operations. As at the end of June 2005 15 projects with potential savings of R200 million per annum were identified. The benefits of these projects are expected to be realised in F2006 and beyond.

INTERNATIONAL OPERATIONS

The international operations delivered a sterling performance with total gold production up 4 per cent to 1.66 million ounces. One of the most significant achievements for Gold Fields in F2005 was the completion of both major capital projects: the mill expansion and owner mining projects at Tarkwa in Ghana and the mill replacement at St Ives in Western Australia. These important R1.7 billion growth projects, which will provide double-digit returns, have positioned the Group to benefit from further increased production and lower costs going forward.

Tarkwa delivered a significant contribution to Gold Fields generating an operating profit of R803 million (US$129 million) in F2005, 35 per cent higher than F2004. With a production increase of 23 per cent, Tarkwa is now the largest producer of gold in Ghana.

Damang made a substantial contribution of R221 million (US$36 million) to the Group's operating profit during F2005. The major focus at Damang is the large-scale cutback of the Damang pit in pursuit of higher grade ores. We plan to commence this process in F2006 with significant ore volumes being achieved in late F2007.

St Ives had a difficult year due to open pit ore grades being lower than planned and a slow ramp up in productivity at the new underground mines. As a result, gold production was 3 per cent lower than F2004. The replacement of planned open pit ounces with higher cost underground ounces resulted in a 7 per cent increase in total cash costs year-on-year. St Ives nevertheless contributed R282 million (US$45 million; A$60 million) towards operating profit. However, we anticipate additional production in the order of 10 per cent and substantial cost reductions in F2006 as the new mill reaches planned operational efficiency.

Growth
Building a global footprint

Our growth strategy includes, inter alia, to achieve a 50:50 split between South African and international production by 2009, thereby balancing our portfolio and reducing technical, product and geographic risk.

▼ GOAL

INTERNATIONAL GROWTH OF 1.5 MILLION OUNCES BY 2009

| South America | Russia | Africa | Australasia |

▶ Organic growth projects at Tarkwa & St Ives completed

▶ R3.4 billion "war chest" for growth

▶ Internally funded exploration pipeline

▶ Cerro Corona feasibility to be completed in early F2006

▶ Significant potential opportunity identified in Burkina Faso (Essakane Project)



Philosophy

▶ The search for quality assets

▶ Diversifying technical, product & geographical risk

FOCUS ON THE RULE OF TWOS

- Minimum of 2 million ounces in reserves
- Production rates of greater than 200,000 ounces per year

- Cash cost of production less than half the commodity price
- Pay-back of capital investment in two years
- Double digit rate of return

a passion for value

Chief executive officer's review *(continued)*

Agnew increased gold production by 5 per cent to 212,500 ounces with total cash costs of A$310 per ounce contributing R247 million (US$40 million; A$53 million) to Group operating profit. The successful commissioning of the Songvang pit at Agnew will produce a base load of medium grade ores that, along with the high grade ore from the Waroonga underground complex, will give the mine an assured four to five year life before alternative ore sources are required.

GROWTH

Our growth strategy remains unchanged, namely to achieve a 50:50 split between South African and offshore production by adding 1.5 million ounces of offshore production to our portfolio by 2009, thereby balancing our portfolio and reducing risk.

Delays were experienced with the Cerro Corona project in Peru, the most significant being caused by sociopolitical issues around the mine site and within the region. However, the feasibility study is expected to be completed in early F2006 and the mining permit to be issued during November 2005, six months later than anticipated.

The Arctic Platinum Project (APP) has been placed on hold. The feasibility study was temporarily delayed in October 2004 when we had to review the impact of lower grades in the Suhanko resource models and the impacts of a significant increase in input costs following the global commodity and resources boom, coupled with the strong euro/US dollar exchange rate. Previous capital estimates required to bring the project into production increased from US$300 million to in excess of US$500 million. The global shift in the base metal smelter market and the short-term outlook for the palladium market, compounded the adverse prospects for this project. We are completing the APP geological work but unless a significant, smaller high-margin opportunity is identified, or the economic drivers return to more favourable parameters, it will remain on hold.

Our exploration group has identified a significant potential opportunity in Burkina Faso (Essakane Project) in which Gold Fields can gain a 70 per cent interest. A pre-feasibility study was commenced during the year and the results of this study are expected towards the end of calendar 2005.

Should the outcome be favourable, we will immediately commence with a feasibility study.

We continue to invest in exploration in selected major gold areas of the world and are actively managing our investment in junior companies to gain exposure to developing assets. These investments are proving cost-effective and the exploration programme is currently self-funding. In addition, we seek acquisitions or exploration investments in areas where we are under-represented, such as certain parts of Africa, South America, Australasia and Russia.

THE IAMGOLD TRANSACTION

Gold Fields has a strong balance sheet with net cash and near-cash reserves of approximately R3.4 billion available to fund growth projects and other opportunities that may arise. In line with our current strategy for growth, we are looking more closely at expanding our exposure to international investments. One such project was the reverse takeover of the IAMGold Corporation, our partner in Gold Fields Ghana and Abosso Goldfields Limited. The proposal was submitted to shareholders who rejected it by 51.44 per cent against, 48.23 per cent in favour and 0.33 per cent abstaining.

It was a disappointing result for management but the decision of shareholders is paramount and respected. However, it should be stressed that IAMGold was never a strategy in itself. Rather, it was a way of accelerating the achievement of the previously stated goal of an additional 1.5 million annual offshore ounces.

NORILSK NICKEL

As referred to by the Chairman, Norilsk Nickel, which took a 20.0 per cent stake in Gold Fields on 29 March 2004, has nominated two representatives to the Gold Fields board. As previously stated, we have agreed to explore the potential for co-operation regarding our respective gold assets.

MINING CHARTER

During 2005, we continued to make good progress towards meeting or exceeding the requirements of the Mining Charter, and there has been an interactive process to this end with the Department of Minerals and Energy.

Securing our future
A focused strategy…

Sustainable development is a core objective of our business. We remain focused on continued profitability while, at the same time, remaining alive to the realities and needs of the communities within which we operate.

- South African mining rights conversion by F2006

- Listed on the JSE/SRI index

- All operations ISO 14001 compliant

- Supporting the World Gold Council

- Significant investment in local communities





towards sustainable development

We anticipate that our new order mining rights will be issued in the course of F2006.

Gold Fields' participation in the South African Mining Charter is discussed more fully in the accompanying review.

BLACK EMPOWERMENT EQUITY PARTNER

The terms of our March 2004 transaction with Mvelaphanda Resources to sell a 15 per cent beneficial interest in the South African gold mining interests of Gold Fields to Mvelaphanda within five years, were amended by mutual consent to provide greater certainty as to the ultimate minimum and maximum number of shares Mvelaphanda Resources may hold in Gold Fields Limited. The transaction makes provision for both Gold Fields and Mvelaphanda to have the right to require the exchange of the said 15 per cent equity interest in return for the issue to Mvelaphanda of new ordinary shares of an equivalent value in Gold Fields Limited, based on a formula provided for in the existing agreements ("the exchange right"). However, the vagaries of currency markets, and the gold price, made it desirable to amend the transaction to provide for a minimum and maximum number of Gold Fields Limited shares that will be issued following the exercise of the exchange right. In terms of the amendment, Mvelaphanda will be entitled to be issued with not less than 45 million and not more than 55 million Gold Fields Limited shares if the exchange right is exercised. These amended terms provide certainty regarding Mvelaphanda's ultimate shareholding in Gold Fields Limited, thereby securing a sustainable black economic empowerment partnership, as was intended. The full legal provisions of the transaction are contained in the directors' report on page 134.

SUSTAINABLE DEVELOPMENT

Sustainable development is and always has been, a core objective of our business and is highlighted throughout this report. We remain focused on the continued profitability of our business while, at the same time, remaining alive to the realities and needs of the societies within which we operate. We are committed to following the principles of the Global Reporting Initiative and have indexed our performance against the key indicators on page 183 of this report.

We participated in the second round of the JSE Social Responsibility Index on triple bottom line reporting and were ranked in the top five of high-impact companies on the Index. Ranking for this was based on sound social, economic and environmental performance. High-impact companies include those with the most potential to cause damage to the environment and include 22 companies, the majority of which are mining companies.

ENVIRONMENTAL MANAGEMENT

As a leading international mining company, we are deeply aware of our responsibility to practise mining in a manner that will ensure sustainability. The environmental management systems of our Group mines have been certified in terms of ISO 14001 and the South African mines were re-certified in 2005 in terms of the ISO 14001:2004 guideline.

In the field of environmental education and training, we extended both our environmental awareness training and task-specific training. In addition to the education centres we partner with Rhodes University, we submitted a proposal to the Department of Minerals and Energy during F2005 for the introduction of a post-graduate course in environmental management in mining.

COMMUNITY RELATIONS

Our South African and international community relations programmes continued during F2005 with a budget exceeding R34 million. Projects are focused on communities within which our operations are located or from which we draw labour, and are identified and managed to support the integrated development plans of such communities and their respective civil administrations.

Greater emphasis is placed on projects that are market-oriented and will be sustainable in order to make a real contribution to the economies of the communities within which they are located. One such project near our Beatrix mine in the Free State will focus on the growing and extraction of essential oils for international markets. Sixty-five hectares of land will be planted with biomass to produce 800 litres of extracted oils for beneficiation in South Africa as well as export, generating approximately R5 million per annum in

Securing our future
A culture...

Gold Fields is committed to upholding sound principles of corporate governance in all of its business dealings and in respect of all its shareholders.

- High standards of corporate ethics

- Balanced approach to risk management

- Responsibility to all shareholders



....built on good corporate governance

Chief executive officer's review *(continued)*

revenue and creating additional employment opportunities for the local community. In Ghana, a number of large-scale agribusiness opportunities were assessed to develop viable businesses in the Tarkwa area. Oil palm has an excellent potential due to high Ghanaian and regional demand and available local expertise, and potential partners are being sought for such a business venture.

HIV/AIDS

The most recent statistics indicate that just over five million people of South Africa's total population of 46 million were HIV positive at the end of calendar 2004, representing a total population prevalence rate of 11 per cent[1]. Our HIV/Aids strategy remains based on prevention, care for the infected and affected, rehabilitation and after-care, and monitoring and evaluation.

Our Highly Active Anti-retroviral Therapy (HAART) programme has been extended to our operations in Ghana where, in conjunction with the International Labour Organisation (ILO) and the Ghana Mine Workers' Union, a joint HIV/Aids programme is being implemented based on the ILO Code of Practice.

In South Africa, our HAART programme has been approved as best medical practice by the HIV Clinicians' Society of South Africa. Approximately 81 per cent of our South African employees who started on the HAART programme still actively attend clinics. Further details of our HIV/Aids programme appear on page 90 of this report.

HUMAN RESOURCES

F2005 saw the continuation of our strategy to increase the participation of historically disadvantaged South Africans (HDSAs) in middle to senior positions throughout the Group. Ensuring the success of our Group's employment equity plan is a key performance target for all of our managers. We have also developed retention strategies, particularly as skilled and experienced people become scarcer throughout the mining industry, to ensure we reach the targets we have set ourselves.

The percentage of HDSAs employed in the Patterson grading C upper to F bands and above at our South African operations,

increased from 19 per cent in F2000 to 33 per cent at the end of F2005. Of this total, 37 per cent were in the C upper band.

RISK MANAGEMENT

Our approach to risk management is laid down in our Group Risk Policy, which lays the foundation for consistent, comprehensive and systematic risk assessment and reporting procedures across the Group. Management committees at various levels in the company review and report on the Group's most significant risks, along with data on the controls and risk mitigation strategies that are in place to reduce the levels of risk facing the company.

The board, assisted by its nominated committees, is responsible for the overall system of risk management and accordingly monitors on an ongoing basis the Group's key risks and the internal control environment.

The risk assessment process during the year highlighted various key risk categories that could affect Gold Fields. These factors, should they materialise, could materially affect the Group's results. The key categories are:

- Political;
- Financial;
- Ore reserves;
- Environmental and social;
- Health; and
- Human resources.

The Group's risk financing philosophy and practices remained largely unchanged during the year. Provision was made for increased cover limits for underground and surface events. Should the Group suffer a major loss, future earnings could be affected. Risk management is discussed more fully on page 103.

CORPORATE GOVERNANCE

Gold Fields has, since its inception, been committed to upholding sound principles of corporate governance in all of its business dealings and in respect of all its stakeholders. As the focal point of the company's corporate governance system, all board members are expected to discharge their fiduciary duties and responsibilities professionally and in accordance with Gold Fields' Code of Ethics, thereby

[1] *Department of Health, National Antenatal Survey 2004.*



Creating value for shareholders

Our main objectives for F2006 are to:

- Raise safety performance at all operations to global benchmark standards

- Produce 4.3 million attributable ounces of gold

- Target South African costs at or below R70,000/kg

- Target Group costs at or below R66,000/kg

- Improve productivity at the South African operations

- Replenish depleted ounces through exploration success or acquisitions



Production (Moz)

May 98 — June 05



Market capitalisation ($bn)

May 98 — June 05



Internationally diversified shareholder base

- South Africa 30%
- Russia 20%
- North America 33%
- Europe 16%
- Rest of world 1%





DIVIDEND POLICY:

Gold Fields' dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after tax excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying financial instruments.

Gold Fields:
the complete gold company

upholding our core values of integrity, transparency and enterprise enshrined in this code.

We continue to endorse the principles contained in the South African Code of Corporate Practices and Conduct as recommended in the Second King Report and believe that we comply substantially and materially with its provisions. Going forward, adherence to sound principles of corporate governance is and will remain both a board and management priority.

DIVIDEND

The company declared an interim dividend of 30 South African cents (5 US cents) on 28 January 2005 and a final dividend of 40 South African cents (6 US cents) on 3 August 2005, making a full year dividend of 70 South African cents (11 US cents).

OUTLOOK FOR 2006

We expect the rand to remain strong during F2006 given the robustness of the local economy and the continued weakness of the US dollar. Input costs will increase as a result of the higher wage environment and rising energy costs, particularly petroleum-based products. Costs are therefore expected to remain under pressure. However, there are indications that the dollar gold price will remain at the positive levels recorded at the end of F2005.

Against this background, our main objectives for F2006 are:

- to raise the safety performance of all operations by a further 10 per cent thus moving towards the global benchmarking standard in order to eliminate fatalities and injuries;
- attributable gold production of 4.3 million ounces;
- Group costs targeted at or below R66,000 per kilogram;
- South African costs targeted at or below R70,000 per kilogram;
- to improve productivity at the South African operations by 10 per cent to 4.3 square metres per total employee costed;
- to conclude the feasibility study on Cerro Corona and, if positive, initiate development on this project; and
- to replenish depleted ounces through exploration success or through the acquisition of new ounces.

APPRECIATION

Finally, I thank the people of Gold Fields and their families for their hard work, dedication and loyalty in the challenging year behind us, and especially to all those who contributed towards defending our company from the Harmony hostile bid. The fruits of their efforts will be reaped as we move into the future. I also thank the Chairman and board of directors for their valued advice and guidance throughout the year.



Ian Cockerill

Chief Executive Officer

Gold Fields finalised a two-year wage agreement with unions and associations on 11 August 2005, effectively bringing to an end the strike that commenced on 7 August 2005. We reached this settlement as part of the industry-wide negotiations co-ordinated by the South African Chamber of Mines. Employees returned to work on 12 August 2005.

We have a range of cost savings and productivity initiatives in place across all our operations through which to mitigate upward cost pressures. Because labour costs account for approximately 50 per cent of total costs on the South African operations, the impact of this salary increase on total production costs will be approximately 3 per cent.

The settlement for the different categories of employees ranged between 6 per cent and 7 per cent, the weighted impact being a 6.5 per cent increase in the salary bill of the Group's South African operations for F2006, and for F2007 CPIX plus 1 per cent or a minimum of 6 per cent for the lowest paid employees, and CPIX plus 1 per cent, or a minimum of 5.5 per cent for the rest.

Executive committee











1. Ian Cockerill (51)

BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines

Chief Executive Officer

Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 30 years of experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Ashanti Limited.

2. Nick Holland (46)

B.Comm, BAcc, Witwatersrand; CA(SA)

Chief Financial Officer

Mr Holland has been a director of Gold Fields since February 1998 and Executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 25 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, and Teba Bank.

3. John Munro (37)

BSc (Chemical Engineering), Cape Town

Executive Vice President and Head of International Operations

On 1 September 2003, Mr Munro was appointed Executive Vice President and Head of International Operations. Mr Munro had previously served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields. Prior to that Mr Munro served as Assistant Manager of the Property Division of Gold Fields of South Africa Limited.

4. Craig Nelsen (53)

BA (Geology), Montana;MSc (Geology), New Mexico

Executive Vice President, Exploration

President and CEO of Gold Fields Exploration, Inc. Since April 1999, Mr Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On 15 April 2002, Mr Nelsen's title changed to Executive Vice President, Exploration. Mr Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated.

5. Mike Prinsloo (51)

BSc (Mining Engineering), Witwatersrand;AMP, Harvard

Executive Vice President, South African Operations

On 15 April 2002, Mr Prinsloo was appointed Executive Vice President, South African Operations. Mr Prinsloo had served as Managing Director of the Driefontein operation since September 2001. Mr Prinsloo was previously Managing Director and Chief Executive Officer of Durban Roodepoort Deep Limited. Prior to that, Mr Prinsloo was an independent consultant to small businesses in South Africa and a Senior Manager with AngloGold Ashanti Limited.

6. Jimmy Dowsley (47)

BSc (Mining Engineering), Witwatersrand

Senior Vice President, Corporate Development

Mr Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On 15 April 2002, Mr Dowsley's title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr Dowsley served as General Manager of New Business,and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Ltd.



7. Willie Jacobsz (44)

BA, Rand Afrikaans University

Senior Vice President, Investor Relations and Corporate Affairs

On 15 April 2002, Mr Jacobsz was appointed Senior Vice President, Investor Relations and Corporate Affairs. Since January 1998, Mr Jacobsz had served as Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr Jacobsz was Programme Manager of the Vulindlela Transformation Programme for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.



8. James Nkosi (54)

D.Com (Leadership in Performance and Change),M.Com (Business Management) Rand Afrikaans University, Masters in Industrial and Organisational Psychology, University of Cape Town

Senior Vice President, Human Resources and Transformation

On 1 July 2004, Dr Nkosi was appointed Senior Vice President, Human Resources and Transformation. Since July 2001, Dr Nkosi had served as Vice President Human Resources, South African Operations, Gold Fields. Prior to that Dr Nkosi was employed by Eskom for 12 years as an Executive Manager and at Standard Bank as Director: Transformation for four years.



9. Terence Goodlace (46)

National Higher Diploma Metalliferous Mining;B.Comm, Unisa; MBA, Wales

Senior Vice President, Strategic Planning

On 15 April 2002, Mr Goodlace was appointed Senior Vice President, Strategic Planning. Mr Goodlace had previously served as Senior Manager of Strategic Planning. During the period between June 1998 and May 2000, Mr Goodlace was the Senior Manager for Corporate Finance for Gold Fields. Prior to that, Mr Goodlace was a Manager at various Gencor Limited mines.



10. Paul Pretorius (35)

B Com LLB, Potchefstroom University for CHE; LLM (Corporate Law) Rand Afrikaans University

Acting Senior Vice President, Legal Counsel

Mr Pretorius joined Gold Fields in April 1999 as Legal Advisor and was promoted to Senior Legal Advisor on 1 July 2004. Mr. Pretorius has been acting as Senior Vice President, Legal Counsel since December 2004. Previously Mr Pretorius worked for the Industrial Development Corporation for 4 years in the capacity of Legal Advisor.



11. Cain Farrel (56)

FCIS, MBA, Southern Cross University – Australia

Company Secretary

Mr Farrel was appointed Company Secretary on 1 May 2003. Mr Farrel is past President of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr Farrel served as Senior Divisional Secretary of Anglo American Corporation of South Africa.



Gold Fields Limited and the South African mining charter

INTRODUCTION

The Mineral and Petroleum Resources Development Act (Minerals Act) came into effect on 1 May 2004 and vests the right to prospect and mine in the State. These rights are to be administered by the government of South Africa in order, inter alia, to promote equitable access to the nation's mineral resources by South Africans, to expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, and to advance social and economic development. Gold Fields supports the objectives of the Mining Charter and the South African government's efforts to ensure broad-based black economic empowerment in South Africa. Gold Fields has provided that the objectives of the charter are included in overall business philosophy, and accordingly, anticipates that our new order mining rights will be issued in 2006. The progress made on the objectives is summarised below.



GOVERNANCE

The charter sets out nine key performance areas in which companies are expected to achieve transformation to new order mining rights, as stipulated by the Mining and Petroleum Resources Development Act. Gold Fields has established a Transformation Steering Committee to ensure the successful implementation of the broader transformation initiatives and more specifically the requirements of the Broad-based Socio-economic Empowerment Charter. The chairperson is the Senior Vice President: Head of Human Resources and Transformation. The committee meets every quarter and its functions include the development and maintenance of appropriate policies to guide transformation initiatives, to determine both qualitative and quantitative goals and objectives for transformation, and to identify obstacles and hindrances to effective transformation.

HUMAN RESOURCES DEVELOPMENT

The technical, behavioural and life skills competencies required of our employees are transferred within our own comprehensive development framework comprising the Gold Fields Academy, Mine Education, Training and Development Centres and approved external institutions. Training programmes include adult basic literacy and numeracy skills, life skills and technical training. Our Integrated Manager System ensures that individual leadership capabilities and the management competency of talented HDSA candidates are identified early, and the necessary development plans are prepared. During F2005, 89 per cent of learnerships and 77 per cent of bursaries were awarded to HDSAs.

EMPLOYMENT EQUITY

We are also committed to creating an enabling environment for the empowerment of HDSAs and to increase their representation in senior management ranks to 40 per cent, and aim to involve 10 per cent women in mining by 2009. Since 2000, the HDSA representation has increased from 10.4 per cent to 23.3 per cent, and the percentage of women in mining is currently 3 per cent.

MIGRANT LABOUR

We are committed to the equal treatment of all employees and do not discriminate against foreign migrant employees. Our South African operations employ an estimated 16,700 persons originating from the SADC region. They enjoy the same wage structure, employee benefits and other conditions of employment as those received by South African employees. They are also entitled to the same compensation for occupational injuries and diseases and the Gold Fields Home-based Care Programme is applicable to them and they are entitled to the same accommodation opportunities as their South African counterparts.

MINE COMMUNITY AND RURAL DEVELOPMENT

Through the Gold Fields Foundation, we promote and facilitate sustainable socio-economic development in communities where our operations are located and where our employees and their families live. Community development projects must support the Integrated Development Plans (IDPs), and to this end, we have initiated a process to establish formal structures to engage local stakeholders so as to understand their IDPs and determine our level of participation in the implementation of these programmes.

Agricultural development projects, similar to those implemented in labour source areas of South Africa, are replicated in adjoining SADC territories that provide migrant employees on our mines.

HOUSING AND LIVING CONDITIONS

We provide accommodation and daily catering to some 26,000 employees at our South African operations. We have embarked on a project to upgrade existing single accommodation on mine property to family units and to promote home ownership options for employees. We have allocated R65 million over five years for the upgrading of seven hostels involving reducing room densities and improving ablution facilities. An additional R11 million over two years has been allocated for the conversion of single accommodation to family units.

PROCUREMENT

Gold Fields is committed to the procurement of goods and services from HDSA enterprises. This endeavour is commercially driven and the consideration of cost, quality, reliability and health and safety standards will remain essential requirements to provide the Gold Fields Group with goods and services. For F2005, 25 per cent of a total of R2 billion of the Gold Fields working cost and capital material spend went to HDSA suppliers, who supplied a cross-spectrum of goods and services including mine supplies, repairs, on-site services and foodstuffs. Gold Fields is a member of the South African Mining Preferential Procurement Forum and through this forum we have been able to access registered HDSA and SME vendors thus increasing the HDSA procurement spend through 25% in F2005.

OWNERSHIP AND JOINT VENTURES

The scorecard to the charter requires HDSA participation in terms of ownership of equity or attributable units of production of 15 per cent in HDSA hands within five years and 26 per cent within 10 years. Gold Fields believes that it has complied with the five year target by completing a transaction with Mvelaphanda Resources Limited ("Mvela Resources") on 15 March 2004. The transaction arrangements can be summarised as follows:

- as part of an internal restructuring completed on 23 February 2004, GFI Mining South Africa (Proprietary) Limited ("GFIMSA"), a wholly owned subsidiary of Gold Fields, acquired all of Gold Fields' South African gold mining and ancillary assets and operations, including the Beatrix, Driefontein and Kloof operations, as going concerns, from wholly owned subsidiaries of Gold Fields. In order to fund its acquisition of these assets, GFIMSA received a loan from Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly owned subsidiary of Mvela Resources, for a capital amount of R4,139 million. The entire R4,139 million loan ("GFIMSA loan") was applied by GFIMSA towards partial settlement of the consideration payable by it for the aforesaid South African gold mining and ancillary assets and operations pursuant to the internal restructure;

Gold Fields Limited and the
South African mining charter *(continued)*

- the GFIMSA loan will be repaid and the proceeds of such loan repayment must be applied by Mvela Gold in consideration for the subscription by Mvela Gold of 15 per cent of the issued share capital of GFIMSA ("GFIMSA shares") within a period of five years following the date on which the loan was advanced, namely 17 March 2004.

The inevitable consequence of this transaction is that Mvela Gold will acquire a 15 per cent ownership interest in GFIMSA by means of a subscription for shares for cash at a subscription price of R4,139 million on the date upon which the GFIMSA loan is repaid or, at Mvela Gold's election, on the date upon which the GFIMSA loan becomes repayable.

BENEFICIATION

Growth of the South African jewellery manufacturing industry is currently constrained, inter alia, by the absence of cost-competitive credit facilities for the affordable and secure financing of gold in process. The high cost and volatile price of gold does not make it viable for gold jewellery manufacturers to own the gold used in the jewellery manufacturing process or tied up in jewellery stock. Gold Fields, AngloGold Ashanti, SAAB and Standard Bank of South Africa established a gold advance scheme in order to facilitate the provision of secure and cost effective advances of gold to the South African gold jewellery manufacturing industry. The scheme will initially cover up to 1,000 kilograms of gold available to be advanced to participating gold jewellery manufacturers. Gold Fields, AngloGold Ashanti and SAAB will facilitate the advances of gold by providing collateral support for such gold advances in the form of guarantees. The maximum aggregate amount for which Gold Fields could be liable in respect of guarantees provided by it under the scheme is R17 million. The parties have executed the agreements to establish the scheme in March 2005.



REPORTING

Progress towards achievement of our charter objectives is reported in annual reports to the Department of Minerals and Energy, quarterly reports and are posted on our website goldfields.co.za.

Gold Fields
South African operations



Review of operations

South Africa

The South African operations delivered a creditable operating performance against our strategy of repositioning the operations, while at the same time accelerating the development of ore reserves at all key shafts, and maintaining a strong focus on cost reduction.



South Africa gold production (Moz)



South Africa total cash costs (R/kg)

F2005 proved a difficult year for our South African mining operations notwithstanding the appreciable increase in the average dollar gold price from US$386 per ounce in F2004 to US$422 per ounce in F2005. Unfortunately, much of this benefit was offset by the rand strengthening against the US dollar from an average of R6.90 to R6.21 over the same period. While our US dollar assets (Tarkwa and Damang) benefited from the gold price increase, our South African assets earned 2 per cent less in rand terms at R84,175 per kilogram than in F2004. However, the rand gold price increased to above R90,000 per kilogram by year-end, boding well for future increased profitability. Despite this tough economic environment, the South African operations delivered a creditable operating performance against our strategy of repositioning the operations from the "Wal-Mart" strategy to the "Saks Fifth Avenue" strategy, while at the same time accelerating the development of

2.82 million ounces

"With area mined increasing by 2 per cent to 2.05 million square metres, and an overall improvement in grade, South African gold production increased from 2.80 million ounces (F2004) to 2.82 milion ounces (F2005)."

Project 100 completed

"Project 100 yields saving of R140 million, 40 per cent above target. Project 100+ initiated to achieve ongoing and sustainable cost savings across South African operations."

ore reserves at all key shafts, and maintaining a strong focus on cost reduction.

PROJECT 500 DELIVERING RESULTS

Project 500, a project that was introduced to support this switch in strategy has been successfully implemented. Project 500 consists of two sub-projects: Project 400 and Project 100. The benefits of these projects are clearly reflected in the numbers achieved for the year and we expect further momentum from them during F2006.

Project 400 is aimed at optimising revenue by generating an additional R400 million per annum on an ongoing basis. This is achieved by eliminating non-contributing production and at the same time reducing low-grade surface outputs in favour of higher margin underground material. This strategy has started to deliver with the underground yields at the South African operations improving year-on-year from 7.1 to 7.4 grams a ton at similar mining volumes, while surface tonnage has been managed down to 4.4 million tons, a decrease of over 20 per cent. Area mined also increased 2 per cent from 2.01 million square metres to 2.05 million square metres during the year. This, together with the improvement in grade, resulted in South African gold production increasing from 2.8 million ounces in F2004 to 2.82 million ounces in F2005.

One of the most notable achievements of F2005 was the good cost control exercised at all operations. Operating costs improved marginally to R6.66 billion despite increased production , higher steel and fuel costs, and wage increases exceeding the rate of inflation. This translated into a 1 per cent drop in total cash costs of production from R73,626 per kilogram to R72,830 per kilogram. These cost improvements are attributable largely to the savings achieved through Project 100 and improvements in productivity. More details

Average productivity for the years F2004 and F2005.

Gold production split F2005
(Moz)



1,163   624
1,037

- Beatrix
- Driefontein
- Kloof

Operating profit split F2005
(Rm)



12
167
555

- Driefontein
- Kloof
- Beatrix

on all of the cost saving initiatives, including Project 100, Project 100+ and Project Beyond can be found in the Management Discussion and Analysis section on page 119.

PRODUCTIVITY – NEXT MAJOR INITIATIVE

Productivity improvement is the next major focus of the South African operations. Steady progress was recorded during F2005 and we have set ourselves a productivity improvement target of 10 per cent per annum to achieve a 50 per cent improvement by the end of 2009.

The increase in area mined, together with a reduction in total employee costed, has improved productivity from 3.7 m^2/TEC* (square metres per total employee costed) to 3.9 m^2/TEC* in F2005. This represents an appreciable 5 per cent improvement over the previous year.

Plans to improve productivity will focus on the following initiatives:

- Skills development, including the training of rock drill operators, miners, shift bosses and mine overseers;
- Improving performance management by ensuring high quality supervision and enhanced teambuilding. Incentive

Review of operations

South Africa *(continued)*

schemes will be evaluated to ensure they deliver the desired results;

- Identification and removal of bottlenecks in the system through the application of the theory of constraints and through proper lost blast management and corrective action programmes;

- Footprint reduction through the rationalisation of metallurgical plant, shaft and other surface and underground infrastructure; and

- Reduction of major breakdowns, undertaking further plant modernisation and optimisation, implementation of appropriate technology and the completion of Project 28.5°C, a major refrigeration and ventilation project to improve environmental conditions underground.

INFRASTRUCTURE

The optimisation of Driefontein 1 and 2 plants is underway. To ensure that the objectives of Project 28.5°C are met, all mines will focus on completing the ventilation and refrigeration improvements and changeovers by early 2006.

EXPLORATION DRILLING

Exploration and resource definition diamond drilling is planned at all the South African operations. Specific focus will be placed on improving confidence in the multiple band Carbon Leader model below 50 level at Driefontein, refining the Ventersdorp Contact Reef grade trends in the Kloof Extension Area, and increased resolution in the Kalkoenkrans Reef and Beatrix.

CAPITAL EXPENDITURE REPRIORITISED

The South African operations have had to curtail and reprioritise all capital expenditure. "A" type items/projects (critical capital expenditure) have been included in the F2006 budget while others have been deferred until economically justifiable. The same process has been followed with all replacement and renewal items. Capital expenditure, therefore, is planned at R740 million for F2006 compared with R636 million during F2005.

Outlook / Overall gold output for F2006 is expected to remain at current levels. Cost performance will continue to remain critical with total cash costs targeted at or below R70,000 per kilogram.

The Driefontein grade will remain a challenge as the Ventersdorp Contact Reef (VCR) volumes reduce at the older shafts while, at newer shaft systems, the Carbon Leader contribution at relatively lower values mined is increased. Mining mix and the associated build-up at 5 and 1 shafts on the Carbon Leader reef will be key to Driefontein going forward. Furthermore, the high-margin surface rock dump material grades for F2006 are expected to be lower and as the old gold clean up at the 1 and 2 plants comes to an end.

At Kloof, there has been a continued shift in mined grade from previous years. Less of the lower grade Kloof and Middelvlei Reefs have been mined with the focus shifting to increase VCR pillar mining at higher grades. The build-up of production in these pillar areas and at 4 shaft, will be a major focus for Kloof over the next financial year. Development rates will also be increased to improve ore reserve flexibility.

The mining strategy at Beatrix remains largely unchanged but with a heightened focus on accelerating the North section build-up, on improving the South section grades and improving the quality of mining and the mining mix across all shafts. Mining will be reduced at the South section's marginal areas with these crews moving to the North and West sections. Layouts are being reviewed at West Section in order to overcome the issues on stability of access ways resulting from the presence of smectite below the reef horizon.

Kloof and Beatrix have largely stopped surface rock dump treatment with the closure of the Kloof 3 plant and half of the circuit at the Beatrix West section. Our strategy of improved quality volume will continue in F2006 and together with a strong focus on cost containment operating margins should improve.

The generation of reserves is still crucial to the future of the South African operations with the long-life shafts targeting 24 months of mineable ore reserve and other shafts at least 12 months. Accordingly, increased on-reef and footwall development is planned.



Review of operations

South Africa *(continued)*



100 MILLION OUNCES
GOLD POUR
August 2005

Driefontein Gold Mine

OPERATIONAL PERFORMANCE

During a year which presented many challenges, Driefontein posted a sound performance with a 2 per cent increase in gold output to 1.16 million ounces. The improvement was attributed to a 4 per cent increase in tonnage milled at a marginally lower yield year-on-year. This was accomplished in an environment of poor local metal pricing and the large-scale repositioning of the operations away from lower grade areas. Underground yields improved from 8.1 to 8.3 grams per ton.

In line with the focus on margins, higher grade mining areas required re-equipping and opening up before mining could commence. Notwithstanding these additional expenses, cash costs were reduced by 4 per cent year-on-year to R65,876 per kilogram due to both the increased gold production and cost reduction initiatives. In US dollar terms, cash costs posted for F2005 amounted to US$330 per ounce.

Performance during F2005 was affected by a number of factors, the most serious being increased levels of seismicity. 2 shaft was affected by an event that tragically claimed the lives of five of our colleagues for which we

2005: review

- Fatality rate decreases by 23 per cent
- Productivity increased by 10 per cent
- Underground gold production increased by 5 per cent
- Project 500 produced positive effect on both costs and productivity
- Seismic activity resulted in regular production delays
- Repositioning operations to meet strong rand environment largely completed

Driefontein established a record by being the first gold mine in the world to produce one hundred million ounces of gold. Established in 1952, Driefontein's achievement demonstrates the quality of Gold Fields' suite of assets.



Driefontein
gold production ('000oz)
1,400 -
1,200 -
1,000 -
800 -
600 -
400 -
200 -
0 -
03
04
05



0
2500
5000m
7 #
8 #
13 #
6 #
6 Sub #
11 #
12 #
13 Sub #
6 T #
10A Sub #
10 #
10 Sub #
1 #
1 Sub #
2 #
3 #
4 #
4 Sub #
9 #
9 Sub #
5 #
5 Sub #
Mined Out VCR
Mined Out MR
Mined out CL

			2005	2004	2003	2002	2001
Main development		km	**27.8**[†]	30.0	35.7	33.6	38.3
Area mined		'000m²	**661**	626	732	698	750
Productivity		m²/TEC*	**3.2**	2.9	3.5	3.2	3.5
Tons milled	Underground	'000	**3,794**	3,709	3,898	3,770	3,889
	Surface	'000	**2,900**	2,729	2,472	2,817	2,662
	Total	'000	**6,694**	6,438	6,370	6,587	6,551
Yield	Underground	g/t	**8.3**	8.1	8.4	9.4	9.4
	Surface	g/t	**1.6**	2.0	2.3	2.1	2.1
	Combined	g/t	**5.4**	5.5	6.0	6.3	6.4
Gold produced	Underground	kg	**31,650**	30,156	32,886	35,431	36,459
	Surface	kg	**4,512**	5,338	5,630	5,832	5,572
	Total	kg	**36,162**	35,494	38,516	41,263	42,031
	Total	'000oz	**1,163**	1,141	1,238	1,327	1,351
Operating costs	Underground	R/ton	**609**	639	580	554	494
	Surface	R/ton	**61**	69	64	57	38
	Total	R/ton	**371**	397	380	342	309
Gold sold		kg	**36,162**	35,494	39,238	40,541	42,031
Total cash costs		US$/oz	**330**	311	202	158	184
		R/kg	**65,876**	68,922	58,841	51,153	45,064
Net earnings		Rm	**289.7**	436.7	725.4	877.5	413.0
		US$m	**46.7**	63.3	80.0	87.2	54.3
Capital expenditure		Rm	**184.1**	238.3	572.8	475.2	456.3
		US$m	**29.6**	34.5	63.2	47.2	60.0

*TEC = total employee costed
[†]Marginal Main Reef at West Section stopped

express our deepest regret while 1, 4, 5 and 6 shafts suffered lost production and infrastructural damage.

5 shaft however, has presented improved production performances in the latter part of the year. The refrigeration plants were commissioned during the year, improving underground temperatures and logistic and ore flows. 1 shaft posted particularly strong performances while the relatively lower grade 7 shaft produced a spectacular turnaround, generating an operating profit of R90 million. 4 shaft has started to show encouraging improvements under new management and is set to return good results in F2006. 8 shaft also presented strong production and financial results for the year.

6 shaft has not performed to expectation and has required re-assessment, with improved returns expected within the first half of F2006.

Project 500 initiatives are well-entrenched and delivering good results. Measures being implemented to improve productivity include the institution of:
• improved supervisory skills,
• capacity building in operational teams,
• better alignment of incentive schemes.

As planned, capital expenditure for the year was significantly lower than during the previous year at R184.1 million, due to the lower rand gold price received.

Review of operations

South Africa *(continued)*

OUTLOOK FOR F2006

Underground ore production is planned to increase by 11 per cent, as the reliance on mineralised surface rock dumps will be reduced. 2 and 6 shafts have been repositioned to post stronger performances during F2006.

Gold production should remain flat at 1.18 million ounces with costs impacted by local inflationary pressures.

We will continue to maintain a strong focus on costs during the new financial year. Total cash costs will be limited to below R68,000 per kilogram.

The Driefontein Depth Extension project to access the Carbon Leader horizon below 50 level in the 5 sub vertical shaft area provides positive returns at current rand gold prices. An underground drilling programme has been initiated to confirm gold grades and ore body structure.

Capital expenditure is planned at R280 million for F2006. The major portion of this capital will be spent on: 1 tertiary shaft pumping infrastructure which will be commissioned in the third quarter of F2006; the completion of the refrigeration and reticulation projects at 5 sub vertical shaft; and the 4 shaft pillar extraction.



Kloof Gold Mine

OPERATIONAL PERFORMANCE

Kloof maintained its one million ounces per annum status and was able to contain costs against the background of a volatile rand per kilogram price environment during F2005.

All mine safety indicators were much improved. The day lost frequency rate of 17.35 per million man hours worked represents a 13 per cent annual improvement and the serious injury frequency rate of 7.90 per million man hours worked is a 20 per cent improvement year-on-year. The fatal injury frequency rate of 0.28, although still unacceptable, is an improvement of 32 per cent on last year. During the first half of F2005, Kloof achieved one million fatality-free shifts.

Management intervention brought about the implementation of a number of proactive initiatives to alleviate the effects of the lower and volatile rand gold price. A review of the mine management structure resulted in all underground operations being placed under the control of one Senior Manager: Operations to facilitate improvements in productivity and the reduction of the overhead cost structure.

To secure throughput and improve efficiency, a strong focus was placed on shifting people from support services

2005: review

- Significant improvement in safety performance

- Gold production above 1 million ounces on the back of improved productivity

- Earnings impacted by the rand gold price and operational difficulty during second half of the year

- Rand per kilogram total cash costs well contained at R75,693 per kilogram





Kloof
gold production ('000oz)



Mined Out VCR
Mined Out MR
Mined Out CL
Mined Out Kloof Reef
Mined Out Libanon Reef

Review of operations

South Africa (continued)

			2005	2004	2003	2002	2001
Main development		km	**36.1**[†]	43.9	49.8	44.4	50.5
Area mined		'000m²	**623**	611	655	549	627
Productivity		m²/TEC*	**3.4**	3.2	3.2	3.0	3.1
Tons milled	Underground	'000	**3,471**	3,452	3,727	3,222	3,493
	Surface	'000	**1,184**	1,531	1,111	1,435	439
	Total	'000	**4,655**	4,983	4,838	4,657	3,932
Yield	Underground	g/t	**9.1**	9.0	9.3	10.4	10.7
	Surface	g/t	**0.7**	0.8	0.7	0.6	0.9
	Combined	g/t	**6.9**	6.5	7.3	7.4	9.6
Gold produced	Underground	kg	**31,474**	31,089	34,634	33,365	37,283
	Surface	kg	**784**	1,184	830	871	375
	Total	kg	**32,258**	32,273	35,464	34,236	37,658
	Total	'000oz	**1,037**	1,038	1,140	1,101	1,211
Operating costs	Underground	R/ton	**710**	709	606	637	572
	Surface	R/ton	**67**	58	66	45	40
	Total	R/ton	**546**	509	482	444	511
Gold sold		kg	**32,258**	32,273	35,523	34,177	37,658
Total cash costs		US$/oz	**379**	341	215	179	207
		R/kg	**75,693**	75,645	62,757	57,833	50,702
Net earnings/(loss)		Rm	**(60.3)**	5.8	600.7	601.5	222.5
		US$m	**(9.7)**	0.8	66.2	59.8	29.2
Capital expenditure		Rm	**230.1**	344.4	419.7	337.2	344.2
		US$m	**37.1**	49.9	46.3	33.5	45.2

*TEC = total employee costed
[†]The Kloof and Middelvlei Main Reef marginal areas stopped

to revenue-generating activities. A comprehensive team-based training strategy has been initiated to improve the knowledge and skills base of mining teams, supported by a balanced performance management system. The initiative to improve operational efficiencies delivered a 6 per cent improvement in square metres per total employee costed for the year, and the implementation of the Kloof productivity strategy will further enhance this drive on an ongoing basis.

The treatment of low-grade surface stockpile material at 3 plant was stopped at the end of the third quarter due to lower values and the weak rand gold price. Stoping and development operations in marginal areas at 1 sub-vertical shaft and 8 shaft were also reduced in line with the focus on quality volume and primary reef horizons in a lower price environment.

Gold production was flat year-on-year at 1,037 million ounces (32,258 kilograms).

Yield was adversely impacted during the last quarter due to lower mining values resulting from a greater than forecast change in the slope/terrace topography of the Ventersdorp Contact Reef (VCR) primarily at 7 shaft and 8 shaft. However, underground yield for the year improved by 1 per cent to 9.1 grams per ton. Grade management systems were reviewed to highlight areas of concern and action taken included focusing on improved quality volumes; better control on mining mix; better ore body structure modelling and grade predictions, increasing the flexibility at 4 shaft, accelerated pillar mining and old gold recovery, increasing key development on all shafts.

The opening-up of marginal areas was scaled down to counter the effect of the lower gold price resulting in development at 33.9 kilometres being 23 per cent lower than the previous years. The production build-up at 4 shaft was below expectation, although volumes improved by year-end. The surface and underground bulk air-cooling facilities at 4 shaft were commissioned in the second half of the year, resulting in improved environmental conditions at the rock face. General infrastructure improvements were also implemented at this shaft.

Total cash costs at R75,693 per kilogram (US$379 per ounce) was flat year-on-year. The reduction of volume from marginal areas, strict cost controls and the effective implementation of Project 100 were the key drivers in containing costs. However, operating margins remained under presssure due to the lower rand gold price, lower mining values and consequent yield during the second half of F2005. Margins for the first half of F2005 were at 9 per cent, reducing to 3 per cent in the second half.

Capital expenditure at R230 million was 33 per cent lower than the previous year and reflects a more appropriate response to the economic effects of the lower rand gold price. The major capital expenditure related to ventilation, refrigeration and general infrastructure at 4 shaft. The curtailment and deferment of capital expenditure was rigorously reviewed to ensure it did not impede future development.

OUTLOOK FOR F2006

Kloof is set to increase production marginally to 1.1 million ounces at total cash costs of R71,000 per kilogram. The key focus areas for Kloof will be improving underground volumes and grade through increasing face advance by 1.0 metre per month. Increased development is planned to ensure that ore reserve generation targets are met and that capital programmes remain on track. The 1 shaft pillar project development has started and is set to deliver higher grade face length within two years.

Savings will result from footprint reduction initiatives, specifically the closing of the older 5 shaft, 6 shaft and 9 sub-vertical shaft. The implementation of a more effective and efficient water pumping strategy via 10 shaft will also contribute to savings. In addition, the feasibility of optimising metallurgical capacity into a more efficient processing plant is under investigation. This, coupled with a migration of mining activities towards the newer shafts, demonstrates a potential for operating cost reduction over the next few years.

Capital expenditure for F2006 will remain largely unchanged at R230 million. The major portion of this expenditure relates to the 1 shaft pillar development and shaft infrastructure projects; the 3 shaft Drop Down development, 10 shaft pumping infrastructure and the 4 sub-vertical shaft project.

The Kloof Extension Area (KEA) surface drilling programme was completed during F2005 and coupled with the 3D seismic survey carried out in F2004, has resulted in revised geological and evaluation models. These models have been used in a complete re-scoping and re-engineering of the KEA project to a pre-feasibility level. The new mine design and schedule incorporates a new decline access system between 43 and 48 levels, to exploit 1.9 million ounces of gold. It is planned to complete the feasibility study by the second quarter of F2006.

Similarly, revisions have been made to the Eastern Boundary Area (EBA) geological and evaluation models. These revisions were made after the completion of the EBA surface drilling programme, a comprehensive 3D seismic survey and a thorough analysis of the VCR palaeomorphology. The surface and sub-vertical shaft access and mining system planned during the F2004 pre-feasibility study will need to be re-engineered and costed to determine economic feasibility in the new area of interest. The pre-feasibility estimate reported for F2004 indicated a capital requirement of R7.1 billion to exploit a potential 10.9 million ounces in the EBA.

Resource and reserve revisions have been made for both the above projects and are detailed in the Mineral Resources and Ore Reserves section on page 63.



Review of operations

South Africa *(continued)*

Beatrix Gold Mine

OPERATIONAL PERFORMANCE

Beatrix continued to produce gold at acceptable volumes yet at elevated costs in an extremely volatile price environment during F2005.

The mine recorded excellent safety statistics during F2005, achieving the milestone of three million fatality-free shifts. In addition, all safety objectives were exceeded and the mine reported its best safety performance in five years.

RESTRUCTURING

A number of proactive strategies were implemented to mitigate the negative impact on revenue caused by the lower than planned gold price.

In September 2004, the mine completed a restructuring exercise to improve operational efficiencies, and increase and improve short interval control, coupled with overhead cost reductions. The mine now has three operational sections:

• North section (comprising 3 shaft and 1 shaft below 16 level)

2005: review

- Excellent safety performance during F2005, achieving the three million fatality-free shift milestone
- Rand gold prices and volatility continued to affect profitability
- Turnaround in the second half of F2005 resulted in improved quality with overall gold production remaining constant
- Investment made to improve logistics at West Shaft
- Treatment of low-grade surface material suspended due to the low rand gold price received





Beatrix gold production ('000oz)



Mined Out Kalkoenkrans Reef
Mined Out Beatrix Reef

			2005	2004	2003	2002	2001
Main development		km	**38.4†**	43.5	46.2	36.0	39.0
Area mined		'000m²	**763**	778	792	740	718
Productivity		m²/TEC*	**5.7**	5.7	5.8	5.8	5.5
Tons milled	Underground	'000	**3,852**	4,025	4,053	3,633	3,395
	Surface	'000	**329**	1,423	669	482	276
	Total	'000	**4,181**	5,448	4,722	4,115	3,671
Yield	Underground	g/t	**5.0**	4.6	4.9	5.5	5.9
	Surface	g/t	**0.8**	0.7	0.9	1.0	0.7
	Combined	g/t	**4.6**	3.6	4.3	4.9	5.5
Gold produced	Underground	kg	**19,139**	18,451	19,909	19,886	19,937
	Surface	kg	**279**	986	579	481	189
	Total	kg	**19,418**	19,437	20,488	20,367	20,126
	Total	'000oz	**624**	625	659	655	647
Operating costs	Underground	R/ton	**421**	381	350	325	310
	Surface	R/ton	**32**	36	30	27	20
	Total	R/ton	**390**	291	305	290	287
Gold sold		kg	**19,418**	19,437	20,488	20,367	20,126
Total cash costs		US$/oz	**406**	356	229	173	207
		R/kg	**81,023**	78,865	66,907	55,894	50,621
Net earnings/(loss)		Rm	**(149.1)#**	(353.8)#	257.4	697.7	(1,432.5)
		US$m	**(24.0)#**	(51.3)#	28.4	69.4	(188.2)
Capital expenditure		Rm	**221.4**	295.1	373.7	215.4	148.7
		US$m	**35.7**	42.8	41.2	21.4	19.5

*TEC = total employee costed
†Marginal development at the South section stopped
#F2005 includes an impairment charge of R60 million, F2004 includes an impairment charge of R426 million

- South section (comprising 2 shaft and 1 shaft above 16 level)
- West section (4 shaft).

This initiative was supported by the centralisation of a number of ancillary services, ongoing reduction of overheads, mine footprint and a significant reduction in surface tonnage processing as a result of lower rock dump grades and the low gold price.

In January 2005, all surface material processing was stopped. Stoping and development volumes were also marginally reduced in line with the focus on quality mining with the reduction of volumes from low-grade areas.

The mine call factor (MCF) which was lower than historic averages for the first half of 2005, showed significant improvement in the last five months of F2005 as a result of the implementation of new cycle mining practices coupled with the introduction of dry sweepings methodologies.

Overall year-on-year gold production was flat at 624,000 ounces. Overall yield increased from 3.6 grams per ton in the previous year to 4.6 grams per ton as a result of an improved MCF in the second half of the year, a 4 per cent increase in underground mined grades, and a 77 per cent reduction in surface tonnage processed.

Review of operations

South Africa *(continued)*

Development was 12 per cent down on the previous year at 38.4 kilometres as non-critical development in the lower grade areas was either stopped or re-scheduled to offset the lower gold price.

The production build-up at 3 shaft and the overall performance of the North section continued to make progress, while development and stoping volumes were in line with expectations.

At the South section, stoping volumes were below target thereby placing pressure on gold production and profitability at this section. Significant focus on the elimination of low-grade volumes has been effected to reposition this shaft.

The West section continued with its repositioning strategy for long-term sustainability. Stoping and development, coupled with underground exploration drilling programmes, continued to define and support the higher grade of zone 5 area. Between August 2004 and June 2005, a detailed logistical upgrade programme was completed at the West section to ensure improved logistical support for future zone 5 mining. This project included the development of inter-level tips and improved haulage track work and ventilation conditions. Access haulage layouts and design are being reviewed to improve the stability of the access ways into the stoping horizon in the long term. The presence of smectite below the reef horizon impacted negatively on tunnel stability which affected the volumes coming out of zone 5.

Total cash costs were contained below inflation with a marginal year-on-year increase of less than 3 per cent to R81,023 per kilogram (US$406 per ounce) due to strict cost controls and the effective implementation of the cost-saving initiatives which formed part of Project 500.

Operating margins were impacted by the lower gold price received over the period and the low MCF achieved during the first half of the year. The North, South and West operating sections were, however, well-positioned to contribute to operating profit by absorbing their direct and production overhead costs within this low price environment.

Capital expenditure during F2005 reduced by 25 per cent to R221.4 million during F2005 (F2004: R295 million). This expenditure reflects prudent cash management within a low gold price regime. The major project expenditure remained the completion of the North section infrastructure and ancillary works. All capital investment has been reviewed and rescheduled to ensure that the capital expenditure programmes do not impact negatively on future production.

OUTLOOK FOR F2006

Beatrix is expected to increase production slightly at a total cash cost of R74,000 per kilogram depending on the volume and grade achieved at the new zone 5 in the West section. During F2006, the mine will most likely continue to operate within the volatile revenue and difficult cost environment experienced during F2005. To achieve these targets, ongoing attention and focus will be on cost reductions, improved efficiencies and the optimisation of resources through attention to quality mining.

Development volumes will remain high to ensure stoping flexibility and sustained grades across all sections. Improved volumes and grades are anticipated from the West section as increased volumes are derived from the zone 5 area. The impact of smectite at the West section is being mitigated with short-term layout adjustments to facilitate rock removal and access.

Beatrix's cost control system has been complemented by the addition of an area profit optimisation model through detailed infrastructure mapping, which will enable it to optimise the cost and revenue basis.

Capital expenditure is expected to remain at similar levels to F2005 at between R200 million and R250 million for the next two years while the North section project is being completed.

Gold Fields
international operations



Review of operations

International

The year's most significant achievements were the completion of the Tarkwa expansion project and the construction of the new mill at St Ives.


International
gold production ('000 ozs)
1,800 -
1,600 -
1,200 -
1,000 -
800 -
600 -
400 -
200 -
0 -
03
04
05


International
total cash costs (US$/oz)
300 -
250 -
200 -
150 -
100 -
50 -
0 -
03
04
05

OPERATIONAL REVIEW

Our international operations have delivered a very strong overall performance with total gold production at 1.66 million ounces, an increase of 4 per cent over F2004. Total cash costs for the international operations were US$273 per ounce, 9 per cent above the previous year, reflecting the higher costs at Damang and St Ives.

Apart from making a very significant contribution to the Group's profits against the background of the strong rand, the Group's international division's, most significant achievement for the year was the successful completion of the Tarkwa and St Ives expansion projects.

With the exception of St Ives, which was dogged by open pit grade issues, and slow ramp up in the productivity of its new underground mines, all other operations produced

Record gold production and operating profit

"Our international operations have delivered a very strong overall performance with total gold production at 1.66 million ounces, an increase of 4 per cent over F2004."

Good progress on Cerro Corona project

"Final feasibility studies are due for completion in the first quarter F2006 and though the capital bill remains under pressure, a positive outcome is still anticipated."

excellent operational and financial performances. Agnew, our smallest and previously most marginal mine, completed the turnaround that started last year and in the final quarter of the year returned operating margins in excess of 100 per cent. The Damang mine, previously one of the strongest performers in the international group, exhausted the high margin Damang pit in the first half of the year, but made a successful transition to a number of new smaller pits albeit at lower margins. Tarkwa undoubtedly delivered the best performance in the company for the year. Apart from the new mill project and the conversion to owner mining delivering results in excess of expectation, the heap leach operations continued the incremental growth seen in previous years, achieving record throughput.

The effect of the global surge in commodity prices was felt during the second half of the financial year. Prices of processing consumables have risen in excess of 20 per cent while the cost of diesel has increased by over 30 per cent through the financial year. In Australia, the stronger Australian dollar (A$) has cushioned these effects, while in Ghana, the Tarkwa mine has been able to offset the increased diesel prices through efficiencies in the new mining fleet. In the early stages of these increases, all operations initiated optimisation exercises aimed at margin enhancement, focusing particularly on supply chain and consumption management, and enhanced mining equipment and human resource productivity.

Not all of these initiatives are expected to provide relief from cost pressures but are rather intended to secure the supply of critical commodities, such as haul truck tyres, where a severe global supply shortage is being experienced.

As diesel fuel constitutes approximately 12 per cent of our Ghanaian mines operating costs, a decision was taken to hedge their diesel price exposure for one year. The hedge was executed in the fourth quarter of F2005 and removes our direct exposure to global diesel price moves above



Gold production split F2005 ('000 ozs)

213
527
677
248

- Tarkwa
- Damang
- St Ives
- Agnew

Operating profit split F2005 (US$m)

40
36
129
45

- Tarkwa
- Damang
- St Ives
- Agnew

US$0.45 per litre which equates to a global oil price of about US$56 per barrel.

The retention, development and advancement of our people remained a key imperative at all our international operations where we can presently boast the strongest pool of well-trained and experienced professionals and managers we have ever had. New strategies on retention are continuously adopted to protect this key asset.

The Australian labour market remains of critical concern, as the growth of the iron ore and base metal mining industries aggressively attracts operators and professional skills from the gold mining industry. Salaries are being ratcheted to higher levels and in some instances the remuneration of equipment operators competes with that of senior managers. Ultimately, this trend risks marginalising Australia as a mining destination particularly when commodity prices retrace from the current bull market.

Operating profit for the international operations was relatively unchanged year-on-year at US$250 million, constituting approximately 68 per cent of Gold Fields' total operating profit. The international group incurred total capital expenditure of US$222 million approximately 40 per cent of which was expended on the expansion projects at

Review of operations

St Ives and Tarkwa with the balance invested in new mine development at the Australian operations and leach pad construction at Tarkwa.

Community relationships continued to receive a high level of attention at all operations and projects around the world. Of particular significance was the progress made in Peru in generating local community support for the development of the Cerro Corona project. In Ghana, community relationships remained strong, in particular the expansion of the Damang mine outside of its previously limited footprint was achieved without incident.

On the project development front, F2005 was a challenging year. The Arctic Platinum Project moved into its final phase of assessment but following negative movement of a number of key parameters and financial drivers it was concluded that, in the prevailing market, the project would not be viable. Accordingly, development efforts were significantly scaled back and the options of mothballing and holding the project or vending some or all of our stake to a suitably positioned company were being considered at year-end.

While significant delays were experienced in progressing the Cerro Corona project early in the year, by year-end the project had made excellent progress on the social, technical and financial feasibility fronts and is positioned for an investment decision by December 2005. Community relationships were initially affected by regional unrest associated with a nearby mining project but disturbances were also experienced on the Cerro Corona site as well. Through protracted engagement, strong community support for the project has been created and the official permitting-related hearing held in July 2005 was attended by 2,500 people. The level of community support and demand for this project is regarded as a critical counterbalance to the sociopolitical challenges that have beset the Peruvian mining industry through the the last

12 months. Permitting is due for completion in November 2005. Final feasibility studies are due in the first quarter of F2006 and though the capital bill remains under pressure a positive outcome is still anticipated.

The exploration efforts at the various international mines continued with good results at Agnew and Damang but with a disappointing discovery at St Ives. Damang and Agnew, which had both faced the most critical need for discovery, achieved ore reserve growth of 56 per cent and 21 per cent respectively. Minesite exploration spend for the year was US$16.5 million.

OUTLOOK

Consolidated gold production is planned to increase by approximately 10 per cent in F2006, reflecting a full year's contribution from the expansions at St Ives and Tarkwa. Agnew will also marginally increase production on the back of greater volumes of ore from the new Songvang open pit, while Damang production will decline some 10 per cent on the back of generally lower grades.

Total cash costs are expected to be stable year-on-year with gains at St Ives offset by higher costs at Tarkwa and Damang. Tarkwa's cost increases are primarily attributable to anticipated higher maintenance costs on the new fleet, as well as input cost increases referred to earlier.

F2006 will see a particular focus on operational optimisation and cost containment. With the major expansions now in place at Tarkwa and St Ives, it is essential to exploit every opportunity from our capital investments, while endeavouring to manage the external cost pressures.

Capital expenditure on operating mines will decline to about 50 per cent of the level seen in F2005, given the completion of the expansion projects while sustaining capital on open pit stripping, underground decline development and leach pad expansions will continue at the various mines.

Regarding project development, the focus will move away from Arctic Platinum to Cerro Corona and Essakane. At Cerro Corona in Peru, we expect to reach an acquisition and project go-ahead decision before mid-F2006. At Essakane, in Burkina Faso, a pre-feasibility study is due by the end of the first half of F2006 as the platform for moving to a feasibility study thereafter. Assuming all commercial and logistical aspects remain on track, the timeline suggests project outcomes by the end of F2006 at the earliest. Activity at Arctic Platinum will be scaled back to a holding pattern.

Mine site exploration is planned at US$25 million for F2006, of which over 90 per cent will be spent in Australia and the balance at Damang gold mine.

The international group is very well set to continue its significant contribution to the profits of the company and to continue unlocking the full potential inherent in the high quality properties we hold. The company remains intent on growing the international operations by 1.5 million ounces by 2009 and has already delivered nearly 300,000 ounces of this growth through the completed expansion projects. The decline of Arctic Platinum prospects as a serious near-term growth option was a setback for achieving this target but a range of alternative opportunities that could replace Arctic Platinum are in the pipeline. In particular organic growth, exploration projects and regional consolidation remain highest on our agenda, while the search for accretive acquisitions remains a priority.



Review of operations

International *(continued)*

Tarkwa Gold Mine

OPERATIONAL PERFORMANCE

Tarkwa delivered an outstanding performance, both operationally and financially, producing 35 per cent of Group operating profit and 55 per cent of net operating earnings. Gold production increased by 23 per cent to 676,800 ounces, making Tarkwa the largest gold producer in Ghana.

The conversion to owner mining was completed at the end of the first quarter of F2005 and proceeded extremely smoothly in all respects. The services of African Mineral Sources (AMS), the former contractor miner, which had been retained as back-up for the first quarter, were terminated at the beginning of the second quarter. The fleet's operational efficiencies achieved or exceeded all planned criteria resulting in record tonnages being mined. Much of the growth in diesel and other mining consumables prices through the year was absorbed by improvement in the productivity of the fleet as it was ramped up.

With the commissioning of the new mill demand for ore increased from 16 million tons per annum to 20 million tons per annum. This was achieved while still maintaining a stripping ratio of 3.27, in excess of the planned 2.8,

---

2005: review

- Excellent execution of the US$160 million expansion project
- Gold production increased with the CIL plant coming on stream ahead of schedule
- Very smooth conversion to owner mining and out-performance of the fleet
- Significant financial contribution to the Group





Tarkwa gold production ('000oz)



			2005	2004	2003	2002
Open pit mining						
Waste mined		'000t	**63,170**	43,987	27,521	28,986
Ore mined		'000t	**19,301**	17,164	16,067	14,630
Head grade		g/t	**1.3**	1.4	1.5	1.6
Strip ratio		W:O	**3.3**	2.6	1.7	2.0
Processing						
Tons processed	Milled	'000t	**3,189**	—	—	—
	Heap Leach	'000t	**16,444**	16,000	15,210	14,914
	Total	'000t	**19,633**	16,000	15,210	14,914
Yield	Milled	g/t	**1.5**	—	—	—
	Heap Leach	g/t	**1.0**	1.1	1.1	1.1
	Combined	g/t	**1.1**	1.1	1.1	1.1
Gold produced	Milled	kg	**4,685**	—	—	—
	Heap Leach	kg	**16,366**	17,107	16,792	16,920
	Total	kg	**21,051**	17,107	16,792	16,920
	Total	'000oz	**677**	550	540	544
Total cash costs		US$/oz	**234**	230	194	171
Net attributable earnings		Rm	**304.0**	212.7	223.0	240.5
		US$m	**48.9**	30.8	24.6	23.9
Capital expenditure		Rm	**469.6**	943.4	207.4	80.5
		US$m	**75.6**	136.7	22.9	8.0

(F2004: 2.6). In F2005 the mine moved approximately 82.5 million tons, a 35 per cent increase on the previous year. Total ore treated was 19.6 million tons at an average head grade of 1.25 grams per ton.

Heap leach processing operations performed well during the year, achieving a moderate increase in throughput to 16.4 million tons (F2004: 16 million tons). Compared with 550,000 ounces in F2004, 526,200 ounces were produced from the pads during F2005, a good performance despite the head grade to the pads dropping from 1.43 grams per ton in the previous year to 1.25 grams per ton this year as the higher grade ores were directed to the CIL plant. The surge in global commodity prices affected processing operations with the significant increases in the price of cyanide and cement impacting processing costs, particularly towards the end of the financial year. These commodities have shown 20 to 25

per cent price increases during the year and have added roughly US$10 per ounce to heap leach processing costs.

The new mill was commissioned two months ahead of schedule and has performed exceptionally well metallurgically, with recoveries exceeding 97 per cent and indicated capacity likely to be approximately 10 to 15 per cent higher than the 4.2 million tons per annum nameplate. 3.2 million tons of ore were processed through the mill at an average head grade of 1.7 grams per ton producing 150,600 ounces.

Unit cost management remained a feature of Tarkwa during F2005, despite the demanding commissioning activities and high margins. However, increased waste stripping, cyanide and cement consumption at higher prices, and increased steel prices, together with planned overall lower grades,

Review of operations

International *(continued)*

offset the benefits of the expansion project and resulted in total cash costs remaining flat at US$234 per ounce compared with US$230 per ounce in F2004. With a gold price of US$425 per ounce received for the year (F2004: US$388 per ounce) Tarkwa produced an operating profit of US$129 million in F2005, 49 per cent higher than the previous year.

Capital spend at Tarkwa for F2005 was US$76 million. US$42 million of this was spent on the completion of the CIL plant and the owner mining conversion. The expansion projects were completed within 10 per cent of the planned US$160 million budget, with the US$10 million foreign exchange exposure contributing to the bulk of the overrun. This foreign exchange exposure was in respect of equipment and services sourced in South African rands and Australian dollars. This exposure was consciously undertaken as Gold Fields had a natural hedge to this by funding the capital from South Africa in terms of the South African foreign exchange allowances for companies investing in African countries.

OUTLOOK FOR F2006

F2006 is planned as a year of consolidation for Tarkwa, following seven years of aggressive expansion from a 3.5 million tons per annum ore production rate in 1998 to over 20 million tons per annum in 2005.

The focus on operational consolidation is essential given the considerable capital investment in the site over the last two years. Similarly, the opportunity to optimise operations must be taken. We believe the mill has an additional 20 per cent capacity beyond its nameplate, while the mining fleet continues to offer promising volume opportunities. The widely reported global boom in input costs, such as diesel, cyanide and steel remains a concern and operating counter-strategies initiated in F2005 need to be augmented. These initiatives range from supply chain and procurement optimisation to projects to enhance consumption, utilisation and productivity.

In addition to the cost pressures referred to earlier, most of the mining fleet is more than a year old and maintenance costs will increase significantly in terms of the outsourced maintenance and repair contracts with the original equipment suppliers.

The total tonnage mined and treated will be similar to F2005, allowing for increased mill run time through the year. Volumes and margin also should be similar to those of the second half of F2005.

While these pressures are of concern, Tarkwa is well positioned to counter them, following the plant and systems investments of the last three years. The new mining fleet continues to offer productivity opportunities while state of the art fleet information and management systems create a solid platform for realising this. The three process plants at Tarkwa are simple and efficient, providing a base for further cost containment and production growth.

Capital expenditure will reduce by 50 per cent to US$36 million, with the bulk of the spend allocated to ongoing leach pad extensions.





Damang Gold Mine

OPERATIONAL PERFORMANCE

During the first half of F2005, Damang continued the strong operational and financial performance achieved in F2004. Total cash costs over this period were between US$220 per ounce and US$240 per ounce and the mine made a significant contribution to the Group's operating profit. While mining and processing rates exceeded expectation, they accelerated the depletion of the high grade and high margin ores in the main Damang pit and the second half of the year saw a move in total cash costs to around US$350 per ounce, and a decline in quarterly gold production of approximately 15 per cent.

The impact of the depletion of the Damang pit had been recognised some time ago and various alternative ore sources were identified over the past two years. As part of these, the Damang Extension Project was approved at mid-year, allowing commencement of the new satellite pits at Amoanda, Rex and Tomento. These pits will be mined over the next two years and treated along with stockpiles of low-grade ores.

2005: review

- Steady operational performance
- Mining of satellite pits commenced
- Damang pit cutback approved at a capital cost of US$44 million
- Five-year life secured with the discovery of nearly 1 Moz





Damang gold production ('000oz)



Review of operations

International *(continued)*

		2005	2004	2003	2002*
Open pit mining					
Waste mined	'000t	**8,193**	9,855	13,928	5,437
Ore mined	'000t	**3,393**	5,439	4,457	2,402
Head grade	g/t	**1.62**	2.02	2.11	2.34
Strip ratio	W:O	**2.4**	1.8	3.1	2.3
Processing					
Tons milled	'000t	**5,215**	5,236	4,877	1,951
Yield	g/t	**1.5**	1.8	1.9	2.3
Gold produced	kg	**7,703**	9,589	9,305	4,397
	'000oz	**248**	308	299	141
Total cash costs	US$/oz	**282**	222	243	200
Net attributable earnings	Rm	**83.0**	170.4	91.8	64.3
	US$	**13.4**	24.7	10.1	5.9
Capital expenditure	Rm	**65.9**	22.0	14.4	5.5
	US$	**10.6**	3.2	1.6	0.5

*Results for the five months ended June 2002

Significant ore production was achieved from Amoanda in the final quarter of the year, while the pre-stripping of Tomento commenced after year-end. The grades of the ores treated through the year declined from around 1.6 grams per ton in the first half to 1.5 grams per ton in the second half due to treating lower grade stockpile material which replaced the higher grade Damang pit ore. During F2005, Damang mined over 11.5 million tons of ore and waste, and treated some 5.2 million tons of ore.

Gold production of 248,000 ounces was in line with expectations, but down from the F2004 high of 308,000 ounces due to mining in the Damang pit terminating mid-year. While total cash costs for the year averaged US$282 per ounce, the depletion of the higher grade ore sources caused total cash costs to increase to over US$340 per ounce during the second half of the year. Unit cash costs are expected to remain at this level for at least the next two years. Operating profit for the year decreased to US$36 million from US$53 million in F2004.

Damang has more than exceeded production and profit expectations since its acquisition and has returned more than twice the US$42 million acquisition price paid in free cashflow. Damang has made a good start in developing alternative sources of ore following the depletion of the current cutback of the Damang pit and will need to continue doing so. Our company's experience from both Tarkwa and the Australian operations is being leveraged to this end.

During the second half of F2005, the new Amoanda hydrothermal pit was brought into production. While the opening of alternative ore sources is significant from a discovery and production perspective, the resettlement of some 255 people affected by the Amoanda pit, and the development of the associated infrastructure without incident is testimony to the high quality of our mines' community relations in Ghana. With operations now expanding beyond the original mine footprint, community and mine interactions will remain key focus areas. In total, these new projects will require the resettlement of some 284 households.

Capital expenditure for the year was US$10.6 million. US$4 million was spent on the development of the satellite pits, US$2.5 million on the Damang pit drilling and feasibility study and US$2 million on exploration. During the year, exploration focused on opening up the new satellite projects, exploring the extensions at Tomento and Amoanda, as well as further assessment of the underground mining opportunity at Abosso Deeps. A pre-feasibility study on this new opportunity is due early in calendar 2006.

Mining activities in the main Damang pit ended in the middle of F2005. An extensive drilling programme was undertaken on both the eastern perimeter and within the Damang pit, which has proven the continuity of the ore body down-dip. A subsequent feasibility study indicated the viability of a cutback to the existing pit on both the eastern and western walls which will yield some 620,000 additional ounces. The mining of the cutback at a capital cost of US$44 million, will commence in F2006, with mining in both F2006 and F2007 focused mainly on removing the waste overburden.

OUTLOOK FOR F2006

Head grades, gold production and thus profits and unit costs during F2006 are expected to be similar to those recorded in the second half of F2005. This reflects the reliance on low-grade sources of ores from the new Amoanda and Tomento pits and low-grade stockpiles replacing high-grade ores from the currently depleted Damang pit. These new ore sources also require substantial increases in mining volume from 11.5 million tons in F2005 to over 16.7 million tons in F2006, with strip ratios increasing from 2.4 to over 4.6.

These volumes exclude the commencement of mining of the new Damang pit cutback where an additional 9.5 million tons of waste will be moved during F2006 and the costs thereof capitalised. Mining volumes have already been increased accordingly and are ramping up well.

Exploration and project development efforts will continue to focus on optimising and extending the life of Damang, using the window provided by the exploitation of the satellite pits and the Damang cutback. Options include:
• Extensions to existing satellite pits (Tomento, Amoanda, Rex and Lima) and the evaluation of new targets such as Nyame;
• The feasibility study of Abosso underground to be completed during the year; and
• Testing new regional targets.

Exploration over the last few years has added in excess of five years of life and nearly one million ounces to reserves of this mine at the satellite pits and the Damang cutback. The development of the Damang cutback will provide significant time to develop further opportunities in the lease area and in the region. The mine team is well equipped and suited to this challenge, leveraging off Gold Fields' experience and expertise acquired through its Australian operations, where the nature of mine discovery and development is similar.

Capital expenditure at Damang is planned at US$24 million, with US$20 million being earmarked for the pre-stripping of waste at the Damang pit cutback, US$2 million for the continued development of the satellite pits and US$1.3 million on exploration.



St Ives Gold Mine

OPERATIONAL PERFORMANCE

F2005 was a challenging year for St Ives. The Mars open pit, which was the primary source of open pit ore for this mine, experienced significant grade problems and while new underground operations at Argo and East Repulse were ramped up to fill the production shortfall, these mines were slow to achieve planned productivities and margins. The open pit geological model issues were corrected by mid-year but they had a significant negative impact on production and unit costs, along with poor margins on the new underground mines.

Notwithstanding a poor start, underground operations were turned around during the year, finishing with a strong second half. East Repulse ramped up in the first half of the year while the Conqueror development was accelerated in the second half. Production at Junction was successfully extended by six months, delivering strong cash flow, and the Sirius operations were completed by mid-year. Following a number of mine design changes resulting from the geological complexity of the ore body, Argo showed improvement during the third quarter and met projections for the fourth quarter. As anticipated, the underground

2005: review

- New A$125 million Lefroy mill project completed
- Leviathan underground commenced production
- Underground production of 2.13 million tons yielding 351,000 ounces
- Open pit production of 3.74 million tons yielding 176,000 ounces
- Operational optimisation realising value





St Ives
gold production *('000oz)*



			2005	2004	2003	2002*
Open pit mining						
Waste mined		'000t	**23,701**	11,693	21,040	22,768
Ore mined		'000t	**3,738**	4,000	4,607	1,753
Head grade		g/t	**1.79**	2.22	2.91	3.82
Strip ratio		W:O	**6.34**	5.26	4.94	6.67
Underground mining						
Ore mined		'000t	**2,134**	1,618	541	310
Head grade		g/t	**5.52**	5.34	8.28	9.29
Processing						
Tons processed	Milled	'000t	**4,052**	4,318	3,344	2,035
	Heap Leach	'000t	**2,280**	2,426	2,142	1,363
	Total	'000t	**6,332**	6,744	5,486	3,398
Yield	Milled	g/t	**3.7**	3.6	4.3	4.7
	Heap Leach	g/t	**0.6**	0.5	0.7	0.7
	Combined	g/t	**2.6**	2.5	2.9	3.1
Gold produced	Milled	kg	**15,107**	15,570	14,481	9,649
	Heap Leach	kg	**1,286**	1,307	1,485	953
	Total	kg	**16,393**	16,877	15,966	10,602
	Total	'000oz	**527**	543	513	341
Total cash costs		A$/oz	**447**	416	323	302
		US$/oz	**336**	297	188	160
Net earnings – Total Australia#		Rm	**151.1**	304.5	567.3	556.6
		US$m	**24.3**	44.1	62.5	50.2
Capital expenditure		Rm	**636.0**	755.4	464.5	231.3
		US$m	**102.4**	109.5	51.2	20.9

*For the period seven months ended June 2002

#As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit

mining costs peaked during the year but by year-end were reducing to sustainable levels for the long-term.

Open pit mine planning was revised during the first half of the year following the underperformance of the Mars pit, and the newly-discovered extensions to Agamemnon were opened in the second half. While the pits delivered planned ore volumes of some 3.7 million tons, the grade at 1.8 grams per ton was 27 per cent behind plan, reflecting ore modelling and grade control issues brought about by the geology being more complex than originally understood. Although cost per ton mined was below plan, open pit mining cost per ounce was significantly above plan because of the grade problems.

The new Lefroy mill was successfully commissioned in February 2005, within the A$125 million budget. The crushing and grinding sections of the new plant have performed exceptionally well thus far, achieving design capacity in the third quarter and exceeding it in the fourth quarter. Operations of the gold recovery sections were hampered by materials-handling problems and deficiencies of some construction materials. Although recovery was below plan for the first several months of operation, improvements to the gravity and carbon circuits progressed in the fourth quarter with recoveries improving by year-end.

St Ives's total gold production was 527,000 ounces, 3 per cent lower than F2004, due to open pit ore grades being

Review of operations

International *(continued)*

lower than planned. Total cash costs increased beyond the F2004's level by 7 per cent to A$447 per ounce. This primarily reflects the combination of poor open pit grades, low underground productivities and, to a lesser degree, high processing costs associated with the ramp down of the old mill and initial operations of the new Lefroy mill. The combination of these two factors led to an operating profit of some A$60 million, a decrease of 12 per cent on F2004.

The underperformance of margin and grade at St Ives prompted the adoption of a number of ongoing initiatives:
• On-site cost optimisation and manpower rationalisation;
• Underground mining cost controls with maintenance and productivity initiatives;
• Quality control in ore deposit modelling and mining; and
• A local and global procurement project (Project Bullion).

Capital expenditure for the year was A$137 million of which A$62 million reflects the cost of the new mill, with the balance being predominantly mine development and exploration.

Exploration efforts during the year were focused on both expanding existing mining complexes, such as Argo, Leviathan, Cave Rocks and the Lake pits, and early stage projects in areas such as Condenser, Intrepid and the Boulder/Lefroy and Magnetite corridors. Although ore reserve additions for the total mine were disappointing, some exciting new early-stage projects emerged that indicate new resources and reserves. Total ore reserves declined by 0.55 million ounces, net of 0.63 million ounces of depletion. This decline primarily reflects a reduction in the reserves at Argo underground mine, where additional infill exploration and remodelling of the depth extensions resulted in a revised geological and grade model.

OUTLOOK F2006
Gold production is expected to increase approximately 10 per cent over F2005, while total cash costs are forecast to improve substantially as a result of the less costly milling operation, improvements in underground mining costs and a number of other site-wide optimisation initiatives.

A near term target for total cash costs below A$400 per ounce has been set for this operation. While this level was not achieved in the fourth quarter of F2005, underlying operational and cost performance indicates this is now achievable. Beyond this, total cash costs in the mid-A$300 per ounce are still the target for St Ives. This requires strong control of underground productivities and the achievement of open pit grades.

Operational performance is based on the premise that 4.9 million tons will be treated through the new mill. Heap leach operations will be maintained at 2.4 million tons and fed largely from low-grade stockpiles. Underground ore production is planned at 1.8 million tons. Volumes are expected to be slightly lower than F2005, reflecting the closure of the Junction underground mine, stable operations at Argo and the development of the Conqueror mine at Leviathan. Open pit operations still present the greatest risk from a grade perspective, with in excess of 75 per cent of open pit ore production to be sourced from Mars which will be mining in the higher grade areas. However, grade reconciliation over the last several months of F2005 was excellent. Options to develop alternative open pit ore sources in the event of grade issues arising in the future are being evaluated.

Capital expenditure will reduce to approximately A$62 million, or A$104 per ounce. A$25 million is earmarked for exploration, with the bulk of the balance being projected for open pit and underground mine development (Argo and Conqueror underground and Thunderer open pit).

Exploration will receive greater focus on early stage targets than in the past three years. A number of key target areas have been generated out of the F2005 greenfields programme. Expenditures will be split one-third on early stage exploration and two-thirds on expansion and conversion of existing resources.



Agnew Gold Mine

OPERATIONAL PERFORMANCE

During the year under review, Agnew consolidated the growth of its current operations and its longer term outlook. Agnew increased gold production by 5 per cent to 212,500 ounces, with total cash costs of A$310 per ounce compared to A$317 per ounce in F2004. As a result, the mine made a contribution of A$53 million in operating profit to the Group. After two challenging years in F2002 and F2003, and a turnaround in F2004, this financial year consolidates Agnew's growth profile with the initiation of two major mines, Songvang and Main Lode.

The most significant contribution to Agnew's performance came from the Kim underground mine, which produced ore tonnage 50 per cent above expectation. Ore zones have tended to be thicker than planned and were successfully exploited by a continuously improving mining team. The Main Lode, which is also located within the Waroonga Complex, commenced production during F2005 and contributed an additional 7,000 ounces.

2005: review

- Record production of 212,500 ounces

- Total cash cost reduction to A$310 per ounce

- Two new deposits commenced production – Songvang and Main Lode

- Successful exploration programme – resource growth to over 3 million ounces





Agnew
gold production ('000oz)



Review of operations

International *(continued)*

		2005	2004	2003	2002*
Open pit mining					
Waste mined	'000t	**12,217**	—	3,937	8,981
Ore mined	'000t	**448**	20	1,627	818
Head grade	g/t	**2.22**	2.92	2.03	2.18
Strip ratio	W:O	**27.26**	—	2.42	10.98
Underground mining					
Ore mined	'000t	**486**	431	253	175
Head grade	g/t	**12.07**	12.81	9.94	7.45
Processing					
Tons milled	'000t	**1,170**	1,179	1,268	682
Yield	g/t	**5.6**	5.3	3.5	3.8
Gold produced	kg	**6,609**	6,267	4,466	2,569
	'000oz	**213**	202	144	83
Total cash costs	US$/oz	**233**	226	255	232
	A$/oz	**310**	317	437	434
Capital expenditure	Rm	**206.2**	120.8	164.9	122.0
	US$m	**33.2**	17.5	18.2	11.0

*For period seven months ended June 2002

The Crusader/Deliverer complex ceased mining in December 2004, yielding some 16,000 ounces, whilst also developing an exploration decline to a position adjacent to the Claudius ore body. Diamond drilling has been completed and an evaluation of the Claudius ore body is under way.

The Songvang open pit commenced production during the year, three months later than planned with access to its high grades also being achieved later than planned. Initial pit operations were severely hampered by shortages of haul-truck and excavator operators due to the boom in the iron ore, copper and nickel industries, significantly diverting resources from the gold industry. It is expected that the overall resultant shortfall will be recovered during F2006. The commissioning of the Songvang open pit has resulted in the production of a base load of medium grade ores which, along with the high grade ores from the Waroonga underground complex, should provide this mine an assured four-year life before alternative ore sources are required.

Capital expenditure of A$44 million was incurred in the year. In addition to mine site exploration, the development of Kim, Main Zone, and the Songvang open pit were the major investments.

Innovative exploration around the Redeemer, Waroonga and Crusader complexes has produced ore grade intersections that in virtually all cases justify further exploration. Exploration on Agnew's regional tenements has also identified significant targets with encouraging early drill results. The most significant development, however, was the discovery of extensions to the Kim lode in an offset and up-thrown position. This will extend Kim's life in excess of two years, thereby sustaining this critical source of high margin production. Agnew's total reserves have been increased to 861,000 ounces, the highest level since its acquisition.

OUTLOOK FOR F2006

Gold production for F2006 is expected to increase by approximately 8 per cent with a marginal increase in total cash costs. This increased production reflects the greater ore volumes from Main Lode underground mine and the Songvang open pit. The increase in total cash costs is due to a greater proportion of ore being sourced from the Main Lode underground mine and the Songvang open pit instead of Kim underground.

Capital expenditure at Agnew will decrease to A$22 million, as most of Songvang's stripping was completed in F2005. The underground development of the Kim and Main Lodes will account to A$14 million. Exploration at A$7.5 million will continue to focus on resource and reserve expansion but will also have a greenfields component.

A number of ongoing initiatives will be maintained during F2006 to limit costs and retain the high margins Agnew generated during F2004 and F2005, notwithstanding increasing input costs. These initiatives include: striving for increased quality across the operation, revamping the business partner's key performance initiatives, pursuing innovation-driven savings, embracing breakthrough concepts, committing to global procurement, and ongoing focus on major cost and efficiency determinants.

While operations in F2006 will focus on the established complexes at Waroonga and Songvang, opportunities at deposits such as Claudius underground, the New Woman open pit, Vivien underground deposit and Rajah underground Lode, may be brought to production to the extent they are proven during the year, thereby increasing flexibility on the mine.

Agnew is no longer mine constrained mainly due to the production profile of the Songvang open pit, and it is more flexible because of having multiple ore sources. Both the Kim and Main Lode declines are expected to reach ore reserve bottoms during the year. Additional reserves are likely to be developed down-dip, resulting in the deepening of both declines.

Because of the resilient ore reserves and pipeline of projects, together with the mill constraint, work is under way to assess the options to expand Agnew's processing capacity.

An agreement on the Miranda and Vivien tenement packages has been reached with Breakaway Resources Limited (BRW), joint venture partner of Gold Fields' Agnew mine, whereby Gold Fields and BRW will exchange certain rights to gold and base metals. The agreement, which is expected to be finalised in the first quarter of F2006, will result in Agnew becoming the owner of the Vivien and most of the Miranda ground, and having 100 per cent rights to the gold, including the 195,000 ounce Vivien deposit and a 2 per cent net smelter royalty (NSR) on any base metal production by BRW on the Miranda tenement. BRW will retain all base metal rights and become the registered holder of the four small northern tenements in the Miranda package. The addition and control of this extensive exploration ground adjoining the north and south of the existing Agnew tenements, in addition to the Vivienne resource, creates further opportunities for Agnew in the district.

Developing projects

CERRO CORONA

The Cerro Corona deposit lies within the Hualgayoc District, north of the Yanacocha mine in the Cajamarca Department of Peru. In December of 2003, Gold Fields obtained the option to acquire the Cerro Corona gold-copper Porphyry Project.

Through this last year, Gold Fields has successfully advanced a number of key Project development activities relating to this acquisition from Sociedad Minera La Cima S.A. in Peru. These include geological and resource modelling, permitting, social engagement, detailed Project engineering, and surface mine optimisation studies.

The greatest Project challenge and, indeed, success was experienced on the social front. Community relationships had been tense through the latter part of F2004 and early F2005, with discontent around the Project area being fuelled by significant regional unrest related to other mining operations. Overall, this led to a six-month delay in the Project schedule. However, extensive interactions with all the local communities and regional stakeholders, culminated in an agreement around land access and alignment on a way forward for the various parties. These extensive interactions have laid the foundation for a very strong relationship between the local communities and the Project, based on trust and mutual cooperation.

The sporadic social unrest that has beset the Peruvian mining industry is clearly cause for concern. However, the strength of the relationships created mitigate against this significantly, as local communities are most likely to determine the course of this Project. The Environmental Impact Assessment ("EIA") was presented to the Peruvian Ministry of Energy and Mines in May 2005. The official Cerro Corona Project public hearing, required as part of the permitting process, was held at the end of F2005, in the town of Hualgayoc, located two kilometres from the Project site. This important meeting was attended by around 2,500 people, representing a range of stakeholders from local communities to regional parties and regulators. The hearing was peaceful and the overall tone demonstrated a high level of support for the Project and, indeed, demand for it to proceed.

In April 2005, Norwest Corporation, Denver, completed an updated and improved resource model for the deposit. This estimate has been classified according to guidelines set out in the Canadian National Instrument 43-101 ("NI 43-101").

In early 2005, Gold Fields appointed Hatch Engineering in Santiago, to generate operating and capital cost estimates to within 10 per cent accuracy. Based on these operating cost estimates, and using Norwest's resource model and metal prices of US$450 per ounce for gold and US$1.00 per pound for copper, Gold Fields estimates that the recoverable sulphide Mineral Resources are 3.58 million ounces gold at 0.9 grams per ton and 1,327 million pounds copper at 0.5 per cent. It is estimated that 4.8 million tons of the oxide ore is amenable to heap leaching at an in situ grade of 1.6 grams per ton gold. There are ongoing metallurgical studies and discussions with external parties regarding processing and the sale of gold from the oxide mineralisation, which geologically caps the deposit.

Cerro Corona Mineral Resources (including Ore Reserves) within a US$450 per ounce of gold and US$1.00 per pound copper pit shell.

		Resource (Mt)	Au (g/t)	Cu (%)	Resource Gold ('000 ozs)	Resource Copper (M. lbs)
Total Measured	Oxide	2.0	1.6	—	101	—
	Sulphide	27.5	1.1	0.6	943	360
Total Indicated	Oxide	2.8	1.6	—	145	—
	Sulphide	93.3	0.9	0.5	2,613	958
Total Measured and Indicated	Oxide	4.8	1.6	—	245	—
	Sulphide	120.8	0.9	0.5	3,555	1,318
Total Inferred	Oxide	—	—	—	—	—
	Sulphide	1.0	0.8	0.4	26	9
Combined	**Oxide**	**4.8**	**1.6**	**—**	**245**	**—**
	Sulphide	**121.9**	**0.9**	**0.5**	**3,582**	**1,327**

At metal prices of US$375 per ounce for gold and US$0.90 per pound for copper, the revised Proved and Probable Reserves for the Project are 90.6 million tons at an average grade of 1.0 gram per ton gold and 0.5 per cent copper, all located within a single surface mine at an average strip ratio of 0.83:1. Ores will be treated in a conventional sulphide flotation concentrator producing a high quality copper concentrate with significant gold grades for treatment at offshore custom smelters.

The Project will deliver a fifteen year mine life at the planned ore mining and treatment rate of 6.2 million tons per annum, treating some 2.9 million ounces of gold and 1,068 million pounds of copper over this period, or 5.5 million ounces of gold equivalent. Production rates will achieve steady state at approximately 350,000 to 400,000 ounces of gold equivalent per year. Life of mine average total cash costs are estimated at US$250 per ounce on a gold equivalent basis. All gold equivalent figures are calculated using the reserve prices mentioned above.

Completion of the feasibility study is at an advanced stage and results are due for release at the end of first quarter F2006. Discussion with a number of smelters have also progressed well. Regulatory permitting may be concluded by November 2005, followed thereafter with a final Project commitment being made before the end of the 2005 calendar year.

Cerro Corona Ore Reserves at US$375 per ounce and US$0.90 per pound

Sulphide only	Reserve (Mt)	Au* (g/t)	Cu* (%)	Reserve Gold ('000oz)	Reserve Copper (M.lbs)
Proved	23.7	1.1	0.6	871	332
Probable	66.9	1.0	0.5	2,057	737
Grand total	**90.6**	**1.0**	**0.5**	**2,928**	**1,068**

Diluted average head grade

Cerro Corona has now reached a stage where Gold Fields has included, for the first time, the Reserve numbers to the total Ore Reserves declared for F2005. Copper has been included in the totals as gold equivalent ounces.



Developing projects (continued)

ARCTIC PLATINUM

The Arctic Platinum Project (APP) is located in Northern Finland. The Suhanko Project is located approximately 60 kilometres south of the town of Rovaniemi, on the Arctic Circle in northern Finland. The feasibility study for the Suhanko Project was completed during the F2005 March quarter and, owing to a combination of unfavourable factors, Gold Fields decided at the end of the quarter that it would postpone the proposed large-scale open pit mine, but would continue looking at smaller scale, high-margin projects and offers from third parties. Factors which contributed to this decision included:

• A revision in the expected head grade to below 1.9 grams per ton 2PGE+Au, against previous estimates in excess of 2.0 grams per ton.

• A significant increase in the capital expenditure required to bring this project to production. The increase reflects strengthening of the euro and also a dramatic increase in input costs associated with commodities such as steel, copper and the core services associated with mining projects.

• The shift in global base metal concentrate markets in favour of smelters.

• The negative medium term outlook for the Palladium market.

During the year the environmental permit application was submitted to the Northern Oulu Permitting Authority and several site meetings were held with representatives of the authority and the public. The area to be covered by the mining lease application has been finalised and the application submitted to the Ministry of Trade and Industry.

Exploration drilling to evaluate near vertical high-grade structures at Konttijarvi and Ahmavaara continued to mid-April 2005. These structures were previously poorly identified by diamond drilling, which was oriented sub-parallel to these structures. At Konttijarvi, geological modelling of the new data in the study area increased the grade from 2.25 grams per ton to 2.55 grams per ton 2PGE+Au, an overall grade

enhancement of 13 per cent. The drilling programme clearly identified steep geological structures averaging 3.0 grams per ton 2PGE+Au with associated elevated Cu grades. PGE and Cu enriched mineralised structures were also identified at Ahmavaara but the overall grade enhancement in this area is smaller than that observed at Konttijarvi.

A decision regarding mothballing and holding this project or vending some or all of our 100 per cent interest to a suitably positioned company will be made early in F2006.

The total Mineral Resource as at 31 December 2004 is presented in the table below. There was no further work on the SK Reef and the Mineral Resources remain unchanged from June 2004 pending the completion of ongoing resource definition work and resolution on the district potential.

	Tons (Mt)	Grade 2PGE + Au (g/t)	Metal 2PGE + Au ('000 oz)
Measured	38.6	2.34	2,907
Indicated	54.0	2.03	3,522
Inferred	75.7	2.54	6,173
Total APP	168.3	2.33	12,601

Snowden Mining Industry Consultants undertook the F2004 Mineral Resource estimation study in conjunction with Arctic Platinum and the estimate is classified in accordance with the JORC code. SRK (Johannesburg) undertook the estimation for part of the SK Reef Resources.



Exploration and new business development

It is a strategic objective of Gold Fields to add 1.5 million ounces per annum to its international production profile by the end of 2009. This would have a twofold effect: growing Gold Fields Reserve and production profile, and balancing its international risk profile. Gold Fields still remain aggressively committed to this strategy and have progressed well towards this objective with completed expansion projects at Tarkwa and St Ives and the possible development of Cerro Corona expected to deliver approximately 500,000 additional ounces per annum. The second major development project, APP, was put on hold due to increased capital and operating costs, and currency effects.

The Exploration Division has responded to the robust market conditions by disposing of assets and equity positions that do not match our investment criteria. This resulted in net proceeds to Gold Fields during F2005 of over US$25 million, allowing us to realise gains and rebalance our portfolio. Some of the larger dispositions included the sale of the Angelina joint venture in Chile to our partner Meridian Gold Corporation; a market-based sale of our equity interest in Fujian Mining Company; and an agreement to allow Committee Bay Resources to spend the next $10 million in exploration expenditures allowing Gold Fields the option of converting its joint venture interest into an equity position. We are also currently considering allowing a partner to invest in the Kisenge project in the southern Democratic Republic of the Congo following encouraging initial drilling results.

Our strategic objectives in the short term are focused on acquisitions of either advanced projects or development stage companies. However, finding such investments that fit our value criteria could prove to be a difficult task in the current gold market. This could entail moves into politically risky countries where the market currently undervalues assets, or recognising further exploration potential on existing projects. We remain fully committed to aggressive brownfields investment near our operating assets, value-adding acquisitions and greenfields exploration either through junior company equity alliances, or on independent projects in selected gold belts around the world. During the year, we invested approximately US$65 million in exploration projects and drilled in excess of 250,000 metres.

OTHER PROJECTS

The exploration strategy of funding junior exploration companies via equity with the concomitant right to joint venture key projects, has again proved extremely beneficial during F2005. Acquiring stock in a rising gold market has proved an effective way to fund costs associated with exploration deals. This strategy also helps to mitigate the start-up costs in new countries. Updates on the most significant of these projects are presented below.

ESSAKANE PROJECT

The Essakane gold project is situated in Burkina Faso, West Africa, 330 kilometres north east of Ouagadougou. Gold Fields, through its subsidiary, Orogen Holding (BVI), acquired 50 per cent of the Project in June 2005 by reaching an aggregate exploration expenditure of US$8 million at Essakane. In terms of the Option Agreement with Orezone Resources Inc., Gold Fields now has the right to acquire a 60 per cent share of the joint venture by completing a bankable feasibility study. As a precursor to this study, Gold Fields is currently undertaking a pre-feasibility study ("PFS") for the development of a surface mine and a CIL plant at Essakane. This study is based on an interim Resource update of the Essakane Main Zone ("EMZ"), which was completed in May 2005. This interim model, based on a US$450 pit shell, returns a Resource of 45 million tons at an average diluted grade of 1.75 grams per ton, containing 2.5 million ounces of gold. Gold Fields will finalise a new and extended PFS resource model encompassing all assay results up to September 2005 by the end of 2005.

The JORC classified EMZ Mineral Resource at a 1 gram per ton cut off is 2.2 million ounces from 34.9 million tons at an

Exploration and
new business development *(continued)*

average 2 grams per ton gold and is classified as per the table below.

ESSAKANE MINERAL RESOURCES

Classification	Tons (Mt)	Grade (g/t)	Gold ('000oz)
Measured	—	—	—
Indicated	30.5	2.0	1,910
Inferred	4.4	2.0	290
Total	34.9	2.0	2,200

The current project development focus is on mine, plant, and infrastructure engineering, as well as social, environmental and water supply issues. The final PFS study will contain overall costs and project economics to an accuracy of approximately 25 per cent and is scheduled to be completed by mid F2006.

The EMZ is hosted by veined and altered Birimian metasediments in a north-west trending anticline which subcrops below shallow laterite and alluvial cover for a lateral distance of 10,000 metres. Gold is typically associated with quartz-carbonate veining in a distinctive lithology called the Main Arenite Unit. The EMZ is located in the central part of the Essakane deposit and extends for 2,000 metres on strike. Exploration drilling to the south of the EMZ is currently in progress and is due for completion by September 2005. Test drilling north of the EMZ is scheduled to start after the current wet season.

Further drilling and evaluation of the Sokadie, Falangountou, Takabangou and Gossey gold prospects on the Essakane permit, which covers over 1,400 square kilometres, was postponed in the second half of F2005 to focus efforts on the EMZ extensions.

Improvement in the understanding of the orientation and geometry of the higher grade zones has highlighted the potential for significantly extending Resources down dip and on similar targets along strike on the EMZ. This has provided the primary focus for an accelerated drilling campaign.



COMAPLEX MINING CORPORATION, NUNAVUT CANADA (CMF: TSX LISTED)

In December 2004, Gold Fields announced the purchase of 11.4 per cent interest in Comaplex in an open market transaction. Subsequent to this, in March 2005, the parties entered into a further private placement transaction that resulted in Gold Fields increasing its overall ownership to 19.8 per cent. The companies also entered into a technical assistance programme whereby Gold Fields will second geological staff and provide engineering consultation on the Meliadine Project located near the village of Rankin Inlet, Nunavut to Comaplex. The Meliadine Project contains stated Resources of 1.4 million ounces at an average grade of 11.5 grams per ton gold. Comaplex hopes to advance this project to a preliminary feasibility study after completion of the present field programme.

BOLIVAR GOLD CORPORATION, VENEZUELA (BGC: TSX LISTED)

Gold Fields owns approximately 11.4 per cent of Bolivar Gold Corporation and has entered into a joint venture agreement relating to several concessions surrounding a development project Bolivar Gold are completing on the Choco 10 property.

Mineral Resources and Ore Reserves

OVERVIEW

Gold Fields continues to recognise the need for increased transparency and materiality in the disclosure of its Mineral Resource and Ore Reserve information. In support of this core deliverable, the Annual Report F2005 is supported by a Mineral Resource and Ore Reserve Supplement, which outlines in detail the status and changes at each mining property. Consistency in reporting among the operating mines and compliance with public regulatory and internal codes of practice are paramount and the processes utilised by the Group continue to improve year on year through enhanced competent persons reporting. The Mineral Resource and Ore Reserve figures for Gold Fields are derived from a rigorous strategic and operational planning process that is embedded at each of its operating mines. Reserve estimates are based on many factors (modifying factors) including estimates of future production costs, future commodity prices, and notably in South Africa, the exchange rate between the rand and the US dollar.

Gold Fields reports its Mineral Resources and Ore Reserves in accordance with the South African Code for the Reporting of Mineral Resources and Ore Reserves ("SAMREC"), which sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources, and Ore Reserves in South Africa. Mineral Resources are inclusive of the Ore Reserve component.

It is with great satisfaction that Gold Fields again received the annual SAMREC/IASSA award from the Investment Analysts Society of Southern Africa ("IASSA"), for the best reporting of Mineral Resources and Ore Reserves according to the SAMREC code for the F2004 declaration. This award, now won three years running, is a testimony to the quality, transparency and competency shown by Gold Fields in its SAMREC compliant reporting.

As part of Gold Fields' Sarbanes-Oxley Section 404 ("SOX") compliance project, all seven mining operations have been

2005: review

- Attributable gold equivalent Resources and Reserves, including the growth projects, stand at 174.5 and 64.8 million ounces respectively.
- Independent auditors confirm the F2005 Resource and Reserve declaration fully SAMREC compliant
- At Kloof, the recently completed exploration and resource definition campaign has resulted in the generation of an improved VCR ore body model for the prospective ground below infrastructure
- The new resource model at Kloof has initiated re-scoping and re-engineering of the EBA Project, while the revised KEA Project feasibility is already at an advanced stage.
- Agnew and Damang continue to perform well with strong project pipelines
- Mineral Resource Management is well-positioned for Sarbanes-Oxley compliance

subjected to detailed mineral resource management process mapping that has been captured in an electronic based management system. Core benefits to Gold Fields resulting from SOX compliance in mineral resource management are improved effectiveness, efficiency and auditability of the internal control process, better information and improved confidence for auditors and investors and risk mitigation.

SRK Consulting, acting as independent auditors, have reviewed the mineral resource management process maps and consider that the system, as presently established and post certain remedial actions, to be suitable to ensure compliance with the intent of SOX.

Within the last 12 months, Gold Fields has subjected all of its mining operations to two separate Mineral Resource and Ore Reserve audits by two globally leading industry consultants. In F2004, SRK Consulting confirmed Gold Fields' material compliance in respect of the requirements of the SAMREC reporting code. The F2005 Mineral

Mineral Resources and Ore Reserves

Resource and Ore Reserve statement was submitted to Snowden Mining Industry Consultants for review and they conducted extensive on-site audits at all mining operations in South Africa, Ghana and Australia. At the request of Gold Fields, Snowden also updated the resource estimates for the Suhanko feasibility as part of the Arctic Platinum Project, where they have also assisted with the estimation study for part of the SK Reef.

At Essakane, in Burkina Faso, the Mineral Resource estimate has been generated in conjunction with SRK Consulting and in accordance with the guidelines set out in the Canadian National Instrument 43-101 ("NI 43-101"). Gold Fields is currently undertaking a pre-feasibility study ("PFS") for an open pit mine and Carbon in Leach ("CIL") plant at Essakane. This study is based on an interim Resource update of the Essakane Main Zone ("EMZ"), which Gold Fields completed in May 2005. A new and extended PFS resource model, containing all assay results up to September 2005, will be finalised by Gold Fields by the end of 2005.

The resource estimate for the Cerro Corona Gold-Copper Porphyry Project in Peru, has been prepared by Norwest Corporation and is based on JORC and NI 43-101. As per the guidelines set out in NI 43-101, both Snowden and Norwest Corporation have acted as independent consultants as defined therein. The Cerro Corona Ore Reserves have been independently reviewed by WLR Consulting Inc., Colorado, USA.

Gold Fields will continue to pursue a strategy of growth in its Reserve base through exploration, acquisition and optimisation of current operations. A sustainable Reserve position for the Group is reliant on a robust project pipeline delivering quality mineable ounces at a margin and this area will remain a key focus. On-going investment in mine site resource definition programmes, together with brown-field and greenfield exploration campaigns, ensures a balanced project pipeline is maintained and managed by a disciplined and motivated team. Reserve replacement projects are ranked on quality, size, delivery times and value creation, and are developed through the project pipeline to come on-stream when they can provide maximum growth and returns to the shareholder.

The following price assumptions were used as a basis for estimation in this declaration

F2005	Resource price assumption	Reserve price* assumption
South Africa	**R105,000/kg**	**R92,000/kg**
Ghana	**US$450/oz**	**US$375/oz**
Australia	**A$650/oz**	**A$560/oz**
F2004		
South Africa	R115,000/kg	R90,000/kg
Ghana	US$400/oz	US$350/oz
Australia	A$650/oz	A$580/oz

Assumed gold prices are in accordance with the US Securities and Exchange Commission ("SEC") and approximate to historical three year average commodity prices and exchange rates

Salient highlights

As at the end of June 2005 Gold Fields has attributable precious metal (and gold equivalent) Mineral Resources of 174.5 million ounces (F2004: 190.6 million ounces)[1] and gold equivalent attributable Reserves of 64.8 million ounces (F2004: 75.6 million ounces)[2], net of an annual attributable depletion of 5.0 and 4.5 million ounces respectively.

The single largest reduction in the Mineral Resource (9.7 million ounces) and Ore Reserve (10.9 million ounces) occurred at Kloof as a result of the below infrastructure Eastern Boundary Area ("EBA") Project being subjected to new geological and resource models, based on new information. The EBA Project does not currently show reasonable economic potential given the present mine design, capital requirements and current costs. The EBA Project accounts for 42 per cent of the Group's year-on-year decline in managed gold Mineral Resource ounces and 71 per cent of the reduction in managed gold Reserve ounces. Re-engineering and right-sizing this project will provide for a re-assessment of its economic viability based on the new footprint.

[1] *F2004 excluded Cerro Corona and Essakane growth projects.*
[2] *F2004 excluded Cerro Corona.*

The contribution per operating region to Gold Fields' attributable Reserves remained stable year-on-year with only minor changes reflected by South Africa decreasing from 80 per cent to 77 per cent and Ghana and Australia both increasing by one per cent to 17 per cent and 6 per cent respectively.

South African operations

- Exploration programmes excluding prospect development, continued with expenditures for F2005 of R23 million (US$3.0 million at R7.63:US$) at Kloof, Beatrix and Driefontein. Exploration is multi-disciplined and is a combination of surface and underground diamond drilling, seismic re-modelling and sedimentological studies to test future mining extensions, secondary reef mining potential and structural complexity.

Exploration expenditure – South African Operations (F2005)

	(R million)	(metres drilled)
Driefontein	**5.9**	23,195
Kloof	**13.2**	20,512
Beatrix*	**3.9**	16,464
Total	**23.0**	60,171

Inclusive of 3.5 per cent cover drilling utilised for geological definition

This exploration campaign has provided significant material improvements to the quality of the resource modelling at all three South African mines and has continued to improve on the geological and evaluation confidence of the below infrastructure projects.

- Focus on strategic and operational re-planning at all three South African mines has taken place to ensure continued delivery on core Projects 400 and 100 plus, together aimed at controlling rising costs, improving efficiencies and increasing quality volume delivery at the operations.
- The primary issue impacting both the South African and the Group's Reserve position has been the significant changes impacting the two key below infrastructure projects at Kloof, EBA and KEA ("Kloof Extension Area"). The completion of phased surface drilling programmes and 3D seismic modelling, in conjunction with an enhanced understanding of regional and local scale sedimentological trends and facies geometry, has further evolved the orebody model for the Ventersdorp Contact Reef ("VCR") below Kloofs' current mine infrastructure.

In response, the KEA project has been completely re-scoped and re-engineered to optimise extraction of the orebody. The new pre-feasibility study indicates a significant improvement in value compared to the original KEA project reported in the F2004 declaration. It is planned to complete the feasibility study incorporating a new decline access system by the second quarter of F2006.

The eleven EBA surface boreholes drilled in three phases for a total of 84 valid VCR intersections were completed at the end of F2004. The re-modelled 1994 3D seismic survey has been merged with the 2004 survey to produce one holistic 3D structural model of the strategically important areas below infrastructure at Kloof. This information has been key in constraining a six-month long phase of ore body modelling, designed to honour all the data control points and take cognisance of the latest sedimentological and facies trends interpreted within the VCR. A new VCR model was generated in May 2005 that reflects improved VCR facies definition and therefore improved constraints on gold value distribution.

In response, a new estimate for the EBA Project Mineral Resource has been generated showing a 31 per cent decline in mineable Resource ounces year-on-year.

The result is a significantly reduced target footprint for EBA that continues to represent an attractive option for organic growth. However, the surface and sub-vertical shaft access and mining system planned for the F2004 pre-feasibility study will need to be re-engineered and costed to determine

Mineral Resources and Ore Reserves (continued)

economic feasibility in the new area of interest. In compliance with the SAMREC code, and Industry Guide 7 (SEC), we are not presently able to convert EBA Resource ounces to Reserve and the 10.9 million Reserve ounces declared in F2004 for EBA cannot be replaced in this declaration. A dedicated team focused on re-engineering this project will evaluate the project in the context of the revised resource model.

Additional notable highlights are summarised below:

- At Kloof, 1.7 million ounces of Resource has been removed below 27 level in line with the re-configured 9 shaft-pumping project, which is aimed at reducing the infrastructural footprint and lowering fixed costs at the mine.
- At Driefontein, the Depth Extension ("DE") Project to access and mine 8.3 million ounces of gold from the Carbon Leader horizon below 50 level in the 5 sub vertical shaft area still provides positive returns at current rand gold prices and an underground drilling programme has been initiated to confirm gold grades and structure. It is planned to complete the drilling programme over the coming year.
- At Beatrix the marginal Vlakpan (down to 20L) Project (South Section) remains viable at the prevailing pay limit, mine cost structure and gold price but has reduced by 0.7 million Reserve ounces year-on-year. Margin squeeze is tightening at Beatrix as pay limits approach the average grade of the orebodies at North and South Sections. Increased secondary development and the scheduling of higher grade pillars will provide for improved selective mining.
- The South African operations have designed and implemented more robust and functional economic models to enhance the Integrated Resource and Reserve Information System ("IRRIS"). The introduction of Mine-2-4D (mine design and scheduling software) to compliment Cadsmine©now provides for more effective longer-term scenario and project planning. A new IRRIS data warehouse project has also been initiated to ensure information standardisation, consistency, security and integrity.



- In terms of the provisions of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA"), the holder of an old order mining right has the right, for a period of five years ending on 30 April 2009, to convert such old order right to a mining right in terms of the MPRDA. The South African operations are at an advanced stage regarding the preparation and submission of the necessary applications to convert their old order mining rights to mining rights. Driefontein's submission has already been lodged and the authorised conversion is in process. Kloof and Beatrix will follow soon after.

INTERNATIONAL OPERATIONS

- The Tarkwa Plant was completed during F2005, along with the conversion to owner mining. The cost benefits from the change to owner mining at Tarkwa and the improved recoveries from the new milling infrastructure have been partly offset by cost increases across the commodity basket and cut-off grades have consequently remained under pressure. Despite this, and an annual depletion of 0.9 million ounces, the reportable Reserve has only decreased by 9 per cent year-on-year to 13.4 million ounces. Going forward, drilling will concentrate on improving the confidence in the evaluation, structural interpretation and geotechnical data at Tarkwa.
- The construction of the new plant at St Ives was completed in F2005 but the positive impact of reduced

processing costs and improved recoveries on lowering cut-off grades to generate additional mining opportunities are still not fully realised as plant optimisation continues.

Exploration expenditure – International operations (F2005)

	(US$ million)	(metres drilled)
Tarkwa	1.1	9,725
Damang	3.7	47,459
St Ives	8.8	193,000
Agnew	2.9	94,458
Total	16.5	344,642

(Exchange rate US$0.67:A$)

• Exploration momentum at St Ives was maintained through expenditure of US$8.8 million to create medium to long term mining flexibility. In F2006 a re-focused and re-energised exploration and resource development campaign testing twenty prime targets will be a key thrust for the Reserve replacement strategy.

In F2005 the exploration strategy at St Ives continued to focus on the Central Corridor of tenements and is approaching extensional drill out limits so Reserve growth will be focused on leverage from reduced cut-offs and new discovery. St Ives was hindered by a lack of discovery and a low conversion to Resource last year, with drilling shifting some metal back into inventory. The main driver behind the reduction in the Resource was the Greater Victory area (–1.4 Moz) mainly due to the Leviathan pit, now subjected to a revised pit shell and a new resource model, compounded by geological re-modelling at Conqueror and East Repulse. Open pit Reserves at St Ives grew by 39 per cent (tons), but the underground position dropped 34 per cent on metal.

• The approval for the Damang Pit Cutback ("DPCB") is a significant development and provides a window of opportunity for the Damang Extension Project ("DEP") to continue to explore attractive targets within the mine lease and increase the mines' footprint. Successes to date for the DEP are the Amoanda and Tomento pits. The DPCB will mine 0.6 million ounces of gold at 2.5 grams per ton and comprises 48 per cent of Damang's total gold Reserves. Regional targeting and an underground feasibility at Abosso Deeps are aimed at unlocking district potential.

• The Agnew Mineral Resources and Ore Reserves increased year on year with additions derived from expansions to existing mineralised lodes and new projects resulting from vigorous and focused exploration activities supported by remodelling and re-evaluation. Agnew currently produces from Kim, Main Lode and Songvang but enjoys a robust pre-feasibility and concept project pipeline, with Claudius, Vivien, Rajah and the Songvang extension all in feasibility.

Sensitivity of the Reserves to potential fluctuations in the gold price at the South African, Ghanaian and Australian operations is shown in the accompanying charts at increments within 10 per cent of the base gold price. The South African sensitivities specifically exclude the surface low-grade stockpile Reserves.

A summary year-on-year reconciliation of the Mineral Resource and Ore Reserve statement is shown in the Mineral Resource and Ore Reserve Supplement to this report.

COMPETENT PERSONS

Competent persons, designated in terms of the SAMREC Code and taking responsibility for the reporting of Gold Fields' Mineral Resources and Ore Reserves are:

• Craig Nelsen – Executive Vice President: Exploration (BA Geology, MSc.), 29 years experience.

• Terence Goodlace – Senior Vice President: Strategic Planning (NHD Mining, BCom., MBA), 25 years experience.

• Tim Rowland – Senior Consultant: Mineral Resources and Mine Planning (BSc. Hons Geology, MSc. Mineral Exploration, GDE Mining Engineering, Registered

Mineral Resources and Ore Reserves *(continued)*

ORE RESERVE SENSITIVITY



The main contributing factor to the drop off in ounces at a gold price of R82,800/kg, shown in the above graph, is the exclusion on economic grounds of the 5DE Project at Driefontein.





Natural Scientist (Reg. No. 400122/00), MGSSA, FSAIMM, 19 years experience.

The named staff are permanent employees of Gold Fields. Additional information summarising the composition of the competent persons teams involved with the compilation of the Mineral Resource and Ore Reserve declaration per operation is included in the supplement to this report.

Note

A comprehensive review of the Group's Mineral Resources and Ore Reserves for F2005, together with locality and mine infrastructure plans of the operations is available in a supplementary document that accompanies the annual report, or may be downloaded from the Gold Fields website (www.goldfields.co.za/www.gold-fields.com) as a pdf file using Adobe Acrobat Reader. Rounding of figures in this report and in the supplementary documents may result in minor computational discrepancies.

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT AS AT 30 JUNE 2005[1]

SOUTH AFRICAN OPERATIONS

	Resources					Reserves			
	F2005			F2004		F2005			F2004
	Block Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Mill Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Driefontein					Driefontein				
Measured	40.1	13.1	16.94	17.76	Proved	30.1	7.9	7.62	7.62
Indicated AI	23.7	13.7	10.40	10.42	Probable AI	27.4	8.0	7.05	7.15
Total Above Infrastructure	63.8	13.3	27.34	28.18	**Total AI**	57.5	7.9	14.66	14.77
Indicated BI*	42.7	12.2	16.72	16.73	Probable BI	31.9	8.1	8.31	8.34
Total underground	106.5	12.9	44.06	44.90	**Total underground**	89.4	8.0	22.97	23.11
Indicated surface	10.6	1.2	0.40	0.51	Probable surface	10.6	1.2	0.40	0.51
Grand Total surface and underground	117.1	11.8	44.47	45.41	**Grand Total surface and underground**	100.0	7.3	23.38	23.62
Kloof					Kloof				
Measured	45.5	14.0	20.48	26.66	Proved	13.6	10.2	4.46	5.79
Indicated AI	62.2	10.3	20.51	18.09	Probable AI	29.0	9.0	8.41	6.89
Total Above Infrastructure	107.7	11.8	40.99	44.76	**Total AI**	42.6	9.4	12.87	12.67
Indicated BI**	59.5	14.9	28.43	39.35	Probable BI	5.0	11.9	1.90	14.25
Total underground	167.2	12.9	69.42	84.10	**Total underground**	47.6	9.7	14.77	26.92
Indicated surface	29.3	0.6	0.57	0.55	Probable surface	8.7	0.7	0.19	0.34
Grand Total surface and underground	196.5	11.1	69.99	84.65	**Grand Total surface and underground**	56.3	8.3	14.95	27.27
Beatrix					Beatrix				
Measured	17.0	7.5	4.10	5.28	Proved	14.4	5.5	2.53	3.20
Indicated AI	36.4	7.9	9.20	11.76	Probable AI	32.8	5.4	5.68	6.19
Total Above Infrastructure	53.4	7.7	13.30	17.03	**Total AI**	47.2	5.4	8.21	9.38
Indicated BI†	15.9	6.9	3.51	4.78	Probable BI	0.0	—	0.0	0.36
Total underground	69.3	7.5	16.80	21.81	**Total underground**	47.2	5.4	8.21	9.75
Indicated surface	13.3	0.4	0.17	0.17	Probable surface	0.0	—	0.0	0.06
Grand Total surface and underground	82.6	6.4	16.97	21.98	**Grand Total surface and underground**	47.2	5.4	8.21	9.80
Total SA Grand Total surface and underground	396.2	10.3	131.43	152.04	**Total SA** Grand Total surface and underground	203.5	7.1	46.54	60.69

Note:

[1]Managed unless otherwise stated

AI = Above Infrastructure

BI = Below Infrastructure

*Driefontein Below Infrastructure refers to material below 50 level (3,420 metre below surface)

**Kloof Below Infrastructure refers to material below 45 level (3,352 metre below surface)

†Beatrix Below Infrastructure refers to material below 26 level (1,341 metre below surface)

Mineral Resources and Ore Reserves *(continued)*

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT AS AT 30 JUNE 2005[1]

INTERNATIONAL OPERATIONS

	Resources					Reserves			
	F2005			F2004		F2005			F2004
	Block Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Mill Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
TARKWA					**TARKWA**				
Measured	190.1	1.5	8.95	9.61	Proved	184.5	1.3	7.89	8.56
Indicated	189.6	1.3	7.82	8.21	Probable	134.3	1.2	5.38	6.05
Inferred	24.2	3.4	2.63	2.23					
Total	403.9	1.5	19.40	20.04	**Total**	318.8	1.3	13.27	14.62
Measured low grade stockpiles	5.5	0.8	0.14	0.12	Proved low grade stockpiles	5.2	0.8	0.13	0.12
Grand Total	409.5	1.5	19.54	20.16	**Grand Total**	324.1	1.3	13.41	14.73
DAMANG					**DAMANG**				
Measured	6.5	2.3	0.48	0.31	Proved*	4.5	2.4	0.35	0.09
Indicated	18.7	1.8	1.07	0.82	Probable*	11.4	1.8	0.67	0.38
Inferred	2.2	2.1	0.15	0.30					
Total	27.5	1.9	1.71	1.43	**Total**	15.9	2.0	1.02	0.46
Measured low grade stockpiles	9.6	1.2	0.38	0.40	Proved low grade stockpiles	7.6	1.3	0.33	0.40
Grand Total	37.1	1.8	2.09	1.83	**Grand Total**	23.5	1.8	1.34	0.86
ST IVES					**ST IVES**				
Measured	1.0	3.6	0.12	0.24	Proved	0.9	3.3	0.09	0.20
Indicated	37.4	3.1	3.69	4.53	Probable	22.4	3.0	2.15	2.60
Inferred	8.9	3.7	1.06	2.65					
Total	47.3	3.2	4.87	7.42	**Total**	23.2	3.0	2.25	2.80
Measured low grade stockpiles	7.0	1.2	0.27	0.27	Proved low grade stockpiles	7.0	1.2	0.27	0.27
Grand Total	54.3	2.9	5.14	7.68	**Grand Total**	30.3	2.6	2.52	3.07
AGNEW					**AGNEW**				
Measured	1.0	11.4	0.36	0.30	Proved	0.5	10.8	0.18	0.18
Indicated	9.9	5.2	1.67	1.37	Probable	4.0	5.2	0.66	0.51
Inferred	6.5	5.1	1.06	0.98					
Total	17.5	5.5	3.10	2.65	**Total**	4.5	5.8	0.84	0.69
Measured low grade stockpiles	0.4	1.6	0.02	0.02	Proved low grade stockpiles	0.4	1.6	0.02	0.02
Grand Total	17.8	5.4	3.12	2.68	**Grand Total**	4.9	5.5	0.86	0.71
INTERNATIONAL OPERATIONS									
Grand total surface and underground	518.7	1.8	29.89	32.34		382.8	1.5	18.13	19.37

** The Damang reserve conta table material at US$375/oz inside this shell has been reported.*

GFL (Managed)									
Above Infrastructure	796.7	4.4	112.66	123.53		549.4	3.1	54.45	57.11
Below Infrastructure	118.1	12.8	48.66	60.85		36.9	8.6	10.22	22.95
Total GFL (Managed)	914.9	5.5	161.32	184.39		586.3	3.4	64.66	80.06
Total attributable to Gold Fields	785.8	6.1	155.1	178.0		485.8	3.9	60.4	75.6

[1]Managed unless otherwise stated

PLATINUM AND GROWTH PROJECTS[6]

PLATINUM GROUP ELEMENTS	Resources					Reserves			
	F2005			F2004		F2005			F2004
	Block Tons (Mt)	2PGE + Au Grade (g/t)	2PGE + Au (Moz)	2PGE + Au (Moz)		Mill Tons (Mt)	2PGE + Au Grade (g/t)	2PGE + Au (Moz)	2PGE + Au (Moz)
Arctic Platinum project	168.3	2.3	12.60	12.60		—	—	—	—

GOLD	Resources					Reserves			
	F2005			F2004		F2005			F2004
	Block Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Mill Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Essakane[1]	34.9	2.0	2.20	2.20		—	—	—	—
Cerro Corona[2,3,4,5]	126.6	0.9	3.83	4.62		90.6	1.0	2.93	2.39
Total Gold (Projects)	161.5	1.2	6.03	6.82		90.6	1.0	2.93	2.39

	Block Tons (Mt)	Grade Au (g/t) – Cu (%)	Au equivalent (Moz)	Au equivalent (Moz)		Block Tons (Mt)	Grade Au (g/t) – Cu (%)	Au equivalent (Moz)	Au equivalent (Moz)
Cerro Corona (Gold equivalent)[7]	126.6	0.9 g/t – 0.5 %	6.79	8.72		90.6	1.0 g/t – 0.5%	5.49	4.64
Total Precious Metals equivalent	329.8		21.6	23.5		90.6		5.5	4.6
Attributable Precious Metals equivalents	291.4		19.4	21.0		73.1		4.4	3.74
Total attributable to Gold Fields	1,077.2		174.5	199.0		558.9		64.8	79.3

[1] @ 1.0 g/t cut off

[2] Resources within 450 US$/oz (Au) – 1.00 US$/oz (Cu) Pit Shell

[3] Excludes Copper Resources of 121.9 Mt @ 0.5% Cu contained 1,327 M lbs Copper

[4] Reserves within 375 US$/oz (Au) – 0.9 US$/lb (Cu) Pit Shell

[5] Excludes Copper Reserves of 90.6 Mt @ 0.5% Cu containing 1,068 M lbs Copper

[6] Managed, unless otherwise stated

[7] Includes both gold (as reported above) and copper equivalent ounces (copper revenue converted to gold equivalent ounces)

Gold Fields
Sustainable development



Sustainable development

INTRODUCTION

This year we remained focused on the continued profitability of our business while, at the same time, addressing the needs and values of the society within which we operate.

During 2005, we focused on developing the level of understanding and trust between our operations and stakeholders. In August 2004, we held our first Sustainable Mining Workshop in partnership with the International Finance Corporation. It was attended by 53 managers from across the Group including health and safety, mining engineering, training and development, environment and community relations. The workshop aimed at building capacity and gaining a better understanding of sustainable development in the mining environment.

We again participated in the JSE's Socially Responsible Investment Index and were ranked in the top 20 per cent of high environmental impact companies that qualified for the Index. It is important to us that this Index remains a significant contributor to the corporate citizenship debate in South Africa.

Our environmental performance is monitored through the ISO 14001 audits on an ongoing basis and we are pleased to report that all Gold Fields' sites in South Africa were re-certified against the new ISO 14001:2004 guidelines while the international operations have retained their ISO 14001 certifications. Gold Fields Exploration Division has been recommended for ISO certification.

We have developed open and honest communication with all our stakeholders. During Harmony's hostile bid, we received welcome support from the communities in which we operate, and from our suppliers, contractors and local administrative structures.

The Gold Fields South Africa Foundation contributed R24 million to community projects around our mining operations and in areas from which we draw labour. The Gold Fields Ghana Foundation contributed R10 million and The Gold Fields Australia Foundation a further R700,000 towards community development projects. During F2006 the focus will be on investing in sustainable community projects that contribute to education and skills development, poverty alleviation and sustainable livelihoods, the health and well being of our communities in all operating regions. One such project is a job creation project in Westonaria, the Paragon Project, that employs disabled former employees from the operations. It specialises in the manufacture of safety equipment, backfill bags, clothing and other items for use on our mines. At present the factory employs 22 people on a sustainable basis and additional outlets for its products are envisaged with the prospect of additional job opportunities.



Health and safety



The Group's various operations manage their health and safety to ensure the wellness of their employees and the sustainability of its operations. The control and eventual elimination of all hazards in the workplace require a team effort involving the active participation of all stakeholders. There was an overall improvement in safety performance during F2005. Damang mine was awarded the Ghana Chamber of Mines Safety Shield as the safest mine in Ghana. Beatrix mine achieved a three million fatality-free shifts which is a first for any of the Group's operations.

The Full Compliance Health and Safety programme is the primary vehicle for delivering best practices in health and safety management at the Group's South African operations. As part of this programme, a Du Pont peer review was conducted at all the Group's operations to identify areas for further improvement of health and safety management. The findings emphasised the imperative of complete employee involvement in recognising and reporting unsafe conditions and avoiding a repetition of events that gave rise to previous injuries and accidents.

The Group's Australian operations continued to promote a site-wide culture of improving safety performance by fully integrating safety and health management into normal business practice. These operations established a risk-based approach to health and safety management reinforced by the implementation of AS4801 and Critical Hazard Standards. They concentrate on the continuous improvement of the system through ongoing simplification and developing a more sustainable approach.

The health and safety management system at Tarkwa is in the process of being certified OHSAS 18001.

GROUP SAFETY PERFORMANCE

Fatal injury frequency rate

In F2005, 26 employees (F2004: 37 employees) lost their lives in mining-related accidents. This constitutes a fatal injury frequency rate of 0.18 per million hours worked (0.27 in F2004), which is the lowest rate recorded by the Group. One employee lost his life at Tarkwa mine, the rest occurring at the Group's South African operations. The Australian operations and Damang have maintained their record of zero fatalities since being acquired by Gold Fields. Falls of ground caused 60 per cent of the fatalities at the South African operations. Thirty-two per cent of these fatalities were gravity related and the other 28 per cent due to seismic events. Systems are in place to identify root causes and remedial actions are implemented accordingly.

Days lost frequency rate

Days lost resulting from accidents in the Group was reduced by 7 per cent from 410 to 382 per million hours worked. Improved performance can also be attributed to post-injury management involving intensive rehabilitation exercises to ensure that when individuals return to the workplace after an injury they are physically fit to continue their particular work function.

Lost day injury frequency rate

The lost day injury frequency rate (LDIFR) for the Group improved from 14 to 13 per million hours worked. A significant improvement in LDIFR was recorded at Agnew, Beatrix and Damang mines. Tarkwa's safety record saw a remarkable improvement during F2005 with total lost day injuries reducing to 7 from 12 in the previous year. Various interventions such as *Stop, Fix and Continue* as well as *Take Time – Take Charge* are integral to normal day-to-day management of safety.

OCCUPATIONAL HEALTH

The past year has seen the integration of the Occupational Medicine discipline with Occupational Hygiene and Occupational Safety in order to promote a more holistic approach to Occupational Health in the Group. This is in keeping with international best practice allowing for more informed recommendations by the occupational health discipline to Group management regarding occupational health matters.

Medical surveillance for the Group's South African operations is conducted at appropriately equipped occupational health centres at the Kloof and Driefontein mines in the West Witwatersrand region, as well as at the St Helena occupational health centre in the Free State. Well qualified occupational health nurses and doctors at each of these centres carry out this function.

At the Group's Australian operations, a range of routine medical assessments, focusing mostly on hearing and health



Health and safety *(continued)*

functions, monitors the impact of operational health hazards on employee health in line with legislative requirements.

The mainstay of the Group's occupational medicine discipline remains medical surveillance aimed at health screening, appropriate work placement, early detection and the prompt referral of occupational diseases. A total of 60,749 examinations were performed on mine employees and contractors at the Group's three local occupational health centres (OHCs) during the past financial year. These comprised 10,450 initial, 42,800 periodical and 7,499 exit examinations.

The medical surveillance programme is improved continuously through ongoing training and professional development of occupational health staff, the refinement of the integrated hygiene, safety and medicine information system (Palladium) for the Group's South African operations, and the implementation of modern technologies such as the latest audiometric and digital radiography systems. These enable improved early and accurate detection of abnormalities, and safe and confidential storage of medical records.

The implementation of a standardised, sensitive, gender neutral and objective rehabilitation and functional work capacity test battery at the Group's South African operations will allow for more confident placement of employees on a basis which marries health, safety and medical considerations with worker ability and the inherent requirements of an individual's job. This will also improve the rehabilitation prospects of ill and injured employees, reduce convalescence time and increase fitness of employees on re-entry to the work environment.

PROJECT 28.5°C

During F2001, a decision was taken to improve the underground working environment at the Group's South African operations from a heat stress point of view and to this end a design target was set at a reject wet bulb temperature of 28.5°C. This has improved both health and safety performance as well as productivity. The following improvements were made during F2005.

- **Beatrix**

  A major change in the Beatrix 2 shaft was introduced resulting in reduced equipment and energy requirements and improved working conditions. At Beatrix 4 shaft, a conventional ventilation system replaced the recirculation system with resultant improved working conditions and reduced energy costs. At Beatrix 1 shaft, the installation of booster fans has improved face conditions and continues to reduce auxiliary fan requirements.

- **Driefontein**

  At Driefontein 5 shaft, the installation of a surface bulk air cooler was completed and a system of underground refrigeration plants, together with a closed loop cooling arrangement are being commissioned. An ammonia plant was commissioned at Driefontein 1 shaft and the total water reticulation of the cooling system will come into effect on the completion of pumping arrangements.

- **Kloof**

  At Kloof 4 shaft, ammonia refrigeration machines were installed to super-cool the chilled service water to 1.0°C and a surface bulk air cooler with additional ammonia plants were commissioned. A number of innovative hydropower cooling devices were introduced doubling the effective hydro cooling power availability.

ESCAPE AND RESCUE

Underground fire protection is of vital importance in mining operations around the world and South African mines play a leading role in this respect. A total of 21 fire incidents was reported in F2005 of which 14 occurred at our South African operations with the remainder at the international operations. Six of these were classified as major incidents necessitating the implementation of pre-planned emergency procedures.

There are some 722 equipped underground refuge chambers in the Group. In addition, all underground workers at Gold Fields' operations are equipped with self-contained self-rescuers and key personnel carry portable gas monitors to provide early warning of the presence of harmful gases. Practice escape drills are conducted on a regular basis during simulated conditions and 1,215 employees successfully escaped to refuge chambers during actual fire emergencies without any serious injury or deaths.

The submission of compensation claims arising from occupational diseases is done in accordance with applicable legislation, while reporting on occupational diseases and disease trends assists in adjusting strategies and interventions aimed at reducing and preventing these,



Pr___ **of occupational diseases at Gold Fields SA operations**

4%
14%
10%
72%

- NIHL
- TB
- SILICOSIS
- COAD

where possible. The most prevalent occupational diseases in the gold mining industry are Cardio Respiratory Tuberculosis (TB), Noise-induced Hearing Loss (NIHL), Silicosis and Chronic Obstructive Airways Disease (COAD). The following graph demonstrates the percentage of each of these conditions as a proportion of the total diagnosed.

Tuberculosis

The incidence of TB remains relatively constant. This is largely attributable to the effects of HIV infection on the workforce.

Efforts to control TB remain a priority for the Group, with emphasis on active and passive case finding, Directly Observed Therapy (DOT) and the use of internationally and nationally approved treatment regimes. These interventions are aimed at detecting infection as early as possible, improving adherence to treatment, increasing cure rates and interrupting the spread of infection.



New cardio respiratory TB cases diagnosed

Silicosis and COAD

The graph below demonstrates the relative stability of Silicosis and COAD rates over recent years. In the South African operations, the respirable silica dust concentration is on average 65 per cent below the occupational exposure



Silicosis and COAD submissions for Gold Fields SA operations

Rate (per 1,000 employees)

— Silicosis   — COAD

limit set by the Department of Minerals and Energy. The Group's South African operations have been actively involved in developing and implementing strategies to eliminate Silicosis and COAD. In this regard, the South African mining industry has agreed certain occupational health and safety milestones with the South African Mine, Health and Safety Council.

In Australia, the Department of Industry and Resources sets a quota of annual samples to monitor airborne contaminants at the Group's Australian operations. These operations comply fully with all departmental requirements and additional monitoring of other pollutants is also undertaken.



EMERGENCY PREPAREDNESS AND RESPONSE

- **Ghana**

  Tarkwa has a full-time medical response team with employees also providing first aid training to the standards of the St John Ambulance. The mine has taken delivery of self-contained breathing apparatus and fire suits. It has also trained employees of the Ghana Civil Aviation Rescue Fire-fighting School. Fire drills and evacuation exercises were conducted at both mines.

- **Australia**

  Agnew Gold is well positioned to respond effectively to all emergencies as it is located close to other external mining operations and the local township provides access to good supporting emergency resources such as fire, ambulance and medical facilities. Fully equipped and trained mine rescue teams are available to undertake fire-fighting, search and rescue, first aid, vertical rope rescue, and they are also equipped with long-duration underground breathing apparatus.

It should be borne in mind that Silicosis and COAD are diseases with very long latency periods and that the success of interventions aimed at reducing occurrences is only evident after some years have elapsed.

Noise-induced Hearing Loss

At the Group's South African operations NIHL rates have shown a decrease over recent years. This is partly due to "normalisation" after a change in the legislative criteria for diagnosis of NIHL in 2003, and partly due to the Group's hearing conservation programmes in place at these operations. The identification of noise sources and the demarcation of noise zones are ongoing.

Further, the Group continues to support and is actively involved in research initiatives aimed at understanding and reducing the burden of occupational diseases.


NIHL submissions for Gold Fields' South African operations
Rate (per 1,000 employees)
25 -
20 -
15 -
10 -
5 -
0 -
02
03
04
05

Achievements and awards

The following operations achieved a million or more fatality-free shifts during the year:

- Beatrix North and South achieved three million underground fatality-free shifts on 5 June 2005;
- Beatrix North and South achieved three million total mine fatality-free shifts on 4 February 2005; and
- Damang achieved 2.5 million fatality-free shifts and has not had a fatal accident since being acquired by Gold Fields.

Furthermore, all Australian operations have been fatality-free since 2002.

The Beatrix Division won the prestigious Chairman's Award in 2005, for improvements to and the renewed vigour displayed with their safety and health initiatives at the operations.

Award	Mine operation
Best safety performance for surface operations	Beatrix
Best improvement in shift loss frequency rate	Driefontein
Lowest lost time injury frequency rate – including underground and surface workplaces	Beatrix
Lowest fatal injury frequency rate – including underground and surface workplaces	Beatrix

Community
relations



Our policy of investing in the communities in and around our operations and in labour source areas, is part of the Gold Fields tradition and has been extended to communities at our operations in Ghana and Australia.

DEVELOPING COMMUNITIES IN SOUTH AFRICA

The communities where our operations are located form part of local or district administrations entrusted with their development having their own Integrated Development Plans (IDPs). Gold Fields proactively engages with these communities to generate benefits such as employment opportunities, skills development and poverty alleviation. To this end, we have initiated formal structures to engage local stakeholders in order to understand their IDPs and determine our level of participation in these programmes.

During F2005, our efforts on the West Rand and in the Free State were focused on building relations with the local councils and municipalities. This resulted in the establishment of joint working committees each consisting of mine Community Social Investment Committee members and local council members. Project plans are being finalised by the project champions drawn from the two stakeholder parties for implementation during F2006.

Some of the projects to which The Gold Fields South Africa Foundation has contributed this year are listed below.

Province/country	Town/village	Service provider	Project description	Investment (R)
Eastern Cape Province	Grahamstown	Rhodes University	Environmental education and sustainable development projects	1 050 000
Eastern Cape Province	Ukhahlamba	TEBA Development	Agricultural project crop and animal farming skills improvement programme	2 000 000
Gauteng	Carletonville Merafong	Gold Field's Nursing college	Training professional nurses and healthcare workers in host and sending communities	1 245 000
Gauteng	Carletonville Merafong	Nursing college	START programme: training equipment small part of training	60 000
Gauteng	Vanderbijlpark	Vaal Triangle Technikon	Library refurbishment	1 000 000
Gauteng	Westonaria and Merafong	National Business Institute	Education quality improvement programme skills improvement for teachers	899 190
KwaZulu-Natal	Nkandla	Mnyakanya Secondary School	Additional classrooms, science lab, multi-purpose hall, administration block	6 000 000
Limpopo	Polokwane	Doasho Secondary School	Additional classrooms, lab and administration block	549 560 494 478
Western Cape	Hermanus	Enlighten Edu Trust	Additional classroom	50 000
National	Merafong, Westonaria, Masilonyana Matjhabeng	Edumap Edu Trust	Academic enrichment programme post-matric bridging programme	380 000
		PAST Paleo-anthropological Scientific Trust	Funding research on the origins of humankind	150 000
Lesotho	Mafeteng and Mohales Hoek	TEBA Development	Mafeteng Agric Dev Programme	2 000 000
Mozambique	National	TEBA Development	Home-based care programme for terminally ill	2 000 000
TOTAL ABOVE PROJECTS				**17 878 228**
TOTAL GOLD FIELDS FOUNDATION PROJECTS				**23 972 430**

FUNDING

Community development projects are funded through The Gold Fields South Africa Foundation according to a formula based on 0.5 per cent of pre-tax profits and R1.00/US$1.00/A$1.00 for every ounce of gold produced in South Africa, Ghana and Australia respectively. During F2005, we invested R24 million in southern Africa, US$1.6 million in Ghana and A$150,000 in Australia. Over the past ten years, this has totalled in excess of R150 million.

Community relations *(continued)*

LIVING GOLD



Gold Fields' Living Gold project was initiated at the end of calendar 2002 with an initial R75 million investment in the South African cut-flower industry. The business plan envisaged an export-oriented operation with sales predominately targeting Western European markets. The rationale was to establish a job-creating, economically sustainable community investment project in the Carletonville area in which Gold Fields' Driefontein mine operates. Living Gold operates in partnership with the Industrial Development Corporation which owns 40 per cent of the company.

The initial facility comprises a 10 hectare rose production and propagation facility, providing 320 direct jobs while generating further down-stream employment opportunities. Its first roses were exported at the end of calendar 2003 and full production has now been reached with the export of 23 million stems generating an annual turnover of approximately R44 million. It will be the largest producer of cut-flowers in South Africa supplying approximately 12 per cent of the local market.

During F2005, Living Gold adjusted its export marketing focus away from the overtraded Western European market based in the Netherlands, to the more lucrative yet demanding markets of the United States, Japan, Australia and Eastern Europe. The strengthening of the rand also saw tighter international competition and lower margins overseas, which necessitated the successful entry into the domestic market. Living Gold products have acquired an international reputation for their consistent quality and quantity, supplying world-class product throughout the year.

The project, located between Carletonville and Khutsong, supports the Integrated Development Plan of the West Rand District Municipality and forms the nucleus of a future agricultural hub in the district.

A former hydroponics project, Golden Produce, also in the Merafong area is currently being re-aligned to the cultivation of filler plants which will serve as the basis for bouquet lines, providing added value to Living Gold's roses. This project currently employs 30 people, many with Gold Fields affiliations, and is expected to reach full production by the end of calendar 2005.

In addition, the Living Gold project has provided a stimulus for local service providers such as transport, the manufacture of potpourri from waste petals, and compost from off-cut material. A local brickmaking enterprise is currently researching the opportunity of utilising the plant's boiler ash.

During F2005, the Living Gold operation contributed to the local community as follows:

Direct wages and salaries	R12,739,282
Paid to informal service providers	R 4,654,546
Paid for municipal services	R 2,504,670

The sustainability of Living Gold, in contrast to many other purely philanthropic community investment projects, lies in the fact that it has proved itself to be market-oriented and commercially viable.

Living Gold outlook
During F2006, the expansion of the facility from 10 hectares to 23.5 hectares is anticipated. This will be achieved by attracting third party investment to finance the expansion. This will increase capacity to approximately 4.5 million stems per month or 54 million per annum. Employment will increase from 320 to 500 direct employees.

The longer term plan is to increase production to 100 hectares employing 1,500 employees of whom approximately 65 per cent will be female. Living Gold is proving its potential of providing the foundation for a future West Rand agribusiness hub that will form a growth point for the district and its communities.

Gold Fields has taken the concept of creating commercially viable agribusiness projects one step further by forming Agrihold, to provide the benefits associated with sustainable development.

Agrihold has been formed to create an investment vehicle to address the needs of the industry and other sectors of the economy in terms of charter obligations and more general socio-economic upliftment initiatives, but with a specific commercial intent to ensure true economic sustainability into the future.

It is proposed that Gold Fields will reverse its shareholdings, with a value of approximately R100 million, in its existing suite of agribusinesses into Agrihold thus forming the cornerstone of the new holding company and enable other companies to capitalise on the existing management capacity, and also diversify on a geographic and product basis.

Building communities in Ghana

In Ghana, support for community development continued during F2005 with funding for infrastructure to address needs of communities around our operations in the areas of health, water and sanitation, education, and livelihood training for family income enhancement. We are exploring potential partnerships with organisations possessing complementary expertise and/or resources to assist with programmes to address pressing community development needs. Relationships have been formalised with the World Health Organisation (WHO), USAID, Department for International Development (DFID), Opportunities Industrialisation Centres International, and TechnoServe. Established programmes for frequent consultation with stakeholders at the community, district, and government level continued.

Working through the Ghana Chamber of Mines, Gold Fields initiated the establishment of a Sustainable Development Forum to facilitate improved dialogue between industry, government, donor agencies, NGOs and community leaders, and improved co-ordination of development activities in mining areas.

Mining operations in Ghana have a predicted lifespan of over 20 years. However, when these operations are finally closed, alternative business activities will be needed to sustain the present economic viability of the district. During F2005, a range of potential large-scale agribusiness opportunities were assessed in a formal study and



MAKING PREGNANCY SAFER INITIATIVE

The Millennium Development Goals formulated at the UN's Millennium Summit in 2000 identified reduction of child mortality and the improvement of maternal health as critical actions necessary for social and economic development. The WHO has identified the Wassa West District in Ghana, where both the Tarkwa and Damang mines are located, as one of the areas with a pressing need for improvement in health care delivery and outreach to pregnant mothers and mothers with children.

The WHO's Making Pregnancy Safer initiative was launched in 2002 to meet these needs, with the goal of reducing the maternal mortality ratio per 100,000 in the district from 540 to 200. The Gold Fields Ghana Foundation has been the leading sponsor of this initiative, making major contributions towards critically needed infrastructure for the project. Gold Fields has constructed two rural clinics with maternity blocks, and in 2004 constructed a further maternity block for the Tarkwa District Hospital. It also financed the construction of a maternity block for an existing rural clinic, and provided medical supplies and equipment to rural clinics.

The District Hospital was built in 1881 and the historic maternity block was extremely congested having inadequate bed space, lack of privacy for women in labour, and poor sanitary conditions. Gold Fields constructed a modern 0.2 acre facility and partnered the Ghana Health Service in supplying equipment. The new facility has two operating theatres, two delivery rooms, 40 beds, a labour room, three wards and doctors' and nurses' offices. The Gold Fields Ghana Foundation, through donations from local business partners, funded training programmes presented by the WHO in 2004 for health providers in rural communities designed to reduce unwanted pregnancies by improving access to family planning services. In total, Gold Fields has also constructed 94 wells and boreholes and 29 stand pipes in rural communities, including a further 28 in F2005, to ensure that safe potable water is available to mothers and children. Diarrhoea and other water-borne diseases are a major cause of death among children in the district. Gold Fields' support of Making Pregnancy Safer and other health initiatives has contributed significantly towards ensuring a healthier future for women and children in the Wassa West District.

screening process to identify the most commercially viable business for the Tarkwa area. It emerged from this study that oil palm has an excellent potential to fill the economic void after the mine's closure due to high Ghanaian and regional demand, its proven agriclimatic suitability, the availability of local knowledge, its suitable employment characteristics, and other salient factors. Technical feasibility studies were commissioned to facilitate the further evaluation of oil palm as a long-term agribusiness opportunity, which will include the identification of potential partners in such a business venture.

RESETTLEMENT
Resettlement in Damang

The mine plan at Damang continues to undergo updates and changes with modifications to the processing plant, the opening of new open pit mining areas, and an increase in the rate at which ore is processed to extend the life of the operation, thereby yielding longer term benefits for all stakeholders including government and the local communities. Subsistence farming, based on small villages and settlements, is the historic form of land use in many areas of the mining lease. In some cases, the development of open pit mining areas results in the need to resettle persons living in such communities. The developments at the Kwesi/Lima, Amoanda, Tomento and Lima South open pits have had such effects, with affected persons choosing to be relocated to other nearby towns and villages.



The overriding objective of Gold Fields' resettlement process at the Damang mine in Ghana is to ensure that the development of the mine will have little or no negative socio-economic or environmental impact on the lives of the people affected by the mine.

Gold Fields Ghana's resettlement programmes are guided by the following principles:

- Fair and transparent negotiations designed to ensure the maximum participation of affected people, traditional authorities, regulatory and local government institutions;
- Adherence to the laws of Ghana with emphasis on human rights as well as, mining, environmental, and settlement planning;
- Replacement structures should represent visible and material improvement over old structures;
- Opportunities must be provided for resettled communities to continue their economic activities with minimal interruption and with the potential improvement of the living standards of those affected; and
- Facilitate safe and timely project implementation with minimal environmental and socio-economic disruption.

Resettlement programmes are planned and managed by the Local Affairs Department at Damang. The department utilises the expertise of local government institutions and consultants, whenever required. A key component of the resettlement process is the establishment of a steering committee for each project, consisting of:

- Persons proposed for resettlement;
- Damang mine officials;
- Traditional authorities of the area;
- The Wassa West District Assembly, including the assemblyman of the local area;
- District and/or Regional Environmental Protection Agency; and
- The Mines Department.

Artisanal mining

In F2005, Gold Fields partnered with DFID to design and implement a pilot scale programme aimed at addressing environmental, health, safety and economic sustainability issues associated with artisanal mining activities in Ghana. Estimates indicate that this sector provides a livelihood for as many as 300,000 Ghanaians including those from areas adjacent to our mining operations. Mercury usage and child labour are but a few of the problems that this pilot programme aims to address.

Contributing to the communities in Australia

The Gold Fields Foundation in Australia has the objective of contributing to the long-term sustainability of communities in Australia where Gold Fields operates. The Gold Fields Foundation has made a significant contribution to these communities and continues to foster mutually beneficial relationships with them. At each of its operations, it welcomes and encourages community representatives to discuss issues of mutual interest. These include matters such as environmental management, employment opportunities, land access and development.

Both the Agnew and St Ives operations have established links with local schools and provide opportunities for students nearing the end of their secondary schooling to gain work experience through day release or similar programmes. The Foundation is also a major sponsor of the Curtin University programme aimed at encouraging students to consider careers in the mining and mineral processing industries through site visits and contact with industry professionals.

Through our local community donations programmes, The Foundation contributes to the development of social, sporting, educational and entertainment facilities. Major institutions, including the Princess Margaret Children's Hospital, receive financial support from The Foundation and through fund-raising efforts by our staff. Charitable organisations, including the Australian Red Cross and Lifeline have also benefited from its efforts.

Numerous local sporting groups are provided with financial support to cover the cost of outfits, coaching, equipment and travel. The Foundation has also made significant contributions to the upgrading of sporting facilities and has committed itself as a major contributor to the new Kambalda

Recreation Centre. When completed, local residents will enjoy a first class sporting and entertainment facility located centrally within the community.

The Gold Fields Australia Foundation has sponsored a number of student scholarships at the Western Australia School of Mines and also offers them vacation and post-graduation employment opportunities. Funding is also provided to the Graham 'Polly' Farmer Foundation that assists aboriginal students with educational programmes and work experience to help them successfully complete secondary school.

A major project aimed at utilising solar technology in rural areas of Australia is also supported through the Gold Fields Australia Foundation. The successful development of this technology holds wide-ranging benefits for the environment and the people living and working in these regions.



Human resources

Gold Fields' human resources philosophy is aimed at attracting and retaining key talent, thereby developing a pipeline of fully performing individuals and teams at all levels from the underground stope face, to the Executive. Employee competence and motivation, sound employee and community relations, and strong leadership are the primary determinants of full performance.

Gold Fields employs more than 41,500 permanent employees in South Africa, 321 in Australia, 2,000 in Ghana, 36 in Peru and a further 85 are active in exploration and project development activities across the world. We comply with the legal requirements of the countries within which we operate, and adhere to Gold Fields' policies and the Value Charter to provide guidance and direction regarding human rights and ethical codes of conduct.

At our South African operations, there is a significant congruence between the employment initiatives within Gold Fields on the one hand, and the related requirements of the Mining Charter on the other, with the charter providing a sociopolitical context for these initiatives. The Mining Charter and our agreements with organised labour set specific goals in the areas of human resource development, employment equity, migrant labour, and housing and living conditions of employees. We are confident that we will achieve these goals within the time frame stipulated by the charter.

DEVELOPING INDIVIDUALS AND TEAMS

The technical, behavioural and life skills required of Group employees, are provided within Gold Fields' own comprehensive development framework comprising the Gold Fields Academy (GFA), the mine Education, Training



and Development (ETD) Centres, and approved external institutions. The academy has been fully accredited by the Mining Qualifications Authority (MQA), and has achieved ISO9001:2000 status. The mine ETD Centres operate under the umbrella of the accreditation of the GFA. During F2005, the South African operations spent a total of R133,4 million on employee training and development programmes; the Ghana operations an estimated US$865,000; and, the Australian operations approximately A$1.06 million.

Highlights of human resource development for the year include the successful introduction of instruction by e-learning, the inclusion of management and supervisory skills as mandatory elements in technical certification, the transition from the traditional apprenticeship model to the new learnership model, and the achievement of the MQA accreditation and ISO status.

There is a growing recognition by the mining industry and government, of the high quality of GFA programmes. The GFA is becoming a preferred provider of technical training to the mining and related industries. The intention is to transform the GFA to address the education and training needs of both Gold Fields and the industry at large while deriving strong revenue flow from its external activities.

OPERATIONAL EXCELLENCE MODEL

Gold Fields recognises that labour productivity is a key factor in improving the economic performance. The catalyst for this developing culture is the Group's Operational Excellence Model, which emphasises high performance by committed individuals and teams in conducive work environments.

The major drivers for improved labour productivity are improved literacy levels for lower grade employees, the quality of technical, managerial and leadership skills, and employee motivation. We have also identified the significant effect of logistics and physical workplace factors on the ability of employees to perform effectively and seek to address these issues through the theory of constraints and improved occupational health management focus.


Leadership
People with ability and who are motivated
OPERATIONAL EXCELLENCE
Organisational and system competance
Optimal mine configuration/ design and setup

MANAGING AND DEVELOPING LEADERSHIP

Gold Fields is well advanced by having well-integrated systems to manage leadership performance and to ensure that management competency shows continuous improvement.

The Integrated Manager System (TIMS) ensures that individual objectives set for managers closely support the Group's business objectives, and that regular dialogue and evaluation of the performance of individuals will receive fair management acknowledgement and reward.

The management review system, which draws upon TIMS for information regarding the developmental needs of managers, has become a well-entrenched tool for building leadership capacity and ensuring that the talent pipeline for succession is identified and nurtured.

EMPLOYEE RELATIONS

Gold Fields has maintained constructive relations with all representative unions over the past fiscal year. Some 78 per cent of the permanent employees at our South African operations are members of registered unions. The majority of these unionised members is represented by the National Union of Mineworkers. In Ghana 1,377 employees are represented by the Ghana Mine Workers Union.

Human resources *(continued)*



Union and labour association representation in South Africa

NUM ■ UASA ■ Solidarity

The level of industrial action in the Group remained low during F2005 with only one day lost to strike action in South Africa. The COSATU political protest action (one-day national work stoppage) that took place on Monday, 27 June 2005 was supported by approximately 30 per cent of our workforce. In Ghana, the move to owner mining was achieved without any employee-related incidents.

For some time, we have been engaged in an interactive process with all organised labour parties in order to ensure a continuation of a stable labour relations climate. Efforts to reduce the impact of individual labour disputes in South Africa are showing results and our programme to improve on this will intensify over the next year.

Various agreements with organised labour have been concluded, and it is envisaged that further improvements in the employee relation's environment will emerge through more regular interaction with our union representatives during workshops and joint issue-based forums.

During F2005 a total of 224 (F2004: 201) claims related to wrongful termination and other alleged unfair labour practices were referred to the Commission for Conciliation, Mediation and Arbitration, and the Labour Court. In 91.5 per cent of cases, judgements were awarded in Gold Fields' favour. Grievance procedures exist at all operations backed by disciplinary codes and procedures. When internal grievance channels are exhausted and a grievance remains unresolved, the individual can refer the matter to the statutory external dispute resolution mechanism.

WORKPLACE EQUITY AND DIVERSITY

Percentage targets for HDSAs in South Africa

Occupational category	June 2003 Actual	June 2004 Actual	June 2005 Actual	June 2005 Target	June 2008 Target
Senior management	14	16	15	24	40
Professionals	56	56	57	52	57
Technicians and associated professionals	45	48	50	44	50
Clerks	97	96	96	95	94
Service and sales	97	96	96	97	96
Craft and related trades	53	55	57	49	53
Plant and machine operators	100	100	100	98	97

We have made steady progress in promoting diversity in the workplace, with the aim of ensuring that our operations are representative of the communities in which we operate. This is especially relevant at our South African operations as we address the inequalities of the past and strive to create a transformed Gold Fields reflecting South African demographics.

Our employment equity strategy in South Africa is to identify HDSAs with the required potential and to consciously prepare them for appointment to management positions through structured individual development programmes. At the South African operations, significant HDSA representation in the C-band augurs well for progressing such candidates to the next level. During F2005, 89 per cent of learnerships and 77 per cent of bursaries were awarded to HDSAs.

Champions allocated to each aspect of the Mining Charter drive our Mining Charter strategies as discussed with unions and associations in June 2004. The Transformation Manager assists these champions when and where necessary. The Vice President and senior managers of each South African operation or service organisation report progress on transformation to the Transformation Steering Committee on a quarterly basis.



Management profile by gender in South Africa

■ Male ■ Female

The promulgation of the Minerals and Petroleum Resources Development Act on 1 May 2004 gave rise to an increased impetus to the representation of women in the Group. Each operation has developed and continues to refine plans to eliminate conditions mitigating against the employment of women in core mining positions.



Management profile by race in South Africa

■ White ■ Black

All our operations are committed to developing local management. In Ghana, the localisation programme has been accelerated, using the opportunity offered by the work changes at Tarkwa to add 37 Ghanaians (F2004: 14 Ghanaians) to management positions.

ACCOMMODATION AND NUTRITION

In South Africa, Gold Fields provides single accommodation and catering to some 26,000 employees, the majority of whom are migrant workers. Following a survey of employee requirements, Gold Fields is upgrading existing single accommodation on mine property, is converting certain single accommodation to family units, and is promoting home ownership options for employees. Financial provision has been made to extend the current phase of the initiative over the next five years.

We have also implemented a comprehensive plan to improve the previous catering dispensation for employees in single accommodation by inter alia improving food menus, increasing kitchen staff competencies and tightly negotiating procurement contracts.

REMUNERATION

A gross remuneration model was implemented for senior officials and corporate office staff which will be extended to lower level officials through negotiation with the recognised unions and associations to miners and artisans at the South African operations and service organisations.

An alternative medical scheme designed for lower grade South African employees and their dependants is being developed in conjunction with organised labour to provide more balanced conditions of employment.

The new SolitGold Payroll and Human Resource system has been implemented at all South African operations, service organisations and offices, except for the Gold Fields' hospitals and the corporate office. Full implementation of the system will allow human resource professionals to concentrate on the development of our people, the generation of reports and monitoring of trends, and will promote better management of the deployment and costs of labour.

HIV/Aids

During F2005, we continued to implement our vision of limiting the impact of HIV/Aids on our employees, their families and communities in order to sustain our operations and safeguard the welfare of the communities in which we operate.

The current prevalence rates for South Africa indicate that just over five million people of the 46 million South Africans were HIV positive in 2004, translating to a total prevalence rate of 11 per cent[2]. The Aids pandemic in South Africa and neighbouring countries remains a serious threat to the economically active population.

Gold Fields has a comprehensive strategy against HIV and Aids. The Gold Fields strategy is based on three main pillars:

1. Prevention of new infections;

2. Support and treatment of HIV infected employees; and

3. Rehabilitation and support, including home based care, for those infected individuals who are no longer able to work.



Developed, rolled out and improved upon since 1999	Monitoring, Research, Actuarial Modeling	1. Prevention	1. Awareness & education 2. Condom Promotion & Distribution 3. STI Management 4. ART Prophylaxis
		2. Living with HIV/AIDS	1. Clinical Services 2. Counseling Services 3. ICVCT 4. Wellness Management 5. HAART
		3. Rehabilitation	1. Ill Health Retirement Benefits 2. Quality Home Based Care

[2]*Department of Health, National Antenatal Survey 2004*

PREVENTING AN INCREASE IN WORKPLACE AND COMMUNITY PREVALENCE

Prevention remains the cornerstone of Gold Fields' anti-HIV/Aids strategy. All our employees are made aware of the dangers of HIV/Aids through annual induction training, the efforts of our 800 peer educators, awareness events and through a new e-learning initiative piloted at Kloof during F2005. A person-to-person education and training strategy was adopted in April 2005 coinciding with the national initiative to communicate with employees on a more personal basis. The use of condoms outside faithful relationships remains the most effective method of preventing infection, with 1.2 million condoms having been distributed to employees and communities in F2005. Education and training also includes universal precautions, post-exposure prophylaxis for occupational injuries and rape, and the prevention of mother to child transmission for HIV-positive women. In addition, our awareness and education strategy includes the daily safety and toolbox meetings that includes discussions on HIV/Aids awareness and education.

MANAGING SEXUALLY TRANSMITTED INFECTIONS

We provide a 24-hour service for the management of sexually transmitted infections (STIs) through our healthcare network of primary health care clinics and hospitals located in and around our operations. This is augmented in all our host communities by the extensive education, training, screening, treatment and preventative therapy regarding STIs among people at high risk. We undertake this in partnership with other mining companies, spheres of government, the National Health Laboratory Services, USAID and NGOs. Reducing the STI load on our employees concomitantly reduces the risk of HIV infection by up to tenfold. We managed to reduce the incidence of STIs from 193 per 1000 employees per year in 1986 to 96 per 1000 employees in F2005.

SUPPORTING HIV POSITIVE EMPLOYEES

Gold Fields employees are encouraged to know their HIV status. Informed, consented, voluntary counselling and testing (ICVCT) is provided on-site at the mine-based medical stations and our hospitals in South Africa.

From the total number of 43,942 employees currently employed 6,578 have volunteered for testing and know their HIV status.

Employees who test HIV positive are encouraged to enroll in the Wellness programme. Here extensive education takes place on "Living Positively". They receive education on condoms and prevention of re-infection, nutrition and healthy lifestyle. At the Wellness clinic they are helped with the psychological issues of facing a life with HIV and encouraged to disclose to their partners and to get their partners tested. At Wellness, HIV positive employees are also monitored and screened at each visit for eligibility for Anti-retroviral therapy and provided with prophylactic treatment to prevent opportunistic infections and TB where indicated. In Ghana, we are exploring a partnership to establish a voluntary counselling and testing centre for the Wassa West District near our Tarkwa mine in co-operation with other mines and the National Health Service. To date, 1,934 people have benefited from our HIV/Aids education activities in and around our operations at Tarkwa and Damang.

THE ANTI-RETROVIRAL PROGRAMME

On 5 January 2004, we commenced treatment of the first patients on our Highly Active Anti-Retroviral Therapy (HAART). In June 2004, Gold Fields Ghana followed suit and, although Gold Fields Ghana's prevalence remains below 5 per cent, was deemed necessary to put in place proactive measures to limit the spread of the pandemic. We signed a Memorandum of Co-operation with the International Labour Organisation on 17 November 2004 for the joint implementation of their HIV/Aids programme based on the ILO Code of Practice. Gold Fields is the first mining company in Ghana to jointly develop a HIV/Aids Policy with the Ghana Mine Workers Union signed in July 2005.

Employees who qualify for anti-retroviral therapy are counselled extensively by the dedicated and passionate staff at the HAART clinics. Positive employees can, once given all the facts about anti-retroviral therapy, elect to enroll on the anti-retroviral therapy programme. Counselling focuses on adherence to treatment and ongoing CD4 and Viral load monitoring takes place. Positive reinforcement and counselling takes place on each visit. Positive employees are also encouraged to bring their spouses along for counselling.

Approximately 81 per cent of the employees who started on HAART since January 2004 have been retained on the company programme, are still actively attending the clinic and remain in our employ. Adherence statistics for Gold Fields' anti-retroviral programme are excellent. The six-week adherence rate, based on a 1 log drop in viral load or a viral load of <50, is 93.5 per cent. The one-year adherence for those employees still following up at the HAART clinic at this time, based on viral load suppression, is as follows:

- Viral load suppression to <400 copies per millilitre – 96 per cent.
- Viral load suppression to <50 copies per millilitre – 91 per cent.

The average CD4 count increase at three months on treatment is 76 and the majority of employees tolerated treatment well, with minimal side effects or toxicities, good weight gain and showed an overall improvement in health with decreased incidence of opportunistic infections. From the total number of payroll 2 employees (as at June 2005), 6,578 know their HIV infection status and about 3,000 have enrolled in the Wellness programme of whom 2,284 regularly attend and are being screened for HAART

eligibility. Of those screened, 541 elected to take HAART and 440 are still doing well and are back at work. Gold Fields Ghana has two employees and their spouses doing well on HAART and are awaiting the accreditation of the ABA Hospital as an ART service provider.

The summary statistics for the first 18 months of HAART in Gold Fields in South Africa are:



ICVCT and Wellness and HAART cumulative numbers

January 2004 to June 2005

- ICVCT
- Started Wellness
- Still on Wellness
- Started HAART
- Doing well on HAART
- Drop outs from HAART

Reasons for leaving:

Promoted and now accessing medical scheme benefits		2
Voluntary III health retirement		31
Voluntary retrenchment		16
Non-adherence to treatment		34
Left programme for other reasons		7
Treatment failure		2
Deaths		9

All Gold Fields Health doctors and HAART clinic nurses have been trained in the advanced management of HIV and anti-retroviral therapy and are sent on annual refresher courses. With the ongoing support of the South African HIV Clinician's Society, Gold Fields HIV/Aids health care provision remains in line with best global practice.



NTOMBEKA FRANCINA KHETSHANA

Ntombeka is one of our valued Gold Fields employees who is on anti-retroviral therapy and has openly disclosed her status to management and her fellow employees. She hopes that in so doing she will encourage other employees to test for HIV and receive the necessary help as well as help destigmatise HIV in her work place.

IMPACT ON BUSINESS

Over the past five years we have been developing an actuarial model in collaboration with the Risk Monitor Group to quantify the HIV impact on Gold Fields in monetary terms. This model is generally regarded as the most comprehensive in the industry and produced robust figures, which were pivotal in our strategic planning. We estimate that the total cost of HIV to Gold Fields will peak in 2017 at US$5.85 per ounce. The current cost is US$4.35 per ounce. Health care and HIV programme costs (including HAART) will remain the largest components of total HIV costs.

Gold Fields' prevention programmes for neighbouring communities have been developed through a portfolio of public and private partnerships that include other mining companies, spheres of government, the National Health Laboratory Services, USAID and NGOs. Local partnerships target high-risk groups to strive for behavioural change, provide access to counselling, assist in the syndromic management of STIs, and provide periodic presumptive therapy and the promotion and distribution of condoms.

Rehabilitation and home based care

Gold Fields employees who are no longer able to work due to their illness are offered ill health retirement benefits. As Gold Fields in South Africa uses the same anti-retroviral therapy drug regimes as the South African Department of Health, there is very little disruption in treatment when an employee is transferred to a treating facility at home.

The Hlalupilille Home Based Care (HBC) Project is further testimony to the effectiveness of our partnership's network. Approximately 28,000 of our employees are assured of quality HBC in their home areas.

ANNUAL EXTERNAL AUDIT

An annual external audit was conducted at end of F2005 to evaluate existing STI, HIV and Aids programmes at Gold Fields' operations. The audit team consisted of three independent experts from different professional fields of HIV/Aids management. The methodology included interviews, observations and focus group discussions. The audit reported overall compliance with the requirements of a workplace HIV/Aids programme while, meeting all the criteria of the draft HIV/Aids Guide for the Mining Sector for pilot testing. The audit team rated the Gold Fields HIV/Aids programme a Blue Chip response with five red ribbons – the highest rating.



Environment



Gold Fields strives to undertake its activities in a manner that minimises or eliminates negative impacts and maximises positive impacts of an environmental or socio-economic nature. In Gold Fields, environmentally responsible mining is the integration of environmental management into all production operations and all staff adopting the principles and practice of environmental excellence. Guidance, coordination and leadership are provided by environmentally qualified staff at each operation and corporate office.

Gold Fields subscribes to a philosophy where environmentally responsible management starts with designing and implementing good environmental management systems and continues with the promotion of a good environment and adequate controls. Although it never ends, adequate planning and provision must be made for closure. In the new financial year, the provisioning numbers will be revised and audited at all operations.

SPECIAL ACHIEVEMENTS

- The South African operations were re-certified in terms of the revised ISO14001:2004 guidelines.
- At the Ghana 2005 World Environmental Day Celebration held at Ho, in the Volta Region of Ghana on 6 June 2005, the EPA awarded a shield entitled "Environmental Committed Company Award for 2004 (Mining Sector)" to Abosso Goldfields Limited in recognition of high commitment towards sustainable development and being the first mine in Ghana to post full a reclamation Bond.
- Damang and Tarkwa mines were identified by the Ghana EPA as the two best performing mines in Ghana in terms of environmental compliance and management in conjunction with the EPA's "environmental performance disclosure programme."

- The international operations have retained their ISO14001 certification
- The exploration activities have been recommended for ISO14001:2004 certification and the certificates will be issued in the new financial year.

POLICY AND GOVERNANCE

An environmental policy statement ratified by the Health, Safety and Environment Committee which is a subcommittee of the board of directors, provides overall direction and guidance for the site environmental management. The Health, Safety and Environment Committee meets on a quarterly basis and reports from the various operations including management information such as number and type of incidents, consumption of resources, status of rehabilitation, water discharges and consumption and general environmental management are submitted to the committee prior to its quarterly meeting. The Health, Safety and Environment Committee provides feedback to the board. The environmental policy statement was ratified during F2005.

A report on sustainable development and environmental issues is compiled and submitted to the Operations Committee on a weekly basis. It contains summarised management information on the status of sustainable development and environmental management, inclusive of any environmental incidents that occurred during the week. As part of its environmental management systems, the company has implemented an incident classification scheme which classifies incidents from level 1 to level 5 as follows:

- Level 1 – Incidents of minor non-compliance that result in no or negligible adverse environmental impact.
- Level 2 – Incidents that result in short term, limited and non-ongoing adverse environmental impact.
- Level 3 – Incidents that result in ongoing, but limited environmental impact.
- Level 4 – Incidents that result in medium-term environmental impact.
- Level 5 – Incidents that result in long-term environmental impact.

ANNUAL INCIDENT STATISTIC TABLE

Level	F2002	F2003	F2004	F2005
1	112	565	1,222	1,174
2	59	144	208	129
3	7	4	2	3
4	3	0	0	0
5	0	0	0	0

With the implementation of certified environmental management systems and the resultant incident reporting protocol, an obviously high number of lower level incidents are reported which indicates the protocol's effectiveness. The level 3 incidents relate to air quality and spills of hydrocarbon and water.

All operations are staffed with suitably qualified, registered professionals in accordance with the site needs. The staff provide critical guidance to line personnel to ensure that management system requirements are adhered to and promoted and that environmental issues are integrated into daily management of the site. The departments also provide expert assistance regarding the various sectors of environmental management.

In terms of the South African National Water Act, the South African operations must apply for water licences when directed to do so. Driefontein and Kloof have submitted applications, but have not yet received their licences. The previous authorisation of Driefontein has in the mean time expired. Beatrix has entered the application process and in agreement the Department of Water Affairs and Forestry (DWAF) will soon submit their application.

During the year, St Ives amended its permits to allow the discharge of up to 20 gigalitres of mine water per annum to the Lake Lefroy salt lake from its lake-based and land-based open cut and underground mining operations.

MANAGEMENT SYSTEMS

The original ISO14001 standard published in 1996 was revised in 2004. It is envisaged that these will strengthen

Environment *(continued)*

the requirements and enhance the value that such systems can add to our operations. During F2005, our Driefontein, Kloof and Beatrix mines were re-certified in terms of the ISO14001:2004 standard. The remaining operations have retained their certifications and their re-certifications will follow in F2006.

In addition, environmental management systems in accordance with the ISO14001:2004 standard have been implemented for our exploration offices and, following a recent successful audit, have been recommended for certification.

A further initiative introduced during F2005 at the South African operations to enhance environmental management performance is a league system. This has been implemented to identify and recognise examples of environmental excellence and serves to gauge compliance with management system requirements. It has led to renewed enthusiasm for environmental performance amongst employees.

ENVIRONMENTAL EDUCATION AND TRAINING

We believe that one of the fundamental pillars in achieving solid environmental commitment and performance is the education and competence of our people. Training is provided in two different dimensions; firstly, that of environmental awareness training through the induction processes and, secondly, that of competence training, which is task-specific, and trains individuals whose work, based on a training needs analysis, could have an impact on the environment.

In addition, we have been involved in setting up a number of environmental education centres across South Africa. In partnership with Rhodes University, The Gold Fields Foundation has set up a trust fund to support post-graduate PhD student research. During F2005, we developed a proposal for a post-graduate course in environmental management in mining. The proposal has been discussed with the Department of Minerals and Energy.

BIODIVERSITY

The Driefontein and Kloof operations are situated on the dolomitic formations of the West Rand which have numerous cave systems that are of ecological and social importance. Gold Fields founded the Karst Management Committee specifically for the purpose of ensuring their protection and proper management. The possibility of bat populations resident inside the cave systems is most important from an ecological point of view and the proper management of these systems and habitats could hold immense benefits from a biodiversity point of view.



ENERGY

Mining is by nature energy intensive. We are specifically addressing the consumption of resources, which are managed by site-specific management plans. In the past, we focused on the complete implementation and integration of environmental management systems, but our strategy in F2005, signalled a shift towards environmental performance by targeting consumption of resources such as electricity, water, timber, caustic, et cetera. This process has started with the compilation of information contained in the GRI reports and the normalisation of the data reported.

WATER MANAGEMENT

In order to mine safely, water has to be removed from the mine workings. This water is recycled and re-used on the mine as far as possible. Excess water of good quality is discharged with or without treatment, or used as a potable water supply to preclude the need for importing water into catchments. At Beatrix and St Ives, the natural quality of the water prohibits disposal into streams or rivers and the water is evaporated either in evaporation dams or natural salt lakes.

In most instances, the water that is used in mining and processing is obtained by pumping for re-use from the mining operation, or is natural rainfall and runoff on the mine area.

All Gold Fields' operations operate in environments where there are regulatory standards for water quality in natural watercourses. Although there were minor incidents resulting in regulatory values being exceeded for brief periods, they did not pose any threat to the biosphere nor have any other long-term impact.

WASTE MANAGEMENT

There are two main types of waste produced at the operations. The first type is process waste, which includes tailings consisting of processing residues and waste rock. The other type is refuse and recyclable materials such as metals, plastic, timber, et cetera.

Tailings and waste rock are stored in specially designed facilities approved and licensed by the regulatory authorities. The quantities of these wastes are in direct relation to the ore body mined and cannot be reduced, but are managed to reduce environmental impact.

The amount of waste rock will vary from operation to operation in terms of the gold grade encountered. Typically, the South African operations being deep underground, higher-grade mines, generate less waste rock than found at the international open cast operations.

Refuse and waste materials are managed through the ISO14001 certified environmental management systems to optimise recycling or, failing that, by disposal at approved facilities. The data indicate that significant improvements have been achieved in recycling waste products, mainly attributable to the implementation of procedures governing

the disposal of waste, including protocols regarding the separation of different waste types. The operations have also implemented protocols relating to hazardous materials types such as hydrocarbons, fluorescent tubes and chemical containers. Although there is a cost associated with the correct disposal of hazardous wastes, these are often offset by revenues generated from the recycling of various materials.

RESOURCE CONSUMPTION

The main products consumed at the mines are cyanide, timber, blasting agents, acids, steel, diesel, caustic soda and lime.

There are significant differences in cyanide consumption between the various operations as a result of different process routes and of the ore body mineralogy requiring more cyanide to extract gold at some operations than others. Cyanide consumption is related to production rates with higher production meaning higher cyanide consumption.

Timber is used primarily at the South African operations to support the underground workings. Timber consumption is also largely a factor of production although technological advances have seen reduced timber usage.

Similarly, blasting agent consumption is directly linked to productivity.

LAND MANAGEMENT

Almost 12,000 hectares of land have been disturbed by Gold Fields' operations to date. The South African operations are predominantly underground and the rate at which new land is disturbed is lower than at open cast operations.

To date about 850 hectares have been rehabilitated and about 1,300 hectares have been vegetated. This year about 462 hectares were disturbed, 37 rehabilitated and 133 hectares vegetated. Where necessary, financial provision is made for rehabilitation at mine closure.

Environment (continued)

CLOSURE PLANNING

All operations regularly review their closure plans and the financial provisions for rehabilitation. The processes for the reviewing and provisioning are also being upgraded, in collaboration with the relevant regulatory bodies. Through the sustainable development process, the local communities are also involved in the closure process.

ENVIRONMENTAL DATA

Quantitative environmental information is included in operational data systems and often dispersed through different sets of information at the operations. The collation of quantitative information that is amenable to environmental interpretation and application has proved a tedious task. The Global Reporting Initiative (GRI) provides valuable guidelines for reporting standards and all Gold Fields operations are working toward aligning themselves with these guidelines. The procedure associated with the reporting of greenhouse gas emission has proven particularly challenging. To address this, the various data are being quantified either through direct measurement or through indirect calculations based on empirical data. Accompanying environmental data is found on page 99.

CYANIDE MANAGEMENT

All Gold Fields' operations have reviewed their cyanide management processes and found them substantially aligned with the International Cyanide Management Code (ICMC).

CONCLUSION

Gold Fields does not regard environmental management as mere compliance with regulations. We are proactive and responsible in our application of environmental management and in bringing about improvement to those standards. During 2005, progress was made in the practical application of management measures and in inculcating an awareness of environmental responsibility in employees at all levels. Our ongoing commitment to responsible mining is evident through innovative improvements at our operations and the various certifications in terms of ISO14001:2004.

TOTAL MATERIALS USED, OTHER THAN WATER, BY TYPE*

		F2004	F2005
Cyanide (tons)	Driefontein	1,200	**1,540**
	Kloof	1,100	**1,380**
	Beatrix	1,050	**1,100**
	Tarkwa	7,200	**10,300**
	Damang	2,200	**2,030**
	St Ives	2,900	**2,890**
	Agnew	3,200	**600**
Timber (tons)	Driefontein	63,200	**45,100**
	Kloof	71,600	**39,900**
	Beatrix	46,200	**46,100**
	Tarkwa	0	**0**
	Damang	0	**0**
	St Ives	0	**0**
	Agnew	0	**0**
Blasting agents (tons)	Driefontein	3,100	**1,400**
	Kloof	1,900	**1,300**
	Beatrix	5,600	**4,600**
	Tarkwa	14,700	**23,000**
	Damang	2,100	**1,300**
	St Ives	3,300	**4,000**
	Agnew	500	**1,700**
HCl (tons)	Driefontein	640	**2,690**
	Kloof	1,010	**790**
	Beatrix	780	**840**
	Tarkwa	600	**1,100**
	Damang	190	**200**
	St Ives	320	**370**
	Agnew	460	**150**
Lime (tons)	Driefontein	4,000	**7,600**
	Kloof	6,400	**9,100**
	Beatrix	3,700	**3,900**
	Tarkwa	0	**2,500**
	Damang	3,000	**3,500**
	St Ives	16,200	**18,300**
	Agnew	100	**2,400**
Cement (tons)	Driefontein	700	**900**
	Kloof	4,156	**4,200**
	Beatrix	1,400	**1,100**
	Tarkwa Excl Contractors	63,400	**72,100**
	Damang Excl Contractors	13	**13**
	St Ives	0	**11,500**
	Agnew	1,600	**2,400**
Caustic Soda (tons)	Driefontein	410	**650**
	Kloof	390	**510**
	Beatrix	490	**530**
	Tarkwa	90	**300**
	Damang	350	**330**
	St Ives	270	**370**
	Agnew	270	**280**

DIRECT ENERGY USED SEGMENT BY PRIMARY SOURCE*

		F2004	F2005
Electricity (MWh)	Driefontein	1,895,000	**1,874,000**
	Kloof	1,929,000	**1,766,000**
	Beatrix	970,000	**953,000**
	Tarkwa	80,000	**163,000**
	Damang	113,000	**108,000**
	St Ives	157,000	**148,000**
	Agnew	48,000	**46,000**
Electricity (TJ)	Driefontein	6,820	**6,740**
	Kloof	6,950	**6,360**
	Beatrix	3,490	**3,430**
	Tarkwa	290	**590**
	Damang	410	**380**
	St Ives	560	**530**
	Agnew	170	**160**
Diesel (TJ)	Driefontein	97	**66**
	Kloof	149	**113**
	Beatrix	72	**66**
	Tarkwa	1,168	**1,300**
	Damang	398	**370**
	St Ives	919	**825**
	Agnew	114	**271**
Petrol (TJ)	Driefontein	9.9	**10.2**
	Kloof	13.0	**4.8**
	Beatrix	9.0	**7.3**
	Tarkwa	0.7	**0.7**
	Damang	0.0	**0.0**
	St Ives	4.3	**3.6**
	Agnew	0.5	**0.3**
LPG (TJ)	Driefontein	3.5	**4.2**
	Kloof	3.9	**3.2**
	Beatrix	4.6	**0.0**
	Tarkwa	4.8	**6.1**
	Damang	75.5	**80.3**
	St Ives	42.0	**39.1**
	Agnew	11.2	**21.7**

TOTAL WATER USE*

		F2004	F2205
Total water withdrawal (m³)	Driefontein	13,600,000	**18,200,000**
	Kloof	23,000,000	**25,500,000**
	Beatrix	14,400,000	**15,100,000**
	Tarkwa	4,600,000	**5,200,000**
	Damang	700,000	**800,000**
	St Ives	10,800,000	**3,600,000**
	Agnew	1,600,000	**2,100,000**

GREENHOUSE GAS EMISSIONS*

		F2004	F2005
CO_2 (tons)	Driefontein	not reported	**not reported**
	Kloof	not reported	**not reported**
	Beatrix	6,000	**18,000**
	Tarkwa	87,000	**96,000**
	Damang	35,000	**33,000**
	St Ives	194,000	**160,000**
	Agnew	42,000	**64,000**

NO_x, SO_x AND OTHER SIGNIFICANT AIR EMISSIONS*

		F2004	F2005
NO_x (tons)	Driefontein	35	**0**
	Kloof	52	**0**
	Beatrix	27	**0**
	Tarkwa	376	**1,237**
	Damang	307	**290**
	St Ives	718	**60**
	Agnew	39	**0**
SO_x (tons)	Driefontein	2.0	**0**
	Kloof	2.9	**0**
	Beatrix	1.5	**0**
	Tarkwa	20.7	**171.7**
	Damang	56.6	**52.6**
	St Ives	152.1	**137.7**
	Agnew	2.2	**58.8**

TOTAL AMOUNT OF WASTE BY TYPE AND DESTINATION*

		F2004	F2005
Tailings to dams (tons)	Driefontein	5,129,000	**6,534,000**
	Kloof	4,930,000	**5,128,000**
	Beatrix	4,566,000	**4,118,000**
	Tarkwa	0	**3,190,000**
	Damang	5,236,000	**5,215,000**
	St Ives	3,118,000	**3,753,000**
	Agnew	1,179,000.00	**1,170,000**
Waste rock to dumps	Driefontein	613,000	**385,000**
	Kloof	545,000	**625,000**
	Beatrix	811,000	**722,000**
	Tarkwa	45,572,000	**61,666,000**
	Damang	9,855,000	**9,050,000**
	St Ives	20,054,000	**20,360,000**
	Agnew	0	**2,060,000**

*Note: Unaudited figures. This is the first analysis of environmental impact data and we aim to reflect more comprehensive audited data in future reports.

TJ = Tetrajoules

Economic footprint

	South Africa	Ghana	Australia
Net sales (Rm)	7,394	2,433	1,929
Total employees*	41,500	2,000	321
Cost of materials purchased (Rm)	1,524	2,000	321
Total payroll and benefits (Rm)	3,321	155	109
Community donations (Rm)	24	10.0	0.7
Taxes paid (Rm)	63	121	46
Investment in capital expenditure (Rm)	636	536	842

Excludes employees in exploration and development, and in Peru.

As the world's fourth largest gold producer, we are proud of the numerous socio-economic benefits we have generated in the course of conducting our domestic and international businesses. This economic footprint represents the total impact we have had in our dealings with stakeholders.

We can measure this economic impact directly and indirectly. Direct benefits focus on the traditional financial indicators and measure monetary flows between Gold Fields and its key stakeholders. Indirect benefits refer to the intangible benefits that do not appear in financial statements.

DIRECT IMPACTS

Employment

Gold Fields employed 43,942 people globally in F2005 and their earnings contribute directly to their local economies. Our total wage and salary bill, including all wage-related costs such as pension and medical contributions, housing allowances and other employee benefits paid by the Group, amounted to R3 billion.

Procurement

Our South African and international mining activities have helped create and support a number of downstream businesses. In F2005, approximately 42* per cent of total costs was attributable to procurement of supplies and services. R1.92 billion was spent in South Africa and R2.11 billion internationally.

As part of our commitment to increase the participation of HDSAs in the South African economy, we increasingly do business with small and medium size enterprises on a competitive basis. Procurement from such companies increased from 18 per cent in F2004 to 25 per cent in F2005.

Providers of capital

In F2005, Gold Fields paid out R86.8 million in interest to the providers of debt capital. Our shareholders, who are based throughout the world, received R345 million in dividends. Gold Fields has maintained a dividend policy of paying 50 per cent of earnings for the year, before taking into account investment opportunities. Since 1998, Gold Fields has paid out R4.5 billion in dividends to our shareholders.

Supporting public sector initiatives

Because of the long-term nature of our commitment to the businesses in the countries where we operate, we constitute a reliable source of revenue thereby enabling governments to develop and maintain various public sector initiatives and sustainable development programmes. In F2005, Gold Fields paid a total of R262 million in taxes – R63 million in South Africa, R121 million in Ghana and R109 million in Australia.

Refers to cost of goods and materials and services purchased, including costs of contractors and excluding capital expenditure.

INDIRECT IMPACTS

Progressing empowerment

We support the imperative of economic realignment in South Africa and encourage the broad-based participation of HDSAs in the economy. This is reflected in the conclusion of our empowerment transaction with Mvelaphanda Resources enabling them to acquire a 15 per cent equity interest in the South African gold mining assets of Gold Fields within a five-year period for a cash consideration of R4.1 billion.

We support the South African government's initiatives on the New Partnership for Africa Development (NEPAD) and its commitment to the development of the African continent. We are a member of the NEPAD business initiative and a signatory of the initiative's business covenant on corporate governance; its business declaration on corporate responsibility; the business covenant on the elimination of corruption and bribery; as well as the business declaration on accounting and audit practices.

In addition, we focus strongly on Africa in our exploration activities.

DIRECT INVESTMENT

Local direct investment

Gold Fields has invested approximately R5 billion in our South African operations over the past five years. This includes the spend on building new long-life shafts at Driefontein, Kloof and Beatrix; the upgrading of our metallurgical plant facilities; and the improvement of underground working conditions. We have also invested in our ore bodies by improving our available ore reserves position at our long-life shafts to more than 18 months. We continue to invest in developing the skills of our people through education and training programmes.

Foreign direct investment (FDI)

Gold Fields will continue to be a source of FDI to Ghana and Australia. FDI not only creates employment and adds to the economic health of a nation, but also stimulates support industries while creating a platform from which the transfer of knowledge, skills (human capital), technology and best practice can be pursued. We have successfully concluded a US$160 million capital investment project involving conversion to owner mining and a mill expansion at our Tarkwa (Ghana) mine and have also completed a A$125 million mill expansion programme at our St Ives mine in Australia.

Community development

During F2005, we invested R35 million in uplifting communities in which we operate or from which we draw labour through numerous development projects. Many of the communities suffer from poverty, poor infrastructure and low literacy levels and our projects largely aim at improving these conditions and creating better community relations.

Beneficiation

Gold Fields, AngloGold Ashanti, SAAB and Standard Bank of South Africa established a gold advance scheme in order to facilitate the provision of secure and cost effective advances of gold to the South African gold jewellery manufacturing industry. Details of this gold advance scheme appear on page 26 of this annual report.

Group value-added statement

for the year ended 30 June 2005

		2005		2004
	%	Rm	%	Rm
VALUE ADDED				
Turnover		**11,756.3**		11,772.8
Cost of materials and services		**6,167.0**		6,026.8
Value added by operations	**90.4**	**5,589.3**	91.8	5,746.0
Realised and unrealised gains on				
financial instruments	**5.6**	**344.0**	2.1	129.0
Profit on sale of investments	**0.8**	**50.3**	1.5	95.6
Profit on sale of exploration rights	**0.7**	**46.6**	—	—
Profit on sale of mineral rights	**—**	**—**	3.0	187.2
Other income	**2.5**	**152.4**	1.6	98.5
	100.0	**6,182.6**	100.0	6,256.3
Employees				
Salaries, wages and other benefits	**63.1**	**3,901.0**	57.4	3,589.0
Providers of capital	**7.2**	**443.4**	11.1	695.9
Dividends paid to shareholders	**5.6**	**344.5**	10.7	669.1
Finance cost	**1.6**	**98.9**	0.4	26.8
Government				
Taxation	**4.2**	**262.1**	3.3	206.6
Re-invested in the group	**25.5**	**1,576.1**	28.2	1,764.8
Amortisation and depreciation	**24.4**	**1,512.1**	19.7	1,236.3
Impairment of assets	**4.2**	**260.9**	6.8	426.2
Deferred taxation	**(2.6)**	**(160.6)**	(2.3)	(146.1)
Minority shareholders' interest	**2.1**	**128.5**	2.4	149.9
Retained earnings for the year	**(2.7)**	**(164.8)**	1.6	98.5
	100.0	**6,182.6**	100.0	6,256.3

Risk management

RISK MANAGEMENT OBJECTIVES

Gold Fields seeks to create enduring shareholder value in the pursuit of its mission to be a leading, value adding, globally diversified precious metals producer, through the responsible, sustainable and innovative development of quality assets. Inherent in any process of shareholder value creation is the acceptance of reasonable levels of risk, in order to achieve commensurate financial reward. To this end, the Group remains committed to upholding sound corporate governance practices in its quest to ensure that the wide range of risks associated with the Group's global operations is effectively managed through a holistic approach to risk management.

RISK MANAGEMENT STRUCTURES

The Gold Fields approach to risk management is articulated in its Group Risk Policy, which lays the foundation for consistent, comprehensive and systematic risk assessment and reporting procedures across the Group. Management committees at various levels in the organisation review and report on the Group's most significant risks, along with data on the controls and risk mitigation strategies that are in place to reduce the levels of risk facing the company. Each management committee bears responsibility for assessing the effectiveness of internal controls for the material risks related to their spheres of governance. These responsibilities include documented and tested business continuity plans that ensure the continuance of business critical activities as a result of unforeseen circumstances. The board, assisted by its nominated committees, is responsible for the overall system of risk management and accordingly monitors the Group's key risks and the internal control environment on an ongoing basis, ensuring that internal controls provide reasonable assurance that business objectives will be met. These risk management structures and processes have been in place for the period under review and up to and including the date of approval of this annual report and financial statements.

RISK MITIGATION RESPONSES

The risk assessment process during the year under review highlighted various key risk categories that could affect Gold Fields. There may be additional risks unknown to Gold Fields at this time, and other risks that are currently believed to be immaterial, that could turn out to be material. These factors, should they materialise, could materially affect the Group's results. All risk information contained in this section, should be considered in conjunction with any forward looking statements in this document.

RISK MANAGEMENT STRUCTURE



Gold Fields Limited Board
Group Executive Committee
South Africa Operations
Australian Operations
Ghana Operations
Exploration
Driefontein
Kloof
Beatrix
Services
St Ives
Agnew
Tarkwa
Damang
Greenfields Project
Brownfields Project
Listed Investments
Risk Reporting
Audit Committee
Group Exco
Regional Exco
Mine Exco
Supported By
Group Risk Manager
Operations Risk Manager
Mine Risk Champion

Risk management *(continued)*

POLITICAL

The global mining sector is subject to unexpected changes in regulatory requirements, potentially resulting in financial demands being made against the company. These changes could include but are not limited to, beneficiation provisions, royalties, health levies and other taxes and licences. These uncertainties can have a significant effect on overall profitability and the attractiveness of operating in certain geographical regions. In addition, there is ongoing activism against mining activities in many countries, resulting in both impracticable demands on the industry and shrinkage in attractive mining locales. Gold Fields is particularly conscious of these dynamics in the global arena and ensures that in each country of operation there is ongoing dialogue and relationship building with both governmental and non-governmental stakeholders. Sectoral lobbying and stakeholder expectation management is further handled via industry bodies.

FINANCIAL

As a producer of gold, Gold Fields is subject to sharp market fluctuations in both commodity prices and exchange rates. These fluctuations could have an adverse impact on the Group's asset values, earnings and cash flows. In particular, the profitability of marginal operations is severely impacted by these fluctuations, as is long-term decision making on mine-deepening projects in South Africa. Rising commodity input costs, driven by strong global demand for diesel, steel and certain chemicals, have also impacted on production costs. Gold Fields' response to these volatilities has been the introduction of various projects, such as Project 400, Project 100, Project 100+ and Project Beyond.

Project 400 is focused on increasing reserve through quality mining while Project 100, 100+ and Beyond aims to reduce costs generally and therefore the impact of these rising commodity costs.

There is also a strong focus on various productivity improvement initiatives in order to reduce the pressure on margins and contain costs. Increasing the demand for gold

and thus encouraging an improved gold price is an issue that is addressed on a world-wide basis through representation on the World Gold Council.

ORE RESERVES

Gold Fields' operations face various uncertainties when estimating ore reserves and delivering on forecast grades, due to the inherently risky nature of mining. Reserve estimates may change significantly over time when new information becomes available and product price or currency fluctuations may cause lower grade reserves to become uneconomic, resulting in a restatement of reserves. Any significant change in the ore reserve may impact on the company's cash flow and profitability. Gold Fields operates a world-class minerals and resource management programme in an effort to reduce exposure to this risk, with highly experienced staff constantly monitoring pertinent geological assumption changes.

ENVIRONMENTAL AND SOCIAL

A key constraint impacting on the mining sector today is the extensive number of environmental laws and regulations and high community expectations, which set limits on conditions of operation in various jurisdictions. Compliance with changing regulatory standards and community expectations holds the potential for increased costs and/or possible litigation that would impact negatively on cash flow and earnings. Gold Fields' approach has been to establish a track record of constructive community engagement and consultation in order to build sound relationships with all stakeholders affected by mining operations. Gold Fields seeks compliance with applicable environmental legislation and focuses rigorously on meeting changes to environmental legislation. Gold Fields aspires to ensure the sustainability of its operations and as a consequence, reports on a triple bottom line basis in accordance with the Global Reporting Initiative requirements.

HEALTH

The occupational illnesses associated with mining operations are those caused by inter alia, excessive exposure to heat, dust, noise, radiation, vibration and gasses. Consequently, the mining industry is subject to stringent health and safety laws and regulations that are subject to change from time to time. The Group's various operations comply fully with these laws and regulations, for example in the Group's South African operations, the respirable silica dust concentration is on average 65 per cent below the occupational exposure limit set by the Department of Minerals and Energy. In the event of changes to health and safety legislation the Group's various operations may incur additional costs in order to comply with any new laws and regulation. In addition, the industry as a whole is experiencing the effects of medical pandemics such as HIV/Aids and TB. These medical conditions adversely affect productivity, medical costs to the industry and absenteeism. The Group's various operations seek to comply fully with applicable health and safety legislation and to ensure that all their employees adhere to their safety standards. HIV/Aids and TB have been aggressively targeted with a strong focus on prevention through education initiatives and community involvement as well as an employee Wellness programme for those that are affected.

HUMAN RESOURCES

On a global basis the mining industry is currently facing a contraction in the availability of required skills that could have a negative impact on both productivity and employment costs. Gold Fields pursues a broad based strategy with regard to attracting and retaining appropriate skills, encompassing highly competitive compensation models, attractive career development opportunities and skills development programmes. In addition, South African operations are subject to the Mining Charter and Scorecard, which inter alia seeks to:

- promote equitable access to South Africa's mineral resources for all people in South Africa;
- substantially and meaningfully expand opportunities for historically disadvantaged South Africans (HDSAs), including women, to enter the mining and minerals industry and to benefit from the exploration of South Africa's mineral resources;

- utilise the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour; and
- promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

Whilst Gold Fields believes that it has made significant progress towards meeting the charter requirements, any regulatory changes to these, or failure to meet existing requirements, could adversely affect Gold Fields' ability to convert its old to new order mining rights in South Africa.

RISK FINANCING

The Group's risk financing philosophy and practices were largely unchanged during the year under review. Overall insurance policy limits for the period ending 30 June 2005 remained unchanged at US$100 million per event for an underground loss and US$300 million per event for a surface loss. However, revised estimates for the period commencing 1 July 2005, indicate that the maximum foreseeable loss per event for an underground loss has increased to US$83 million and a surface loss, to US$67.5 million. As a result, the Group has increased the insurance policy limit to US$125 million for an underground loss and to US$400 million for a surface loss. The Group continues to insure on a standing charges only (fixed cost) basis of business interruption cover in an effort to contain costs. Should the Group suffer a major loss, future earnings could be affected.

Corporate governance

INTRODUCTION

Gold Fields has, since its inception, been committed to upholding sound principles of corporate governance in all of its business dealings and in respect of all of its stakeholders. As the focal point of the company's corporate governance system, all board members are expected to discharge their fiduciary duties and responsibilities professionally and in accordance with the company's code of ethics, thereby upholding the company's core values of integrity, transparency and enterprise enshrined in this code.

Gold Fields continues to endorse the principles contained in the South African Code of Corporate Practices and Conduct as recommended in the Second King Report ("**the 2002 King Report**") and believes that it complies substantially and materially with its provisions. Going forward, adherence to sound principles of corporate governance is and will remain both a board and a management priority.

The company's shares are listed on the JSE Securities Exchange, South Africa ("**the JSE**"). As such the company is required to comply with the listings requirements of the JSE, including those recommendations of the 2002 King Report that have been codified in the listings requirements ("**the JSE Listings Requirements**"). The shares of the company also trade in the United States of America ("**USA**") on the New York Stock Exchange ("**NYSE**") and are registered with the United States Securities and Exchange Commission ("**SEC**"). As such, the company is subject to the disclosure, corporate governance and other requirements of the NYSE, in so far as same relate to foreign private issuers such as Gold Fields, as well as with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign private issuers.

A list of differences between the corporate governance practices to which Gold Fields is subject in South Africa and those followed by US listed companies under the NYSE Listed Company Manual Rules has been prepared and is available on the Gold Fields web site (www.goldfields.co.za).

BOARD OF DIRECTORS

Gold Fields is governed by a unitary board which may not, in terms of its articles of association, comprise less than four nor more than 15 directors. In accordance with the company's articles of association and following an invitation from Gold Fields to Norilsk Nickel to nominate two members to the Gold Fields board, Dr A Grigorian and Mr S Stefanovich were appointed as non-executive directors of the company by the board with effect from 21 June 2005. The credentials of both new board members were reviewed by the board prior to their respective appointments and both have received induction material and information relevant to their obligations as directors as well as the company's history, activities, and business. As such, the board currently comprises two executive directors and, with the recent appointments of Dr A Grigorian and Mr S Stefanovich, 13 non-executive directors.

The offices of the chairman and that of the chief executive officer are separate from one another and are currently filled by an independent non-executive director (Mr C M T Thompson) and an executive director (Mr I D Cockerill) respectively.

In keeping with the recommendations of the 2002 King Report, the Gold Fields board comprises a significant majority of non-executive directors of whom sufficient are independent of management so that shareowner interests (including minority interests) can be protected. These non-executive directors, each of whom is an experienced professional, make a significant contribution towards the board's deliberations and decisions. Non-executive directors do not receive any remuneration from the company for their services as directors other than the fees and the share options detailed in the Directors' Report on page 136 of this annual report.

The board reviews the status of its members on an ongoing basis and, based on its deliberations, currently considers at least nine of the current complement of 13 non-executive directors to be independent, as defined in the JSE Listings Requirements. Mr Thompson, who could previously not be categorised as independent by virtue of his employment by the company until 30 June 2002, became an independent non-executive director of Gold Fields in accordance with the JSE Listings Requirements with effect from 1 July 2005. The board therefore comprises a majority of non-executive directors who are also independent.

In its deliberations, the board determined that Dr Grigorian and Mr Stefanovich could not be categorised as independent by virtue of them being representatives of Norilsk Nickel, a significant shareowner of the company. The board also considered that the contractual arrangements in place between Gold Fields Group members and Mvelaphanda Resources Limited (of which Messrs Sexwale and van Rooyen are both executive directors) might, in certain circumstances, be significant enough to interfere with the categorisation of these non-executive directors as independent.

Details of the directors and their status as executive, non-executive or independent appear on page 6 of this annual report.

The board regularly monitors and appraises its performance. However, as a result of the time constraints placed on the board by the unsolicited and hostile bid for control of the company by Harmony Gold Mining Company Limited, the board did not monitor and appraise its performance during the period of the bid.

BOARD CHARTER

Gold Fields' mission is to be a leading, value adding, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.

The board of directors seeks to promote the pursuit of this mission while upholding sound principles of corporate governance, the interests of communities that it affects, responsible citizenship and the best interests of its shareholders. Ultimately, the board seeks to create enduring shareholder value in a responsible and ethical manner.

It seeks to pursue this mission in accordance with a formal board charter. The charter, which is available on the Gold Fields web site (www.goldfields.co.za), articulates clearly and concisely, the objectives and responsibilities of the board. It recognises the desirability of having a board composed of a majority of independent directors with the requisite skill mix and geographic background to meet the company's evolving needs in a collective way, ensuring a balance of power and authority, such that no one individual has unfettered powers of decision-making.

As set out in its charter, the board's responsibilities include:

- determining the company's code of ethics and conducting its own affairs in a professional manner, upholding the core values of integrity, transparency and enterprise;
- evaluating, determining and ensuring the implementation of corporate strategy and policy;
- monitoring the performance of the company, including operational performance and management performance against the company's strategic plans;
- the overall system of risk management and monitoring risk exposures and controls;
- developing and setting disclosure and reporting practices to best serve the needs of its shareholders;
- regularly monitoring and appraising its own performance;
- seeking to ensure ethical behaviour and compliance with relevant laws, regulations, audit and accounting principles/practices, the company's own governing documents and code of ethics; and
- providing counsel and advice to the CEO and his team on all critical and sensitive matters.

As the focal point of the company's corporate governance system, the board has put in place structures and processes designed to support it in the fulfillment of its function, which structures and processes are monitored and reviewed for effectiveness on an ongoing basis.

Each of the directors has unrestricted access to the advice and services of the company secretary, to management and company information, and is entitled to seek independent professional advice at the company's expense, in discharging his duties as a director.

STAGGERED ROTATION OF DIRECTORS

One-third of directors must retire from office at each annual general meeting of the company, with the first to retire being those appointed as additional members of the board during the year, followed by the longest serving members. Retiring directors are free to make themselves available for re-election and may, as such, be re-elected at the annual general meeting at which they retire.

Corporate governance (continued)

BOARD MEETINGS AND ATTENDANCE

The board is required to meet at least four times a year and regularly without its executive members. However, the announcement on 18 October 2004 by Harmony Gold Mining Company Limited of an unsolicited and hostile offer to acquire control of Gold Fields required the board to meet on many more occasions during the year under review. The board met on 27 occasions during the year under review. The record of attendance by members of the board at such meetings is contained in the table below.

Director name	No of meetings attended
C M T Thompson	25
I D Cockerill	27
N J Holland	26
A J Wright	27
G J Gerwel	27
J M McMahon	27
G R Parker	26
R L Pennant-Rea	25
P J Ryan	24
T M G Sexwale	13
B R van Rooyen	25
C I von Christierson	23
K Ansah	27

BOARD COMMITTEES

In accordance with its charter and in order to assist in the discharge of its duties, the board has established a number of standing committees composed entirely of non-executive directors. These committees comprise the Nominating and Governance Committee, the Audit Committee, the Compensation Committee and the Health, Safety and Environment Committee, all of which operate in accordance with written terms of reference, which terms of reference were approved by the board and are available on the company's web site (www.goldfields.co.za) or from the company's secretarial office, on request.

In response to the announcement on 18 October 2004 by Harmony Gold Mining Company Limited of an unsolicited and hostile bid for control of the company, the board established an ad hoc Defence Committee, which committee assisted the board in its formulation and direction, at a strategic level, of the company's response to such bid.

With the exception of the Nominating and Governance Committee, each of the standing board committees is chaired by an independent, non-executive director. As set out above, Mr Thompson, who chaired the Nomination and Governance Committee for the period under review, only became an indpendent director with effect from 1 July 2005. Each such committee is required to evaluate its own effectiveness and performance from time to time, with the Nominating and Governance Committee monitoring and reporting to the board periodically on such performance and effectiveness. However, as a result of the time constraints placed on the board and its committees by the unsolicited and hostile bid for control of the company by Harmony Gold Mining Company Limited, the committees did not monitor and appraise their respective performances during the period of the bid.

In view of the responsibilities of members of these committees beyond their functions as directors, each member is paid remuneration in addition to the annual fee payable to directors, which remuneration is recommended by the board and requires approval in advance by the shareholders of the company in general meeting.

NOMINATING AND GOVERNANCE COMMITTEE

As recommended by the 2002 King Report, the Nominating and Governance Committee is chaired by the chairman of the company, Mr C M T Thompson. Messrs P J Ryan, T M G Sexwale and B R van Rooyen are the other members of this committee. Inter-alia, its written terms of reference require this committee to:

- develop the approach of the company to matters of corporate governance and make recommendations to the board with respect to all such matters;
- identify a successor to the chairperson and chief executive officer and make recommendations in this regard to the board as a whole;
- consider the mandates of board committees, the selection and rotation of committee members and chairpersons as well as the performance and effectiveness of each board committee on an ongoing basis;

- evaluate the effectiveness of the board and its committees and management as a whole and report thereon to the board.

The JSE Listings Requirements stipulate that all members of this committee must be non-executive directors, of whom the majority must be independent. While all of the members of this committee are non-executive directors, the chairperson of the board, required in terms of the JSE Listings Requirements to be the chairperson of this committee, only ceased to be an executive director of the company on 30 June 2002 and was, as such, considered not to be independent until 1 July 2005. The board has also determined that Messrs Sexwale and van Rooyen may, in certain circumstances, not be considered independent in light of the contractual arrangements existing between members of the Gold Fields Group and Mvelaphanda Resources, of which both are executive directors. Nonetheless, the board is satisfied that these considerations do not detract from the ability of these directors to play a value-adding role on this board committee.

During the period of the unsolicited and hostile bid for control of the company by Harmony Gold Mining Company Limited, commencing on 18 October 2004, the full board assumed the responsibilities of the Nominating and Governance Committee. As a result, the Nominating and Governance Committee met on only one occasion during the year under review. The record of attendance by members at such meeting is contained in the table below.

Member name	Meeting attended
P J Ryan	1
T M G Sexwale	0
B R van Rooyen	1
C M T Thompson	1

AUDIT COMMITTEE

The Audit Committee, which comprises A J Wright (Chairman), G J Gerwel, R L Pennant-Rea, B R van Rooyen and C I von Christierson, is required to meet at least quarterly every year and to, monitor and review:
- the effectiveness of the Group's information systems and other systems of internal control;
- the effectiveness of the internal audit function;
- the reports of both the external and internal auditors;
- the quarterly and annual reports and specifically the annual financial statements;
- the annual report on Form 20-F filed with the SEC;
- the accounting policies of the Group and any proposed revisions thereto;
- the external audit findings, reports and fees and the approval thereof; and
- the compliance with applicable legislation, requirements of regulatory authorities and the company's code of ethics.

All members of the Audit Committee are non-executive directors. The majority is also considered to be independent as defined in the 2002 King Report. In addition, the majority of members is financially literate and has had sufficient financial experience to discharge their duties.

The internal and external auditors have unrestricted access to the Audit Committee and its chairman, ensuring that their independence is in no way impaired.

The Group internal audit function is headed by the senior manager, internal audit. The Audit Committee monitors, supervises and evaluates the effectiveness of the internal audit function, which function reports to the chief executive officer but has access to both the board chairperson and the chairperson of the Audit Committee. The Audit Committee determines the purpose, authority and responsibility of the internal audit function in an Internal Audit Charter, which charter has been approved by the Audit Committee. The Audit Committee has the authority to appoint and dismiss the head of the Group internal audit function.

The Audit Committee is required to approve all significant non-audit relationships with the company's independent auditor. For the period under review, the Audit Committee has approved, and the company's independent auditor has performed, the following non-audit services: Sarbanes-Oxley Section 404 implementation assistance, reporting accounts reports on the IAMGold transaction, accounting advice and taxation services. In consideration for rendering these services, the company has paid the independent auditor an amount of R5.6 million.

Corporate governance *(continued)*

In addition, the Audit Committee is responsible for the oversight of the work of the independent auditor, and the independent auditor reports directly to the Audit Committee.

The board of directors has determined that Gold Fields' Audit Committee does not have an "audit committee financial expert", as defined in rules promulgated by the SEC. Although a person with such qualifications does not serve on the Audit Committee, the board of directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields' management and auditors, the quality of Gold Fields' disclosure controls, the preparation and evaluation of Gold Fields' financial statements and Gold Fields' financial reporting. Gold Fields' board of directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities.

The Audit Committee has adopted formal, written terms of reference that were approved by the board. Save in respect of the requirement to have at least one member who is an "audit committee financial expert", as defined in the rules of the SEC, the Audit Committee is of the opinion that it has satisfied its responsibilities for the past financial year in compliance with such terms of reference.

The Audit Committee met on six occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

Member name	No of meetings attended
A J Wright	6
G J Gerwel	6
R L Pennant-Rea	6
B R van Rooyen	6
C I von Christierson	4

COMPENSATION COMMITTEE

The Compensation Committee comprises P J Ryan (Chairman), J M McMahon, G R Parker, C M T Thompson and A J Wright and is required to meet at least twice a year. As recommended in the 2002 King Report, the committee comprises a majority of independent, non executive directors and is chaired by an independent, non-executive director. This committee, which has adopted its own formal terms of reference, has established and reviews, on an ongoing basis, the Group's compensation philosophy, the terms and conditions of employment of executive directors and other executives, including a short-term performance-linked bonus scheme and a long-term share incentive scheme.

The terms and conditions of employment of both executive directors are contained in written contracts of employment. The remuneration particulars of each contract are contained on page 136 of this annual report, with the Group's maximum exposure being limited to two years' remuneration in the event either such executive director's services are terminated as a result of a take-over or merger.

The Compensation Committee met on six occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

Member name	No of meetings attended
P J Ryan	6
J M McMahon	6
G R Parker	5
C M T Thompson	5
A J Wright	6

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The company is committed to the achievement and maintenance of world-class standards in the management of the health and safety of its employees and the environment. As such, the Health, Safety and Environment Committee plays a pivotal role in assisting the board in its oversight of the effectiveness of the company's environmental, health and safety programmes and to keep the board informed in regard to the company's objectives, compliance with and maintenance of standards in these areas. The committee seeks also to minimise health, safety and mining-related accidents within the Group, to ensure that the Group's operations are in compliance with all environmental regulations and has established a company policy in respect of HIV/Aids and health matters. This Committee has adopted formal terms of reference and is required, in terms thereof, to meet at least twice a year. The committee, which comprises J M McMahon (Chairman), G R Parker, T M G Sexwale and C I von Christierson, is made up of a majority of independent, non-executive directors, as recommended by the 2002 King Report.

The Health, Safety and Environment Committee met on three occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

Member name	No of meetings attended
J M McMahon	3
G R Parker	3
T M G Sexwale	0
C I von Christierson	3

DEFENCE COMMITTEE

A special, ad hoc, Defence Committee was established by the board during the year under review to assist the board in determining and directing the company's response, at a strategic level, to the announcement on 18 October 2004 by Harmony Gold Mining Company Limited of its hostile and unsolicited bid to acquire control of Gold Fields. This committee, which was comprised of a majority of independent directors, namely Messrs J M McMahon, G J Gerwel, C I von Christierson, I D Cockerill, N J Holland and A J Wright (Chairman), played a significant role in successfully defending the company against Harmony's actions.

The Defence Committee met on nine occasions during its existence. The record of attendance by members at such meetings is contained in the table below.

Member name	No of meetings attended
J M McMahon	3
G J Gerwel	9
C I von Christierson	8
A J Wright	9
I D Cockerill	9
N J Holland	9

EXECUTIVE COMMITTEE

The Gold Fields Executive Committee comprises two executive directors and eight executive officers. The two executive directors are the Chief Executive Officer (Mr I D Cockerill) who chairs this committee, and the Chief Financial Officer (Mr N J Holland).

This committee is not a committee of the board, but is primarily responsible for implementing the board's directives, meets regularly to review Group performance and develop Group strategy and policy proposals for consideration by the board.

In addition, and in support of the company's commitment to a policy of fair, accurate and timeous disclosure of information to its stakeholders, the investment community and the public, the Executive Committee of Gold Fields has been mandated by the board to assist in the execution of the group's disclosure obligations. To this end, the executive committee has formulated a series of guidelines on disclosure, which have been disseminated throughout the Group. "Disclosure" is an agenda item at each Executive Committee meeting and, in order to facilitate the fulfillment by the committee of this function, a disclosure co-ordinator has been appointed at each operation and in respect of each core discipline throughout the Group.

The Executive Committee is supported in the execution of its functions, by a number of executive and operating committees that have been established in respect of each of the Group's operations as well as by a New Business Development Committee.

In addition, each operating subsidiary of the company has established board and management committee structures in place designed to ensure that the company's commitment to sound practices and standards of corporate governance are maintained on a Group-wide basis. At least one of the company's executive directors serves on the board of each operating subsidiary of the company.

Details of the members of the Executive Committee appear on page 22 of this annual report.

Corporate governance *(continued)*

INTERNAL CONTROL

The board has established and maintains internal controls and procedures, which are reviewed regularly for effectiveness. These controls and procedures are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of internal control in place.

Internal control is implemented through the proper delegation of responsibility within a clearly defined approval framework, through accounting procedures and also the adequate segregation of duties. The Group's internal accounting controls and systems are designed to provide reasonable assurance as to the integrity of the company's financial statements and to safeguard, verify and maintain accountability for its assets. These controls and systems are complemented by processes to access the integrity of prospective new appointees and promotion candidates.

Internal auditors monitor the operation of the internal control systems and report their findings and recommendations to the Audit Committee, the directors and management. Corrective action is taken to address any deficiencies as and when they are identified. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

COMPANY CODE OF ETHICS

Directors and employees alike are bound to uphold the core values of honesty, transparency and integrity that underpin the Gold Fields Code of Ethics. Above all, this code requires all directors and employees maintain the ethical standards set by the company, inter alia, that its representatives conduct themselves with integrity, in accordance with all applicable law and, generally, in a manner which is beyond reproach. The code of ethics also articulates the company's policy with respect to conflicts of interest, confidentiality, fair dealing, the protection and proper use of company assets. The code of ethics is available on the company's web site (www.goldfields.co.za) and has been communicated throughout the Group. The code of ethics is also communicated to all new employees.

The board is committed to ensuring the consistent application of the code of ethics and is assisted in its responsibility for overseeing compliance therewith by the Audit Committee.

Only this committee is empowered to waive the application of the principles espoused in the code of ethics in respect of directors or executive committee members and the code itself requires that any such waiver will promptly be publicly disclosed.

Gold Fields has contracted the services of "Tip-off Anonymous", an independent hotline service provider, to facilitate the confidential reporting of code violations, fraud and other inappropriate behaviour. Employees found guilty of ethical breaches are disciplined in accordance with the Group's disciplinary code and, should the breach also be a criminal act, it is the Group's policy to pursue prosecution of the employee concerned.

Feedback to date suggests that the ethical standards espoused in the code are, in general, being upheld across the Group.

INSIDER TRADING

The Group operates a closed period prior to the publication of its quarterly and year-end financial results during which period employees, directors and officers of the Group may not deal in the shares of the company. This is also extended to any period when the company is trading under a cautionary announcement. The company secretary keeps members of the board and employees across the Group informed of all such periods.





Annual financial statements

Annual financial statements



Report content

Statement of responsibility by the board of directors   page 115

Report of the independent auditors   page 116

Corporate secretary's confirmation   page 116

Management's discussion and analysis of the financial statements   page 117

Directors' report   page 131

Accounting policies   page 139

Group income statement   page 146

Group balance sheet   page 147

Group statement of changes in shareholders' equity   page 148

Group cash flow statement   page 149

Notes to financial statements   page 150

Company income statement   page 170

Company balance sheet   page 171

Company statement of changes in shareholders' equity   page 172

Company cash flow statement   page 173

Company notes to financial statements   page 174

Major group investments – direct and indirect   page 176

Segment report   page 178

Operating and financial information by mine   page 180

Statement of responsibility by the board of directors



The directors are responsible for the preparation, integrity and fair presentation of the financial statements of the company and of the Group. The financial statements presented on pages 113 to 181 have been prepared in accordance with Statements of Generally Accepted Accounting Practice (GAAP) in South Africa and International Financial Reporting Standards and include amounts based on judgements and estimates made by management.

The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

The company and the Group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group or any company within the Group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the Group.

Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the company.

The Group's external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements, and their report is presented on page 116.

The financial statements were approved by the board of directors on 13 September 2005 and are signed on its behalf by:

N J Holland
Chief Financial Officer

I D Cockerill
Chief Executive Officer

13 September 2005

Report of the independent auditors



Report of the independent auditors

To the members of Gold Fields Limited

We have audited the annual financial statements and Group annual financial statements set out on pages 131 to 179 for the year ended 30 June 2005. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:
- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
- Assessing the accounting principles used and significant estimates made by management.
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material aspects, the financial position of the company and the Group at 30 June 2005, the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies Act.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg   13 September 2005

Corporate secretary's confirmation

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

C Farrel
Corporate Secretary   13 September 2005

Management's discussion and analysis of the financial statements



(The following management's discussion and analysis of the financial statements should be read together with the Gold Fields' consolidated financial statements, including the notes appearing with these financial statements.)

The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African Statements of Generally Accepted Accounting Practice, which is consistent with the previous year.

RESULTS FOR THE YEAR

Net earnings for fiscal 2005 were R180 million (or 37 cents per share), compared with R768 million (or 158 cents per share) achieved for the previous financial year. The reasons for this decline are discussed below.

Headline earnings exclude the after tax effect of asset impairments, profits on the sale of investments and fixed assets, and amounted to R291 million or 59 cents per share for fiscal 2005, compared with headline earnings for the previous year of R763 million or 157 cents per share.

These results are analysed as follows:

REVENUE

Revenue decreased marginally from R11,773 million in fiscal 2004 to R11,756 million in fiscal 2005. The decrease in revenue of R17 million was due to the decrease in the rand gold price from R85,905 per kilogram to R84,218 per kilogram, partially offset by an increase in gold production. This decrease in the rand gold price occurred despite a 9 per cent increase in the US dollar gold price from an average of US$387 per ounce to US$422 per ounce year on year, with the higher gold price being offset by a stronger rand which moved from an average of 6.90 to 6.21 to the US dollar, a change of 10 per cent.

Gold production increased 1 per cent from 4,406,100 ounces to 4,488,100 ounces in fiscal 2005. The South African operations increased production from 2,803,700 ounces to 2,824,100 ounces while the international operations increased production from 1,602,400 ounces to 1,664,000 ounces.

The increase in production at the South African operations was due to an increase in underground yields from 7.1 grams per ton to 7.4 grams per ton, while underground volumes remained almost constant at 11,117,000 tons milled. This increase in yield came about as a result of a change in strategy implemented to counter the low rand gold price of below R85,000 per kilogram experienced in mid-2003 and the assumption that the rand would remain below R6.50 to the US dollar for a protracted period. In order to counter the low rand gold price due to the strengthening of the rand, the South African operations changed from mining more volume at lower grade (the "Wal-Mart" strategy) to less volume at grades more in line with Life of Mine ore reserve values (the "Saks 5th Avenue" strategy). In line with this strategy marginal and non-contributing ore from surface was reduced from 5,683,000 tons to 4,413,000 tons or 22 per cent.

At the international operations a significant increase was seen at Tarkwa, from 550,000 ounces to 676,800 ounces. This was as a result of the new mill which was commissioned at the end of October 2004 and the new owner mining fleet introduced at the start of the fiscal year. Agnew posted another excellent year increasing production from 201,500 ounces to 212,500 ounces, the low grade stockpiles being replaced by delivery of the Songvang open pit project and Kim underground continuing to deliver excellent results. Production at St Ives decreased marginally from 542,600 ounces to 527,000 ounces. The new mill at St Ives was commissioned during December 2004 in order to reduce costs and increase production levels. Damang reduced production from 308,300 ounces to 247,700 ounces as the high grade ore from the Damang pit was depleted as the current cutback reached the end of its economic life. This ore was replaced by lower grade ore from the Amoanda and Juno 2SE pits.



COST OF SALES

Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased from R10,694 million in fiscal 2004 to R10,983 million in fiscal 2005.

The table below presents the analysis of cost of sales:

Analysis of cost of sales	F2005 Rm	F2004 Rm
Total cash costs	9,219	9,192
Add: General and administration	342	335
Rehabilitation	45	41
Gold inventory change – cash portion	17	(39)
Royalties	(121)	(118)
Operating costs	9,502	9,411
Add: Gold inventory change	(31)	47
Amortisation and depreciation	1,512	1,236
Cost of sales	10,983	10,694

The analysis that follows provides a more detailed comparison of costs year on year taking into account changes in production levels.

Operating costs

The following table sets out for each operation and the Group total ounces produced, total cash costs and total production costs for the years ended 30 June 2005 and 2004.

	Year ended 30 June 2005					Year ended 30 June 2004				
	Gold production '000 oz	Total cash costs[4] US$/oz	Total production costs[4] US$/oz	Total cash costs[4] R/kg	Total production costs[4] R/kg	Gold production '000 oz	Total cash costs[4] US$/oz	Total production costs[4] US$/oz	Total cash costs[4] R/kg	Total production costs[4] R/kg
South Africa										
Driefontein	1,162.6	330	366	65,876	72,974	1,141.2	311	342	68,922	75,802
Kloof	1,037.1	379	436	75,693	87,023	1,037.6	341	379	75,645	84,015
Beatrix	624.3	406	430	81,023	85,864	624.9	356	376	78,865	83,398
Total South African operations	**2,824.1**	**365**	**406**	**72,830**	**80,983**	**2,803.7**	**332**	**363**	**73,626**	**80,534**
Ghana										
Tarkwa[1]	676.8	234	290	46,649	57,826	550.0	230	257	51,032	56,936
Damang[2]	247.7	282	306	56,329	61,119	308.3	222	249	49,265	55,261
Australia[3]			404		80,710			361		80,016
St Ives	527.0	336		67,029		542.6	297		65,865	
Agnew	212.5	233		46,437		201.5	226		50,215	
Total international operations	**1,664.0**	**273**	**343**	**54,517**	**68,487**	**1,602.4**	**251**	**304**	**55,612**	**67,331**
Total	**4,488.1**					**4,406.1**				
Weighted average		331	382	66,041	76,350		302	341	67,075	75,733

Notes:

(1) In fiscal 2005 and 2004, 481,200 ounces and 391,100 ounces respectively were attributable to Gold Fields.

(2) In fiscal 2005 and 2004, 176,100 ounces and 219,200 ounces respectively were attributable to Gold Fields.

(3) Total production costs for the Australian operations are not split between the two operations.

(4) Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.



The weighted average total cash cost per kilogram decreased by 2 per cent from R67,075 per kilogram (US$302 per ounce) in fiscal 2004, to R66,041 per kilogram (US$331 per ounce) in fiscal 2005.

The weighted average total cash costs at the South African operations in rand terms decreased 1 per cent from R73,626 per kilogram in fiscal 2004 to R72,830 per kilogram in fiscal 2005 despite normal inflationary pressures and wage increases at the commencement of the fiscal year that were above inflation. The reduction in unit cost was achieved as a consequence of the excellent cost performance achieved from the cost savings initiatives, namely Project 100 and Project Beyond and the increase in production described earlier.

Project 100 was established with the aim of reducing costs at the South African operations by R100 million per annum. The savings were to be achieved from improved standards and norms, thereby improving control over the consumption of materials, together with more rigorous engineering cost benchmarking. Savings for fiscal 2005 amounted to R140 million, 40 per cent above target. Savings were mainly achieved on explosives, underground support, drill steel and logistics i.e. underground and surface engineering. The focus is now on maintaining these savings going forward.

A new project, Project 100+, has been established utilising the capabilities and the skills developed during Project 100, which is focused on achieving ongoing and sustainable cost savings across the South African operations. To date fifteen projects have been identified with potential savings of R200 million per annum. These projects are focusing on improving efficiencies and controls on areas such as labour management and productivity, planned maintenance, transport and medical facilities to name but a few. Three completed projects in the Shared Services, Gold Fields Academy and Gold Fields Protection Services areas are expected to deliver annual savings of R30 million. Many of the projects are in the design phase with benefit realisation expected during the 2006 financial period and beyond.

Another project, Project Beyond, initiated in early 2004, is a procurement initiative targeting annual savings of between R200 million and R300 million per annum over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations. During the past fiscal year, the project targeted delivery of R94 million in contractual savings, focusing on overall procurement expenditure of almost R900 million.

The project delivered R103 million of savings against underlying contracts being 12.3 per cent on historic baseline expenditure. Savings were achieved on commodities such as grinding media, foodstuffs, mill liners, ore transport, roof and timber support, bearings, engineering repairs, and lubricants. Savings are realised as new contracts come into force and once these materials are utilised by the mining operations. As a consequence the R103 million savings should largely be realised in the 2006 fiscal.

Gold Fields will continue with procurement savings initiatives in support of its cost leadership strategy and is targeting a further R75 million to R100 million savings per annum at the local operations during fiscal 2006 focusing on expenditure of some R980 million. Relationships with suppliers have not been compromised as a consequence of these initiatives.

It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies increased from 18 per cent in fiscal 2004 to 25 per cent for fiscal 2005. Gold Fields classify BEE companies as "Black Owned" (>50 per cent HDSA ownership interest), "Black Empowered" (>25 per cent and <50 per cent HDSA ownership interest) and "Black Influenced" (>5 per cent and <25 per cent HDSA ownership interest). Gold Fields now make use of 268 of these vendors as compared with 158 at the start of the year. For purposes of determining the quantum of qualifying expenditure in respect of BEE companies, Black Owned and Black Empowered companies are weighted 100 per cent, while Black Influenced companies are weighted as per the relevant percentage HDSA ownership interest.

The scope of Project Beyond is being extended to include the Australian and Ghanaian operations, as well as the Peruvian Cerro Corona project where common items are procured across the operations. The vision is to move to a global procurement contract. Preliminary indications are that savings of more than US$20 million per annum may be achieved.



At the international operations unit cash costs increased from US$251 per ounce to US$273 per ounce, mainly due to lower production at Damang and St Ives. Damang lost high grade ore as the main pit was depleted while St Ives' open pit grades were lower than planned.

Operating costs increased by less than 1 per cent from R9,411 million in fiscal 2004 to R9,502 million in fiscal 2005. At the South African operations costs were marginally lower at R6,660 million compared with R6,683 million the previous year. This was despite similar volumes, wage increases that were above inflation as well as the impact of higher input costs and administered price increases. The effects of these cost increases were more than offset by the cost saving initiatives implemented during the year. At the international operations, costs increased from R2,728 million in fiscal 2004 to R2,842 million in fiscal 2005, an increase of 4 per cent. In the respective reporting currencies the increase in operating costs at the Australian operations was 9 per cent and in Ghana, which is US dollar based, the increase was 16 per cent. The increase in Ghana was mainly due to the 23 per cent increase in production at Tarkwa together with increases in consumables, which affected all the international operating mines.

GENERAL AND ADMINISTRATION (G&A) COSTS

Net general and administration costs, which are included in operating costs were R342 million in fiscal 2005, virtually unchanged from the R355 million in fiscal 2004.

Costs falling under the definition of general and administration costs included the following:
- Corporate administration expenditure of R140 million, which remained unchanged in fiscal 2005;
- World Gold Council fees of R46 million in fiscal 2005, charged at US$1.75 per ounce of gold produced. The fiscal 2004 charge was similar at R42 million;
- offsite training amounted to R48 million in fiscal 2005 compared with R45 million in fiscal 2004; and
- other costs which include Chamber of Mines, social development and special technical projects make up the balance.

GOLD INVENTORY CHANGE

The movement in gold in process (GIP) for fiscal 2005 was R78 million, from a charge in fiscal 2004 of R47 million to a credit to costs in fiscal 2005 of R31 million. The majority of this movement was at the Australian operations. At St Ives there was a positive movement of R46 million resulting from a charge to costs of R2 million in fiscal 2004 compared to a credit to costs in fiscal 2005 of R44 million. The credit to costs in fiscal 2005 was due to a build-up of stockpile earlier in the year to feed the new mill. These stocks are in the process of being depleted. In fiscal 2004 production and sales were virtually matched.

At Agnew, there was a positive movement of R38 million resulting from the charge to costs decreasing from R43 million in fiscal 2004 to R5 million in fiscal 2005. The high charge to costs in fiscal 2004 was due to the mine drawing down heavily on the Waroonga stockpile. The balance of this stockpile was milled in fiscal 2005.

At Tarkwa, there was a positive movement of R7 million resulting from a R7 million credit to costs in fiscal 2005 compared with Rnil million in fiscal 2004. The R7 million credit to costs represents the build-up of stockpiles to provide sufficient feed stock for the new mill commissioned in October 2004. These stocks are in the process of being depleted. The Rnil million movement in fiscal 2004 was as a result of the GIP at the end of the year being similar to that at the beginning of the year.

At Damang, there was a negative movement of R13 million resulting from the charge to costs increasing from R2 million in fiscal 2004 to R15 million in fiscal 2005. The reason for the higher charge in fiscal 2005 is due to more ore being drawn from the stockpile in fiscal 2005 compared with fiscal 2004. This is because the fresh ore from the main pit was depleted during fiscal 2005.

AMORTISATION AND DEPRECIATION

Amortisation and depreciation increased 22 per cent from R1,236 million in fiscal 2004 to R1,512 million in fiscal 2005. This was mainly as a result of a reclassification of reserves at Kloof and depreciation of the new mining fleet and mill at Tarkwa. Reserves at Kloof previously planned to be mined through a decline at 7 shaft will now be mined from the current infrastructure above 45 level at 4 shaft.

The resultant increase in amortisation year on year at Kloof of R96 million was caused by the asset base at 7 shaft being amortised over a reduced number of ounces, following the reclassification of reserves ounces to 4 shaft. The depreciation of the new mining fleet at Tarkwa, together with the new mill, results in additional depreciation for the year of R135 million.

OPERATING PROFIT

As a consequence of the aforegoing, operating profit decreased from R1,079 million in fiscal 2004 to R774 million in fiscal 2005, with the higher amortisation and depreciation being the main reason for the decline.

INVESTMENT INCOME

Income from investments increased from R134 million in fiscal 2004 to R181 million in fiscal 2005. The increase is mainly due to higher interest received as a consequence of higher average cash resources, both locally and offshore.

FINANCE EXPENSE

Finance expense increased from R27 million in fiscal 2004 to R99 million in fiscal 2005. The R99 million finance expense in fiscal 2005 comprises of R85 million net interest paid on the Mvela loan, R4 million in respect of other interest paid, R19 million environmental rehabilitation interest charge and R8 million post-retirement health care interest charge. This was partially offset by net exchange gains on foreign debt, net of cash of R17 million.

The R27 million finance expense in fiscal 2004 comprised of R40 million net interest paid on the Mvela loan, R62 million in respect of other interest paid, R16 million environmental rehabilitation interest charge and R12 million post-retirement health care interest charge. This was offset by net exchange gains on foreign debt, net of cash of R103 million.

The net interest paid on the Mvela loan increased from R40 million in fiscal 2004 to R85 million in fiscal 2005 due to the loan only being in place for the last three months of fiscal 2004. The R85 million in fiscal 2005 comprises gross interest paid of R165 million, partially offset by R80 million interest credit received as a result of the interest rate swap discussed under the financial instruments section. The R40 million in fiscal 2004 comprised of R52 million gross interest paid, partially offset by R12 million interest credit received.

Other interest paid decreased from R62 million in fiscal 2004 to R4 million in fiscal 2005. The main reason for the decrease was that the South African operations had an external debt position for a portion of fiscal 2004 which resulted in interest on this debt of R59 million.

The net exchange gains on foreign debt net of cash for fiscal 2005 was R17 million (R17 million realised gain and Rnil million unrealised gain) compared to R103 million in fiscal 2004 (R79 million realised gain and R24 million unrealised gain). Fiscal 2005 includes a R17 million translation gain made on offshore funds held in euros.

Fiscal 2004 included an accounting exchange gain of R86 million on the settlement of an offshore inter-company loan and a R25 million exchange gain was made on offshore funds held in euros. These funds related to the proceeds from the US capital raising, which were invested in euro denominated bank accounts. This was partially offset by a loss of R7 million on foreign debt relating to the syndicated credit facility in Australia which was settled on 31 January 2004.

FINANCIAL INSTRUMENTS

US dollar/Australian dollar call options

In conjunction with the acquisition of St Ives and Agnew, the Group implemented a hedging strategy to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US dollar/Australian dollar exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five year period to December 2006.



The instruments consisted of the following:

- A series of forward sales contracts covering an aggregate amount of US$250 million. The contracts required Gold Fields Australia to sell United States dollars 12.5 million for Australian dollars in quarterly instalments commencing in the quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average forward exchange rate was US$0.4934 per Australian dollar.

- US$250 million of zero cost collars in quarterly amounts of US$12.5 million commencing in quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average downside protection level in each quarter was US$0.5191 per Australian dollar with average upside participation down to US$0.4289 per Australian dollar. However, should the exchange rate at any time in any quarter be below the average rate of US$0.4289, the rate achieved for that quarter will be on average A$0.5040.

On 7 January 2004, Gold Fields Australia closed out the remaining Australian dollar/United States dollar currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

In addition, in order that the Group is able to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, the future US dollar values in respect of the above two transactions were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date net of the premium above was US$107.4 million or A$140.0 million prior to fixing based on 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to A$147 million, based on a spot rate of 0.7158 US$/A$, the average rate achieved on fixing in May 2004.

US dollar/rand forward purchasing

During fiscal 2003 forward cover on US$36 million, at an average rate of R8.73/US$, was purchased to hedge the Group's offshore commitments. At the beginning of fiscal 2004 this amount was increased to US$50 million at an average rate of R8.4264/US$. The full forward purchase of US$50 million matured on 3 June 2004. The spot rate on this date was R6.4055/US$. This amount was extended at a new rate of R6.6368/US$, to mature on 3 December 2004, resulting in a cash outflow of R100 million. The spot rate on 3 December 2004 was R5,8215/US$ resulting in a cash outflow of R24 million. US$30 million was extended at a new rate of R5.9611/US$ to mature on 3 June 2005. The spot rate on 3 June 2005 was R6.8198/US$ resulting in a cash inflow of R26 million. This amount was extended at a new rate of R6.9402/US$ to mature on 5 December 2005.

Interest rate swap

In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the five year ZAR swap rate, at 9.6179 per cent plus a margin of 0.95 per cent. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA was exposed to the three month JIBAR rate plus a margin of 1.025 per cent. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed out on 3 June 2005. The loan now reverts to the fixed interest rate as mentioned above.

Since the inception of this swap up until its close out, Gold Fields has realised marked to market gains on the swap of R225 million and interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised marked to market gain, R306 million was accounted for in fiscal 2005, offset by a R81 million loss in fiscal 2004. Of the R92 million interest credit, R80 million credit was accounted for in earnings in fiscal 2005 compared to a R12 million credit in fiscal 2004.

International petroleum exchange gasoil call option

During fiscal 2005 Gold Fields Ghana purchased a one year Asian style call option settled monthly in respect of 51.6 million litres of diesel at a strike price of US$0.45 per litre, which approximates at a Brent crude oil price of US$56 per barrel. This call was taken out to protect the Ghanaian operations against adverse energy price movements. The market price of diesel on the day of setting up this structure was US$0.42 per litre. A US$10 per barrel increase in global oil prices would result in a US$4 per ounce in total cash costs at the Ghanaian operations. An Asian style option is one where the monthly average of the daily close out prices is compared with the strike price. The 51,6 million litres of diesel represents 100 per cent of the forecasted diesel consumption in fiscal 2006 for the Tarkwa and Damang mines. The call option resulted in a premium of US$1.66 million paid upfront. The value of this option at 24 June 2005 was US$1,93 million.

UNREALISED GAIN ON FINANCIAL INSTRUMENTS

The unrealised gain on financial instruments of R30 million in fiscal 2005 compares with an unrealised gain of R189 million in fiscal 2004. The fiscal 2005 unrealised gain of R30 million comprises a gain of R33 million on the US dollar/Australian dollar call options and a gain of R1 million on the international petroleum exchange gasoil call options offset by a loss of R4 million on the US dollar/rand forward purchases.

The fiscal 2004 unrealised gain of R189 million comprised a gain of R277 million on the original US dollar/Australian dollar structure (consisting of forward sales contracts and zero cost contracts) offset by a R81 million loss on the interest rate swap and a R7 million loss on the US dollar/rand forward purchases.

REALISED GAIN/(LOSS) ON FINANCIAL INSTRUMENTS

The realised gain on financial instruments of R314 million in fiscal 2005 compares with a realised loss of R60 million in fiscal 2004. The fiscal 2005 realised gain of R314 million comprises a R306 million gain on the interest rate swap plus a net gain of R8 million on the US dollar/rand forward purchases. The R306 million gain on the interest rate swap includes R41 million previously hedge accounted for, but now included in income due to the close out of the swap.

The fiscal 2004 realised loss of R60 million comprised a R90 million loss on the US dollar/rand forward purchases offset by a R30 million gain on the US dollar/Australian dollar call options.

OTHER OPERATING (COSTS)/INCOME

Other operating costs in fiscal 2005 were R27 million compared to other operating income of R38 million in fiscal 2004. The main reasons for the movement are:

- fiscal 2005 includes rewards given to all Gold Fields' employees for the successful defence of the Harmony hostile bid;
- the medical aid rebate as a result of the actuarial revaluation of the CAWMS liability decreased from fiscal 2004;
- costs relating to Gold Fields becoming compliant with the requirements of Sarbanes-Oxley were incurred in fiscal 2005;
- Biox costs are included in other operating costs in fiscal 2005, previously they were accounted for under exploration expense;
- fiscal 2005 includes corporate retrenchment costs, which were not present in fiscal 2004; and
- additional sundry professional fees were incurred in fiscal 2005.

EXPLORATION EXPENSE

Gold Fields spent R197 million (US$32 million) on exploration in fiscal 2005 compared to R197 million (US$29 million) in fiscal 2004. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, China and North, South and Central America. Subject to continued exploration success, and our ability to finance, expenditure is expected to range between US$30 million and US$40 million in fiscal 2006.

SHARE OF RESULTS OF ASSOCIATES AFTER TAX

Gold Fields' 33 per cent share of after tax losses in Rand Refinery Limited increased from R3 million in fiscal 2004 to R11 million in fiscal 2005.



EXCEPTIONAL ITEMS

Impairment of assets

Impairment of assets decreased from R426 million in fiscal 2004 to R261 million in fiscal 2005.

The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of "value in use" or "fair value less cost to sell". "Value in use" is a valuation based on the cash flows over the life of the asset and discounted to a present value at an appropriate rate. "Fair value" is the present market value of the asset.

The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:
- a gold price of R92,000 per kilogram for the South African operations, US$420 per ounce for the Ghanaian operations and A$560 per ounce for the Australian operations,
- the extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves. The reason for the inclusion of recoverable gold in addition to proven and probable reserves at the Australian operations is due to the fundamental difference in the nature of the mineralisation at these operations, which makes upfront definition of the reserve potential impractical. This is an internal estimate of the recoverable gold of the lease area over and above the proved and probable reserves; and
- operating costs and capital expenditure estimates as per the most recent life of mine plan.

A fundamental pre-tax discounted cash flow valuation at a discount rate of 5 per cent real is done for each mine using our latest strategic plans. This is consistent with previous years. From June 2005 we now apply a derived pre-tax market multiple that is determined on a group basis by reference to the market price of Gold Fields and is then multiplied by the discounted cash flow valuation of each asset determined on a pre-tax basis. The reason for the change in methodology from last year is that IAS 36 (revised) has provided more guidance regarding impairment testing.

The application of the above estimates and assumptions resulted in an impairment charge of R124 million to the income statement relating to Beatrix North and South sections (formerly the old Beatrix mine) in the Free State.

Beatrix is a low grade mine and therefore very sensitive to changes in its cost profile. Changes in the cost profile affects the pay-limits, which in turn affects the reserves. During fiscal 2005, there were normal cost increases at Beatrix, which resulted in an increase in the pay-limit. Due to the increase in the pay-limit, certain reserves at 2 shaft and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 life of mine profile. In addition, due to the restructuring at 2 shaft, certain sections were closed which further impacted the life of mine plan.

The assessment for fiscal 2004 resulted in an impairment charge of R426 million relating to Beatrix West section (formerly Oryx mine) in the Free State.

An impairment charge was incurred at Living Gold, the rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro and a discounted cash flow valuation using a real discount rate of 10 per cent. This has resulted in an impairment of R52 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.

Due to the closure of certain infrastructures in the Group, additional assets were impaired:
- at Driefontein, the No 10 shaft was closed, resulting in an impairment of R12 million,
- at Kloof, the No 3 metallurgical plant was closed, resulting in an impairment of R11 million, and
- at St Ives, the old mill was closed, resulting in an impairment of R61 million.

Profit on the sale of investments

Profit on the sale of investments decreased from R96 million in fiscal 2004 to R50 million in fiscal 2005. The R50 million profit in fiscal 2005 comprises:

- R38 million from the sale of 36.0 million shares in Zijin Mining Group Company Limited;
- R10 million from the sale of 8.5 million shares in African Eagle Resources Plc; and
- R2 million from the sale of 1.3 million shares in Radius Gold Incorporated.

The major disposals comprising the R96 million profit in fiscal 2004 were:
- R53 million from the sale of 1.2 million shares in Harmony/ARM;
- R14 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;
- R7 million from the sale of 0.1 million share in Glamis Gold Limited;
- R10 million from the sale of 2.5 million shares in Orezone Resources Inc; and
- R11 million from the sale of 1.3 million shares in Committee Bay Resources Limited.

Profit on disposal of exploration rights

During fiscal 2005 Gold Fields sold its interest in the Angelina Project in Chile to its joint venture partner Meridian for R47 million plus a 2 per cent net smelter royalty on the majority of land within the joint venture. As the interest had a nil cost, the proceeds of R47 million was also the profit.

Harmony hostile bid costs

Gold Fields incurred costs of R316 million in fiscal 2005 relating to the Harmony hostile bid.

IAMGold transaction costs

Costs of R58 million relating to the failed IAMGold deal were incurred during fiscal 2005. This deal would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On 7 December 2004 this proposed transaction did not receive the required majority approval by shareholders and was therefore not completed.

Profit on disposal of mineral rights

During fiscal 2004 mineral rights and associated assets relating to Driefontein's Block 1C11 were sold for R315 million to AngloGold, realising a profit of R187 million. No mineral rights were sold during fiscal 2005.

Impairment of critical spares

With the closure of the old St Ives mill during fiscal 2005, R17 million worth of critical spares kept for the maintenance of the old plant were impaired as they had now become redundant.

Premium on retirement of post-retirement health care obligations

In order to reduce the post-retirement health care obligation to fund 50 per cent of members contributions, approximately 21 per cent (F2004 6 per cent) of pensioners and dependants were bought out of the scheme at a 15 per cent premium. The premium was charged to the income statement and amounted to R5 million for both fiscal 2005 and fiscal 2004.

Write-off of mineral rights

Mineral rights held as trading stock to the value of R25 million were written off in F2004. This was in line with new legislation that resulted in mining companies forfeiting those mineral rights not likely to be mined or explored. No mineral rights were written off during fiscal 2005.



Other income/(costs)

Other income/costs moved from a cost of R3 million in fiscal 2004 to an income of R5 million in fiscal 2005. The income of R5 million in fiscal 2005 related to profit on the disposal of miscellaneous property, plant and equipment. The other cost of R3 million in fiscal 2004 comprised of R6 million provided for a deficit on the Gold Fields Limited Corporate Pension Fund, offset by R3 million profit on the disposal of miscellaneous property, plant and equipment.

MINING AND INCOME TAX

The table below indicates Gold Fields' effective tax expense rate for fiscal 2005 and fiscal 2004.

	Year ended 30 June	
Income and mining tax	**2005**	2004
Effective tax expense rate (%)	**24.8**	6.2

In fiscal 2005, the effective tax expense rate of 25 per cent differed from the maximum South African mining statutory tax rate of 45 per cent, due to a reduction of R195 million arising from non-South African mining income taxed at lower rates, R71 million reduction relating to the South African mining tax formula, R53 million decrease due to the reduction of the Ghanaian tax from 32.5 per cent in fiscal 2004 to 28.0 per cent in fiscal 2005 and R167 million reduction due to an increase in tax values in Australia following the consolidation of St Ives and Agnew for tax purposes. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation.

The reduction from the maximum South African mining statutory tax rate to the actual achieved rate of 25 per cent as described above, was partly offset by the Group incurring R135 million in charges relating to levies and royalties in Ghana and Australia and a further R214 million increase in net non-taxable and non-deductable income, mainly due to the non deductibility exceptional items.

In fiscal 2004, the effective tax expense rate of 6 per cent differed from the maximum South African mining statutory tax rate of 46 per cent, due to a reduction of R277 million arising from non-South African mining income taxed at lower rates, R48 million reduction relating to the South African mining tax formula, R159 million reduction on net non-taxable and non-deductable income, mainly the realised gain on the foreign debt and exploration expenditure not deductible. This was partly offset by the Group incurring R137 million in charges relating to taxes and royalties in Ghana and Australia.

Minority shareholder's interest

Minority interests represent attributable earnings of R129 million in fiscal 2005, compared to earnings of R150 million in fiscal 2004. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso Goldfields and Living Gold attributable to its minority shareholders.

Net earnings

Because of the factors discussed above, Gold Fields posted earnings of R180 million in fiscal 2005 as compared with R768 million in fiscal 2004.

Earnings for the year to June 2005, excluding the effect of gains and losses on financial instruments and foreign debt and exceptional items, which include, inter alia, impairment of assets and profits on disposal of investments and exploration rights, was R452 million as compared with R587 million in fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash resources

Cash flows from operating activities

Cash flows from operating activities increased from R1,003 million in fiscal 2004 to R1,336 million in fiscal 2005. The increase of R333 million was as a result of R213 million less dividends paid, R292 million less tax paid and R46 million more investment and interest income received. This was partially offset by R40 million less cash generated by the operations and an increase in working capital of R191 million. The main reason for the R191 million change was due to increases in inventories around the Group, mainly consumable stores, especially at Tarkwa and St Ives relating to the new mills.

Cash flows from investing activities

Cash flows from investing activities decreased from R3,066 million in fiscal 2004 to R2,199 in fiscal 2005. The items comprising these numbers are discussed below.

Additions to property, plant and equipment

Capital expenditure decreased from R2,880 million in fiscal 2004 to R2,164 million in fiscal 2005. Capital expenditure at the South African operations decreased from R878 million in fiscal 2004 to R636 million in fiscal 2005. This decrease of R242 million was due to the deferral of lower priority capital items in line with the lower rand gold price.

Capital expenditure at the offshore operations decreased from R1,842 million in fiscal 2004 to R1,378 million in fiscal 2005. Capital expenditure at Tarkwa decreased from R943 million in fiscal 2004 to R470 million in fiscal 2005. This was mainly due to the capital expenditure on the conversion to owner mining and the new mill decreasing from R837 million in fiscal 2004 to R261 million in fiscal 2005. Another reason for the decrease in capital expenditure at the international operations was the stronger rand, which saw the average rand/US dollar exchange rate decrease from R6.90/US$ in fiscal 2004 to R6.21/US$ in fiscal 2005. The average rand/Australian dollar exchange rate strengthened from R4.92/A$ in fiscal 2004 to R4.66/A$ in fiscal 2005.

Proceeds on the disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased from R392 million in fiscal 2004 to R64 million in fiscal 2005. The main reason for this decrease of R328 million was that the fiscal 2004 number included R315 million from the sale of Driefontein Block 1C11 to AngloGold.

Purchase of investments

Investment purchases decreased from R707 million in fiscal 2004 to R189 million in fiscal 2005.

The major investment purchases comprising the R189 million spent in fiscal 2005 were:
• R116 million invested in Comaplex Mineral Corporation;
• R9 million invested in Avoca Resources Limited; and
• R9 million invested in African Eagle Resources Plc on the exercising of warrants held.
• R42 million lent to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and GBF to fund the purchase of mining equipment used on site.

The major investment purchases comprising the R707 million spent in fiscal 2004 were:
• R100 million invested in Mvelaphanda Resources Limited;
• R200 million of redeemable preference shares subscribed for in Micawber (Pty) Limited relating to the Mvela transaction;
• R88 million invested in Bolivar Gold Corporation;
• R53 million invested in Zijin Mining Group Company Limited;
• R19 million invested in CMQ Resources Incorporated; and
• R180 million as part payment for the acquisition of the minorities interest in Arctic Platinum.

Proceeds on the disposal of investments

Proceeds on the disposal of investments decreased from R202 million in fiscal 2004 to R116 million in fiscal 2005.

Management's discussion and analysis of the financial statements *(continued)*



The major investment disposals comprising the R116 million in fiscal 2005 were:
- R86 million for the sale of Zijin Mining Group Company Limited shares;
- R20 million from the sale of African Eagle Resources Plc shares; and
- R10 million from the sale of Radius Gold Incorporated shares;

The major investment disposals comprising the R202 million in fiscal 2004 were:
- R135 million from the sale of Harmony/ARMgold shares;
- R14 million from the sale of Chesapeake Gold Corporation shares;
- R14 million from the sale of Committee Bay Resources Limited shares;
- R13 million from the sale of Orezone Resources Limited shares; and
- R8 million from the sale of Glamis Gold Limited shares.

Proceeds on the disposal of exploration rights
During fiscal 2005 Gold Fields disposed of its interest in the Angelina project in Chile to its joint venture partner Meridian Gold Incorporated for R47 million plus a 2 per cent net smelter royalty on the majority of land within the joint venture. No disposals took place in fiscal 2004.

Environmental trust fund and rehabilitation payments
During fiscal 2005 Gold Fields paid over R30 million to its environmental trust fund and spent R10 million on ongoing rehabilitation costs resulting in a total cash outflow of R40 million for the year. In fiscal 2004 Gold Fields paid over R30 million to its environmental trust fund and spent R11 million on ongoing rehabilitation costs resulting in a total cash outflow of R41 million for the year.

Post-retirement health care payments
R33 million was spent on post-retirement health care payments in fiscal 2005 compared to R32 million in fiscal 2004. The R33 million in fiscal 2005 comprises R30 million incurred on the buyout of pensioners and dependants and R3 million on ongoing payments. The R32 million in fiscal 2004 comprised R27 million incurred on the buyout of pensioners and dependants and R5 million on ongoing payments.

Cash flows from financing activities
Net cash utilised by financing activities was R57 million in fiscal 2005 as compared to net cash generated of R5,418 million in fiscal 2004. The items comprising these numbers are discussed below.

Equity and debt portion of Mvela loan
In fiscal 2004 R4,107 million (R4,139 million less R32 million costs) was received as a result of the Mvela transaction.

Increase in minority funding
Minority funding increased from R89 million in fiscal 2004 to R111 in fiscal 2005. The R111 million received in fiscal 2005 relates to the amount due by IAMGold for their share of the balance of the funding due for the owner mining and new mill projects at Tarkwa.

The R89 million received in fiscal 2004 comprised of R81 million received from IAMGold for their share of the Tarkwa project funding and R27 million from The Industrial Development Corporation for their purchase of a 40 per cent shareholding in Living Gold. This was offset by a R19 million repayment of minority shareholder loans by Abosso to IAMGold.

Long term loans raised
In fiscal 2005 Living Gold (the rose project at Driefontein) received a commercial loan of R17 million from its 40 per cent shareholder, The Industrial Development Corporation.

Long and short-term loans repaid

Long and short-term loans repaid decreased from R294 million in fiscal 2004 to R207 million in fiscal 2005. The R207 million repayment in fiscal 2005 comprises the first two payments totalling R207 million made to Mvelaphanda Resources in terms of the Mvela loan.

The R294 million repayment in fiscal 2004 comprised R209 million for the settlement of the Australian loan used to finance the acquisition of the St Ives and Agnew mines in Australia and R85 million for the settlement of the Abosso loan used to finance the acquisition of the Abosso (Damang) mine in Ghana.

Shares issued

Shares issued decreased from R1,516 million in fiscal 2004 to R22 million in fiscal 2005. Fiscal 2004 included R1,511 million received from an international private placement of Gold Fields shares and R5 million received from shares issued in terms of the Group employee share scheme. Fiscal 2005 included only R22 million received from shares issued in terms of the Group's employee share scheme.

Net cash (utilised)/generated

Net cash utilised for fiscal 2005 amounted to R920 million, compared to net cash generated of R3,355 million in fiscal 2004. The decrease was primarily due to the proceeds from the Mvela transaction and the capital raising, which took place in fiscal 2004, offset by decreased capital expenditure and investment purchases and higher operating cash flows in fiscal 2005. Total Group cash and cash equivalents amounted to R3,375 million at 30 June 2005, as compared to R4,135 million at the end of fiscal 2004.

Long-term provisions

Long-term provisions at the end of fiscal 2005 were R930 million as compared to R773 million in fiscal 2004 and includes a provision for post-retirement health care costs of R24 million (F2004: R58 million) and a provision for environmental rehabilitation costs of R906 million (F2004: R715 million).

Provision for post-retirement health care costs

The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50 per cent of the employees' medical contributions to the medical schemes after retirement. During the year 21 per cent of these members were bought-out of the scheme for an amount of R30 million. Included in the R30 million is a premium of R5 million. In fiscal 2004 6 per cent of these members were bought out of the scheme for an amount of R27 million. Included in the R27 million was a premium of R5 million to the actuarial valuation at the time of the buy-out. The advantage for the Group in effecting a buy-out is to cap and retire these liabilities.

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased from R715 million in fiscal 2004 to R906 million in fiscal 2005. The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2005. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred. The discount rate applied in fiscal 2005 remained unchanged from the previous year at 11 per cent for the South African operations, 5.5 per cent for Ghana and 5 per cent for Australia. The rates of inflation used in fiscal 2005 are 7.5 per cent for South Africa and 3 per cent in Ghana and Australia. The inflation adjustment for the year was R44 million compared with R42 million in fiscal 2004 and the interest adjustment was R19 million compared with R17 million in fiscal 2004. During fiscal 2005 additional provisions of R98 million were raised for new disturbances at Tarkwa of R2 million, St Ives of R91 million and Agnew of R5 million.

The South African operations contribute to a dedicated environmental trust fund to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from R331 million in fiscal 2004 to R389 million in fiscal 2005. The increase consists of contributions of R31 million and interest income of R27 million. The South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.



OTHER INITIATIVES

Shared Services

Gold Fields Shared Services (GFSS) has been in operation for the last 29 months providing support services to the South African operations. GFSS has been structured according to the following processes:

• Sourcing to settlement;
• Recording to reporting;
• Employee services; and
• Engineering repair support.

During the past year, continuous business improvement at GFSS resulted in increased productivity, improved compliance with service level agreements and realisation of targeted savings through projects like Project Beyond and the roll out of the new payroll system.

The focus for the following year is to further improve levels of service, deliver targeted savings and to reduce own costs through implementation of best practices, best technology enablement and increased productivity.

GOLD FIELDS REPLACES LEGACY INFORMATION TECHNOLOGY SYSTEM GG025 WITH MYSAP ERP

In December 2004 the Gold Fields Executive took the decision to convert its ageing commercial systems software, GG025 used by the South African operations, to mySAP ERP the Enterprise Resource Planning (ERP) flagship product from the software house SAP.

As with most mining organisations, Gold Fields had spent the last few years continually upgrading an in-house developed technology system. Sweating that asset eventually became counter-productive in terms of development, maintenance and management costs. Also, the skills needed to develop and maintain GG025 were becoming more difficult to retain.

More importantly, the company was focusing on improving overall operational performance and had created a Shared Services centre to help streamline processes and reduce operating costs. The GG025 legacy system could not facilitate the full exploitation of the desired Shared Services benefits due to lack of functionality.

Project Breakthrough was launched in January 2005 with the brief to implement the Financial, Costing, Materials Management and Data Warehouse modules of mySAP ERP by the end of the year, at an implementation cost of approximately R35 million.

Project Breakthrough is on track to deliver the strategic and tactical capability that will keep Gold Fields at the forefront of gold mining technology.

SARBANES OXLEY

Gold Fields has completed the documentation of internal control systems in terms of the Sarbanes Oxley requirements and the review of internal control design effectiveness. The majority of the remediation requirements were implemented by the end of fiscal 2005. The remaining remediation requirements will be completed during fiscal 2006 as there are system amendments to be made early in fiscal 2006 (SAP).

Upon completion of the documentation, review and remediation steps described above the Group will test its internal controls for operating effectiveness and rectify deficiencies where applicable. This should be completed by the end of fiscal 2006. This should enable the Group to comply with the requirements of Sarbanes Oxley for fiscal 2007, the first year that Gold Fields is subject to compliance.

Nicholas J Holland
13 September 2005

Directors' report



The directors have pleasure in submitting their report and the annual financial statements of the company and the group for the year ended 30 June 2005.

Profile
Business of the company
Gold Fields Limited is one of the world's largest producers of precious metals, with mining operations in Australia, Ghana and South Africa. In addition, it prospects for gold and other precious metals worldwide.

Financial results
The financial statements set out fully the financial results of the company and the group. A synopsis of the financial results for the year is set out in the management's discussion and analysis of the financial results on pages 117 to 130.

Reporting Standards
The Gold Fields Group's annual financial statements comply with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice.

Reporting in US dollars
To assist international investors, the Group's annual financial statements have also been translated into US dollars.

Share capital
Authorised
The company's authorised share capital of 1,000,000,000 shares of 50 cents remained unchanged during the year.

Issued
A total of 801,706 shares were issued during the year in terms of the GF Management Incentive Scheme. This resulted in the total issued ordinary shares at 30 June 2005 increasing to 492,294,226 (2004: 491,492,520) ordinary shares of 50 cents each.

The unissued ordinary shares, after setting aside as many shares as may be required to be alloted and issued by the company in terms of the two incentive schemes, namely the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan, are under the control of the directors until the forthcoming annual general meeting where shareholders will be asked to renew this authority. In addition shareholders will be requested to authorise the directors to issue up to 10 per cent of the unissued shares of the company for cash, other than by means of a rights offer. These resolutions are both subject to compliance with the rules of JSE Limited. The proposed resolutions are set out in the notice convening the annual general meeting.

Repurchase of shares
In terms of the Companies Act, No 61 of 1973, it is possible for a company or its subsidiaries to acquire its own shares and for subsidiaries to acquire shares of its holding company. To provide flexibility, your directors recommended that resolutions permitting such acquisitions be passed at the forthcoming annual general meeting.

Shareholding in the company
The issued capital of the company is held by public and non-public entities as follows:

Number of shares	'000	%
Public	393,394	80
Non-public*	98,900	20
Total	492,294	100

Included in the non-public number is MMC Norilsk Nickel holding 98,467,758 shares (20%) and directors holding 411,986 shares (0.08%). The other significant shareholders in the Group are listed on page 182.

Directors' report *(continued)*



The GF Management Incentive Scheme

At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the company.

Details of the scheme are as follows:

	Number of shares	Average option price (cps)
Outstanding at 1 July 2004	8,693,839	6,352
Granted during the year	3,968,800	6,819
Exercised and released	801,706	2,674
Forfeited	720,482	7,778
Outstanding at 30 June 2005	11,140,451	6,691
The executive directors' participation is included in the above figures	1,151,900	5,210

The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2005 this represented 4.63 per cent of shares in issue. The unexercised options under the scheme represented 2.27 per cent of shares in issue as at 30 June 2005.

The salient features of the scheme are that:
- A third of the total share option grant vests upon the second anniversary of the grant date and a further third of the total option grant vests annually on future anniversaries of the grant date; and
- Share options expire no later than seven years from the grant date.

The GF Non-Executive Director Share Plan

At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result each non-executive director has been allocated the options detailed on page 138.

The salient features of the scheme are as follows:
- Share options vest one year after allocation;
- 10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings; and
- Share options will be forfeited 30 days after directors leave the board.

Financial affairs

Dividend policy

The company's dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying financial instruments.

Dividends for the year ended 30 June 2005

The company declared an interim dividend of 30 SA cents per share on 28 January 2005. The dividend was paid on 28 February 2005.

A final dividend of 40 cents per share was declared on 3 August 2005. The dividend was declared in the currency of the Republic of South Africa. The dividend was paid on 29 August 2005.

The dividend resulted in a payout of 192 per cent for the year based on net earnings.

Borrowing powers
In terms of the provisions of Article 12.1 of the articles of association, the borrowing powers of the company are unlimited.

Fixed assets
Capital expenditure
Capital expenditure for the year amounted to R2,164 million (2004: R2,880 million). Estimated capital expenditure for the 2006 financial year is R2,220 million and will be funded from internal sources and, to the extent necessary, borrowings.

Investments
Disposals
During the year under review the company disposed of its entire holdings in Zijin Mining Group Company Limited and some of its holdings in African Eagle Resources plc and Radius Gold Inc, resulting in a profit of R50 million.

Acquisitions
R189 million of investments were made during the year which included investments in Comaplex Minerals Corporation, Avoca Resources Limited and GBF Equipment.

Going concern
The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the group have adequate resources to continue as a going concern for the foreseeable future.

Property
The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.

Post-balance sheet event
Acquisition of company's own shares
On 17 August 2005 JSE Limited approved the de-listing of 1,000,000 ordinary shares of the company arising out of a repurchase by the company of its own shares. The shares repurchased represented 0.20 per cent of the total issued share capital before the repurchase was effected. The shares have been cancelled. The price paid for the repurchase was not greater than 10 per cent of the weighted average market price for the securities for the five business days immediately preceding the date on which the transaction was effected.

Occupational health care services
As previously reported, occupational health care services are made available by the Group's various operations to their employees from existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.

Environmental obligations
The Group has made provision in the financial statements for environmental rehabilitation costs amounting to R906 million (2004: R715 million). Cash contributions of R30 million (2004: R31 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year-end amounting to R389 million (2004: R331 million).

Special resolution
A special resolution, requiring disclosure in terms of the Listings Requirements of JSE Limited, was passed at the annual general meeting of shareholders held on 16 November 2004 in regard to a general authority to enable the company to acquire its own shares and shares in any holding company of the company and for any of the company's subsidiaries to acquire shares in the company.



Agreement reached between Gold Fields and Mvelaphanda Resources

Shareholders of Gold Fields are referred to the joint announcement published by Mvelaphanda Resources and Gold Fields during March 2004, in terms of which shareholders were advised of the fulfillment of all material conditions precedent to the transaction in terms of which:

- Mvela Gold (Proprietary) Limited ("Mvela Gold"), a wholly owned subsidiary of Mvelaphanda Resources, advanced a loan in the amount of R4,139 million to GFI-Mining South Africa (Pty) Limited ("GFIMSA"), the purpose of which was to discharge, in part, the amount payable by GFIMSA for the South African gold mining assets and business operations acquired by it from wholly owned subsidiaries of Gold Fields (the "GFIMSA Loan");
- Mvela Gold will acquire a 15 per cent interest in GFIMSA (the "GFIMSA shares") by means of a subscription for shares for cash at a subscription price of R4,139 million on the date upon which the GFIMSA loan is repaid or, at Mvela Gold's election, on the date upon which the GFIMSA loan becomes repayable;
- Each of Mvela Gold and Gold Fields have the right, starting one year after the subscription by Mvela Gold for the GFIMSA shares, to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields.

In terms of the transaction it was agreed that if either of Mvela Gold or Gold Fields exercised the right to require the exchange of the GFIMSA shares for ordinary shares of an equivalent value in Gold Fields, such exchange would be on a basis consistent with the valuation method applied when the terms of the transaction were first agreed and announced (the "right of exchange").

Shareholders are advised that the minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the right of exchange have been agreed between inter alia, Mvelaphanda Resources, Gold Fields, Mvela Gold and GFIMSA (the "exchange agreement").

In term of the exchange agreement, Mvela Gold will be entitled to be issued with not less than 45 million and not more than 55 million Gold Fields shares, currently comprising 9.14 per cent and 11.17 per cent of the issued share capital of Gold Fields on a fully diluted basis respectively, if the right of exchange is exercised. If during the period prior to the date upon which the right of exchange is exercised:

- the share capital structure of Gold Fields is significantly changed in any way; or
- Gold Fields undertakes certain corporate activities or effects payments or distributions to Gold Fields shareholders outside the normal, ordinary and regular course of business,

the number of Gold Fields shares to be issued by Gold Fields will be adjusted accordingly on a pro rata basis to ensure that the value of the Gold Fields shares to be issued to Mvela Gold is unaffected by any such change in share capital, corporate activity or distributions. Any dispute between the parties as to any adjustment of the number of Gold Fields shares to be issued will be resolved by an independent merchant or investment banker selected on the basis set out more fully in the exchange agreement.

The terms of the right of exchange did not provide any certainty to Mvelaphanda Resources regarding the minimum shareholding it would receive in Gold Fields at the time the right of exchange was exercised. By fixing the minimum number of Gold Fields shares that Mvela Gold will receive when the right of exchange is exercised, the exchange agreement provides certainty regarding Mvelaphanda Resources' ultimate shareholding in Gold Fields thereby securing a sustainable black economic empowerment partnership as was intended. In exchange for providing certainty to Mvelaphanda Resources with respect to the minimum number of Gold Fields shares to be issued to Mvela Gold it was also agreed to set a cap on the maximum number of Gold Fields shares to be issued to Mvela Gold following the exercise of the right of exchange.

Harmony hostile offer defeated

On 20 May 2005 the High Court of South Africa (Witwatersrand Local Division) handed down a judgment, the effect of which is that:
- Harmony's offer lapsed on 18 December 2004;
- Gold Fields has not, subsequent to 18 December 2004, been subject to the provisions of the Securities Regulation Panel Code or any Code Rules affecting a target company or an offeree company;
- the Harmony offer was not capable in law of being revised or reinstated after it lapsed on 18 December 2004 and is not capable in law of being revised or reinstated at the current time; and
- Harmony is precluded from making any further offer for the shares of Gold Fields for a period of 12 months from 18 December 2004.

Of the 11.5 per cent of the Gold Fields shares acquired by Harmony, 30 million or approximately 6 per cent were sold during the second week in June to institutions through merchant broker HSBC.

Legal

As reported in the annual report last year, a class action lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York on 6 May 2003. A separate lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants on 9 July 2004. These lawsuits allege human rights violations and other wrongful acts among other allegations.

In both cases, the plaintiffs have failed to effect service of the complaints within the normal prescribed periods. However, in the event that the complaints are served, Gold Fields will vigorously defend itself and anticipates moving to dismiss the complaints on numerous grounds.

Community development projects

Gold Fields has an extensive programme of community interaction and development in communities where employees and their families live.

During the past 11 years Gold Fields has invested more than R162 million into education, community development, healthcare, employment and physical infrastructure projects in such communities, through The Gold Fields Foundation.

Directorate

Composition of the board
The directors of the company at the date of this report are shown on pages 6 and 7.

The directors retiring in terms of the company's articles of association are Messrs J M McMahon, S Stefanovich, B R van Rooyen, C I von Christierson, A J Wright and Dr A Grigorian. All of those directors, except for Mr van Rooyen, are eligible and offer themselves for re-election. At the forthcoming annual general meeting, members will be requested to consider the necessary resolutions. A brief summary of their curricula vitae appears on page 6.

The articles of association do not provide for a mandatory retirement age for directors. However, in terms of the board charter of the company the retirement age is 72 years. Mr van Rooyen, who will turn 72 in September 2005, will therefore not be eligible for re-election at the annual general meeting.

The directors are not required to hold shares in Gold Fields, although a shareholding qualification may be imposed at any meeting of the shareholders.

The board of directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate.

The business address of all the directors and executive officers of Gold Fields is 24 St Andrews Road, Parktown, 2193, South Africa, the address of Gold Fields' head office.

Interest of directors
The interests of directors in the shares of the company were as follows and did not individually exceed 1 per cent of the issued share capital or voting control of the company.

	30 June 2005	2004
Beneficial	290,710	349,986
Non-beneficial	121,276	62,000

The company has not entered into any contracts of service, other than the service contracts, with the executive directors of the company.

Directors' report *(continued)*



Directors' fees

In terms of the articles of association the fees for services as non-executive directors are determined by the company in general meeting.

Directors' emoluments

The following table records the emoluments paid to each director during the year.

	Board[†] fees (R)	Committee fees (R)	Salary (R)	Bonuses* and performance related payments (R)	Pension scheme contributions (R)	Once off payments# (R)	Total** 2005 (R)	Total 2004 (R)
Executive directors								
I D Cockerill (Chief Executive Officer)			3,892,812	1,684,765	602,508		**6,180,085**	6,132,298
N J Holland (Chief Financial Officer)			2,245,965	1,425,547	361,592	99,127	**4,132,231**	3,033,384
Non-executive directors							**2005**	2004
C M T Thompson (Chairman)	1,200,000						**1,200,000**	649,100
A J Wright (Deputy Chairman)	272,625	217,675					**490,300**	243,100
K Ansah	272,625	—					**272,625**	22,750
G J Gerwel	272,625	105,350					**377,975**	156,000
J M McMahon	272,625	173,600					**446,225**	211,900
G R Parker	266,125	102,075					**368,200**	213,200
P J Ryan	253,125	149,225					**402,350**	235,300
R L Pennant-Rea	258,000	66,350					**324,350**	149,500
T M G Sexwale	175,125	66,000					**241,125**	202,800
B R van Rooyen	258,000	122,750					**380,750**	213,200
C I von Christierson	245,000	138,350					**383,350**	206,700
Total	3,745,875	1,141,375	6,138,777	3,110,312	964,100	99,127	**15,199,566**	11,669,232

*   *Bonuses for F2004 performance, paid in 2005*
#   *Encashed leave pay*
** *As the executive directors' emoluments are payable partly in US dollars in terms of an agreement with one of the company's subsidiaries, the directors' emoluments in rand will be affected by fluctuations in the exchange rate.*
†   *The increase in board fees is due to the increase of directors' fees with effect from 1 January 2005 and a considerable increase in the number of board meetings held during the financial year.*

The company's remuneration policy is determined by the Compensation Committee, which over the past year has utilised the services of Deloitte as independent advisers to the committee.

Gold Fields' remuneration philosophy is aimed at attracting and retaining motivated high calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of fixed and performance-based remuneration. The company aims to set fixed remuneration around the mean of the markets in which we operate and to reward high performing executives through short and long-term incentives based on both company and personal performance.

Executives are paid gross remuneration packages, which the committee's advisers confirmed during the year are aligned with the markets within which the company operates. All fixed elements of remuneration, with the exception of a standard 24 working days leave per annum, are included in the package, with the company having no contingent retirement or medical liabilities. A portion of the fixed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined annually by the Compensation Committee informed by remuneration surveys to which the company subscribes.

The short-term incentive is an annual incentive bonus in terms of which the executive directors are able to earn bonuses of 50 per cent of their GRPs for on target performance. Incentive bonuses are based on targets approved in advance by the Compensation Committee, comprising corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In other cases corporate and operational objectives (where applicable) comprise 40 per cent to 70 per cent of the incentive with personal objectives making up the balance. In F2005 the weighted average incentive bonus paid to members of the executive team (excluding executive directors, details of which are shown above) was 23 per cent of GRP.

The corporate objectives comprise three elements. 45 per cent of the corporate objective relates to the relative performance of the Gold Fields share price against the average performance of the AngloGold Ashanti and Harmony share prices over the year in question. The remaining corporate objectives, as measured against the operational plan approved by the board, relate to cash costs per kilogram produced (30 per cent) and total gold produced (25 per cent).

Operational objectives are measured against the operational plans approved by the board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key performance areas and are approved at the beginning of each year by the Compensation Committee. Performance against these objectives is measured quarterly and the final outcome approved by the Compensation Committee at the end of the year.

Long-term incentives are catered for in the GF Management Incentive Scheme, a pure option scheme. Options have a life of seven years and vest as to a third of each grant, on the second, third and fourth anniversary of the grant. Awards are made by the Compensation Committee twice a year to ensure cost averaging. The standard allocations at each management level were fixed during the last year following a review by Deloitte with the committee having the right to vary individual allocations on performance grounds.

The fees for non-executive directors were increased effective 1 January 2005, as approved at last year's annual general meeting, following a review to take account of the increased responsibilities of the board as well as the international nature of the company's operations and projects. Seven of the 13 current non-executive directors are based offshore and bring specific expertise to the board calling on their international experience. It is not intended to increase the fees effective January 2006, save to correct the fee payable to the Chairman of the Audit Committee, as set out in the notice of annual general meeting. The non-executive directors also participate in a non-executive share scheme that provides for the annual allocation of options to non-executive directors. As detailed below, in line with developing best international practice, it is intended to replace this scheme with a new plan in terms of which the non-executive directors are awarded restricted shares which vest after three years.

Adoption of new incentive plans

International best practice, accounting and other considerations have prompted a review by the Compensation Committee and the Non-Executive Directors Remuneration Committee established in terms of the current GF Non-Executive Director Share Plan ("the Non-Exec Plan") of the company's long term remuneration strategy. Such review was conducted in the context of the company's overall remuneration strategy, which strategy aims to attract, reward and retain high calibre individuals on a basis which seeks to differentiate and reward top performers. This process has revealed that both the current GF Management Incentive Scheme ("the Management scheme") and the Non-Exec Plan no longer conform to best practice and has resulted in the formulation of two new plans, to be known as the Gold Fields Limited 2005 Share Plan ("the 2005 Plan") and the Gold Fields Limited 2005 Non-Executive Share Plan ("the 2005 Non-Exec Plan") respectively. The 2005 Plan provides for two methods of participation, namely the Performance Allocated Share Appreciation Method and the Performance Vesting Restricted Share Method. The 2005 Plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the company's shareowners. The salient features of the 2005 Plan are annexed to the Notice of General Meeting which accompanies this annual report. It is proposed to run the 2005 Plan independently of the Management scheme, which scheme was originally approved by the company in general meeting on 10 November 1999, on the basis that no new options will be awarded to eligible participants under the Management scheme with effect from the date on which the first allocations and/or awards are made under the 2005 Plan. As such the Management scheme will terminate seven years after the date on which the last options granted thereunder may be exercised or will terminate.

The 2005 Non-Exec Plan provides for the award of restricted shares to non-executive directors that ordinarily vest after a period of three years from the award thereof. The 2005 Non-Exec Plan seeks to provide non-executive directors of the company with the opportunity to acquire an interest in the equity of the company on a basis which aligns their interests with those of the company's shareowners, thereby providing such non-executive directors with a further incentive to advance the company's interests. The salient features of the

Directors' report (continued)



2005 Non-Exec Plan are annexed to the Notice of General Meeting which accompanies this annual report. It is proposed to run the 2005 Non-Exec Plan independently of the Non-Exec Plan, which plan was originally approved by the company in general meeting on 31 October 2001, on the basis that no new options will be awarded to eligible applicants under the Non-Exec Plan with effect from the date on which the first awards are made under the 2005 Non-Exec Plan. As such the Non-Exec Plan will terminate five years after the date on which the Non-Executive Directors Remuneration Committee accepted the last application for options thereunder.

The board has considered the terms of the 2005 Plan and believes it to be in the best interests of the company that it be adopted. Accordingly, the board recommends that shareholders vote in favour of the appropriate resolutions to be proposed at the annual general meeting. The Non-Executive Directors Remuneration Committee has considered the terms of the 2005 Non–Exec Plan and believes it to be in the best interests of the company that it be adopted. Accordingly, the Non-Executive Directors Remuneration Committee recommends that shareholders vote in favour of the appropriate resolutions to be proposed at the annual general meeting.

Directors' options

The following table records details of the share options of the executive and non-executive directors during the year.

Executive directors	Options held as at 1 July 2004	Average exercise price per share R	Exercised during the year	Pre-tax gain at date of exercise R	Lapsed during the year	Options issued during the year	Average exercise price per share R	Options held as at 30 June 2005	Average exercise price per share R
I D Cockerill	603,400	51.36	—	—	—	150,000	68.00	753,400	54.67
N J Holland	327,500	41.90	5,000	7,650	—	76,000	68.00	398,500	47.23
Total	930,900	48.03	5,000	7,650	—	226,000	68.00	1,151,900	52.10
Non-Executive directors									
K Ansah	—	—	—	—	—	6,700	68.59	6,700	68.59
G J Gerwel	15,000	95.60	—	—	—	10,000	68.59	25,000	84.79
J M McMahon	41,000	70.78	—	—	—	10,000	68.59	51,000	70.35
G R Parker	45,000	68.37	—	—	—	10,000	68.59	55,000	68.41
R L Pennant-Rea	15,000	95.60	—	—	—	10,000	68.59	25,000	84.79
P J Ryan	35,000	75.42	—	—	—	10,000	68.59	45,000	73.90
T M G Sexwale	22,000	85.11	—	—	—	5,700	68.59	27,700	81.71
C M T Thompson*	300,000	48.22	—	—	—	10,000	68.59	310,000	48.87
B R van Rooyen	45,000	68.37	—	—	—	10,000	68.59	55,000	68.41
C I von Christierson	20,000	99.03	—	—	—	10,000	68.59	30,000	89.00
A J Wright	45,000	68.37	—	—	—	10,000	68.59	55,000	68.41
Total	583,000	61.37	—	—	—	102,400	68.59	685,400	62.45

280,000 relates to options held in the GF Management Share Incentive Scheme

Administration

Mr C Farrel is corporate secretary of Gold Fields Limited. GFL Mining Services Limited continues to act as administrative, financial and technical advisers to the company.

Mr N J Holland acted as public officer for the year under review.

Computershare Investor Services 2004 (Proprietary) Limited is the company's South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.

Accounting policies



The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1. Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders' equity.

Change in accounting policy

During the financial year, the Group adopted the provisions of IFRS 3, Business Combinations, which became effective for the Group on 1 July 2004. Previously, goodwill (positive and negative) was recognised on the balance sheet and amortised using the straight-line method over its estimated useful life. The adoption of IFRS 3 resulted in goodwill not being amortised, but instead tested for impairment annually. Negative goodwill is now accounted for in earnings, immediately. This resulted in negative goodwill previously accounted for under property, plant and equipment and investment in associate being written back to retained earnings at the beginning of fiscal 2005. The effect of the change was as follows:

Restatement of opening retained income	Rm
Gross	52.6
Taxation	—
Net	52.6

Refer to note 10, property, plant and equipment and note 11, investment in associate.

2. Consolidation

2.1. Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The Group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

The formation of the Group was accounted for using the pooling-of-interests method. Subsequent to the formation of the Group, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill. Goodwill is not amortised, but is tested for impairment on an annual basis. Negative goodwill is immediately accounted for in earnings.

Inter-company transactions comprising unrealised gains and losses between Group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

2.2. Associates

The equity method of accounting is used for an investment over which the Group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

Accounting policies *(continued)*



3. Foreign currencies

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.1. Foreign entities

Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following bases:

Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders' equity. These differences will be recognised in earnings upon realisation of the underlying operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at transaction date, and thereafter, revalued at the year-end rate.

4. Property, plant and equipment

4.1. Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horisons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the time span of the Group's respective mining leases.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.2. Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

4.3. Land

Land is shown at cost and is not depreciated.

4.4. Non-mining assets

Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.

4.5. Amortisation and depreciation of mining assets

Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:
- mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.

• where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

• at certain of the Group's operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

4.6. Depreciation of non-mining assets
Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:
• Vehicles, 20 per cent
• Computers, 33.3 per cent
• Furniture and equipment, 10 per cent

4.7. Mining exploration
Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at the Group's Australian operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programs have yielded targets and/or results that warrant further exploration in future years.

Where exploration results at a particular defined area do not suggest a reasonable likelihood of an exploitable deposit that warrants further exploration, such exploration costs are expensed.

4.8. Impairment
Recoverability of the carrying value of the long-term mining assets of the Group, is reviewed whenever events or changes in circumstances indicate that such carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term mining asset may be impaired, the higher of "value in use" or "fair value less cost to sell" is compared to carrying value to determine whether a long term mining asset may be impaired.

An area-of-interest is defined by the Group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed. When infrastructure is closed down during a year, the remaining carrying value attributable to that infrastructure is written-off.

Exploration targets in respect of which costs have been capitalised at the Group's Australian operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.

Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

4.9. Leases
Operating leases are charged against income as incurred.

Accounting policies *(continued)*



5. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. At each balance sheet date, the Group assesses whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Previously goodwill was amortised using the straight-line method over its estimated useful life. Refer note 1, change in accounting policy.

6. Waste normalisation or deferred stripping

At the Group's Australian open pit operations, waste removal costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by applying the ratio of ounces mined in each period pro-rata to total proved and probable reserve ounces expected to be recovered from the pit to the total expected in-pit waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.

7. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and loans.

Deferred tax assets relating to the carry forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be recovered.

No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.

8. Inventories

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group's international operations, gold-in-process for such operations represents either production in broken ore form or production from the time of placement on heap leach pads. Mineral rights represent those rights not linked to any specific operation.

Cost is determined on the following basis:
* Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.
* Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.
* Mineral rights are valued at the lower of cost and net realisable value.

Net realisable value is determined with reference to current market prices.

9. Financial instruments

Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1. Investments

Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity and are released to the income statement when the investments are sold; (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are recognised at cost less accumulated impairment losses.

9.2. Derivative financial instruments
The Group's general policy with regards to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:
- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption. A normal purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders' equity. Where the forecasted transaction or firm commitment results in the recognition of a non financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings, or when the related derivative financial instrument is closed-out.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exemption under IAS 39 is deferred until settlement.

9.3. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.

The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Bank overdrafts are included within current liabilities in the balance sheet.

Accounting policies *(continued)*



9.4. Trade receivables

Trade receivables are carried at anticipated realisable value that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

10. Provisions

Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable. Borrowings are subsequently stated at amortised cost.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method. The debt component of the Mvela loan was determined using a market related cost of debt. This amount is recorded as a liability and is amortised against actual payments made over the life of the loan. The balance of the Mvela loan is included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement on the liability for at least 12 months after the balance sheet date.

12. Environmental obligations

Long-term environmental obligations are based on the Group's environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

For the South African operations annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the Department of Minerals and Energy. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.

13. Employee benefits

13.1. Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contribution funds are charged against income as incurred.

These funds are governed by the Pension Fund Act of 1956, as amended.

13.2. Post-retirement health care costs

Medical cover is provided through a number of different schemes. Post-retirement health care in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees. The Group has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

14. Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured.

Revenue comprises the value of gold sold.

15.1 Revenue arising from gold and silver sales is recognised when the title, risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

15.2 Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.

15.3 Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.4 Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

16. Dividends declared

Dividends and the related taxation thereon are recognised only when such dividends are declared.

17. Earnings/(loss) per share

Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

18. Segmental reporting

The Group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

19. Comparatives

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.

20. Additional US Dollar financial information

The translation of the financial statements into US Dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders' equity.

This information is provided as supplementary information for convenience purposes only.

Group income statement

for the year ended 30 June 2005



Figures in millions unless otherwise stated

United States Dollars					South African Rand	
2004	**2005**				**2005**	2004
1,706.2	**1,893.1**	Revenue	1		**11,756.3**	11,772.8
1,549.9	**1,768.5**	Cost of sales	2		**10,982.7**	10,694.0
156.3	**124.6**	Operating profit			**773.6**	1,078.8
19.4	**29.1**	Investment income	3		**181.1**	133.7
(3.9)	**(15.9)**	Finance expense	4		**(98.9)**	(26.8)
27.4	**4.9**	Unrealised gain on financial instruments			**30.4**	189.0
(8.7)	**50.5**	Realised gain/(loss) on financial instruments			**313.6**	(60.0)
5.6	**(4.3)**	Other operating (costs)/income			**(26.6)**	38.4
(28.5)	**(31.8)**	Exploration expense			**(197.4)**	(196.5)
(0.4)	**(1.8)**	Share of results of associate after tax			**(11.4)**	(2.9)
(61.8)	**(42.0)**	Impairment of assets	5		**(260.9)**	(426.2)
13.9	**8.1**	Profit on disposal of investments			**50.3**	95.6
—	**7.5**	Profit on disposal of exploration rights			**46.6**	—
—	**(50.8)**	Harmony hostile bid costs			**(315.5)**	—
—	**(9.3)**	IAMGold transaction costs			**(57.9)**	—
27.1	**—**	Profit on disposal of mineral rights			**—**	187.2
—	**(2.8)**	Impairment of critical spares – St Ives			**(17.2)**	—
(0.7)	**(0.8)**	Premium on retirement of health care obligations			**(4.8)**	(5.0)
(3.6)	**—**	Write-off of mineral rights			**—**	(24.8)
(0.4)	**0.8**	Other income/(costs)			**4.7**	(2.5)
141.7	**66.0**	Profit before taxation	6		**409.7**	978.0
(8.7)	**(16.3)**	Mining and income tax	7		**(101.5)**	(60.5)
133.0	**49.7**	Profit after taxation			**308.2**	917.5
(21.7)	**(20.7)**	Minority shareholders' interest			**(128.5)**	(149.9)
111.3	**29.0**	Net earnings			**179.7**	767.6
23	**10**	Headline earnings per share – cents	8.1		**59**	157
23	**6**	Basic earnings per share – cents	8.2		**37**	158
23	**10**	Diluted headline earnings per share – cents	8.3		**59**	156
23	**6**	Diluted basic earnings per share – cents	8.4		**36**	157
19	**11**	Dividends per share – cents	9		**70**	140

The accompanying notes form an integral part of these financial statements

Group balance sheet

at 30 June 2005



Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
2004	2005			2005	2004
		ASSETS			
2,762.6	**2,770.0**	**Non-current assets**		**18,558.7**	17,403.7
2,512.5	**2,531.3**	Property, plant and equipment	10	**16,959.5**	15,828.5
0.4	**2.8**	Investment in associate	11	**18.8**	2.5
126.8	**145.4**	Investments	12	**974.0**	798.7
52.6	**58.1**	Environmental trust fund	13	**389.0**	331.4
70.3	**32.4**	Non-current portion of financial instruments	14	**217.4**	442.6
920.5	**811.8**	**Current assets**		**5,438.7**	5,799.3
106.7	**130.3**	Inventories	15	**872.9**	672.2
111.3	**116.3**	Accounts receivable	16	**779.5**	700.9
9.2	**14.7**	Deferred stripping costs		**97.5**	58.2
37.0	**46.8**	Current portion of financial instruments	14	**313.8**	233.5
656.3	**503.7**	Cash and cash equivalents	17	**3,375.0**	4,134.5
3,683.1	**3,581.8**	**Total assets**		**23,997.4**	23,203.0
		EQUITY AND LIABILITIES			
2,372.9	**2,347.0**	Shareholders' equity per statement		**15,724.6**	14,949.3
105.2	**120.8**	Minority interests	18	**809.5**	662.9
879.1	**799.3**	**Non-current liabilities**		**5,355.7**	5,538.2
529.5	**485.0**	Deferred taxation	19	**3,249.8**	3,336.1
226.8	**175.5**	Long-term liabilities	20	**1,176.0**	1,428.6
122.8	**138.8**	Long-term provisions	21	**929.9**	773.5
325.9	**314.7**	**Current liabilities**		**2,107.6**	2,052.6
278.9	**253.8**	Accounts payable	22	**1,699.3**	1,756.6
14.2	**18.0**	Taxation		**120.8**	89.3
32.8	**42.9**	Current portion of long-term liabilities	20	**287.5**	206.7
3,683.1	**3,581.8**	**Total equity and liabilities**		**23,997.4**	23,203.0

The accompanying notes form an integral part of these financial statements

Group statement of changes in shareholders' equity

for the year ended 30 June 2005



Figures in millions unless otherwise stated

	Number of ordinary shares issued	Ordinary share capital	Share premium	Equity portion of Mvela loan	Foreign currency translation adjustment	Fair value adjustment reserve	Retained earnings	Total shareholders' equity
South African rand								
Balance at 30 June 2003	472,364,872	236.2	7,736.3	—	39.9	192.8	3,090.3	11,295.5
Net income	—	—	—	—	—	—	767.6	767.6
Dividends	—	—	—	—	—	—	(669.1)	(669.1)
Exercise of employee share options	1,300,977	0.6	25.6	—	—	—	—	26.2
Proceeds from private capital raising	17,250,000	8.6	1,480.5	—	—	—	—	1,489.1
Shares issued relating to acquisition of APP	564,841	0.3	60.1	—	—	—	—	60.4
Equity portion of Mvela loan	—	—	—	2,453.6	—	—	—	2,453.6
Mvela loan deferred taxation effect	—	—	—	676.6	—	—	—	676.6
Mark-to-market loss on listed investments	—	—	—	—	—	(35.1)	—	(35.1)
Realised gain on disposal of listed investments	—	—	—	—	—	(84.7)	—	(84.7)
Other	11,830	—	0.9	—	—	—	—	0.9
Foreign exchange translation	—	—	—	—	(1,031.7)	—	—	(1,031.7)
Balance at 30 June 2004	491,492,520	245.7	9,303.4	3,130.2	(991.8)	73.0	3,188.8	14,949.3
Effect of adopting IFRS3 – release of negative goodwill (note 1)	—	—	—	—	—	—	52.6	52.6
Balance at 30 June 2004 – restated	491,492,520	245.7	9,303.4	3,130.2	(991.8)	73.0	3,241.4	15,001.9
Net income	—	—	—	—	—	—	179.7	179.7
Dividends	—	—	—	—	—	—	(344.5)	(344.5)
Exercise of employee share options	801,706	0.4	21.7	—	—	—	—	22.1
Mark-to-market loss on listed investments	—	—	—	—	—	55.8	—	55.8
Realised gain on disposal of listed investments	—	—	—	—	—	9.6	—	9.6
Foreign exchange translation	—	—	—	—	800.0	—	—	800.0
Balance at 30 June 2005	492,294,226	246.1	9,325.1	3,130.2	(191.8)	138.4	3,076.6	15,724.6
United States Dollars								
Balance at 30 June 2003	472,364,872	38.5	1,254.0	—	(280.5)	16.9	421.1	1,450.0
Net income	—	—	—	—	—	—	111.3	111.3
Dividends	—	—	—	—	—	—	(92.6)	(92.6)
Exercise of employee share options	1,300,977	0.1	3.7	—	—	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	—	—	215.9
Shares issued relating to acquisition of APP	564,841	—	8.7	—	—	—	—	8.7
Equity portion of Mvela loan	—	—	—	355.6	—	—	—	355.6
Mvela loan deferred taxation effect	—	—	—	98.1	—	—	—	98.1
Mark-to-market loss on listed investments	—	—	—	—	—	(5.1)	—	(5.1)
Realised gain on disposal of listed investments	—	—	—	—	—	(12.3)	—	(12.3)
Other	11,830	—	0.1	—	—	—	—	0.1
Foreign exchange translation	—	—	—	—	239.4	—	—	239.4
Balance at 30 June 2004	491,492,520	39.9	1,481.1	453.7	(41.1)	(0.5)	439.8	2,372.9
Effect of adopting IFRS3 – release of negative goodwill (note 1)	—	—	—	—	—	—	8.5	8.5
Balance at 30 June 2004 – restated	491,492,520	39.9	1,481.1	453.7	(41.1)	(0.5)	448.3	2,381.4
Net income	—	—	—	—	—	—	29.0	29.0
Dividends	—	—	—	—	—	—	(54.5)	(54.5)
Exercise of employee share options	801,706	0.1	3.5	—	—	—	—	3.6
Mark-to-market loss on listed investments	—	—	—	—	—	9.0	—	9.0
Realised gain on disposal of listed investments	—	—	—	—	—	1.5	—	1.5
Foreign exchange translation	—	—	—	—	(23.0)	—	—	(23.0)
Balance at 30 June 2005	492,294,226	40.0	1,484.6	453.7	(64.1)	10.0	422.8	2,347.0

The accompanying notes form an integral part of these financial statements

Group cash flow statement

for the year ended 30 June 2005



Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
2004	2005			2005	2004
149.8	**215.6**	**Cash flows from operating activities**		**1,336.4**	1,003.2
291.2	**317.1**	Cash generated by operations	23	**1,969.2**	2,009.2
15.6	**24.8**	Investment and interest income		**153.8**	107.8
26.0	**(1.8)**	Change in working capital	24	**(11.2)**	179.6
332.8	**340.1**	Cash generated by operating activities		**2,111.8**	2,296.6
(14.7)	**(14.3)**	Interest paid		**(89.1)**	(101.7)
(75.7)	**(38.4)**	Tax paid	25	**(230.6)**	(522.6)
242.4	**287.4**	Net cash from operations		**1,792.1**	1,672.3
(92.6)	**(71.8)**	Dividends paid	26	**(455.7)**	(669.1)
(444.2)	**(354.3)**	**Cash flows from investing activities**		**(2,199.4)**	(3,066.0)
(417.4)	**(348.4)**	Additions to property, plant and equipment		**(2,163.8)**	(2,880.1)
		Proceeds on disposal of property, plant			
56.8	**10.2**	and equipment		**63.6**	391.7
(102.4)	**(30.4)**	Purchase of investments		**(188.5)**	(706.9)
29.3	**18.6**	Proceeds on disposal of investments		**115.7**	201.9
—	**7.5**	Proceeds on disposal of exploration rights		**46.6**	—
(6.0)	**(6.5)**	Environmental trust fund and rehabilitation payments		**(40.3)**	(41.1)
(4.5)	**(5.3)**	Post-retirement health care payments		**(32.7)**	(31.5)
774.8	**(9.1)**	**Cash flows from financing activities**		**(56.9)**	5,417.8
350.5	**—**	Equity portion of Mvela loan		**—**	2,453.6
236.2	**—**	Debt portion of Mvela loan		**—**	1,653.4
9.1	**17.9**	Increase in minority funding		**110.9**	88.6
	2.7	Long-term loans raised		**16.9**	—
(40.7)	**(33.3)**	Long-term and short-term loans repaid		**(206.8)**	(294.0)
219.7	**3.6**	Shares issued		**22.1**	1,516.2
480.4	**(147.8)**	Net cash (utilised)/generated		**(919.9)**	3,355.0
42.3	**(4.8)**	Translation adjustment		**160.4**	(261.3)
133.6	**656.3**	Cash and cash equivalents at beginning of the year		**4,134.5**	1,040.8
656.3	**503.7**	Cash and cash equivalents at end of the year		**3,375.0**	4,134.5

The accompanying notes form an integral part of these financial statements

Notes to financial statements

for the year ended 30 June 2005



Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2004	2005			2005	2004
		1.	**Revenue**		
			Revenue from mining operations		
1,706.2	**1,893.1**		– Spot sales	**11,756.3**	11,772.8
1,706.2	**1,893.1**		**Total revenue**	**11,756.3**	11,772.8
		2.	**Cost of sales**		
1,343.6	**1,507.6**		Working costs	**9,362.0**	9,270.8
20.3	**22.5**		Corporate administration expenditure	**140.0**	140.0
1,363.9	**1,530.1**		Operating costs	**9,502.0**	9,410.8
6.8	**(5.1)**		Gold inventory change	**(31.4)**	46.9
179.2	**243.5**		Amortisation and depreciation	**1,512.1**	1,236.3
1,549.9	**1,768.5**		**Total cost of sales**	**10,982.7**	10,694.0
		3.	**Investment income**		
2.3	**2.8**		Dividends received	**17.6**	15.7
3.8	**4.4**		Interest received – environmental rehabilitation trust fund	**27.3**	25.9
13.3	**21.9**		Interest received – other	**136.2**	92.1
19.4	**29.1**		**Total investment income**	**181.1**	133.7
		4.	**Finance expense**		
(5.8)	**(13.6)**		Net interest paid – Mvela loan	**(84.5)**	(40.0)
(9.0)	**(0.7)**		Interest paid – other	**(4.6)**	(61.7)
11.4	**2.7**		Realised exchange gain on foreign debt, net of cash	**16.9**	78.6
3.6	**—**		Unrealised exchange gain on foreign debt, net of cash	**—**	24.6
(2.4)	**(3.1)**		Environmental rehabilitation interest charge	**(19.1)**	(16.5)
(1.7)	**(1.2)**		Post-retirement health care interest charge	**(7.6)**	(11.8)
(3.9)	**(15.9)**		**Total finance expense**	**(98.9)**	(26.8)



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**	Notes	**2005**	2004
		5. Impairment of assets		
—	**20.0**	Beatrix – North and South sections	**124.0**	—
—	**8.4**	Living Gold	**52.3**	—
61.8	**—**	Beatrix – West section	**—**	426.2
—	**2.0**	Driefontein – 10 shaft	**12.3**	—
—	**1.8**	Kloof – No. 3 Metallurgical plant	**11.4**	—
—	**9.8**	St Ives – Old mill	**60.9**	—
61.8	**42.0**	**Total impairment**	**260.9**	426.2

The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of "value in use" or "fair value less cost to sell".

The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:

- a gold price of R92,000 per kilogram for the South African operations, US$420 per ounce for the Ghanaian operations and AU$560 per ounce for the Australian operations;
- the extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves, and
- operating costs and capital expenditure estimates as per the most recent life of mine plan.

The fair value of the asset is determined by applying a derived pre-tax market multiple that is determined with reference to the market price of Gold Fields. This multiple, which is expressed as a factor, is then multiplied by the discounted cash flow valuation of each asset, on a pre-tax basis, expressed in rand million. The discounted cash flow is determined at a real discount rate of 5 per cent.



Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
2004	2005			2005	2004
		5. Impairment of assets *(continued)*			
		Beatrix North and South sections			
		Based on the assumptions and estimates above, the recoverable amount of R1,967 million at Beatrix, based on fair value less cost to sell, resulted in an impairment charge of R 124 million. Of the R124 million impairment charge, R60 million is included within the Beatrix segment and R64 million in the Corporate and other segment.			
		Beatrix is a relatively low grade mine and therefore is very sensitive to changes in its cost profile. Changes in the cost profile affects the pay-limit, which in turn affects the quantum of reserves.			
		During fiscal 2005, there were cost increases at Beatrix which resulted in an increase in the pay-limit. Due to the increase in the pay-limit, certain reserves at 2 shaft and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 reserve calculation. In addition, due to the restructuring at 2 shaft, certain sections were closed which resulted in a further decrease in reserves from fiscal 2004. The reduction in reserves in fiscal 2005 as a result of these two factors was the main reason for the loss in value and therefore the impairment charge.			
		Living Gold			
		An impairment charge was incurred at Living Gold, the Rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long-term exchange rate of R8.51 to the euro and a discounted cash flow valuation at a real discount rate of 10 per cent. This resulted in an impairment charge of R52.3 million which is included within the Corporate and other segment.			
		Other			
		Due to the closure of certain infrastructure in the group, additional assets were impaired:			
		– at Driefontein, the No. 10 shaft was closed, resulting in an impairment of R12.3 million;			
		– at Kloof, the No. 3 Metallurgical plant was closed, resulting in an impairment of R11.4 million; and			
		– at St Ives, the old mill was closed, resulting in an impairment of R60.9 million.			
		6. Included in Profit before taxation are the following:			
		Expenses			
		Auditors' remuneration			
0.7	**1.0**	– audit fee		**6.3**	4.9
0.2	**0.9**	– other		**5.6**	1.5
6.0	**7.2**	Environmental rehabilitation inflation adjustment		**44.6**	41.6
0.9	**0.9**	Operating lease charge – corporate office		**5.5**	5.9



Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2004	2005			2005	2004
		7.	**Mining and income tax**		
			The components of mining and income tax are the following:		
			South African taxation		
(1.7)	**(0.1)**		– mining tax	**(0.4)**	(11.7)
(2.2)	**(0.1)**		– non-mining tax	**(0.5)**	(15.3)
(4.7)	**(12.4)**		– company and capital gains tax	**(77.6)**	(33.0)
—	**(0.8)**		– prior year adjustment – current tax	**(5.0)**	—
59.8	**18.5**		– deferred	**115.0**	412.7
			Foreign taxation		
(4.1)	**(6.9)**		– current	**(43.3)**	(9.5)
(17.2)	**(21.8)**		– foreign levies and royalties	**(135.3)**	(137.1)
(38.6)	**7.3**		– deferred	**45.6**	(266.6)
(8.7)	**(16.3)**		**Total mining and income tax**	**(101.5)**	(60.5)
			South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate of 37.0% (2004: 38.0%). Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the group's income tax provision to differ from the maximum statutory mining tax rate of 45.0% (2004: 46.0%) were:		
			Tax on profit before taxation at maximum South African mining statutory tax rate	**(184.3)**	(449.9)
			Rate adjustment to reflect the company tax rate in South Africa of 29.0%, (2004: 30.0%) tax rate in Ghana of 30.25% (2004: 32.5%) and tax rate in Australia of 30.0% (2004: 30.0%)	**194.6**	277.2
			South African mining tax formula rate adjustment	**71.2**	48.0
			Ghanaian tax rate adjustment	**53.1**	—
			Net non-taxable income and non-deductible expenditure	**(214.3)**	146.8
			Foreign levies and royalties	**(135.3)**	(137.1)
			Australian tax benefit arising from tax consolidation	**166.3**	—
			Deferred tax asset not recognised	**(33.2)**	—
			Other	**(19.6)**	54.5
			Income and mining tax expense	**(101.5)**	(60.5)



7. **Mining and income tax** *(continued)*

7.1 South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.

South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

The formula for determining South African mining tax is:

$Y = 45 – 225/X$ (2004: $Y = 46 – 230/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

7.2 Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 37.0% (2004: 38.0%).

7.3 South African company tax, for non-mining companies in the group, is determined at a rate of 29.0% (2004: 30.0%).

7.4 Company tax at Gold Fields Ghana Limited and Abosso Gold Fields Limited is determined at a rate of 28.0% (2004: 32.5%). However, as the tax rate change was effective 1 January 2005, an average of 30.25% was applied in fiscal 2005.

7.5 Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0% (2004: 30.0%).

7.6 Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book values and tax values of assets and liabilities.

7.7 At 30 June 2005 the group had the following amounts available for set-off against future income:

– unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of R2,258.6 million (2004: R1,977.6 million). This comprises R Nil (2004: R11.9 million) at the Driefontein operation, R417.9 million (2004: R233.2 million) at the Kloof operation and R1,840.7 million (2004: R1,732.5 million) at the Beatrix operation.

– estimated and assessed losses at GFI Mining South Africa (Pty) Limited of R49.4 million (2004: R52.7 million). This comprises R1.3 million (2004: R Nil) at the Kloof operation and R48.1 million (2004: R52.7 million) at the Beatrix operation.

These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

– estimated tax losses at Gold Fields Shared Services (Pty) Limited of R44.5 million (2004: R15.1 million).

– estimated tax losses at Orogen Investment SA (Luxembourg) of US$120.2 million (2004:US$ 121.8 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indefinitely. All losses incurred by Orogen Investment SA (Luxembourg) were incurred subsequent to 31 December 1990.

– estimated tax losses at Gold Fields Australia (Pty) Limited of A$239.3 million (2004: A$75.0 million). These estimated tax losses do not have an expiration date.

– estimated capital allowances at Gold Fields Ghana Limited of US$73.3 million (2004: US$116.2 million) and Abosso Goldfields Limited of US$ Nil (2004: US$8.4 million), respectively. These estimated capital allowances do not have an expiration date.



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		8. Earnings per share		
23	**10**	**8.1 Headline earnings per share – cents**	**59**	157
		Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary shareholders of R291.3 million (2004: R763.2 million) and 491,987,508 (2004: 485,020,966) shares being the weighted average number of ordinary shares in issue during the year.		
		Net earnings is reconciled to headline earnings as follows:		
111.3	**28.9**	Net earnings	**179.7**	767.6
61.8	**42.0**	Impairment of assets	**260.9**	426.2
(16.1)	**(8.3)**	Taxation effect of impairment of assets	**(51.7)**	(111.3)
(27.1)	**—**	Profit on disposal of mineral rights	**—**	(187.2)
(7.7)	**—**	Taxation effect of disposal of mineral rights	**—**	(53.0)
(13.9)	**(8.1)**	Profit on disposal of investments	**(50.3)**	(95.6)
2.8	**0.5**	Taxation effect of profit on disposal of investments	**3.1**	19.2
—	**(7.5)**	Profit on disposal of exploration assets	**(46.6)**	—
(0.5)	**(0.6)**	Asset sales after tax adjustments	**(3.8)**	(2.7)
110.6	**46.9**	Headline earnings	**291.3**	763.2
23	**6**	**8.2 Basic earnings per share – cents**	**37**	158
		Basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R179.7 million (2004: R767.6 million) and 491,987,508 (2004: 485,020,966) shares being the weighted average number of ordinary shares in issue during the year.		
23	**10**	**8.3 Diluted headline earnings per share – cents**	**59**	156
		Diluted headline earnings per share is calculated on the basis of headline earnings attributable to ordinary shareholders of R291.3 million (2004: R763.2 million) and 493,690,893 (2004: 487,698,431) shares being the diluted number of ordinary shares in issue during the year.		
		The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
		Weighted average number of shares	**491,987,508**	485,020,966
		Share options in issue	**1,703,385**	2,677,465
		Diluted number of ordinary shares	**493,690,893**	487,698,431
23	**6**	**8.4 Diluted basic earnings per share – cents**	**36**	157
		Diluted basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R179.7 million (2004: R767.6 million) and 493,690,893 (2004: 487,698,431) shares being the diluted number of ordinary shares in issue during the year.		
		9. Dividends		
63.2	**29.5**	2004 Final dividend of 40 cents per share (2003: 100 cents) declared on 13 August 2004 and paid on 23 August 2004.	**196.8**	472.4
29.4	**25.0**	2005 Interim dividend of 30 cents per share (2004: 40 cents) declared on 18 February 2005 and paid on 28 February 2005	**147.7**	196.7
92.6	**54.5**	**Total dividends**	**344.5**	669.1



Figures in millions unless otherwise stated

United States Dollars					South African Rand		
Land, mineral rights and rehabilitation assets	Mine development and infrastructure	Total			Total	Mine development and infrastructure	Land, mineral rights and rehabilitation assets
			10.	**Property, plant and equipment**			
				30 June 2005			
				Cost			
401.0	3,840.5	4,241.5		Balance at beginning of the year	26,721.7	24,195.6	2,526.1
(3.5)	185.4	181.9		Reclassification	1,129.8	1,151.5	(21.7)
14.8	333.6	348.4		Additions	2,163.8	2,071.9	91.9
(4.5)	(16.2)	(20.7)		Disposals	(128.9)	(100.7)	(28.2)
15.8	—	15.8		Additions to rehabilitation assets	98.0	—	98.0
				Effect of adopting IFRS 3 – release			
—	4.0	4.0		of negative goodwill	24.9	24.9	—
—	7.1	7.1		Deferred stripping costs reclassified	44.1	44.1	—
19.7	(176.7)	(157.0)		Translation adjustment	907.6	603.6	304.0
443.3	**4,177.7**	**4,621.0**		**Balance at end of the year**	**30,961.0**	**27,990.9**	**2,970.1**
				Accumulated depreciation			
158.8	1,570.2	1,729.0		Balance at beginning of the year	10,893.2	9,893.0	1,000.2
—	181.9	181.9		Reclassification	1,129.8	1,129.8	—
17.6	225.9	243.5		Charge for the year	1,512.1	1,402.8	109.3
(0.1)	(11.3)	(11.4)		Disposals	(70.9)	(70.1)	(0.8)
0.9	41.1	42.0		Impairment	260.9	255.1	5.8
1.6	(96.9)	(95.3)		Translation adjustment	276.4	192.6	83.8
178.8	**1,910.9**	**2,089.7**		**Balance at end of the year**	**14,001.5**	**12,803.2**	**1,198.3**
264.5	**2,266.8**	**2,531.3**		**Carrying value at end of the year**	**16,959.5**	**15,187.7**	**1,771.8**
				30 June 2004			
401.0	3,840.5	4,241.5		Cost	26,721.7	24,195.6	2,526.1
158.8	1,570.2	1,729.0		Accumulated depreciation	10,893.2	9,893.0	1,000.2
242.2	2,270.3	2,512.5		Carrying value at end of the year	15,828.5	14,302.6	1,525.9



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		11. Investment in associate		
		The group has a 33.1% interest in Rand Refinery Limited, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products which are sourced from inter alia South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.		
		Investment in associate consists of:		
1.9	**2.9**	Unlisted shares at cost	**19.4**	19.4
—	**4.1**	Effect of adopting IFRS3 – release of negative goodwill	**27.7**	—
(0.9)	**(2.1)**	Share of accumulated losses brought forward	**(16.9)**	(8.3)
(0.4)	**(1.8)**	Loss after taxation	**(11.4)**	(2.9)
(0.8)	**—**	Dividends	**—**	(5.7)
0.6	**(0.3)**	Translation adjustments	**—**	—
0.4	**2.8**	**Total investment in associate**	**18.8**	2.5
		The group's effective share of balance sheet items in its associate is as follows:		
8.9	**8.7**	Non-current assets	**58.3**	55.9
4.3	**2.1**	Current assets	**14.4**	27.0
13.2	**10.8**	**Total assets**	**72.7**	82.9
0.8	**0.4**	Non-current liabilities	**2.8**	4.6
1.7	**2.1**	Current liabilities	**13.8**	10.8
2.5	**2.5**	**Total equity and liabilities**	**16.6**	15.4
10.7	**8.3**	**Net assets**	**56.1**	67.5
		Reconciliation of the total investment in associate with net assets:		
10.7	**8.4**	Net assets	**56.1**	67.5
—	**(5.6)**	Fair value adjustment*	**(37.3)**	(37.3)
(10.3)	**—**	Negative goodwill	**—**	(27.7)
0.4	**2.8**	Carrying value	**18.8**	2.5
		*The investment in associate was fair valued at 1 July 2002, the date when significant influence was obtained.		
		12. Investments		
		Listed		
81.9	**87.4**	Cost less permanent write-downs	**585.3**	515.7
11.5	**20.7**	Net unrealised gain on revaluation	**138.4**	73.0
93.4	**108.1**	Book value	**723.7**	588.7
93.4	**108.1**	Market value	**723.7**	588.7
		Unlisted		
32.3	**30.3**	Book value and directors' valuation	**203.3**	203.5
125.7	**138.4**	Total listed and unlisted investments	**927.0**	792.2
1.1	**7.0**	Loans advanced	**47.0**	6.5
126.8	**145.4**	**Total investments**	**974.0**	798.7

All investments are classified as available for sale. Details of major investments are given on pages 176 and 177



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		13. Environmental trust fund		
		Gold Fields Mining Environmental Trust Fund		
35.3	**52.6**	Balance at beginning of the year	**331.4**	275.0
4.4	**4.9**	Contributions made during the year	**30.3**	30.5
3.8	**4.4**	Interest earned during the year	**27.3**	25.9
9.1	**(3.8)**	Translation adjustment	**—**	—
52.6	**58.1**	Balance at end of the year	**389.0**	331.4
		The proceeds from this fund are intended to fund environmental rehabilitation obligations of the group's South African mines and they are not available for the general purposes of the group. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions (refer note 21.2)		
		14. Financial instruments		
107.3	**79.2**	Gross amount	**531.2**	676.1
(37.0)	**(46.8)**	Current portion included in current assets	**(313.8)**	(233.5)
		Total non-current portion of amount owing on close-out of		
70.3	**32.4**	**financial instruments**	**217.4**	442.6
		The amount owing on the close-out of financial instruments relates to the close-out of the Australian dollar/United States dollar financial instruments on 7 January 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/A$. These transactions locked in a gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.		
		On 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147.0 million, based on a spot rate of 0.7158 US$/A$. Payments against this settlement are receivable on a quarterly basis with the last payment due on 29 December 2006.		
		15. Inventories		
74.1	**80.3**	Gold-in-process	**537.6**	466.9
32.0	**49.3**	Consumable stores	**330.4**	201.4
0.6	**0.7**	Mineral rights	**4.9**	3.9
106.7	**130.3**	**Total inventories**	**872.9**	672.2

Figures in millions unless otherwise stated



United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		16. Accounts receivable		
31.4	**43.8**	Gold sale trade receivables	**293.3**	198.1
14.0	**11.6**	Other trade receivables	**77.5**	88.3
2.0	**2.0**	Deposits	**13.6**	12.6
1.6	**0.4**	Interest receivable	**3.0**	9.8
36.4	**18.0**	Value added tax	**120.6**	228.9
3.2	**4.9**	Payroll debtors	**33.0**	20.4
6.9	**11.0**	Pre-paid expenses	**74.0**	43.6
—	**1.3**	Financial instrument debtors	**8.9**	—
—	**12.0**	Capitalised project costs to be transferred to investments	**80.1**	—
—	**2.6**	Rand Mutual Assurance refund	**17.5**	—
15.8	**8.7**	Other	**58.0**	99.2
111.3	**116.3**	**Total accounts receivable**	**779.5**	700.9
		17. Cash and cash equivalents		
4.8	**7.4**	Cash at bank and on hand	**49.9**	30.3
651.5	**496.3**	Short-term deposits	**3,325.1**	4,104.2
656.3	**503.7**		**3,375.0**	4,134.5
		18. Minority interests		
85.8	**98.9**	Balance at beginning of the year	**662.9**	668.2
21.7	**20.7**	Share of profit after taxation	**128.5**	149.9
—	**(17.9)**	Dividends paid	**(111.2)**	—
(29.1)	**—**	Arising on acquisition of minorities in Arctic Platinum	**—**	(200.8)
(2.7)	**(2.2)**	Loans repaid during the year	**(13.9)**	(18.8)
15.6	**20.1**	Loans advanced during the year	**124.8**	107.4
13.9	**1.2**	Translation adjustment	**18.4**	(43.0)
105.2	**120.8**	Balance at end of the year	**809.5**	662.9
		19. Deferred taxation		
		The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:		
		Deferred taxation liabilities		
833.1	**780.0**	– Mining assets	**5,226.1**	5,248.7
21.7	**23.2**	– Investment in environmental trust fund	**155.6**	136.8
23.1	**21.9**	– Financial instruments	**146.7**	145.6
2.8	**6.4**	– Inventories	**43.1**	17.4
5.9	**9.3**	– Other	**62.6**	37.2
886.6	**840.8**	**Gross deferred taxation liabilities**	**5,634.1**	5,585.7
		Deferred taxation assets		
(65.3)	**(58.6)**	– Provisions	**(392.3)**	(411.2)
(101.4)	**(76.9)**	– Loans	**(515.5)**	(638.9)
(23.7)	**(65.0)**	– Tax losses	**(435.5)**	(149.5)
(166.7)	**(155.3)**	– Unredeemed capital expenditure	**(1,041.0)**	(1,050.0)
529.5	**485.0**	**Net deferred taxation liabilities**	**3,249.8**	3,336.1
549.4	**529.5**	Balance at beginning of the year	**3,336.1**	4,279.6
(98.1)	**—**	Deferred tax effect of the Mvela transaction recorded in equity	**—**	(676.6)
(21.2)	**(25.9)**	Transferred through the income statement	**(160.6)**	(146.1)
99.4	**(18.6)**	Translation adjustment	**74.3**	(120.8)
529.5	**485.0**	Balance at end of the year	**3,249.8**	3,336.1



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		20. Long-term liabilities		
		– Debt component of Mvela loan		
		On 17 March 2004, Mvelaphanda Gold (Pty) Limited, a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited. The loan bears interest at a fixed rate of 10.57% nominal annual compouded semi-annually. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance on 17 March 2009. All payments under this loan have been guaranteed by Gold Fields Limited and two of its offshore subsidiaries.		
		On the date the loan is repaid, Mvelaphanda Gold (Pty) Limited will subscribe for new shares in GFI Mining South Africa (Pty) Limited such that after the subscription it will own 15 percent of the enlarged equity of GFI Mining South Africa (Pty) Limited.		
		The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.		
		The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders' equity.		
		The debt component of the Mvela loan is amortised against payments of interest on the loan of R4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.		
		During 2004, GFI Mining South Africa (Pty) Limited entered into two interest rate swaps, an amortising and an accreting swap. The amortising swap for R1,653.0 million reflects the profile of the debt component of the Mvela loan and was designated as a fair value hedge. The accreting swap for R2,486.0 million accretes to R4,139.0 million over five years and is regarded as a derivative and is thus marked to market. The fixed rate receivable on these interest rate swaps was equal to the interest rate payable on the loan from Mvelaphanda Gold (Pty) Limited and the floating rate payable was the three month JIBAR rate plus a margin of 1.025%. (Refer note 33)		
		On 3 June 2005, the interest rate swap was closed-out resulting in a gain of R317.0 million since inception. GFI Mining South Africa (Pty) Limited now reverts to the fixed interest rates referred to above. Of the R317.0 million, R225.0 million was accounted for as a gain on financial instruments and the balance of R92.0 million was accounted for as a credit to interest paid on the Mvela loan.		



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		20. Long-term liabilities *(continued)*		
		– Debt component of Mvela loan *(continued)*		
595.2	**595.2**	Loan advanced	**4,107.0**	4,107.0
(355.6)	**(355.6)**	Equity component	**(2,453.6)**	(2,453.6)
239.6	**239.6**	Debt component on initial recognition	**1,653.4**	1,653.4
(2.6)	**(2.6)**	Fair value adjustment in relation to amortising interest rate swap	**(18.1)**	(18.1)
—	**2.7**	Fair value adjustment in relation to amortising interst rate swap reversed to earnings on close-out of interest rate swap	**18.1**	—
—	**(30.9)**	Loan repayments during the year	**(206.8)**	—
22.6	**(7.1)**	Translation adjustment	**—**	—
259.6	**215.9**	Fair value of debt component at end of year	**1,446.6**	1,635.3
		The fair value adjustment in relation to the amortising interest rate swap was calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three-month JIBAR rate plus a margin of 1.025%.		
		– Industrial Development Corporation loan		
—	**2.5**	Loan advanced	**16.9**	—
		On 28 May 2004, Living Gold (Pty) Limited ("Living Gold"), a subsidiary of GFI Mining South Africa (Pty) Limited entered into an agreement with the Industrial Development Corporation of South Africa Limited ("IDC") in terms of which IDC agreed to provide a loan facility of R 16.6 million. On 24 November 2004, Living Gold drew down the full amount of the facility.		
		In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at 30 June 2005 was 10.5%. The loan is repayable in 96 equal monthly instalments beginning 1 July 2006.		
259.6	**218.4**	**Gross long-term liabilities**	**1,463.5**	1,635.3
(32.8)	**(42.9)**	Current portion included in current liabilities	**(287.5)**	(206.7)
226.8	**175.5**	**Total long-term liabilities**	**1,176.0**	1,428.6



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		21. Long-term provisions		
9.2	**3.6**	**21.1 Post-retirement health care costs**	**24.1**	58.1
		The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. During financial 2005 approximately 21 percent (2004: 6 percent) of these pensioners and dependants were bought out of the scheme at a 15 percent premium to the latest actuarial valuation. The remaining obligation was actuarially valued at 30 June 2005 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.		
		The following table sets forth the funded status and amounts recognised by the group for post-retirement health care costs:		
8.6	**2.8**	Actuarial present value	**18.8**	54.4
—	**—**	Plan assets at fair value	**—**	—
8.6	**2.8**	Accumulated benefit obligation in excess of plan assets	**18.8**	54.4
—	**—**	Unrecognised prior service costs	**—**	—
—	**—**	Unrecognised actuarial (gains)/losses	**—**	—
8.6	**2.8**	Post-retirement health care liability	**18.8**	54.4
		Benefit obligation reconciliation		
11.6	**9.2**	Balance at beginning of the year	**58.1**	90.7
1.7	**1.2**	Interest charge	**7.6**	11.8
(0.6)	**(0.4)**	Payments during the year	**(2.5)**	(4.4)
(2.6)	**(2.2)**	Benefits forfeited	**(13.7)**	(17.9)
0.7	**0.8**	Premium on buy-out of pensioners and dependants	**4.8**	5.0
(3.9)	**(4.9)**	Buy-out of pensioners and dependants	**(30.2)**	(27.1)
2.3	**(0.1)**	Translation adjustments	**—**	—
9.2	**3.6**	Balance at end of the year	**24.1**	58.1
		The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2004: 11%) and a discount rate of 9% per annum (2004: 13%). Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.		
		A one percentage point increase in assumed health care trend rates would have increased interest cost for 2005 by R0.7 million (9.4%) (2004: R1.3 million (10.8%). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2005 would have been an increase of R2.3 million (9.6%) (2004: R5.4 million (9.3%)).		
		A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2005 by R0.6 million (8.1%) (2004: R1.4 million (11.7%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2005 would have been a decrease of R2.2 million (9.0%) (2004: R4.7 million (8.1%)).		



Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2004	**2005**		**2005**	2004
		21. Long-term provisions *(continued)*		
		21.2 Environmental rehabilitation costs		
91.8	**113.6**	Balance at beginning of the year	**715.4**	715.3
—	**15.8**	Additional provision due to new disturbances	**98,0**	—
6.0	**7.2**	Inflation charge	**44.6**	41.6
2.4	**3.1**	Interest charge	**19.1**	16.5
(1.6)	**(1.6)**	Payments against provision	**(10.0)**	(10.6)
15.0	**(2.9)**	Translation adjustments	**38.7**	(47.4)
113.6	**135.2**	Balance at end of the year	**905.8**	715.4
		The group's South African operations contribute to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines' lives. At 30 June 2005 the balance in this fund was R389.0 million (2004: R331.4 million). Refer note 13.		
		The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.		
122.8	**138.8**	**Total long-term provisions**	**929.9**	773.5
		22. Accounts payable		
82.1	**64.3**	Trade payables	**430.6**	516.9
127.5	**138.7**	Accruals and other payables	**928.8**	803.3
38.5	**39.0**	Leave pay accrual	**261.1**	242.4
5.4	**11.8**	Net interest payable on debt component of Mvela loan	**78.8**	34.3
25.4	**—**	Financial instrument creditor	**—**	159.7
278.9	**253.8**	**Total accounts payable**	**1,699.3**	1,756.6
		23. Cash generated by operations		
111.3	**28.9**	**Net earnings**	**179.7**	767.6
8.7	**16.3**	Taxation	**101.5**	60.5
14.7	**14.3**	Interest paid	**89.1**	101.7
(15.6)	**(24.7)**	Investment income	**(153.8)**	(107.8)
2.3	**2.8**	Dividends received	**17.6**	15.7
13.3	**21.9**	Interest received	**136.2**	92.1
21.7	**20.7**	Minority interest	**128.5**	149.9
140.8	**55.5**	**Earnings before tax, interest, investment income and minority interest**	**345.0**	971.9
150.4	**261.6**	**Non-cash items:**	**1,624.2**	1,037.3
179.2	**243.5**	Amortisation and depreciation	**1,512.1**	1,236.3
(28.2)	**—**	Exchange rate difference	**—**	(195.1)
61.8	**42.0**	Impairment of assets	**260.9**	426.2
	2.8	Impairment of critical spares – St Ives	**17.2**	—
1.7	**1.2**	Interest adjustment to post-retirement health care liability	**7.6**	11.8
6.0	**7.2**	Inflation adjustment to rehabilitation liability	**44.6**	41.6
2.4	**3.1**	Interest adjustment to rehabilitation liability	**19.1**	16.5
3.6	**—**	Write off of mineral rights	**—**	24.8
—	**(7.5)**	Profit on disposal of exploration rights	**(46.6)**	—
(27.1)	**—**	Profit on disposal of mineral rights	**—**	(187.2)
(13.9)	**(8.1)**	Profit on disposal of investments	**(50.3)**	(95.6)
0.7	**0.8**	Retirement of health care obligations	**4.8**	5.0
—	**(14.1)**	Non-cash portion of realised gain on financial instruments	**(87.4)**	—
(27.4)	**(4.9)**	Unrealised exchange gain on financial instruments	**(30.4)**	(189.0)
(3.6)	**—**	Unrealised exchange gain on foreign debt, net of cash	**—**	(24.6)
(4.8)	**(4.4)**	Other	**(27.4)**	(33.4)
291.2	**317.1**	**Total cash generated by operations**	**1,969.2**	2,009.2



Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2004	2005			2005	2004
		24.	**Change in working capital**		
5.4	**(23.7)**		Inventories	**(147.3)**	37.1
(25.6)	**24.3**		Accounts receivable	**151.1**	(176.3)
46.2	**(2.4)**		Accounts payable	**(15.0)**	318.8
26.0	**(1.8)**		**Total change in working capital**	**(11.2)**	179.6
		25.	**Tax paid**		
(52.0)	**(14.2)**		Amount owing at beginning of the year	**(89.3)**	(405.3)
(29.9)	**(42.2)**		SA and foreign current taxation	**(262.1)**	(206.6)
14.2	**18.0**		Amount owing at end of the year	**120.8**	89.3
(8.0)	**—**		Translation	**—**	—
(75.7)	**(38.4)**		**Total tax paid**	**(230.6)**	(522.6)
		26.	**Dividends paid**		
(92.6)	**(54.5)**		Dividends per statement of shareholders' equity	**(344.5)**	(669.1)
—	**(17.3)**		Dividends paid to minority shareholders	**(111.2)**	—
(92.6)	**(71.8)**		**Total dividends paid**	**(455.7)**	(669.1)
		27.	**Additional cash flow information**		
			Acquisition of minority shareholders' interest in Arctic Platinum		
29.1	**—**		Minority shareholders' interest	**—**	200.8
(8.7)	**—**		Paid for by issue of share capital	**—**	(60.4)
20.4	**—**		**Paid for by cash**	**—**	(140.4)
			The R140.4 million paid for in cash is included in the purchase of investments line item in the cash flow statement		
		28.	**Retirement benefits**		
			All employees are members of various defined contribution retirement schemes.		
			Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R291.1 million (2004: R266.8 million).		
		29.	**Commitments**		
			Capital expenditure		
520.7	**454.6**		– authorised	**3,045.8**	3,280.1
57.5	**23.8**		– contracted for	**159.8**	362.1
			Operating lease		
0.9	**0.7**		– within one year	**4.7**	5.5
3.5	**2.6**		– thereafter	**17.6**	22.3
44.0	**51.3**		Other guarantees	**344.0**	276.9
			Commitments will be funded from internal sources and to the extent necessary from borrowings.		
		30.	**Contingent liabilities**		
			No material claims have been filed against the group.		
			World Gold Council		
			Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.		
		31.	**Lines of credit**		
			The Group has unutilised lines of credit of R2.6 billion at 30 June 2005.		

32. Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk

The group's financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the group's executive committee. No marginal facilities are engaged.

Foreign currency and commodity price risk

In the normal course of business the group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/United States dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275.0 million was at an average spot rate of 0.7670 US$/A$. Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/A$, to take advantage of the weakened Australian dollar against the US dollar at that time.

In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/United States dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match the dates of the original structure. The average strike price of these options is 0.7670 US$/A$. US$175.0 million of these instruments remain at 30 June 2005 (2004: US$262.5 million).

In so far as South African rand/United States dollar exposures are concerned, the group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of US$ 30.0 million (2004: US$ 50.0 million) was purchased to cover any US dollar commitments payable from South Africa.

Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements.

At present the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices (refer Accounting Policies).

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

The group entered into an interest rate swap in connection with the Mvela transaction. This position has subsequently been closed out. Full details of the interest rate swaps are provided in note 33.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group's normal and contingency funding requirements.



33. Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's length transaction between willing parties. The estimated values of the group's financial instruments are:

	30 June 2005 R million		30 June 2004 R million	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and cash equivalents	**3,375.0**	**3,375.0**	4,134.5	4,134.5
Investment in associate	**18.8**	**18.8**	2.5	2.5
Current portion of financial instruments	**313.8**	**313.8**	233.5	233.5
Accounts receivable	**779.5**	**779.5**	700.9	700.9
Non-current portion of financial instruments	**217.4**	**217.4**	442.6	442.6
Environmental trust fund	**389.0**	**389.0**	331.4	331.4
Investments	**974.0**	**974.0**	798.7	798.7
Financial liabilities				
Accounts payable	**1,699.3**	**1,699.3**	1,756.6	1,756.6
Current portion of long-term liabilities	**287.5**	**287.5**	206.7	206.7
Long-term liabilities	**1,176.0**	**1,241.0**	1,428.6	1,428.6

	30 June 2005 US$ million		30 June 2004 US$ million	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and cash equivalents	**503.7**	**503.7**	656.3	656.3
Investment in associate	**2.8**	**2.8**	0.4	0.4
Non-current portion of financial instruments	**46.8**	**46.8**	37.0	37.0
Accounts receivable	**116.3**	**116.3**	111.3	111.3
Long-term portion of financial instruments	**32.4**	**32.4**	70.3	70.3
Environmental trust fund	**58.1**	**58.1**	52.6	52.6
Investments	**145.4**	**145.4**	126.8	126.8
Financial liabilities				
Accounts payable	**253.6**	**253.6**	278.9	278.9
Current portion of long-term liabilities	**42.9**	**42.9**	32.8	32.8
Long-term liabilities	**175.5**	**185.2**	226.8	226.8

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Accounts receivable, accounts payable and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Investments, environmental trust fund and long and short-term liabilities

The fair value of publically traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund's investments. Refer to note 20, for a discussion on the fair value of long and short-term liabilities.

Financial instruments

A discussion on the fair value of currency financial instruments and the interest rate swap continues in note 33.

33. Fair value of financial instruments (continued)

Currency financial instruments

Currency financial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the positions have been marked-to-market through earnings.

	Year ended 30 June		
	2006	**2007**	**Total**
Australian dollar/US dollar			
Call options:			
Amount (US dollars) – 000s	100,000	75,000	175,000
Average strike price (US$/A$)	0.7670	0.7670	0.7670

The marked-to-market value of the positions in the above table was a gain of R27.5 million (US$4.1 million) at 30 June 2005. The value was based on exchange rates of R/US$6.70 and US$/A$0.7684 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

	Year ended 30 June	
	2006	**Total**
US dollar/rand		
Forward exchange contracts:		
Amount (US dollars) – 000s	30,000	30,000
Average strike price (R/US$)	6.9402	6.9402

The outstanding forward purchase of US$50 million at 30 June 2004, after utilising US$20 million, matured on 3 December 2004 resulting in a cash outflow of R24.5 million (US$4.2 million). This amount was extended to mature on 3 June 2005. On maturity, the forward purchase of US$30.0 million was further extended to mature on 5 December 2005, resulting in a cash inflow of R25.7 million (US$3.8 million). The mark-to-market value of the position in the above table was a loss of R4.1 million (US$0.6 million) at 30 June 2005. The value was based on an exchange rate of R/US$6.70 and the prevailing interest rates and volatilities at the time. This loss of R4.1 million has been accounted for in the income statement as an unrealised loss on financial instruments.

	Year ended 30 June	
	2006	**Total**
International Petroleum Exchange (IPE) Gasoil options		
Amount (litres) – 000s	51,600	51,600
Strike price (US$/litre)	0.4500	0.4500

Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of R11.1 million (US$1.66 million), paid upfront, at a strike of US$0.45 per litre.

The marked to market value of the transactions making up the position above was a gain R12.9 million (US$1.93 million). The value was based on an exchange rate of R/US$6.70, an IPE Gasoil price of US$0.4498 and on prevailing interest rates and volatilities at the time.



33. Fair value of financial instruments (continued)

Interest rate swap

In terms of the Mvela loan, GFI Mining South Africa (Pty) Limited ("GFIMSA") pays Mvelaphanda Gold (Pty) Limited interest on the R4,139 million loan at a fixed rate, semi-annually. The interest rate was fixed with reference to the five year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFIMSA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFIMSA was exposed to the three month JIBAR rate plus a margin of 1.025%. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed on 3 June 2005. The loan now reverts to the fixed interest rates.

Since inception of this swap up until its close out, Gold Fields has realised mark to market gains on the swap of R225 million and the interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised mark to market gain, R306 million was accounted for in earnings in fiscal 2005, offset by a R81 million loss in fiscal 2004. Of the R92 million interest credit, R80 million was accounted for in earnings in fiscal 2005 compared to a R12 million credit in fiscal 2004.

34. Related party transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Mvelaphanda transaction

On 8 March 2004, shareholders of both Gold Fields Limited ("Gold Fields") and Mvelaphanda Resources Limited ("Mvela Resources") voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004.

In terms of the right of exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the right of exchange is 45 million and 55 million respectively.

Following completion of the private placement Mvela Gold advanced a loan of R4,139 million ("the GFI-SA Loan") to GFI Mining South Africa (Pty) Limited ("GFI-SA"), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1,690 million raised by the Mvela Resources private placement, (which includes R100 million of equity in Mvelaphanda Resources Limited subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.

The proceeds of the GFI-SA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.

Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.

In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA's Operations Committee and Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.

34. Related party transactions

Pro-Drilling and Mining (Pty) Limited

Michael J. Prinsloo, Executive Vice President, South African Operations sits on the board of and owns 50% of Pro-Drilling and Mining (Pty) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa (Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month's written notice by either party. Gold Fields employed Pro-Drilling prior to Mr Prinsloo joining Gold Fields. During fiscal 2005 Gold Fields paid Pro-Drilling a total of approximately R11.0 million (2004: R2.0 million).

Mvelaphanda Resources Limited

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the Chairman of the Board and a director of Mvelaphanda Resources Limited, or Mvela Resources. On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5% and a maximum of 15% in any new Gold Fields' precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured debenture issued by Mvela Resources, in Mvela Resources at a 10% premium to the five day weighted average trading price on the JSE Securities Exchange South Africa.

Mvela Resources initially issued Gold Fields options to subscribe for ordinary shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for ordinary shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. In 2005 Gold Fields was issued with 1,375,584 options (2004: 521,812).

The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002. In addition Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

Rand Refinery Limited

GFL Mining Services Limited has an agreement with Rand Refinery Limited, ("Rand Refinery"), in which Gold Fields holds a 33.1% interest, providing for the refining of substantially all of Gold Fields' South African gold production by Rand Refinery. On 21 November 2000, GFL Mining Services Limited ("GFLMS") entered into an agreement with Rand Refinery in terms of which GFLMS acts as agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields' South African gold production. On 1 June 2004, GFLMS has exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields' South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have an agreement with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Nicholas J. Holland, who is the Chief Financial Officer and a Director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited, Gold Fields Ghana Limited or Abosso Goldfields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favourable to it as arm's length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years materially indebted to Gold Fields.

35. Segment reporting

The segment information is shown under the financial summary in the segment report on page 178.

Company income statement

For the year ended 30 June 2005



Figures in millions unless otherwise stated

	Notes	South African Rand	
		2005	2004
Investment income	1	**—**	4 ,101.0
Other (expense)/income		**(1.7)**	3.5
Profit on sale of investments		**—**	52.8
Harmony hostile bid costs		**(315.5)**	—
Write-down of investments		**—**	(2,802.0)
Profit before taxation		**(317.2)**	1,355.3
Taxation	2	**(17.9)**	(8.2)
Net (loss)/earnings		**(335.1)**	1,347.1

The accompanying notes form an integral part of these financial statements

Company balance sheet
at 30 June 2005



Figures in millions unless otherwise stated

	Notes	South African Rand	
		2005	2004
ASSETS			
Non-current asset			
Investments	4	**9,809.4**	10,465.2
Current asset			
Accounts receivable		**1.6**	2.2
Total assets		**9,811.0**	10,467.4
EQUITY AND LIABILITIES			
Capital and reserves			
Shareholders' equity per statement		**9,801.1**	10,458.5
Current liabilities		**9.9**	8.9
Accounts payable		**4.8**	2.5
Taxation		**5.1**	6.4
Total equity and liabilities		**9,811.0**	10,467.4

The accompanying notes form an integral part of these financial statements

Company statement of changes in shareholders' equity

For the year ended 30 June 2005



Figures in millions unless otherwise stated

	Number of ordinary shares issued	Ordinary share capital	Share premium	Fair value adjustment reserve	(Accumulated loss)/ Retained earnings	Total shareholders' equity
South African Rand						
Balance at 30 June 2003	472,364,872	236.2	8,034.4	56.4	(66.8)	8,260.2
Net income	—	—	—	—	1,347.1	1,347.1
Dividends	—	—	—	—	(669.1)	(669.1)
Exercise of employee share options	1,300,977	0.6	25.6	—	—	26.2
Proceeds from US capital raising	17,250,000	8.6	1,480.5	—	—	1,489.1
Shares issued relating to the acquisition of APP	564,841	0.3	60.1	—	—	60.4
Realised gain on disposal of listed investments	—	—	—	(56.3)	—	(56.3)
Other	11,830	—	0.9	—	—	0.9
Balance at 30 June 2004	491,492,520	245.7	9,601.5	0.1	611.2	10,458.5
Net loss	—	—	—	—	(335.1)	(335.1)
Dividends	—	—	—	—	(344.5)	(344.5)
Exercise of employee share options	801,706	0.4	21.7	—	—	22.1
Mark-to-market gain on listed investments	—	—	—	0.1	—	0.1
Balance at 30 June 2005	492,294,226	246.1	9,623.2	0.2	(68.4)	9,801.1

The accompanying notes form an integral part of these financial statements

Company cash flow statement

For the year ended 30 June 2005



Figures in millions unless otherwise stated

	Notes	**South African Rand**	
		2005	2004
Cash flows from operating activities		**(678.0)**	3,459.7
Cash (utilised in)/generated by operations	5	**(317.2)**	3.5
Investment income		**—**	4,101.0
Change in working capital	6	**2.9**	24.3
Cash (utilised in)/generated by operating activities		**(314.3)**	4,128.8
Tax paid	7	**(19.2)**	—
Net cash (utilised in)/generated by operations		**(333.5)**	4,128.8
Dividends paid	8	**(344.5)**	(669.1)
Cash flows from investing activities		**—**	143.2
Proceeds on sale of investments		**—**	143.2
Cash flows from financing activities		**678.0**	(3,602.9)
Long-term loans received/(advanced)		**655.9**	(5,119.1)
Shares issued		**22.1**	1,516.2
Net cash outflow		**—**	—
Cash and cash equivalents at beginning of the year		**—**	—
Cash and cash equivalents at end of the year		**—**	—

The accompanying notes form an integral part of these financial statements

Company notes to financial statements

For the year ended 30 June 2005



Figures in millions unless otherwise stated

	Notes	South African Rand	
		2005	2004
1. Investment income			
Dividends received – unlisted subsidiaries		**—**	4,101.0
Total investment income		**—**	4,101.0
2. Taxation			
South African taxation			
– company tax		**(3.2)**	(8.2)
– prior year adjustment – current tax		**(14.7)**	—
– company tax		**(17.9)**	(8.2)
3. Dividends			
2004 Final dividend of 40 cents per share (2003: 100 cents) declared on 13 August 2004 and paid on 23 August 2004.		**196.8**	472.4
2005 Interim dividend of 30 cents per share (2004: 40 cents) declared on 18 February 2005 and paid on 28 February 2005.		**147.7**	196.7
Total dividends		**344.5**	669.1
4. Investments			
Listed			
Cost		**0.3**	0.3
Net unrealised gain on revaluation		**0.2**	0.1
Book value		**0.5**	0.4
Market value		**0.5**	0.4
Unlisted			
Book value		**8,269.7**	8,269.7
Total listed and unlisted investments		**8,270.2**	8,270.1
Loans		**1,539.2**	2,195.1
Total investments		**9,809.4**	10,465.2
Details of major investments are given on pages 176 and 177.			
5. Cash (utilised in)/generated by operations			
Net (loss)/earnings		**(335.1)**	1,347.1
Taxation		**17.9**	8.2
Investment income			
– Dividends received		**—**	(4,101.0)
Loss before tax and investment income		**(317.2)**	(2,745.7)
Non-cash items:			
Profit on disposal of investments		**—**	(52.8)
Write-down of investments		**—**	2,802.0
Total cash (utilised in)/generated by operations		**(317.2)**	3.5



Figures in millions unless otherwise stated

		Notes	South African Rand 2005	2004
6.	**Change in working capital**			
	Accounts receivable		**0.6**	**25.5**
	Accounts payable		**2.3**	**(1.2)**
	Total change in working capital		**2.9**	**24.3**
7.	**Tax paid**			
	Amount (owing)/due at beginning of the year		**(6.4)**	**1.8**
	SA current taxation		**(17.9)**	**(8.2)**
	Amount owing at end of the year		**5.1**	**6.4**
	Total tax paid		**(19.2)**	**—**
8.	**Dividends paid**			
	Dividends per statement of shareholders' equity		**(344.5)**	**(669.1)**
	Total dividends paid		**(344.5)**	**(669.1)**

Major group investments – direct and indirect



	Notes	Shares held 2005	Shares held 2004	Group beneficial interest 2005 per cent	Group beneficial interest 2004 per cent	Book value in holding company Shares 2005 R m	Book value in holding company Shares 2004 R m	Book value in holding company Loans 2005 R m	Book value in holding company Loans 2004 R m
Principal subsidiaries									
Unlisted									
Abosso Goldfields Limited									
- Class "A" shares	3	**38,394,000**	38,394,000	**71.1**	71.1	**—**	—	**—**	—
- Class "B" shares	3	**4,266,000**	4,266,000	**71.1**	71.1	**—**	—	**—**	—
Agnew Gold Mining Company (Pty) Limited	5	**54,924,757**	54,924,757	**100**	100	**—**	—	**—**	—
Beatrix Mines Limited	1	**96,549,020**	96,549,020	**100**	100	**206.8**	206.8	**—**	—
Beatrix Mining Ventures Limited	1	**9,625,001**	9,625,001	**100**	100	**120.4**	120.4	**(136.8)**	(136.8)
Driefontein Consolidated (Pty) Limited	1	**1,000**	1,000	**100**	100	**—**	—	**(13.1)**	(13.1)
GFL Mining Services Limited	1	**235,676,386**	235,676,386	**100**	100	**7,331.7**	7,331.7	**2,307.3**	2,963.2
Gold Fields Guernsey Limited	2	**4,020**	4,012	**100**	100	**—**	—	**—**	—
Gold Fields Ghana Limited	3	**711**	711	**71.1**	71.1	**—**	—	**—**	—
GFI Mining South Africa (Pty) Limited	1	**850**	850	**100**	100	**—**	—	**—**	—
Kloof Gold Mining Company Limited	1	**138,600,000**	138,600,000	**100**	100	**602.8**	602.8	**(610.2)**	(610.2)
Orogen Holdings (BVI) Limited	4	**164**	150	**100**	100	**—**	—	**—**	—
Oryx Gold Holdings Limited	1	**244,311,285**	244,311,285	**100**	100	**—**	—	**—**	—
St Ives Gold Mining Company (Pty) Limited	5	**281,051,039**	212,497,547	**100**	100	**—**	—	**—**	—
Total						**8,261.7**	8,261.7	**1,547.2**	2,203.1



	Shares held		Group beneficial interest					
Notes	**2005**	2004	**2005 per cent**	2004 per cent				
Other investments								
Listed								
African Eagle Resources plc	**3,678,703**	6,903,703	**3.5**	9.0				
Avoca Resources Limited	**17,349,861**	7,500,000	**14.8**	8.8				
Bolivar Gold Corporation								
- shares	**12,344,444**	12,344,444	**11.2**	13.8				
- warrants	**6,172,222**	6,172,222	**n/a**	n/a				
CMQ Resources Inc.	**5,000,000**	5,000,000	**9.7**	9.7				
Comaplex Minerals Corporation	**7,628,571**	—	**19.8**	n/a				
Committee Bay Resources Limited	**1,333,333**	1,333,333	**4.5**	5.1				
Medoro Resources	**12,692,307**	—	**10.2**	n/a				
Mvelaphanda Resources Limited								
- shares	**4,350,000**	4,350,000	**2.6**	2.6				
- options	**2,650,933**	1,275,349	**n/a**	n/a				
Radius Gold Inc.	**3,631,124**	4,883,524	**6.8**	9.7				
Sino Gold Limited								
- shares	**10,800,000**	10,800,000	**8.4**	8.4				
- options	**1,350,000**	1,350,000	**n/a**	n/a				
Sub Nigel Gold Mining	**12,500,000**	12,500,00	**17.0**	18.7				
TLC Ventures Corporation	**1,775,000**	1,775,000	**9.1**	9.3				
Western Areas Gold Mining								
Company Limited	**4,212,137**	4,212,137	**4.0**	4.0				
Zijin Mining Group Company Limited	**—**	18,000,000	**n/a**	2.3				

Notes

1 - Incorporated in the Republic of South Africa
2 - Incorporated in Guernsey
3 - Incorporated in Ghana

4 - Incorporated in the British Virgin Islands
5 - Incorporated in Australia

The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R514.8 million (2004: R719.5 million)
Note: Only major investments are listed individually.

Segment report

Financial summary –rand million



	South Africa			Ghana		Australia St Ives/	Corporate	Group Consoli-
	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Agnew	and other	dation
Income statement for the year ended 30 June 2005								
Revenue	3,041.1	2,710.0	1,642.7	1,785.4	647.9	1,929.2	—	11,756.3
Operating costs	2,486.3	2,543.3	1,630.7	990.5	412.1	1,439.1	—	9,502.0
Gold inventory change	—	—	—	(7.6)	14.6	(38.4)	—	(31.4)
Operating profit	554.8	166.7	12.0	802.5	221.2	528.5	—	2,285.7
Amortisation and depreciation	245.5	343.9	87.6	236.0	35.7	459.7	103.7	1,512.1
Net operating profit	309.3	(177.2)	(75.6)	566.5	188.5	185.5	(103.7)	773.6
Other income/(expenditure)	31.6	32.4	(8.6)	14.4	5.6	33.2	82.2	190.8
Normal taxation	(39.6)	—	36.8	(64.1)	(55.4)	(48.4)	(91.4)	(262.1)
Deferred taxation	1.6	97.1	(43.3)	(88.6)	(19.0)	172.7	40.1	160.6
Impairment of assets	(12.3)	(11.4)	(60.0)	—	—	(60.9)	(116.3)	(260.9)
Exceptional items	(0.9)	(1.2)	1.6	(0.7)	—	(14.3)	(278.3)	(293.8)
Profit/(loss) after taxation	289.7	(60.3)	(149.1)	427.5	116.7	151.1	(467.4)	308.2
Minority shareholders' interest	—	—	—	(123.5)	(33.7)	—	28.7	(128.5)
Net earnings/(loss)	289.7	(60.3)	(149.1)	304.0	83.0	151.1	(438.7)	179.7
Balance sheet as at 30 June 2005								
Total assets	3,294.7	3,064.4	1,158.2	2,082.2	509.8	4,070.2	9,817.9	23,997.4
Total liabilities (excluding deferred taxation and outside shareholders)	935.2	1,145.1	748.5	245.6	107.1	564.6	467.4	4,213.5
– deferred taxation	1,074.2	920.8	(175.7)	508.5	21.8	248.6	651.6	3,249.8
Capital expenditure	184.1	230.1	221.4	469.6	65.9	842.2	150.5	2,163.8

The above is a geographical analysis presented by location of assets

	Driefontein	Kloof	Beatrix	Tarkwa	Damang	Agnew	and other	dation
Income statement for the year ended 30 June 2004								
Revenue	3,038.6	2,766.7	1,665.7	1,470.8	827.9	2,003.1	—	11,772.8
Operating costs	2,558.5	2,538.0	1,586.1	873.6	460.0	1,394.6	—	9,410.8
Gold inventory change	—	—	—	(0.2)	1.5	45.6	—	46.9
Operating profit	480.1	228.7	79.6	597.4	366.4	562.9	—	2,315.1
Amortisation and depreciation	233.0	248.3	84.6	100.9	56.0	414.5	99.0	1,236.3
Net operating profit	247.1	(19.6)	(5.0)	496.5	310.4	148.4	(99.0)	1,078.8
Other income/(expenditure)	(73.2)	(58.8)	(59.5)	5.4	(0.1)	299.2	(38.1)	74.9
Normal taxation	(14.3)	(4.8)	(4.9)	(55.7)	(32.2)	(49.2)	(45.5)	(206.6)
Deferred taxation	91.8	90.9	141.7	(147.0)	(38.5)	(97.4)	104.6	146.1
Impairment – Beatrix 4 shaft	—	—	(426.2)	—	—	—	—	(426.2)
Exceptional items	185.3	(1.9)	0.1	—	—	3.5	63.5	250.5
Profit/(loss) after taxation	436.7	5.8	(353.8)	299.2	239.6	304.5	(14.5)	917.5
Minority shareholders' interest	—	—	—	(86.5)	(69.2)	—	5.8	(149.9)
Net earnings/(loss)	436.7	5.8	(353.8)	212.7	170.4	304.5	(8.7)	767.6
Balance sheet as at 30 June 2004								
Total assets	3,165.0	3,274.4	1,308.0	1,543.7	497.5	3,167.5	10,246.9	23,203.0
Total liabilities (excluding deferred taxation and outside shareholders)	1,093.5	1,197.7	792.6	227.7	99.0	521.5	322.7	4,254.7
– deferred taxation	1,075.9	1,018.0	(219.1)	388.3	1.2	376.3	695.5	3,336.1
Capital expenditure	238.3	344.4	295.1	943.4	22.0	876.2	160.7	2,880.1

The above is a geographical analysis presented by location of assets

Segment report *(continued)*
Financial summary – US dollar million



	South Africa			Ghana		Australia St Ives/	Corporate	Group Consoli-
	Driefontein	**Kloof**	**Beatrix**	**Tarkwa**	**Damang**	**Agnew**	**and other**	**dation**
Income statement for the year ended 30 June 2005								
Revenue	489.7	436.4	264.5	287.5	104.3	310.7	—	1,893.1
Operating costs	400.4	409.5	262.6	159.5	66.4	231.7	—	1,530.1
Gold inventory change	—	—	—	(1.2)	2.3	(6.2)	—	(5.1)
Operating profit	89.3	26.9	1.9	129.2	35.6	85.2	—	368.1
Amortisation and depreciation	39.5	55.4	14.1	38.0	5.7	74.0	16.8	243.5
Net operating profit	49.8	(28.5)	(12.2)	91.2	29.9	11.2	(16.8)	124.6
Other income/(expenditure)	5.1	5.2	(1.4)	2.3	0.9	5.3	13.2	30.6
Normal taxation	(6.4)	—	5.9	(10.3)	(8.9)	(7.8)	(14.7)	(42.2)
Deferred taxation	0.3	15.6	(7.0)	(14.3)	(3.1)	27.8	6.6	25.9
Impairment of assets	(2.0)	(1.8)	(9.7)	—	—	(9.8)	(18.7)	(42.0)
Exceptional items	(0.1)	(0.2)	0.3	(0.1)	—	(2.3)	(44.8)	(47.2)
Profit/(loss) after taxation	46.7	(9.7)	(24.1)	68.8	18.8	24.4	(75.2)	49.7
Minority shareholders' interest	—	—	—	(19.9)	(5.4)	—	4.6	(20.7)
Net earnings/(loss)	46.7	(9.7)	(24.1)	48.9	13.4	24.4	(70.6)	29.0
Balance sheet as at 30 June 2005								
Total assets	485.0	457.4	172.9	310.8	76.1	607.5	1,472.1	3,581.8
Total liabilities (excluding deferred taxation and outside shareholders)	139.6	170.9	111.7	36.7	16.0	84.3	69.8	629.0
– deferred taxation	160.3	137.4	(26.2)	75.9	3.3	37.1	97.2	485.0
Capital expenditure	29.6	37.1	35.7	75.6	10.6	135.6	24.2	348.4

The above is a geographical analysis presented by location of assets
US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY
Exchange rates applied: Average for the year: US$1 = R6.21   Rate at year end: US$1 = R6.70

	Driefontein	Kloof	Beatrix	Tarkwa	Damang	St Ives/ Agnew	Corporate and other	Group Consoli- dation
Income statement for the year ended 30 June 2004								
Revenue	440.4	400.9	241.4	213.2	120.0	290.3	—	1,706.2
Operating costs	370.8	367.8	229.9	126.6	66.7	202.1	—	1,363.9
Gold inventory change	—	—	—	—	0.2	6.6	—	6.8
Operating profit	69.6	33.1	11.5	86.6	53.1	81.6	—	335.5
Amortisation and depreciation	33.8	36.0	12.3	14.6	8.1	60.1	14.3	179.2
Net operating profit	35.8	(2.9)	(0.8)	72.0	45.0	21.5	(14.3)	156.3
Other income/(expenditure)	(10.6)	(8.5)	(8.6)	0.8	—	43.4	(5.6)	10.9
Normal taxation	(2.1)	(0.7)	(0.7)	(8.1)	(4.7)	(7.1)	(6.5)	(29.9)
Deferred taxation	13.3	13.2	20.5	(21.3)	(5.6)	(14.1)	15.2	21.2
Impairment – Beatrix 4 shaft	—	—	(61.8)	—	—	—	—	(61.8)
Exceptional items	26.9	(0.3)	—	—	—	0.5	9.2	36.3
Profit/(loss) after taxation	63.3	0.8	(51.4)	43.4	34.7	44.2	(2.0)	133.0
Minority shareholders' interest	—	—	—	(12.5)	(10.0)	—	0.8	(21.7)
Net earnings/(loss)	63.3	0.8	(51.4)	30.9	24.7	44.2	(1.2)	111.3
Balance sheet as at 30 June 2004								
Total assets	502.4	519.7	207.6	245.0	79.0	502.8	1,626.6	3,683.1
Total liabilities (excluding deferred taxation and outside shareholders)	173.6	190.1	125.8	36.1	15.7	82.8	51.4	675.5
– deferred taxation	170.8	161.6	(34.8)	61.6	0.2	59.7	110.4	529.5
Capital expenditure	34.5	49.9	42.8	136.7	3.2	127.0	23.3	417.4

The above is a geographical analysis presented by location of assets
US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY
Exchange rates applied: Average for the year: US$1 = R6.90   Rate at year end: US$1 = R6.30

www.goldfields.co.za   Gold Fields Limited Annual Report 2005   **179**

Operating and financial information by mine



South African operations
Driefontein

Year to 30 June	Tons Milled	Yield* g/ton	Gold produced Kilograms	Gold produced 000'ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
1952-2000	182,757,000	16.2	2,957,488	95,086	n/a	n/a	n/a
2001	6,551,000	6.4	42,031	1,351	184	413.0	54.3
2002	6,587,000	6.3	41,263	1,327	158	877.5	87.2
2003	6,370,000	6.0	38,516	1,238	202	725.4	80.0
2004	6,438,000	5.5	35,494	1,141	311	436.7	63.3
2005	6,694,000	5.4	36,162	1,163	330	289.7	46.7
Total[†]	**215,397,000**	**14.6**	**3,150,954**	**101,306**			

*Combined surface undergound yield
[†]Includes West Driefontein from 1952 and East Driefontein from 1972

Kloof

Year to 30 June	Tons Milled	Yield* g/ton	Gold produced Kilogram	Gold produced 000'ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
1939-2000	219,861,900	9.1	2,009,013	64,591	n/a	n/a	n/a
2001	3,932,000	9.6	37,658	1,211	207	*222.5	[#]29.2
2002	4,657,000	7.4	34,236	1,101	179	601.5	59.8
2003	4,838,000	7.3	35,464	1,140	215	600.7	66.2
2004	4,983,000	6.5	32,273	1,038	341	5.8	0.8
2005	4,655,000	6.9	32,258	1,037	379	(60.3)	(9.7)
Total[†]	**242,926,900**	**9.0**	**2,180,902**	**70,118**			

*Combined surface undergound yield
[†]Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991
[#]Includes impairment write-down of R73 million (US$9.6 million).

Beatrix (includes Oryx as from F2000)

Year to 30 June	Tons Milled	Yield* g/ton	Gold produced Kilogram	Gold produced 000'ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
1985-2000	35,027,000	6.0	211,681	6,806	n/a	n/a	n/a
2001	3,671,000	5.5	20,126	647	207	[#](1,432.5)	[#](188.2)
2002	4,115,000	4.9	20,367	655	173	697.7	69.4
2003	4,722,000	4.3	20,488	659	229	257.4	28.4
2004	5,448,000	3.6	19,437	625	356	**(353.8)	**(51.3)
2005	4,181,000	4.6	19,418	624	406	[†](149.1)	[†](24.0)
Total	**57,164,000**	**5.4**	**311,517**	**10.016**			

Beatrix and Oryx became one tax entity as from F2000.
*Combined surface underground yield.
[#]Includes impairment write-down of R1,558 million (US$205 million).
[†]Includes impairment write-down of R60 million (US$10 million).

Oryx Mine (changed name to Beatrix 4 shaft, known as West shaft from F2005)

Year to 30 June	Tons Milled	Yield* g/ton	Gold produced Kilogram	Gold produced 000'ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
1985-1994	2,995,000	1.5	4,421	142	n/a	n/a	n/a
1995	105,000	2.0	212	7	n/a	n/a	n/a
1996	4,000	2.3	9	—	n/a	0.9	0.2
1997	573,000	3.2	1,808	58	n/a	36.2	8.0
1998	908,000	5.4	4,934	159	n/a	34.5	7.1
1999	1,071,000	6.3	6,798	219	n/a	(839.6)	(138.8)
1985-1999	**5,656,000**	**3.2**	**18,182**	**585**	**n/a**	**(768.0)**	**(123.5)**

Included in Beatrix from F2000.
*Combined surface underground yield.

International operations
Ghana
Tarkwa

Year to 30 June	Tons Milled	Yield g/ton	Gold produced Kilograms	Gold produced 000'ounces	Cash cost US$/oz	Net earnings (excluding minorities) SA Rand Mil.	Net earnings (excluding minorities) US$ Mil.
1994-2000	14,188,559	1.6	22,996	739	n/a	n/a	n/a
2001	11,667,000	1.2	13,680	440	155	232.0	30.5
2002	14,914,000	1.1	16,920	544	171	338.2	33.6
2003	15,210,000	1.1	16,792	540	194	313.6	34.6
2004	16,000,000	1.1	17,107	550	230	299.2	43.4
2005	19,633,000	1.1	21,051	677	234	427.5	68.8
Total	**91,612,559**	**1.2**	**108,546**	**3,490**			

Surface operation from F1999

Damang

Year to 30 June	Tons Milled	Yield g/ton	Gold produced Kilograms	Gold produced 000'ounces	Cash cost US$/oz	Net earnings SA Rand Mil.	Net earnings US$ Mil.
#2002	1,951,000	2.3	4,397	141	200	90.4	8.3
2003	4,877,000	1.9	9,305	299	243	129.1	14.2
2004	5,236,000	1.8	9,589	308	222	239.6	34.7
2005	5,215,000	1.5	7,703	248	282	116.7	18.8
Total	**17,279,000**	**1.8**	**30,994**	**996**			

#For the 5 months ended 30 June, since acquisition

Australia
St Ives

Year to 30 June	Tons treated	Yield g/ton	Gold produced kilograms	Gold produced 000' ounces	Cash cost US$/oz	Cash cost A$/oz
#2002	3,398,000	3.1	10,602	341	160	302
2003	5,486,000	2.9	15,966	513	188	323
2004	6,744,000	2.5	16,877	543	297	416
2005	6,332,000	2.6	16,393	527	336	447
Total	**21,960,000**	**2.7**	**59,838**	**1,924**		

#For the 7 months ended 30 June, since acquisition

Agnew

Year to 30 June	Tons treated	Yield g/ton	Gold produced kilograms	Gold produced 000' ounces	Cash cost US$/oz	Cash cost A$/oz
#2002	682,000	3.8	2,569	83	232	434
2003	1,268,000	3.5	4,466	144	255	437
2004	1,179,000	5.3	6,267	201	226	317
2005	1,170,000	5.6	6,609	212	233	310
Total	**4,299,000**	**4.6**	**19,911**	**640**		

#For the 7 months ended 30 June, since acquisition

St Ives/Agnew

Year to 30 June	Net earnings SA Rand Mil.	Net earnings US$ Mil.	Net earnings A$ Mil.
#2002	556.6	50.2	94.7
2003	567.3	62.5	107.2
2004	304.5	44.1	61.9
2005	151.1	24.3	32.4

#For the 7 months ended 30 June, since acquisition

Shareholders' information



Analysis of shareholders' information at 30 June 2005

Size of holding	Number of shareholders	% of total shareholders	Number of shares	% of shares issued
1 – 10 000	18,952	96.95	10,421,259	2.12
10 001 – 100 000	440	2.25	13,946,638	2.83
100 001 – 1 000 000	115	0.59	29,533,446	6.00
1 000 001 +	41	0.21	438,392,883	89.05
Total	**19,548**	**100.00**	**492,294,226**	**100.00**

Diary

Financial year-end	30 June
Annual general meeting	15 November 2005
Quarterly reports	January, May, August, October
Interim dividend paid	28 February 2005
Final dividend paid	29 August 2005

Shareholder spread and beneficial ownership as at 30 June 2005

To the best knowledge of the directors and after reasonable enquiry, the spread of shareholders and those shareholders beneficially holding, directly or indirectly, in excess of 3 per cent of the issued shares was as follows:

	Number of shares	Percentage holding
OJSC MMC Norilsk Nickel	98,467,758	20.0
Harmony Gold Mining Company Limited	26,591,018	5.4
Capital research and management	24,225,873	4.9
Old Mutual Asset Managers	22,590,258	4.6
Merrill Lynch Investment Managers	17,915,150	3.6
RMB Asset Management	17,309,330	3.5
Sanlam Investment Management	17,055,267	3.5
Other shareholders	267,727,586	54.4
Directors	411,986	0.1

Global reporting initiative



GOLD FIELDS

Indicator	Page reference
Economic	
EC1. Net sales	100
EC3. Cost of all materials purchased	100 and 102
EC5. Total payroll and benefits	100
EC6. Distributions to providers of capital	102 and 148
EC7. Increase/decrease in retained earnings	148
EC8. Total sum of taxes paid broken down by country	100
EC10. Community donations	100
EC18. Indirect economic impacts	101
Environmental	
EN1. Total materials use	98
EN3. Direct energy use	99
EN5. Total water use	99
EN8. Greenhouse gas emissions	99
EN10. NO_X SO_X and other air emissions	99
EN11. Total amount of waste by type and destinatiion	99
EN13. Significant spills	96
EN16. Incidents of fines of non-compliance	none recorded
Social	
LA1. Breakdown of workforce	100
LA3. Employees represented by independent labour unions and associations	88
LA4. Consultation policy/procedures	88
LA5. Recording occupational accidents and diseases	77
LA7. Lost day injuries and work related fatalities	75
LA8. Policies/programmes on HIV/Aids	90
LA10. Equal opportunity policies/programmes	88
LA11. Composition of senior management	89
LA12. Employee benefits	89
LA13. Formal worker representation	88
LA17. Programmes for skills management	87
SO1 Policies to manage impacts on communties	80
SO2 Compliance mechanisms addressing bribery and corruption	112

Administration and corporate information



Corporate Secretary

Cain Farrel

Telephone:	(+27)(11) 644 2525
Facsimile:	(+27)(11) 484 0626
e-mail:	cain.farrel@goldfields.co.za

Registered offices

Johannesburg

24 St Andrews Road

Parktown, 2193

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Telephone:	(+27)(11) 644 2400
Facsimile:	(+27)(11) 644 0626

London

St James's Corporate Services Limited

6 St James's Place

London SW1A 1NP

United Kingdom

Telephone:	(+44)(20) 7499 3916
Facsimile:	(+44)(20) 7491 1989

American Depository Receipts Transfer Agent

Bank of New York

Shareholder Relations

P O Box 11258

New York, NY20286 – 1258

US toll-free telephone: (1)(888) 269 2377

e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN – ZAE 000018123

Investor relations

South Africa

Willie Jacobsz

Telephone:	(+27)(11) 644 2460
Facsimile:	(+27)(11) 484 0639
e-mail:	williej@goldfields.co.za

Nerina Bodasing

Telephone:	(+27)(11) 644 2630
Facsimile:	(+27)(11) 484 0639
e-mail:	nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin

Telephone:	(+1)(303) 796 8683
Facsimile:	(+1)(303) 796 8293
e-mail:	camartin@gfexpl.com

Transfer Secretaries

South Africa

Computershare Investor Services 2004 (Proprietary)

Limited

Ground Floor

70 Marshall Street

Johannesburg, 2001

P O Box 61051

Marshalltown, 2107

Telephone:	(+27)(11) 370 5000
Facsimile:	(+27)(11) 370 5271

United Kingdom

Capital Registrars

Bourne House

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Telephone:	(+44)(20) 8639 2000
Facsimile:	(+44)(20) 8658 3430

Website

http://www.goldfields.co.za

http://www.gold-fields.com

Glossary of terms



ABET

Adult basic education and training

AS/NZ 4801

Refers to the international occupational health and safety management

Backfill

Material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity

BEE

Black Economic Empowerment. Black Economic Empowerment seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution

Box hole

A short raise or opening drive above a drift for the pupose of drawing ore from a stope, or to permit access

Blasthole

A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock

Breast mining

A mining method whereby the direction of mining is in the direction of strike

Bulk mining

Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being brought to surface each day

BVQI

Bureau Veritas Qualite International is a worldwide leading and independent certification body to ISO 9000 and ISO 14000

Carbon-in-Leach

The recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore

Carbon-in-Pulp

The recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Capital expenditure

Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

Cash costs

Namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and refining charges

Channel

Watercourse, also in this sense sedimentary material course

Collective Bargaining Agreement

Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the company

Comminution

The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing

Concentrate

A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

Conglomerate

Detrital sedimentary rock

Crosscut

A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy

Cut-off-grade

The grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

Decline

A surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards

Depletion

An accounting device, recognising the consumption of an ore deposit, a mine's principal asset

Development

Underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, crosscutting, drifting and raising

Diamond drill

A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections

Dilution

Waste which is unavoidably mined with ore

Dip

Angle of inclination of a geological feature/rock from the horizontal

Drill-hole

Method of sampling rock that has not been exposed

Dyke

Thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness

Elution

The chemical process of desorbing gold from activated carbon

Face

The end of a drift, crosscut or stope at which work is taking place

Facies

A rock unit defined by its composition, internal geometry and formation environment

Fatality rate

Number of deaths per million man hours worked

Fault

The surface of a fracture along which movement has occurred



Filtration

Process of separating usually valuable solid material from a liquid

Flotation

The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

Footwall

The underlying side of an orebody or stope

Grade

The measure of concentration of gold within mineralised rock

Hangingwall

The overlying side of an orebody or slope

Haulage

A horizontal underground excavation which is used to transport mined ore

Head grade

The average grade of ore fed to a mill/plant

Hedging

Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change

Hydrothermal

Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features

ICVCT

Informed Consented Voluntary Counselling and Testing

Indicated Mineral Resource

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

Inferred Mineral Resource

That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability

LDIFR

Number of lost day injuries expressed in million man hours worked

Lock-up gold

Gold locked as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

Measured Mineral Resource

That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity

Milling

A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mine Health and Safety Act

Mine Health and Safety Act No. 29 of 1996

Mineral Resource

A concentration [or occurrence] of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories

Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve

Mineralised

Rock in which minerals have been introduced to the point of a potential ore deposit

Minerals Act

The Minerals Act 50 of 1999

Normal fault

Fault in which the hangingwall moves downward relative to the footwall

Nugget effect

A measure of the randomness of the grade distribution within a mineralised zone

NUM

National Union of Mine Workers

On-going capital

Capital estimates of a routine nature which are necessary for sustaining operations such as replacement or additional equipment, materials or infrastructure

OHSAS

Management systems standards, developed in order to facilitate the integration of quality, environmental and occupational health and safety management systems by organisations, should they wish to do so



Payshoot
Linear to sub-linear zone within a reef for which gold grades or accumulations are predominantly above the cut-off-grade

Pillar
Rock left behind to help support the excavations in an underground mine

Probable Mineral Reserve
The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Project capital
Capital expenditure which is associated with specific projects of a non-routine nature

Proved Mineral Reserve
The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Reef
Gold bearing sedimentary horizon in the Witwatersrand Basin

SADC
Southern African Development Community

SAMREC Code
South African Code for reporting of Mineral Resources and Mineral Reserves

Seismic
Earthquake or earth vibration including those artificially induced

Sequential Grid Mining
Mining method incorporating dip pillars and mined on a grid system

Shaft
An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

Shear
A deformation resulting from stresses that cause contiguous parts of a body to slide relative to each other in a direction parallel to their plane of contact

SLFR
Shifts lost frequency rate. Number of accidents where 14 days or more off work is lost and expressed in million man hours worked

Stope
Underground void created by mining

Stratigraphy
The science of rock strata

Strike
Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

Sub-vertical shaft
An opening cut below the surface downwards from an established surface shaft

Surface sources
Ore sources, usually dumps, tailings dams and stockpiles, located at the surface

Tertiary shaft
An opening cut below the surface downwards from an established sub-vertical shaft

The Base Case
The Base Case as established as part of the Financial Models

The Mine Health and Safety Act
The Mine Health and Safety Act No. 29 of 1996

TEBA
The Employment Bureau of Africa

Trade Union
An association of employees: whose principal purpose is to regulate relations between employees and the company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the company

Total cash costs
All total cash costs are based on public quoted nominal production costs, include retrenchment costs, rehabilitation costs, corporate costs, by-product credits for silver, sundry revenues and exclude amortisation costs and inventory changes

Vamping
A mining method used to recover higher grade ore left in mined stopes

Feasibility study
A comprehensive study undertaken to determine the economic feasibility of a project; the conclusion will determine if a production decision can be made and is used for financing arrangements

Gold equivalent
Gold plus silver or another metal expressed in equivalent ounces of gold using a conversion ratio dependent on prevailing gold and silver prices

ISO 14000
International standards for organisations to implement sound environments management systems

Stope
The working area from which ore is extracted in an underground mine

Stripping
The process of removing overburden or waste rock to expose ore

Stripping ratio
The ratio of the amount of waste rock removed per tonne of ore mined

Glossary of terms *(continued)*



Abbreviations and units

ABET	Adult Basic Education and Training
ADS	American Depository Shares
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
CIS	Carbon-in solution
DCF	Discounted Cash Flow
LoM plan	Life-of-Mine plan
LTIFR	Lost Time Injury Frequency Rate, quoted in Mmhrs
NYSE	New York Stock Exchange
MCF	Mine Call Factor
PPI	Purchase Price Index
SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves
SEC	United States Securities Exchange Commission
TEC	Total Employees Costed

cm	centimetre
g	grammes
g/t	grammes per metric tonne – gold concentration
Ha	a hectare
kg	a kilogram
km	a kilometre
koz	a thousand ounces
kt	a thousand metric tonnes
ktpa	a thousand metric tonnes per annum
ktpm	a thousand tonnes per month
m²	a square metre
Moz	a million ounces
oz	a fine troy ounce equalling 31.10348 grammes
t	a metric tonne
US$	United States dollar
US$m	million United States dollar
US$/oz	United States dollar per ounce
R	South African rand
R/kg	South African rand per kilogram
Rm	million South African rand
R/t	South African rand per metric tonne







Gold Fields Limited
the complete gold company

GOLD FIELDS LIMITED
NOTICE OF ANNUAL GENERAL MEETING

Notice of annual general meeting



Gold Fields Limited

(Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123

Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road, Parktown, Johannesburg, on Thursday, 17 November 2005 at 09:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of JSE Limited and other stock exchanges on which the company's ordinary shares are listed.

ORDINARY RESOLUTION NUMBER 1

Adoption of financial statements

"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 30 June 2005 be received and adopted."

ORDINARY RESOLUTION NUMBER 2

Re-election of director

"Resolved that Dr A Grigorian who was appointed to the board on 21 June 2005 and who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."

ORDINARY RESOLUTION NUMBER 3

Re-election of director

"Resolved that Mr S Stefanovich who was appointed to the board on 21 June 2005 and who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."

ORDINARY RESOLUTION NUMBER 4

Re-election of director

"Resolved that Mr J M McMahon who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."

ORDINARY RESOLUTION NUMBER 5

Re-election of director

"Resolved that Mr C I von Christierson who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."

ORDINARY RESOLUTION NUMBER 6

Re-election of director

"Resolved that Mr A J Wright who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."

ORDINARY RESOLUTION NUMBER 7

Placement of shares under the control of the directors

"Resolved that, the entire authorised but unissued ordinary share capital of the company from time to time (after setting aside so many shares as may be required to be allotted and issued by the company in terms of any share plan or scheme for the benefit of employees and/or directors (whether executive or non-executive)) be and is hereby placed under the control of the directors of the company until the next annual general meeting, on the basis that such directors be and are hereby authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended ("Companies Act"), to allot and issue all or part thereof in their discretion, subject to the provisions of the Companies Act and the Listings Requirements of JSE Limited."

ORDINARY RESOLUTION NUMBER 8

Issuing shares for cash

"Resolved that, pursuant to the Articles of Association of the company, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen) months of the date of this meeting), to allot and issue ordinary shares for cash subject to the Listings Requirements of JSE Limited ("JSE") and subject to the Companies Act, 61 of 1973, as amended on the following basis:

(a) the allotment and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as defined in the Listings Requirements of JSE and not to related parties;

(b) the number of ordinary shares issued for cash from time to time shall not in the aggregate in any one financial year of the company exceed 10 per cent (ten per cent) of the company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of the application, less any ordinary shares issued by the company during the current financial year, provided that any ordinary shares to be issued for cash pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application;

(c) the maximum discount at which ordinary shares may be issued for cash is 10 per cent (ten per cent) of the weighted average traded price on the JSE of those ordinary shares over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the company;

(d) after the company has issued shares for cash which represent, on a cumulative basis within a financial year, 5 per cent (five per cent) or more of the number of shares in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company; and

(e) the equity securities which are the subject of the issue for cash are of a class already in issue."

In terms of the listings requirements of the JSE, a 75% majority is required of votes cast by the shareholders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.

ORDINARY RESOLUTION NUMBER 9

Adoption of The Gold Fields Limited 2005 Share Plan

"Resolved that the deed embodying The Gold Fields Limited 2005 Share Plan, a copy of which has been signed by the Chairman for identification purposes and tabled at the annual general meeting convened to consider, inter alia, this resolution, be and is hereby adopted."

ORDINARY RESOLUTION NUMBER 10

Placement of unissued shares under the control of directors for the purpose of The Gold Fields 2005 Share Plan

"Resolved that, subject to the passing of ordinary resolution number 9 proposed at the annual general meeting at which this ordinary resolution is to be considered, so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 11 and ordinary resolution number 12, exceed 5% of the total unissued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Share Plan, as same may be amended from time to time."



ORDINARY RESOLUTION NUMBER 11

Placement of unissued shares under the control of directors for the purpose of The GF Management Incentive Scheme, approved at the annual general meeting of shareholders of the company on 10 November 1999

"Resolved that, so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 10 and ordinary resolution number 12, exceed 5% of the total unissued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares in accordance with the terms and conditions of The GF Management Incentive Scheme, as same has been or may be amended from time to time."

ORDINARY RESOLUTION NUMBER 12

Award of rights to non-executive directors under The Gold Fields 2005 Non-Executive Share Plan

"Resolved that, subject to the passing of special resolution number 2, proposed at the annual general meeting at which this ordinary resolution is to be considered:

(a) the following current and retiring non-executive directors are awarded rights to the following numbers of shares in terms of The Gold Fields Limited 2005 Non-Executive Share Plan:

    (i) AJ Wright – 3 000;

    (ii) GJ Gerwel – 3 000;

    (iii) JM McMahon – 3 000;

    (iv) RL Pennant-Rea – 3 000;

    (v) PJ Ryan – 3 000;

    (vi) TMG Sexwale – 3 000;

    (vii) CI von Christierson – 3 000;

    (viii) K Ansah – 3 000;

    (ix) CMT Thompson – 3 000;

    (x) BR van Rooyen – 3 000;

    (xi) GR Parker – 3 000; and

(b) so many unissued ordinary shares in the capital of the company as are necessary to allot and issue the shares in respect of which rights have been awarded to current and retiring non-executive directors under this ordinary resolution number 12, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Non-Executive Share Plan, as same may be amended from time to time."

EXPLANATORY NOTE ON RESOLUTIONS NUMBERS 9, 10, 11 AND 12

The reasons for and effect of ordinary resolutions numbers 9, 10, 11 and 12 are set out in the directors' report which forms part of the annual financial statements of the company, which accompany this notice of annual general meeting. These resolutions relate to the current GF Management Incentive Scheme ("current scheme"), The Gold Fields Limited 2005 Share Plan and The Gold Fields Limited 2005 Non-Executive Share Plan. The salient features of The Gold Fields Limited 2005 Share Plan and The Gold Fields Limited 2005 Non-Executive Share Plan are annexed hereto. Copies of the current scheme, The Gold Fields Limited 2005 Share Plan and The Gold Fields Limited 2005 Non-Executive Share Plan will be available for inspection at the registered office of the company from 8:00 to 17:00 until the date of the annual general meeting.

ORDINARY RESOLUTION NUMBER 13

Increase of Directors' Fees

"Resolved that the annual retainer for the chairman of the Audit Committee be increased from R80 000 to R112 000 with effect from 1 January 2005."

EXPLANATORY NOTE ON RESOLUTION NUMBER 13

While the company increased the retainer for the members of the Audit Committee, effective 1 January 2005 to take account of increased workload of that Committee, the annual retainer for the chairman of the Audit Committee was not similarly adjusted. This resolution seeks to correct that omission.

SPECIAL RESOLUTION NUMBER 1

Acquisition of company's own shares

"That the company or any subsidiary of the company is hereby authorised by way of general approval, to from time to time acquire ordinary shares in the share capital of the company in accordance with the Companies Act, 61 of 1973 and the JSE Listings Requirements provided that:

(i) the number of ordinary shares acquired in any one financial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;

(ii) this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

(iii) the repurchase must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;

(iv) the company only appoints one agent to effect any repurchase (s) on its behalf;

(v) the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made;

(vi) the number of shares purchased by subsidiaries of the company shall not exceed 10% in the aggregate of the number of issued shares in the company at the relevant times;

(vii) the repurchase of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listing Requirements;

(viii) after a repurchase the company will continue to comply with all the JSE Listings Requirements concerning shareholder spread requirements;

(ix) an announcement containing full details of such acquisitions of shares will be published as soon as the company and/or its subsidiaries have acquired shares constituting, on a cumulative basis 3% of the number of shares in issue at the date of the general meeting at which this special resolution is considered and if approved, passed, and for each 3% in aggregate of the initial number acquired thereafter."

EXPLANATORY NOTE ON SPECIAL RESOLUTION NUMBER 1

The reason for and effect of this special resolution is to allow the company and/or its subsidiaries by way of a general authority to acquire its own issued shares, thereby reducing the total number of ordinary shares of the company in issue.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors, after considering the effect of a repurchase of up to 20% of the company's issued ordinary shares, to use the general authority to repurchase shares of the company or group will be with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:

(i) the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

(ii) recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iii) the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and

(iv) the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.



The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the company's shares on the open market.

The JSE Listings Requirements require, in terms of Section 11.26, the following disclosure requirements, which appear in the annual report of which this notice will be a part:

- Directors and management – refer to pages 6, 7, 22 and 23 of the annual report
- Major beneficial shareholders – refer to page 182 of the annual financial report
- Directors' interests in ordinary shares – refer to page 135 of the annual financial report
- Share capital of the company – refer to page 131 of the annual financial report

The directors of the company are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the group's financial position.

The directors jointly and severally accept full responsibility for the accuracy of information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the JSE Listings Requirements.

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.

SPECIAL RESOLUTION NUMBER 2

Award of Rights in terms of The Gold Fields Limited 2005 Non-Executive Share Plan

"Resolved that, (a) the document embodying The Gold Fields Limited 2005 Non-Executive Share Plan ("the Non-Exec Plan"), a copy of which has been signed by the Chairman for identification purposes and tabled at the annual general meeting convened to consider, inter alia, this resolution be and is hereby adopted and (b) the rights to acquire shares given to the non-executive directors of the company in accordance with the provisions of the Non-Exec Plan be and are hereby authorised in terms of section 223 of the Companies Act 61 of 1973, as amended."

EXPLANATORY NOTE ON SPECIAL RESOLUTION NUMBER 2

Special resolution number 2 is proposed in order to authorise the award of unissued ordinary shares in the company to the non-executive directors of the company in accordance with the provisions of The Gold Fields Limited 2005 Non-Executive Share Plan.

The effect of this special resolution will be that the non-executive directors of the company may then be awarded shares in the company on the basis set out in The Gold Fields Limited 2005 Non-Executive Share Plan. The salient features of The Gold Fields Limited 2005 Non-Executive Share Plan, are annexed to this document, being the notice of annual general meeting. Copies of The Gold Fields Limited 2005 Non-Executive Share Plan will be available for inspection at the registered office of the company from 8:00 to 17:00 until the date of the annual general meeting.

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or London transfer office of the company at least 24 hours before the time of the meeting.

By order of the directors

C Farrel
Corporate Secretary

Johannesburg
13 September 2005

Notice of annual general meeting – Annexure I



SALIENT FEATURES OF THE GOLD FIELDS LIMITED 2005 SHARE PLAN ("2005 Plan")

1 NUMBER OF SHARES MADE AVAILABLE FOR THE SCHEME

1.1 The aggregate number of ordinary shares in the capital of the Company ("shares") which may be acquired by participants under the 2005 Plan together with shares which may be acquired by participants under any other share plan in force which provides for the acquisition of shares (collectively "Any Other Plan") shall not exceed 5% of the Company's issued share capital, being 24 564 711 shares as at 19 August 2005.

1.2 The aggregate number of shares which may be acquired by any one participant under the 2005 Plan and Any Other Plan shall not exceed 0,5% of the Company's issued share capital, being 2 456 471 shares as at 19 August 2005.

1.3 The aggregates above shall not be exceeded without the prior authority of the Company in general meeting and the approval (to the extent necessary) of every stock exchange on which the shares are, at the time, listed.

2 THE GOLD FIELDS LIMITED 2005 SHARE TRUST

The Gold Fields Limited 2005 Share Trust ("the trust") will be established to administer the 2005 Plan. The board of directors of the Company ("the board") shall be entitled to appoint and remove the trustees of the trust. There shall at all times be a minimum of two trustees. The first trustees ("trustees") are to be Messrs A J Wright and T M G Sexwale. The trustees may not participate in the 2005 Plan. The Trust shall recover from a participant's employer within the Gold Fields Limited group of companies ("Group") all such costs as may be attributable to such participant's participation in the 2005 Plan.

3 PURPOSE, PARTICIPANTS AND MANNER OF PARTICIPATION

3.1 The purpose of the 2005 Plan is to attract, motivate, retain and reward employees, including executive directors of the Group who are able to influence Group performance on a basis which aligns the interests of such participants with those of the Company's shareowners.

3.2 Participants in the 2005 Plan will be executive directors and other senior employees of the Group, as selected by the board from time to time (collectively "participants").

3.3 The 2005 Plan empowers the board to offer participants a conditional right, from time to time, to receive performance vesting restricted shares (each a "PS") and/or performance allocated share appreciation rights (each a "SAR") on the terms and conditions described more fully below.



4 PERFORMANCE VESTING RESTRICTED SHARES

The salient features of the 2005 Plan relating to the award of PSs are set out hereunder.

4.1 A participant is (if the board so resolves) offered the conditional right to receive up to a maximum number of PSs for which no consideration is payable. The initial maximum awards are expected to range from 17% to 90% of the gross remuneration packages of participants.

4.2 A PS shall, subject to 4.3, be released to a participant on the date ("release date") which falls three years after the date ("the award date") on which the PS was awarded to the participant; provided that such three year period will be extended if and to the extent applicable law or Company policy in force from time to time prevents the Company from releasing or the participant from receiving or otherwise dealing in PSs or shares on the release date.

4.3 The release of PSs is dependent upon the meeting by the Company of performance criteria determined by the board at or prior to the award date ("the performance criteria") on the basis that the maximum number of PSs to be released on the release date will be adjusted if and to the extent the performance criteria are not satisfied over the three year period (whether in whole or in part). The initial performance criteria determined by the board entails a comparison between the appreciation of the price of the Company's shares against the growth in the Philadelphia XAU index (which is an index of international metal companies, predominantly in the gold sector) over a three year period. On this basis, it is envisaged that the maximum number of PSs awarded shall be released to a participant if the appreciation in the price of shares equals or exceeds the performance of the companies in the upper quartile of the Philadelphia XAU index. Less than the maximum number of PSs, determined on a sliding scale, shall be released if the appreciation in the price of shares does not equal or exceed the performance of the companies in the upper quartile of the Philadelphia XAU index, on the basis that no PSs shall be released if the appreciation of the price of shares equals or is lower than the performance of the companies in the lower quartile of the Philadelphia XAU index. The board is entitled, in exceptional circumstances and without prejudicing or disadvantaging participants, to waive fulfilment of the performance criteria or to amend same should they become inapplicable or inappropriate as a measure of performance.

4.4 The extent to which the performance criteria have been met will be assessed by the board prior to the release date.

4.5 If a participant's employment with the Group terminates:
   4.5.1 by reason of:
      4.5.1.1 death, injury, disability or ill-health;
      4.5.1.2 dismissal for operational reasons;
      4.5.1.3 retirement on or after his retirement date;
      4.5.1.4 the company by which he is employed ceasing to be a member of the Group; or
      4.5.1.5 the undertaking in which he is employed being transferred to a transferee which is not a member of the Group, such participant (or his estate in the event of his death) shall, unless the board determines otherwise, be entitled to receive that number of PSs awarded to him on the applicable award date, adjusted on a basis which is pro-rated with reference to

the total number of calendar months which have elapsed between such award date and the date of such termination and which assumes that the performance criteria have been met as if the Company has performed as targeted over the period between the award date and the release date. Based on the initial performance criteria, this will necessitate a 50% vesting of PSs on the release date;

4.5.2 for any reason other than one of those contemplated in 4.5.1, his award shall cease to be effective unless the board determines otherwise, in which event such participant shall be entitled, to receive that number of shares which is determined mutatis mutandis on the basis detailed in 4.5.1.

4.6 Provision is made for the Company to settle its obligation to settle PSs to a participant on the relevant release date, by (a) way of allotment and issue; or (b) the Company or the Trust procuring the transfer of such shares to the participant; provided that, as opposed to settling PSs in equity, the participant may, at the Company's election, be paid a cash bonus equal to the Fair Market Value of each share to which the participant becomes entitled. For the purposes of the 2005 Plan, "Fair Market Value", in relation to a share on any particular day, means the volume weighted average price of a share on the JSE Limited ("JSE") over the 20 (or lesser, if the board so decides) trading days immediately prior to the day in question.

5 PERFORMANCE ALLOCATED SHARE APPRECIATION RIGHTS

The salient features of the 2005 Plan relating to performance allocated share appreciation rights (each a "SAR") are set out hereunder:

5.1 A participant is, if the board so resolves, offered the right to receive a number of SARs upon the terms summarised below, for which no consideration is payable. In determining the number of SARs to be granted, the Board shall take into account the performance of the individual participants. The initial award for a fully performing participant at all levels is expected to be SARs with a face value equivalent to 30% of the gross remuneration package applicable to that participant's level in the Company. SARs with a face value of up to a maximum of 60% of an individual's gross remuneration package may, however, be awarded to attract or retain an exceptional performer.

5.2 SARs may not be exercised by a participant until the date ("the release date") which falls three years after that date on which the SARs are allocated to the participant ("the allocation date"); provided that such three year period will be extended by the board if and to the extent, applicable law or Company policy in force from time to time prevents the Company from settling SARs or the participant from dealing in shares on the release date.

5.3 A participant's entitlement to receive SARs is not conditional upon the attainment of any Company performance criteria since the award of SARs is subject to the performance of the individual participants.



5.4   If a participant's employment with the Group terminates:

    5.4.1   by reason of:

        5.4.1.1   death, injury, disability or ill-health;

        5.4.1.2   dismissal for operational reasons;

        5.4.1.3   retirement;

        5.4.1.4   the company by which he is employed ceasing to be a member of the Group; or

        5.4.1.5   the undertaking in which he is employed being transferred to a transferee which is not a member of the Group, such participant (or the trustees of his estate in the event of his death) shall, unless the board determines otherwise, be entitled, within a period of 12 months after such termination, to exercise that number of SARs awarded to him on the applicable allocation date, adjusted downwards on a basis which is pro-rated with reference to the total number of calendar months which have elapsed between such allocation date and the date of such termination. Any SAR which has not been exercised at the end of such 12 month period will no longer be effective;

    5.4.2   for any reason other than one of those contemplated in 5.4.1, his award shall no longer be effective unless the board determines otherwise in which event such participant shall be entitled, for a period of 12 months following such termination, to exercise that number of SARs awarded to him on the applicable allocation date, adjusted downwards mutatis mutandis on the basis specified in 5.4.1.

5.5   A participant is entitled, on or after the applicable release date to exercise one or more SARs on the basis that such Participant shall, in respect of each SAR so exercised, receive such number of shares as is calculated in accordance with the following formula:

$A = (B - C) \div B$

where:

A = the number of shares to which a Participant is entitled in respect of each SAR which has been exercised or is deemed to have been exercised;

B = the Fair Market Value of a share on the date on which such SAR is exercised or is deemed to have been exercised;

C = the price attributable to a SAR on the allocation date, being the Fair Market Value of a share on such date (the "Allocation Price").

5.6   The Company may discharge its obligation to settle a SAR, at its election by (a) way of allotment and issue; or (b) the Company or the Trust procuring the transfer of such shares to the participant; provided that, as opposed to settling SARs in equity, the participant may, at the Company's election, be paid a cash bonus equal to the Fair Market Value of the shares to which the participant becomes entitled on the exercise of his SARs.

5.7   All SARs which vest in a participant and are not exercised by a participant will cease to be effective if and to the extent they have not been exercised by a participant upon expiry of the period commencing on the allocation date and terminating on the 6th anniversary thereafter; provided that such six year period:

    5.7.1   will be extended by the board if and to the extent that applicable law or Company policy in force from time to time prevents the Company from settling a participant's entitlement to shares or a participant from receiving or otherwise dealing in shares on expiry of such period;

5.7.2 may be extended by the board, in its discretion, if and to the extent that any category of participant has, in any 12 month period preceding the expiry of such period, been precluded from receiving or otherwise dealing in shares for five or more months in the aggregate.

6 GENERAL PROVISIONS

6.1 Provision is made for appropriate adjustments in the event of alterations to the Company's capital including by way of special distributions, rights offers, corporate reorganisations, sub-divisions and consolidations. Furthermore, provision is made for the appropriate treatment of participants in the event of certain reconstructions of the Company including by way of certain merger and take-over events.

6.2 Subject to 6.3, if the Company undergoes a change of control after an award date and/or allocation date, then:

6.2.1 the release date in respect of all PSs and all unvested SARs previously awarded to participants, adjusted downwards on a basis which is pro-rated with reference to the total number of calendar months which have elapsed since the relevant award date and allocation date, shall be deemed to fall on the date on which such change of control becomes effective ("implementation date");

6.2.2 all SARs which are or then become vested in a participant shall be deemed to have been exercised on the implementation date,

on the basis that the Company must discharge its settlement obligation to participants pursuant to such acceleration of the release date of PSs and/or the deemed exercise of SARs by either:

6.2.3 paying to participants an amount equal to the Fair Market Value of the shares which would have been settled to participants on the implementation date, in respect of SARs, after applying the formula in 5.5; or

6.2.4 the delivery of the applicable number of shares to such participant.

In the case of PSs, it shall be assumed that the Company has performed as targeted over the period between the award date and the release date. Based on the initial performance criteria, this will necessitate a 50% vesting of PSs on the release date.

6.3 Notwithstanding 6.2, if the Company undergoes a change of control pursuant to a transaction which makes provision for participants' rights under the 2005 Plan to be substituted for other rights or to be otherwise accommodated, on a basis determined by an independent merchant bank to be fair and reasonable to participants, participants shall not be entitled to the rights articulated in 6.2; provided that if such participant's employment within the Group is terminated for any reason whatsoever (including his resignation) within a period of 12 months following the implementation date, he shall be entitled to be settled on the same basis that would have applied had the provisions of 6.2 been applicable, the effective date of such determination being the implementation date.

6.4 The Company shall apply for a listing on the JSE of all shares issued to a participant under the 2005 Plan as soon as possible after the issue (if applicable) thereof.



6.5 A participant may not cede any of his rights or delegate any of his obligations under the plan except, on terms acceptable to the Board, to a family trust or family company.

6.6 The board and the trustees may amend the 2005 Plan, with the approval (if required), of every stock exchange on which shares are, at the relevant time, listed. In addition, no amendments affecting any of the following matters shall be competent unless sanctioned by the Company in general meeting:

6.6.1 the eligibility of participants;

6.6.2 the definition of Allocation Price;

6.6.3 the definition of Fair Market Value;

6.6.4 the maximum number of shares subject to the 2005 Plan and the maximum number of shares which may be acquired by a single participant.

6.7 On the winding-up of the trust, any surplus shall be paid to the Company and any deficit arising will be borne by the Company.



SALIENT FEATURES OF THE GOLD FIELDS LIMITED 2005 NON-EXECUTIVE SHARE PLAN ("2005 Non-Exec Plan")

1   NUMBER OF SHARES MADE AVAILABLE FOR THE SCHEME

1.1   The aggregate number of ordinary shares in the capital of the Company ("shares") which may be acquired by participants under the 2005 Non-Exec Plan, together with shares which may be acquired by participants under any other share plan in force which provides for the acquisition of shares (collectively "Any Other Plan") shall not exceed 5% of the Company's issued share capital, being 24 564 711 shares as at 19 August 2005.

1.2   The aggregate number of shares which may be acquired by any one participant under the 2005 Non-Exec Plan together with Any Other Plan shall not exceed 0,2% of the Company's issued share capital, being 982 588 shares as at 19 August 2005.

1.3   The aggregates above shall not be exceeded without the prior authority of the Company in general meeting and the approval (to the extent necessary) of every stock exchange on which the shares are, at the time, listed.

2   PURPOSE, PARTICIPANTS AND MANNER OF PARTICIPATION

2.1   The purpose of the 2005 Non-Exec Plan is to provide non-executive directors of the Company with the opportunity to acquire an interest in the equity of the Company so as to align their own interests with those of the Company's shareowners, thereby providing such non-executive directors with a further incentive to advance the Company's interests.

2.2   Participants in the 2005 Non-Exec Plan will be non-executive directors of the Company, who are not members of the Non-Executive Directors Remuneration Committee ("Exco") (collectively "participants"). Exco will comprise the Chief Executive Officer of the Company and two nominees appointed by the Chief Executive Officer from time to time.

2.3   The 2005 Non-Exec Plan entitles Exco, with the prior approval of the shareholders of the Company in general meeting, to make awards of restricted shares to participants on the terms and conditions described more fully below.

2.4   No consideration is payable for the grant of an award of restricted shares.

2.5   In order to align the interests of each participant more closely with the long-term interests of the Company, restricted shares awarded shall be settled to a participant on the date ("release date") which falls three years after the date ("the award date") on which the restricted shares were awarded to the participant; provided that such three year period will be extended if and to the extent applicable law or Company policy in force from time to time prevents the Company from releasing or the participant from receiving or otherwise dealing in shares on the release date.

2.6   If a participant ceases to be a non-executive director of the Company by reason of death, the restricted shares awarded to him on the award date shall be settled, as soon as reasonably practicable following his death, to his heirs, executor, trustees or other representative. If a participant ceases to be a non-executive director as a result of his:



2.6.1 removal from office by way of a resolution of shareholders of the company pursuant to this proven dishonest, fraudulent, grossly negligent or other misconduct;

2.6.2 becoming disqualified from holding appointment as a director of the company;

2.6.3 resignation at the request of a majority of the board of directors in circumstances of the nature contemplated in 2.6.1, his award will cease to be effective. If a participant ceases to hold office for any other reason, the restricted shares awarded to him shall, nonetheless, be released to him on the relevant release date.

2.7 Provision is made for the Company to settle its obligation to settle restricted shares to a participant on the relevant release date, by (a) way of allotment and issue; or (b) the Company procuring the transfer of such shares to the participant; provided that, as opposed to settling restricted shares in equity, the participant may, at Exco's election, be paid a cash bonus equal to the Fair Market Value of each share to which the participant becomes entitled. For the purposes of the 2005 Non-Exec Plan, "Fair Market Value", in relation to a share on any particular day, means the volume weighted average price of a share on the JSE Limited ("JSE") over the 20 (or lesser, if Exco so decides) trading days immediately prior to the day in question.

2.8 Provision is made for appropriate adjustments in the event of alterations to the Company's capital including by way of special distributions, rights offers, corporate reorganisations, sub-divisions and consolidations. Furthermore, provision is made for the appropriate treatment of participants in the event of certain reconstructions of the Company including by way of certain merger and take-over events. In particular, if the Company undergoes a change of control after an award date, the release date in respect of all restricted shares previously awarded to participants shall be deemed to fall on the date on which such change of control becomes effective ("implementation date"), on the basis that the Company must discharge its settlement obligation to par

2.8.1 paying to participants an amount equal to the Fair Market Value of the shares granted under the award; or

2.8.2 the delivery of shares to such participant.

2.9 The Company shall apply for a listing on the JSE of all shares issued to a participant under the 2005 Non-Exec Plan as soon as possible after the issue (if applicable) thereof.

2.10 A participant may not cede any of his rights or delegate any of his obligations under the 2005 Non-Exec Plan except, on terms acceptable to Exco, to a family trust or family company.

2.11 Exco may amend the 2005 Non-Exec Plan, with the approval (if required, of every stock exchange on which shares are, at the relevant time, listed). However, no amendments affecting any of the following matters shall be competent unless sanctioned by the Company in general meeting:

2.11.1 the eligibility of participants;

2.11.2 the definition of Fair Market Value;

2.11.3 the maximum number of shares subject to the 2005 Non-Exec Plan and the maximum number of shares which may be acquired by a single participant.

Proxy form



Gold Fields Limited
(Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123

I/we *(Name in block letters)* _____

of *(Address in block letters)* _____

being a shareholder(s) of Gold Fields Limited

hereby appoint _____ of _____

or, failing him/her _____ of _____

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Thursday, 17 November, 2005 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary resolution number 1 Adoption of financial statements			
Ordinary resolution number 2 Re-election of Dr A Grigorian as a director			
Ordinary resolution number 3 Re-election of Mr S Stefanovich as a director			
Ordinary resolution number 4 Re-election of Mr J M McMahon as a director			
Ordinary resolution number 5 Re-election of Mr C I von Christierson as a director			
Ordinary resolution number 6 Re-election of Mr A J Wright as a director			
Ordinary resolution number 7 Placement of shares under the control of the directors			
Ordinary resolution number 8 Issuing shares for cash			
Ordinary resolution number 9 Adoption of the Gold Fields Limited 2005 Share Plan			
Ordinary resolution number 10 Placement of unissued shares under the control of the directors for the purpose of The Gold Fields 2005 Share Plan			
Ordinary resolution number 11 Placement of unissued shares under the control of directors for the purpose of The GF Management Incentive Scheme, approved at the annual general meeting of shareholders of the company on 10 November 1999			
Ordinary resolution number 12 Award of rights to non-executive directors under The Gold Fields 2005 Non-Executive Share Plan			
Ordinary resolution number 13 Increase of directors' fees			
Special resolution number 1 Acquisition of company's own shares			
Special resolution number 2 Award of Rights in terms of The Gold Fields Limited 2005 Non-Executive Share Plan			

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Please indicate with an "X" in the appropriate spaces above how you wish your votes to be cast.

If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Signed at _____ on _____ 2005

Name in block letters _____ Signature _____

Assisted by me (where applicable)

This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York

Proxy form *(continued)*



NOTES

1. A form of proxy is only to be completed by those shareholders who are:
   – holding shares in certified form; or
   – recorded on sub-register electronic form in "own name".

2. All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

3. A signatory/ies to the Proxy Form may insert the name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.

4. A shareholders' instructions to the proxy must be indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholders' votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholders' votes exercisable at that meeting.

5. Any alteration or correction made to this Proxy Form must be initialled by the signatory/ies.

6. Documentary evidence establishing the authority of a person signing this Proxy Form in a responsible capacity must be attached to this Proxy Form unless previously recorded by the company.

7. When there are joint holders of shares, any one holder may sign the Proxy Form.

8. A married woman still subject to her husband's marital power must be assisted by him (if applicable).

9. The completion and lodging of this Proxy Form will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

10. Completed Proxy Forms should be returned to the registered offices in Johannesburg or in London or one of the transfer offices of the company at either of the addresses given below by no later than 09:00 local time (in the country concerned) on Tuesday, 15 November 2005.

Transfer offices
South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 2000
Fax: +44 20 8658 3430

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 6 October 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs